Form 10-K, Exhibit 13
ERIE FAMILY LIFE INSURANCE CO
filed 1995-03-27
CIK 33416

INCORPORATED BY REFERENCE, PAGE 13 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

SELECTED FINANCIAL DATA




                                                          Years Ended December 31

                                      1994             1993             1992             1991             1990
Policy Revenue                   $  24,893,483    $  22,156,822    $  19,415,368    $  16,845,423    $  14,892,197
Investment & Other Income           41,875,339       42,630,274       39,107,928       22,436,810       16,324,087

Total Revenue                    $  66,768,822    $  64,787,096    $  58,523,296    $  39,282,233    $  31,216,284

Benefits & Expenses                 40,289,316       36,910,821       33,181,761       28,276,198       22,366,465

Operating Income Before Taxes       26,479,506       27,876,275       25,341,535       11,006,035        8,849,819

Federal Income Tax (Benefit):
     Current                         8,179,901        8,275,631        7,791,598        3,923,121        2,609,102
     Deferred                        1,469,927        1,496,402        1,655,339         (538,121)         374,723
Total Federal Income Tax             9,649,828        9,772,033        9,446,937        3,385,000        2,983,825

Cumulative effect on prior years
on changing the method of
accounting for income taxes                  0         (567,610)               0                0                0

Net Income                       $  16,829,678    $  17,536,632    $  15,894,598    $   7,621,035    $   5,865,994

Earnings per share               $        5.34    $        5.57    $        5.05    $        2.42    $        1.86
Cash dividends declared per share         1.20             1.10             1.00             0.92             0.84
Total Assets                     $ 528,632,132    $ 455,135,563    $ 376,485,292    $ 297,626,775    $ 226,771,232
Stockholders Equity              $  90,855,581    $  89,744,886    $  75,427,308    $  63,388,207    $  53,041,027
Book Value per share             $       28.84    $       28.49    $       23.95    $       20.12    $       16.84
Average Number of
     Shares Outstanding              3,150,000        3,150,000        3,150,000        3,150,000        3,150,000

INCORPORATED BY REFERENCE, PAGES 13 AND 14 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION &
RESULTS OF OPERATION

The following discussion and analysis should be read in conjuntion with the financial statements and related notes found on pages 18-25, since they contain important information that is helpful in evaluating our operating results and financial condition.

OVERVIEW

Erie Family Life Insurance Company (the Company) is incorporated in the Commonwealth of Pennsylvania. The Company is primarily engaged in the business of underwriting and selling non-participating individual and group life insurance policies, including universal life and annuity products. The Company markets its products through independent Agents and is licensed in 11 states in the Eastern U.S. and is subject to supervision and regulations of the states in which it does business. A large portion of the Company's business is written in Pennsylvania.

Net Income decreased to $16,829,678, or $5.34 per share, in 1994 from $17,536,632, or $5.57 per share in 1993, a decrease of 4%. Policy revenues grew by 12% in 1994 and life insurance in force grew by more than $1.2 billion during 1994, with total life insurance in force at December 31, 1994 growing to almost $8.5 billion. Investment income, net of expenses, grew by 15% to $35,566,249 in 1994 from $30,928,611 in 1993. Total assets increased by 16% to
$528,632,132.

REVENUES,  BENEFITS,  AND EXPENSES

Premium Income.  Life premiums
increased 12.2% to $22,931,783 in 1994 from  $20,440,636 in 1993 and $17,837,380 in 1992. New life insurance coverage placed during 1994 was $1,884,722,000, compared to $1,580,014,000 in 1993 and $1,581,894,000 in 1992. This represents an increase of 19.3% in 1994 and a decrease of 0.1% in 1993. First year life insurance premiums were $5,563,765 in 1994, $4,567,631 in 1993 and $4,584,839 in
1992, an increase of 21.8% in 1994 and a decrease of 0.4% in 1993. Renewal premium increased 9.4% in 1994. Improved persistency on the large pool of life insurance business issued during 1993, and a declining policy lapse ratio for the Company as a whole, was largely responsible for the increase in renewal premiums.

First-year and single universal life and annuity deposits were $53,965,315 in 1994, $42,602,356 in 1993 and $45,924,906 in 1992, representing an  increase  of 26.7% in 1994 and a decrease  of 7.2% in 1993.

Net  Investment
Income. Net investment income in 1994 was $35,566,249 compared to $30,928,611 in 1993 and $28,132,626 in 1992, an increase of 15.0% in 1994 and 9.9% in 1993. The ratio of net investment income to mean invested assets during 1994 was 8.33% compared to 8.67% in 1993 and 9.85% in 1992. Fueling the growth in investment income was the Company's cash flows generated from annuity and universal life deposits and operating income.

INCORPORATED BY REFERENCE, PAGE 14 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

Realized  Gain on  Investments.  In 1994,  the
Company had realized gains of $4,411,334. This entire amount consisted of gains from the sale of securities. In 1993, the Company had realized gains on investments of $10,433,318. This amount consisted of gains on the sale and maturity of securities of $12,408,318 net of $1,200,000 in losses for a write-down of a limited partnership interest and $775,000 in losses for a write-down of a mortgage loan that became impaired during the period. During 1992, the Company generated realized gains of $9,647,470. This amount consisted of gains on the sale and maturity of securities of $10,149,677, less losses of $502,207 for securities that became impaired during the period.

Death Benefits.
Net death benefits on life insurance policies decreased 12.3% in 1994 to $4,068,876, compared to $4,639,349 in 1993 and $4,762,945 in 1992. From 1992
through 1994 net death benefits dropped by 14.6%, compared to an increase in the Company's life insurance in force of 34.5%, over the same period. However, death benefit experience must be analyzed for long-term trends, rather than over short periods where unusual fluctuations may influence the results. This is particularly true for a company the size of Erie Family Life, which is growing rapidly. The Company believes that its underwriting philosophy and practices are sound and positively contribute to the mortality results experienced over the last several years.

The Company's lapse ratio, as reported to the  Pennsylvania
Insurance Department, fell to 8.4% in 1994, a positive trend which has continued for several years. The lapse ratio was 9.1% in 1993 and 10.2% in 1992. The lapse ratio is an important measure of the success of the Company's sales and service efforts. Consequently, it is closely monitored as a barometer of future life insurance product profitability and premium growth. The .7% decline in the lapse ratio in 1994 is reflective of management's policy conservation efforts and the Company's sales practices. The decline in the policy lapse ratio made a real contribution to the growth in Company life insurance premiums in 1994.

Interest on Annuity and Universal Life Deposits. Total interest credited on deposits rose 13% to $20,145,355 from $17,832,577 in 1993. This increase in interest expense was due to $69,530,697 in new annuity and universal life deposits made by Policyholders during 1994 as well as higher credited interest rates on these funds. At December 31, 1994 annuity deposits accruing interest were $341 million and universal life deposits accruing interest were $36 million. During 1994, the interest rate credited on universal life deposits rose from a 6.00% to 6.75% range on January 1, 1994 to a 6.50% to 7.25% range on December 31, 1994. The rates credited on annuity deposits rose from a 4.75% to 5.75% range at the beginning of 1994, to a 5.35% to 6.50% range at the end of 1994.

INCORPORATED BY REFERENCE, PAGE 14 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

Commissions. In 1994, commission expenses increased 27.8% or $498,840 to $2,293,450. Most of this commission increase was due to an increase in life insurance premiums of 12.2% along with an increase in the average commission rate. The average commission rate increased due to an increase in persistency for policies in their second policy year. Second year renewal commission rates are higher than third and subsequent year commission rates and increases in second year persistency will result in an increase in the average commission rate. The commission costs, which vary with and are primarily related to the production of new business, have been deferred. These costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue (see Note 3 of the Notes to Financial Statements).

General  Expenses,  Taxes,
Licenses and Fees. General expenses amounted to $5,775,026 compared to $5,120,063 in 1993 and $4,829,293 in 1992. The increase in operating expense was due primarily to increases in Employee salaries and benefits and data processing expenses. Employee salary and benefit expenses rose due to Employee merit pay increases and Employee benefit cost increases. The increase in data processing expense was due to the Company's commitment of resources to several information systems projects during 1994. In the long run these information system investments will enable the Company to respond to the needs of Agents and Policyholders more quickly and effectively, and allow the Company to control operating expenses.

Certain operating expenses of the Company are paid by Erie
Indemnity Company and reimbursed monthly by the Company. Additionally, a portion of the common overhead expenses of the Erie Insurance Group are allocated to Erie Family Life. These expenses comprise the majority of Company general expenses. Erie Indemnity Company is a 21.6% shareholder of Erie Family Life
Insurance Company stock and the management company for the Erie Insurance Exchange.

Taxes, licenses and fees increased $781,083 to $2,807,813 in 1994. The increase was due to increased assessments made by the state life insurance guaranty associations. These assessments totaled $1,072,000 in 1994, $604,000 in 1993 and $725,000 in 1992. The assessments are mandated by the state life insurance guaranty associations and are used by them to guarantee the life, annuity and health insurance policies of companies that have become insolvent. About $300,000 of the 1994 assessments, $330,000 of the 1993 assessments and $490,000 of the 1992 assessments can be recovered as credits on the Company's state premium tax returns. These credits have generally remained available, but are not guaranteed by the states. In 1991, the Pennsylvania legislature enacted a new law that imposed a 2% premium tax on all non-qualified annuity premiums. This tax increased the Company's premium taxes by $522,000 in 1994, $500,000 in 1993 and $531,000 in 1992.

INCORPORATED BY REFERENCE, PAGES 14 AND 15 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

Federal Income Taxes. The Revenue Reconciliation Act of 1990 changed the way life insurance companies calculate their tax liability. Prior to 1990, the Internal Revenue Code allowed life insurance companies to deduct commissions and other policy acquisition expenses in the year incurred. The Revenue Reconciliation Act of 1990 mandates that life insurance companies capitalize the cost of acquiring new business and amortize the expense over the premium-paying-period of the underlying policies. This change postpones the deduction of policy acquisition expenses to later years, thereby increasing current year federal income taxes over what they would have been under the old law. The Company amortizes these policy acquisition expenses on a straight-line basis over a period of 120 months, beginning with the first month in the second half of the taxable year.

The Revenue  Reconciliation  Act of 1993 increased the
Company's tax rate from 34% to
35%. The Company's effective federal income tax rates in 1994, 1993 and 1992 differ primarily due to the recognition of, or limitations on, capital losses.

Impact of Accounting Pronouncements. In May 1993, FAS 115, "Accounting for Certain Investments in Debt and Equity Securities" was issued by the Financial Accounting Standards Board. Effective January 1, 1994, the Company adopted the FAS 115 standard. This statement requires different reporting for debt and equity securities in the balance sheet and income statement based on Company investment and trading practices. The effect of this accounting standard on the Company's balance sheet at January 1, 1994, was an increase in invested assets of $14,612,895, an increase in deferred taxes of $5,114,513 and an increase in stockholders' equity of $9,498,382. The adoption of this accounting standard had no effect on the Company's statement of income.

LIQUIDITY AND CAPITAL RESOURCES

We define liquidity as the Company's ability to generate sufficient cash flows to meet the short-term cash requirements of our operation. Generally, insurance premiums and deposits are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums, annuity and universal life deposits and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 1994 was $12,805,742, compared to $5,270,735 in 1993, and
$3,200,953 in 1992. The Company's liquidity position remains strong as invested assets grew by 18% during 1994 to $460 million at December 31, 1994. The majority of invested assets are very liquid marketable securities.

INCORPORATED BY REFERENCE, PAGE 15 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

Premium from
the sale of new policies combined with the premium on existing policies accounted for approximately 37.3% of total revenue in 1994, 34.2% in 1993, and 33.2% in 1992. Investment income, net of expenses, generated 53.3% of total revenue in 1994, 47.7% in 1993 and 48.1% in 1992. Also, the Company had a realized gain on investments which generated 6.6% of total revenue in 1994, 16.1% in 1993 and 16.5% in 1992.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, also generate cash. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as a revenue. Annuity and universal life deposits were $69,530,697 in 1994, $56,680,713 in 1993, and $59,069,340 in 1992.

The Company's
current commitments for expenditures as of December 31, 1994, are primarily for policy death benefits, policy surrenders and withdrawals, general operating expense, federal income taxes, and dividends to stockholders. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations, its liquid assets and marketable securities, and its line of credit with PNC Bank will enable the Company to meet any foreseeable cash requirements. At December 31, 1994, the Company's line of credit with PNC Bank totaled $10 million, none of which was outstanding.

As a Pennsylvania  domiciled insurance company,  Erie
Family Life may pay dividends within the preceding twelve months of not more than the greater of 10% of its statutory surplus as regards Policyholders as shown on its last annual statement or the statutory net gain from operations after dividends to Policyholders and Federal income taxes and before realized gains or losses for the period covered by such statement. Accordingly, the maximum dividend payout which may be made in 1995 without prior Pennsylvania commissioner approval is $8,679,000.

The  Commonwealth  of  Pennsylvania  has
adopted the minimum risk-based capital requirements for domestic insurance companies that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. These formulas determine a ratio of the Company's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows.

INCORPORATED BY REFERENCE, PAGE 15 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS



                           Ratio of Total Adjusted Capital to
                          Authorized Control Level Risk-Based
   Regulatory  Event        Capital (Less Than or Equal to)
 Company  action level       2 (or 2.5 with negative  trends)
 Regulatory  action level    1.5
 Authorized  control level   1
 Mandatory control level      .7

Erie Family Life has regulatory total adjusted capital of $56 million and $51 million at December 31, 1994, and 1993, respectively, and a ratio of total adjusted capital to authorized control level risk-based capital of 5.8 and 5.7 at December 31, 1994, and 1993, respectively. These levels far exceed the minimum risk-based capital requirements.

During 1994,  Pennsylvania adopted the
NAIC Model Actuarial Opinion and Memorandum Regulation. As a result, the Company's actuarial opinion for 1994 and 1993, included the results of an asset adequacy analysis, based primarily on cash flow testing. The testing consisted of 20-year projections of existing business under each of nine different interest rate scenarios. The cash flows and projected market value surplus results were positive, under all nine scenarios.

RESERVE  LIABILITIES

The
Company's primary commitment is its obligation to meet the payment of future benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy changes) plus interest earned on those deposits. On December 31, 1994, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed-income investments because the underlying policy reserves are generally also of a long-term nature.

INVESTMENTS

The Company's investment strategies and portfolios are structured to match the features of the life insurance and annuity products sold by the Company. Erie Family Life's annuities and life insurance policies are long-term products, therefore the Company's investment strategy takes a long-term perspective emphasizing investment quality, diversification, and superior investment returns. The Company's investments are prudently managed on a total return approach that focuses on current income and capital appreciation.

INCORPORATED BY REFERENCE, PAGES 15 AND 16 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

The Company's invested assets are also exceptionally liquid in order to meet the short and long-term commitments to Policyholders. At December 31, 1994 Erie Family Life's investment portfolio of cash and money market investments, investment grade bonds, common stocks, and preferred stocks, all of which are extremely marketable, totaled $451 million or 85.4% of total assets. These resources provide the liquidity the Company requires to meet unforeseen demands on its funds.

The total invested assets of the Company consist of investments in fixed maturities, preferred stock, common stock, real estate, mortgage and policy loans and other invested assets. At December 31, 1994, 73.2% of total invested assets were invested in fixed maturities. Preferred stocks represent 21.8% or $100 million and common stocks represent 1.8% or $8 million of total invested assets at December 31, 1994, while real estate and mortgage loans make up only 2.1% of total invested assets. Mortgage loan and real estate investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently these investments have been kept to a minimum. Invested assets at December 31, 1994 and 1993 consisted of the following:

                              Invested Assets
                                (thousands)

                                       1994          1993
Fixed Maturities
   Held-to-Maturity                  $160,445     $131,148
   Available-for-Sale                 175,852      122,506
Equity Securities
   Preferred Stock                    100,236      108,059
   Common Stock                         8,126        4,365
Real Estate                             1,899        2,002
Mortgage Loans                          7,633       11,604
Policy Loans                            3,181        2,810
Other Invested Assets                   2,257        5,880
Total Invested Assets                $459,629     $388,374

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

Fixed Maturities

The Company's fixed maturities at December 31, 1994 consist of investments in bonds of $334 million and investments in redeemable preferred stock of $2 million. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is conservatively managed with the goal of achieving reasonable returns while limiting exposure to risk.

At December 31, 1994 the carrying value of fixed maturities was $336,296,937, or 73.2% of total invested assets. At December 31, 1994, the amortized cost, estimated market values, gross unrealized gains, gross unrealized losses, and carrying value for fixed maturities were as follows:

                                Fixed Maturities at 12-31-94
                                        (thousands)

                                                                                         Gross      Gross
                                                                   Amortized  Market  Unrealized  Unrealized  Carrying
                                                                      Cost    Values     Gains      Losses      Value

U.S. Treasury
  & Agency                                                        $ 12,223  $ 10,728     $   15    $ 1,510   $ 11,969
Mortgage-Backed
  Certificates                                                       1,480     1,567         96          9      1,480
Industrial &
  Miscellaneous                                                    194,155   182,963      2,723     13,915    192,595
Public Utilities                                                    91,068    82,828        241      8,481     90,080
Political Subdivision                                                3,008     3,211        203          0      3,177
Special Revenue                                                     38,792    37,099        410      2,103     36,996
Total Fixed  Maturities                                           $340,726  $318,396     $3,688    $26,018   $336,297


The bond investments included in the fixed maturity category consist of high-quality, marketable securities, 98.1% or $329.9 million of which, are rated at investment grade levels (Baa/BBB or better). Included in this investment-grade category are $240 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the NAIC. Below investment-grade bonds totaled $4.4 million at December 31, 1994 and are a very manageable 1.0% of total invested assets. Included in the below investment-grade category are $4.4 million of "medium" quality bonds and none of the bonds are considered "low" quality. All of the securities classified as below-investment-grade are current and in good standing. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

INCORPORATED BY REFERENCE, PAGES 16 AND 17 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

If  management  determines  that any
declines in market value of these investments are other than temporary, the securities will be written-down to the realizable value of the investment and reflected in the income statement. If a bond is in default of interest payments and it is determined that liquidation of the security would be in the Company's best interest, the security will be sold to return the proceeds to income producing assets. During 1993, the Company recorded provisions for loss on other-than-temporary declines in the market values of investment securities and losses on mortgage loans and limited partnership of $1.5 million.

At December
31, 1994, the Company's five largest bond investments totaled $39,567,820, none of which individually exceeded $12.8 million. These investments had a market value of $35.9 million. The top three bonds are government agencies and have a cost of $27.8 million and a market value of $25.6 million.

In compliance  with
FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has classified 52% of its fixed maturity portfolio as available-for-sale at December 31, 1994. Management believes this level of available-for-sale securities is sufficient for the Company to meet its liquidity needs and provides the flexibility necessary to respond to changes in the securities markets. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in stockholders' equity. Fixed maturities classified as available-for-sale at December 31, 1994 were previously carried at the lower of amortized cost or fair value (see Note 3 of the Notes to Financial Statements). The carrying value of investments in prior years was not restated for the adoption of FAS 115. At December 31, 1994, fixed maturities available-for-sale had a cost of $180,281,163 and a market value of $175,851,865, representing an unrealized loss of $4,429,298. Fixed maturities classified as held-to-maturity are carried at the lower of cost or market value. The held-to-maturity category includes only fixed maturities which management has both the positive intent and ability to hold until maturity (see Note 3 of the Notes to Financial Statements).

Equity Securities

Equity securities consist
of common and preferred stocks which are carried on the balance sheet at current market value. At December 31, 1994, common and preferred stock held by the Company had a cost of $116,380,818 and a market value of $108,361,616, representing an unrealized loss of $8,019,202. As with the held-to-maturity portfolio, the Company's preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The preferred stocks are of very high-quality and extremely marketable, 96.2% or $96.5 million of which are of the "highest" or "high" quality, as defined by the NAIC. The remaining $3.8 million of preferred stocks have a "medium" NAIC rating. There are no preferred stocks in Erie Family Life's portfolio rated in the "low," "lowest," or "in or near default" quality categories established by the NAIC.

INCORPORATED BY REFERENCE, PAGE 17 OF THE COMPANY'S 1994 ANNUAL
                    REPORT TO STOCKHOLDERS

                                     Equity Securities, 12-31-94
                                            (thousands)

                                                    Gross       Gross
                                          Market  Unrealized  Unrealized
                                 Cost      Value    Gains       Losses
Common Stocks
   Banks & Insurance         $    790   $  1,081   $  325      $    34
       Industrial &
  Miscellaneous                 6,678      7,045      969          602
Preferred Stocks
    Public Utilities            2,414      2,316        8          106
   Banks & Insurance           63,453     59,299    1,383        5,537
       Industrial &
  Miscellaneous                43,046     38,621      184        4,609
Total Equity
  Securities                 $116,381   $108,362   $2,869      $10,888


Other Investments

Real estate investments are carried on the balance sheet at cost, less allowances for depreciation and possible losses. Commercial mortgage loans on real estate are carried at their unpaid balances, adjusted for amortization of premium or discount, less allowances for possible loan losses. Policy loans are carried at their unpaid balances.

The fair values of the Company's investments in real estate, mortgage loans, policy loans, and other invested assets, approximate the book values presented in the financial statements.

Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments.
In October 1994, the Financial Accounting Standards Board issued Statement No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." FAS 119 requires increased disclosures about derivative products, which are defined to include futures, forward, swap, or option contracts, or other financial instruments with similar characteristics. FAS 119 also requires that fair value information of derivative financial instruments be presented without combining, aggregating, or netting the fair value of derivative and nonderivative financial instruments. This statement is effective for financial statements issued by the Company for fiscal years ending after December 15, 1994. Management has determined that the only derivative financial instruments held by the Company consist of options written by the Company on equity securities held in the Company's portfolio. At December 31, 1994, these options totaled $33,248.

MARKET FOR THE  REGISTRANT'S  COMMON STOCK AND RELATED
SECURITY HOLDER MATTERS

Currently there is no market on which the  Registrant's
stock is traded. The Company had 1,153 stockholders of common stock on December 31, 1994.
   Date Dividends Declared    Dividends per Share Declared
     January 17, 1993                  .275
     March 31, 1993                    .275
     June 21, 1993                     .275
     September 27, 1993                .275
     March 1, 1994                      .30
     March 1, 1994                      .30
     July 21, 1994                      .30
     September 29, 1994                 .30

            Index to Graphs included in the Investment Section
               of The Management's Discussion and Analysis

Graph #1    DISTRIBUTION OF INVESTED ASSETS
                         at December 31, 1994

            Fixed Maturities - Available For sale    38.3%
            Fixed Maturities - Held to Maturity      34.9%
            Equity Securities - Preferred Stock      21.8%
            Equity Securities - Common Stock          1.8%
            Mortgage Loans                            1.7%
            Policy Loans                              0.7%
            Other Invested Assets                     0.5%
            Real Estate                               0.4%


Graph #2    DIVERSIFICATION OF FIXED MATURITIES
              at December 31, 1994 - Carrying Value

            Industrial & Miscellaneous         57.3%
            Public Utilities                   26.8%
            Special Revenue                    11.0%
            U.S. Treasury & Agency              3.6%
            Political Subdivision               0.9%
            Mortgage Backed Certificates        0.4%



Graph #3           QUALITY*  OF BOND PORTFOLIO
              at December 31, 1994 - Carrying Value

                    A/A         $132.1 Mill    39.5%
                  BBB/Baa         $72.9 Mil    21.8%
                  AAA/Aaa         $65.1 Mil    19.5%
                   AA/Aa          $59.8 Mil    17.9%
                   BB/Ba            $4.4 Mi     1.3%

   * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4    DIVERSIFICATION OF EQUITY SECURITIES
              at December 31, 1994 - Market Value


            (2) Banks & Insurance              54.7%
            (2) Industrial & Miscellaneous     35.6%
            (1) Industrial & Miscellaneous      6.5%
            (2) Public Utilities                2.1%
            (1) Banks & Insurance               1.1%


            (1)  Common Stock
            (2)  Preferred Stock

     INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Erie Family Life Insurance Company:

                  We have audited the accompanying balance sheets of Erie Family Life Insurance Company as of December 31, 1994 and 1993, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                  As described in Note 3 to the financial statements, the Company changed its method of accounting for debt and equity securities in 1994. In 1993, the Company changed its method of accounting for income taxes and reinsurance activities as described in Notes 5 and 8.




                        /s/ Brown Schwab Bergquist & Co.


Erie, Pennsylvania
February 17, 1995

    INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS


                                             ERIE FAMILY LIFE INSURANCE COMPANY

                                                       BALANCE SHEETS
                                              As of December 31, 1994 and 1993


   ASSETS                                                                                  1994                    1993

Investments
  Fixed maturities:
    Held-to-maturity, at amortized cost
      (fair value of $142,544,015 and
      $131,130,047 respectively)                                                       $160,445,072            $131,147,518
    Available-for-sale, at fair value
      in 1994 (amortized cost of
      $180,281,163) and at amortized
      cost in 1993 (fair value of
      $137,118,998)                                                                     175,851,865             122,506,103
  Equity securities, at fair value
    (cost of $116,380,818 and
    $106,504,461, respectively)                                                         108,361,616             112,423,627
  Real estate                                                                             1,898,628               2,002,325
  Policy loans                                                                            3,181,311               2,809,916
  Mortgage loans on real estate                                                           7,633,399              11,604,602
  Other invested assets                                                                   2,257,143               5,880,089

          Total investments                                                            $459,629,034            $388,374,180

Cash, including short-term cash
  investments of $7,262,914
  and $14,982,672, respectively                                                           6,559,213              14,800,790
Premiums receivable                                                                       2,300,721               1,980,265
Reinsurance recoverable                                                                     312,249                 367,872
Other receivables                                                                           261,578                 318,585
Accrued investment income                                                                 8,388,301               5,909,881
Deferred policy acquisition costs                                                        44,951,795              38,482,838
Reserve credit for reinsurance ceded                                                      3,385,623               2,265,294
Prepaid federal income taxes                                                                851,320                 964,079
Other assets                                                                              1,992,298               1,671,779




          Total assets                                                                 $528,632,132            $455,135,563



   INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS









   LIABILITIES AND STOCKHOLDERS' EQUITY                                           1994                     1993

LIABILITIES
  Policy liabilities and accruals:
    Future life policy benefits                                               $ 44,050,175             $ 40,318,762
    Policy and contract claims                                                     797,485                1,155,359
    Annuity deposits                                                           341,242,154              281,489,139
    Universal life deposits                                                     36,107,402               27,744,208
    Supplementary contracts not
      including life contingencies                                                 767,456                  859,300
  Other policyholder funds                                                       6,352,476                1,648,912
  Deferred federal income tax                                                    2,897,964                7,856,720
  Reinsurance premium due                                                          193,135                  130,198
  Accounts payable and accrued
    liabilities                                                                  4,131,617                3,606,997
  Due to affiliate                                                               1,236,687                  581,082

                  Total liabilities                                           $437,776,551             $365,390,677


STOCKHOLDERS' EQUITY
  Common stock, $1.10 par value
    per share; authorized
    5,000,000 shares;
    3,150,000 shares issued
    and outstanding                                                           $  3,465,000             $  3,465,000
  Additional paid-in capital                                                       945,000                  945,000
  Net unrealized (depreciation)
    appreciation on investment
    securities, net of deferred
    taxes of ($4,356,975) and
    $2,071,708, respectively                                                 (   8,091,525)               3,847,458
  Retained earnings                                                             94,537,106               81,487,428

                  Net stockholders' equity                                    $ 90,855,581             $ 89,744,886

                  Total liabilities and
                    stockholders' equity                                      $528,632,132             $455,135,563















See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                                STATEMENTS OF INCOME
                                    Years Ended December 31, 1994, 1993 and 1992

                                                              1994                   1993                   1992

Revenues
  Policy
    Life premiums                                         $22,931,783            $20,440,636            $17,837,380
    Group                                                   1,961,700              1,716,186              1,577,988

                  Total policy
                    revenues                              $24,893,483            $22,156,822            $19,415,368

  Investment income, net
    of expenses                                            35,566,249             30,928,611             28,132,626
  Realized gains on
    investments                                             4,411,334             10,433,318              9,647,470
  Other income                                              1,897,756              1,268,345              1,327,832

                  Total revenues                          $66,768,822            $64,787,096            $58,523,296

Benefits and expenses
  Death benefits                                          $ 4,068,876            $ 4,639,349            $ 4,762,945
  Interest on annuity
    deposits                                               18,163,588             16,302,627             13,715,332
  Interest on universal
    life deposits                                           1,981,767              1,529,950              1,296,879
  Surrender and other
    benefits                                                  607,947              1,104,047                978,821
  Increase in liability
    for future life
    policy benefits                                         2,611,084              2,300,681              2,152,966
  Amortization of deferred
    policy acquisition
    costs                                                   1,979,765              2,092,764              1,840,205
  Commissions                                               2,293,450              1,794,610              1,464,927
  General expenses                                          5,775,026              5,120,063              4,829,293
  Taxes, licenses,
    and fees                                                2,807,813              2,026,730              2,140,393

                  Total benefits
                    and expenses                          $40,289,316            $36,910,821            $33,181,761

                  Income from
                    operations                            $26,479,506            $27,876,275            $25,341,535













See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                          STATEMENTS OF INCOME - CONTINUED Years
                                    Ended December 31, 1994, 1993 and 1992


                                                              1994                   1993                   1992

Federal income taxes
  Current                                                 $ 8,179,901            $ 8,275,631            $ 7,791,598
  Deferred                                                  1,469,927              1,496,402              1,655,339

                  Total federal
                    income taxes                          $ 9,649,828            $ 9,772,033            $ 9,446,937

Income before cumulative
  effect of accounting
  change                                                  $16,829,678            $18,104,242            $15,894,598

Cumulative effect on
  years prior to 1993 on
  changing the method
  of accounting for
  income taxes                                                                  (    567,610)

                  Net income                              $16,829,678            $17,536,632            $15,894,598

Earnings per share:
  Income before cumulative
    effect of accounting
    change                                                $      5.34            $      5.75            $      5.05

Cumulative effect of
  accounting change                                                             (        .18)

                  Net income per
                    share                                 $      5.34            $      5.57            $      5.05























See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                         STATEMENTS OF STOCKHOLDERS' EQUITY
                                    Years Ended December 31, 1994, 1993 and 1992

                                                                               Net
                                                                            Unrealized
                                                                           Appreciation
                                                                          (Depreciation)                                   Net
                                                    Additional            on Available-                                   Stock-
                                   Common            Paid-In                 for-Sale              Retained              holders'
                                    Stock            Capital                Securities             Earnings               Equity

Balance at
 December 31,
 1991                            $3,465,000         $945,000              $ 4,307,000            $54,671,207           $63,388,207

 Net income                                                                                       15,894,598            15,894,598
 Net change
  during year                                                            (    705,497)                                (    705,497)
 Dividends
  declared,
  $1.00 per
  share                                                                                         (  3,150,000)         (  3,150,000)

Balance at
 December 31,
 1992                            $3,465,000         $945,000              $ 3,601,503            $67,415,805           $75,427,308

 Net income                                                                                       17,536,632            17,536,632
 Net change
  during year                                                                 245,955                                      245,955
 Dividends
  declared,
  $1.10 per
  share                                                                                         (  3,465,009)         (  3,465,009)

Balance at
 December 31,
 1993                            $3,465,000         $945,000              $ 3,847,458            $81,487,428           $89,744,886

 Net income                                                                                       16,829,678            16,829,678
 Net change
  during year                                                            ( 21,437,365)                                ( 21,437,365)
 FAS 115
  cumulative
  effect,
  net of
  deferred
  taxes of
  $5,114,513                                                                9,498,382                                    9,498,382
 Dividends
  declared,
  $1.20 per
  share                                                                                         (  3,780,000)         (  3,780,000)

Balance at
 December 31,
 1994                            $3,465,000         $945,000             ($ 8,091,525)           $94,537,106           $90,855,581











See Notes to Financial Statements.

 INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1994, 1993 and 1992


                                                                1994                   1993                     1992

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                 $16,829,678            $ 17,536,632             $ 15,894,598
 Cumulative effect of
  accounting change                                                                     567,610
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Net amortization of
    bond and mortgage
    premium and discount                                         55,548           (     110,504)           (     518,359)
   Amortization of deferred
    policy acquisition
    costs                                                     1,979,765               2,092,764                1,840,205
   Real estate depreciation                                     103,697                 103,697                  103,697
   Deferred federal
    income taxes                                              1,469,927               1,496,402                1,655,339
   Realized gain on
    investments                                            (  4,411,334)          (  10,433,318)           (   9,647,470)
 Increase in premiums
  receivable                                               (    320,456)          (      58,835)           (     200,939)
 (Increase) decrease in
  other receivables                                              57,007           (     152,775)                 173,420
 (Increase) decrease in
  accrued investment
  income                                                   (  2,478,420)                191,202            (   2,421,873)
 Increase in deferred
  policy acquisition costs                                 (  8,448,722)          (   6,892,375)           (   6,962,997)
 (Increase) decrease in
  other assets                                             (    320,519)                 16,554            (     276,590)
 Increase in reinsurance
  receivables and reserve
  credits                                                  (  1,064,706)           (    693,648)           (     641,392)
 Increase in future life
  policy benefits and
  claims                                                      3,373,539               2,695,932                3,289,302
 Increase in other
  policyholder funds                                          4,703,564                 211,168                  680,458
 Increase (decrease) in
  reinsurance premium due                                        62,937           (     201,771)                  48,476
 Increase (decrease) in
  federal income taxes
  currently payable                                             112,759           (   1,100,744)           (     552,670)
 Increase in accounts
  payables and due to
  affiliate                                                   1,101,478                   2,744                  737,748

    Net cash provided by
      operating activities                                  $12,805,742            $  5,270,735             $  3,200,953


See Notes to Financial Statements.

INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                            ERIE FAMILY LIFE INSURANCE COMPANY

                                           STATEMENTS  OF CASH FLOWS - CONTINUED
                                       Years Ended  December 31, 1994,  1993 and
                                       1992

                                                                1994                   1993                     1992

CASH FLOWS FROM INVESTING ACTIVITIES
 Fixed maturity securities:
  Held-to-maturity:
   Maturities                                               $11,255,303            $ 88,310,672             $ 35,167,016
   Sales                                                                             45,579,973               26,053,959
   Purchases                                               ( 40,754,128)          ( 151,500,059)           ( 133,770,724)
  Available-for-sale:
   Maturities                                                 3,107,563
   Sales                                                     36,191,487
   Purchases                                               ( 95,059,515)
 Equity securities:
  Sales                                                      18,402,366              67,925,034               38,768,871
  Purchases                                                ( 26,662,706)          (  99,291,194)           (  42,693,638)
 Purchase of mortgage loans                                (  2,000,000)          (   3,981,471)           (   1,576,887)
 Principal payments received
  on mortgage loans                                           5,991,967               2,041,570                1,795,073
 Loans made to
  policyholders                                            (    821,201)          (     698,874)           (     658,227)
 Payments received on
  policy loans                                                  449,806                 507,962                  238,468
 Purchase of other
  invested assets                                          (  1,644,339)          (   4,121,771)
 Sale of other invested
  assets                                                      6,172,966               1,270,754                   13,270

    Net cash used in
     investing activities                                  ($85,370,431)          ($ 53,957,404)           ($ 76,662,819)

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in annuity
  deposits and
  supplementary contracts                                   $59,661,171            $ 53,511,342             $ 54,120,628
 Increase in universal
  life deposits                                               8,363,194               6,832,482                6,152,279
 Borrowed money                                                                   (   1,290,000)
 Dividends paid to
  stockholders                                             (  3,701,253)          (   3,386,256)           (   3,087,000)

    Net cash provided by
     financing activities                                   $64,323,112            $ 55,667,568             $ 57,185,907

Net increase (decrease) in
 cash and short-term cash
 investments                                               ($ 8,241,577)           $  6,980,899            ($ 16,275,959)

Cash and short-term cash
 investments at beginning
 of year                                                     14,800,790               7,819,891               24,095,850

Cash and short-term cash
 investments at end of year                                 $ 6,559,213            $ 14,800,790             $  7,819,891


See Notes to Financial Statements.

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                           ERIE FAMILY LIFE INSURANCE COMPANY

                                             NOTES TO FINANCIAL STATEMENTS
                                            December 31, 1994, 1993 and 1992


Note 1.  Nature of Business

                Erie Family Life Insurance Company (the Company) was incorporated in the Commonwealth of Pennsylvania on May 23, 1967. The Company is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life, and annuity products. The Company markets its products through independent agents in eleven states and is subject to supervision and regulations of the states in which it does business. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia.


Note 2.  Basis of Presentation

                The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP). Such basis of presentation includes the following:

                (a) Policy reserves are computed according to the Company's estimates of mortality, investment yields, lapses, withdrawals, and other benefits and expenses.

                (b) Commissions and other costs of acquiring new business are recognized as deferred policy acquisition costs and are amortized over either the premium paying period of policies and contracts or in relation to the present value of estimated gross profit on the policies, as applicable.

                (c) Income tax effects of temporary differences between financial statement income and taxable income, relating primarily to policy reserves and acquisition costs, are provided.

                (d) The effect of revaluing available-for-sale securities to their respective fair values, net of deferred taxes, is reflected as a separate component of stockholders' equity.

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies

                (a)      Investments

                         Investments are shown on the following bases:

                             Fixed maturities held-to-maturity which consists of bonds, notes, and redeemable preferred stocks - at cost, adjusted for amortization of premium or discount and other-than-temporary market value declines.

                             Fixed maturities available-for-sale which consists of bonds and notes - at fair value.

                             Equity securities which consists of common and nonredeemable preferred stocks - at fair value.

                         Fair values are determined by quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, the Company uses the services of various brokerage companies to assist in pricing.

                         Realized gains and losses on sales of investments are recognized on a specific identification basis.

                         In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). The Company adopted the provisions of the new standard for investments held as of January 1, 1994. In accordance with FAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect, as of January 1, 1994, of adopting FAS 115 increased the opening balance of stockholders' equity by $9,498,382 (net of $5,114,513 in deferred income taxes) to reflect the net unrealized gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market value. Adoption of FAS 115 did not have any effect on deferred policy acquisition costs.

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         At December 31, 1994, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities held-to-maturity were as follows:

                                           Amortized                Estimated            Unrealized             Unrealized
                                             Cost                 Fair Values              Gains                  Losses

U. S. Government                         $    541,184             $    549,676           $ 13,413              $     4,921
Political
  subdivision                               1,140,000                1,174,200             34,200                        0
Special revenue                             8,413,257                7,356,761            185,621                1,242,117
Public utility                             62,216,452               54,951,765             34,191                7,298,878
Industrial and
  miscellaneous                            88,134,179               78,511,613             71,883                9,694,449

Total fixed
  maturities held-
  to-maturity                            $160,445,072             $142,544,015           $339,308              $18,240,365


                         At December 31, 1993, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities held-to maturity were as follows:

                                           Amortized                Estimated            Unrealized             Unrealized
                                             Cost                 Fair Values              Gains                  Losses

Political
  subdivisions                           $  1,140,000             $  1,185,600           $   45,600             $        0
Special revenue                             4,490,000                4,219,200              119,200                390,000
Public utilities                           50,876,918               50,941,214              541,392                477,096
Industrial and
  miscellaneous                            71,873,797               71,697,073              842,959              1,019,683
Mortgage-backed
  certificates                              2,766,803                3,086,960              321,291                  1,134

Total fixed
  maturities held-
  to-maturity                            $131,147,518             $131,130,047           $1,870,442             $1,887,913


INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         At December 31, 1994, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities available-for-sale were as follows:

                                           Amortized                Estimated            Unrealized             Unrealized
                                             Cost                  Fair Values             Gains                  Losses

U. S. Treasuries                         $  6,121,887             $  5,868,300           $   14,687             $  268,274
Political
  subdivisions                              1,868,344                2,036,950              168,606                      0
Special revenue                            37,317,102               35,521,340              307,076              2,102,838
Public utilities                           28,833,112               27,844,600              194,982              1,183,494
Industrial and
  miscellaneous                           106,140,718              104,580,675            2,662,726              4,222,769

Total fixed
  maturities
  available-for-
  sale                                   $180,281,163             $175,851,865           $3,348,077             $7,777,375


                         At December 31, 1993, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities available-for-sale were as follows:

                                           Amortized                Estimated              Unrealized           Unrealized
                                             Cost                  Fair Values               Gains                Losses

U. S. Treasuries                         $  3,011,483             $  3,240,000            $   228,517             $      0
Political
  subdivisions                              1,868,643                2,334,550                465,907                    0
Special revenue                            16,887,315               17,555,000                899,052              231,367
Public utilities                           15,777,433               16,775,000              1,057,604               60,037
Industrial and
  miscellaneous                            76,806,041               87,125,025             10,499,876              180,892
Mortgage-backed
  certificates                              8,155,188               10,089,423              1,940,985                6,750

Total fixed
  maturities
  available-for-
  sale                                   $122,506,103             $137,118,998            $15,091,941             $479,046


INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         At December 31, 1994, cost, fair values, unrealized gains, and unrealized losses for investments in equity securities were as follows:

                                                                                         Unrealized             Unrealized
                                         Actual Cost               Fair Values             Gains                  Losses

Common stock:
  Banks, trusts
    and insurance
    companies                            $    790,311             $  1,080,715           $  325,248            $    34,844
  Industrial and
    miscellaneous                           6,677,716                7,044,856              969,221                602,081
Preferred stock:
  Public utilities                          2,414,273                2,316,375                8,352                106,250
  Banks, trusts
    and insurance
    companies                              63,453,075               59,298,250            1,381,500              5,536,325
  Industrial and
    miscellaneous                          43,045,443               38,621,420              185,000              4,609,023

Total equity
  securities                             $116,380,818             $108,361,616           $2,869,321            $10,888,523


                         At December 31, 1993, cost, fair values, unrealized gains, and unrealized losses for investments in equity securities were as follows:

                                                                                           Unrealized           Unrealized
                                         Actual Cost               Fair Values               Gains                Losses

Common stock:
  Banks, trusts
    and insurance
    companies                            $    790,311             $  1,244,754             $  531,943             $ 77,500
  Industrial and
    miscellaneous                           2,844,530                3,120,417                275,887                    0
Non-redeemable
  preferred stock:
  Public utilities                          4,271,282                4,935,245                698,963               35,000
  Banks, trusts
    and insurance
    companies                              80,235,092               83,996,417              4,365,325              604,000
  Industrial and
    miscellaneous                          18,363,246               19,126,794                763,548                    0

Total equity
  securities                             $106,504,461             $112,423,627             $6,635,666             $716,500


INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         The Company adopted the provisions of FAS 115 as of January 1, 1994. FAS 115 requires management to determine the appropriate classification of securities at the date of adoption, and thereafter at the date individual investment securities are acquired. The appropriateness of such classification is also reassessed at each balance sheet date.

                         Prior to the adoption of FAS 115, the Company stated its fixed maturities at the lower of amortized cost or fair value. Marketable equity securities were stated at fair value. Under both the newly adopted accounting standard and the Company's former accounting practices, premiums and discounts on investments in debt securities are amortized over their contractual lives. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-thantemporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

                         Net unrealized gains and losses on investments in fixed maturities available-for-sale and equity securities are credited to or charged directly against stockholders' equity. At December 31, 1994, net unrealized losses on these securities of $8,091,525 consisted of $6,217,398 in unrealized gains less $18,665,898 in unrealized losses and a deferred tax benefit of $4,356,975. No securities are held for trading purposes.

                         The   following  is  a  summary  of  fixed   maturities
                         held-to-maturity at December 31, 1994, by remaining term to maturity:

                                                                                     Amortized                Estimated
                                                                                       Cost                  Fair Values

                         Maturity during the year
                         ending December 31
                           1995                                                    $          0             $          0
                           1996-1999                                                  3,046,131                2,207,195
                           2000-2004                                                 18,694,514               17,891,830
                           Subsequent to 2004                                       136,685,417              120,754,192
                         Redeemable preferred stock                                   2,019,010                1,690,798

                                                                                   $160,445,072             $142,544,015

                         Bonds having an amortized value of $1,002,982 and $1,002,728 at December 31, 1994 and 1993, respectively, were on deposit with various regulatory authorities as required by law.

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         At December 31, 1994, the Company did not have investments in securities of any single issuer which exceeded 10% of net stockholders' equity, except for federal home loan debentures.

                (b)      Deferred Policy Acquisition Costs

                         The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting salaries and medical examinations, all of which vary with and are primarily related to the production of new business, have been deferred. For life insurance, these costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. Anticipated premium revenue was estimated using the same assumptions which were used for computing liabilities for future policy benefits. The amount of costs to be deferred would be reduced to the extent future policy premiums and anticipated investment income would not exceed related costs.

                         Universal life and annuity deferred acquisition costs are being amortized in relation to the present value of estimated future gross profits on the contracts. Unamortized acquisition costs are summarized as follows:

                                                                  1994                   1993                   1992

                         Balance at
                          beginning
                          of year                              $38,482,838            $33,683,227            $28,560,436
                         Additions                               8,448,722              6,892,375              6,962,996
                         Amortization                         (  1,979,765)          (  2,092,764)          (  1,840,205)

                         Balance at end
                          of year                              $44,951,795            $38,482,838            $33,683,227


INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                (c)      Policy Revenues and Deposits

                         Premiums on traditional life insurance contracts are reported as earned revenue when due. For certain long-duration contracts (primarily universal life and annuity contracts) deposits are recorded in a policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Premiums on life insurance contracts and deposits on annuity and universal life contracts are summarized as follows:

                                                                  1994                   1993                   1992

                         Life insurance
                           premiums:
                           First year                          $ 5,563,765            $ 4,567,631            $ 4,584,839
                           Renewal                              17,368,018             15,873,005             13,252,541

                                                               $22,931,783            $20,440,636            $17,837,380

                         Annuity and universal
                           life deposits, net
                           of loading:
                           First year
                             and single                        $53,965,315            $42,602,356            $45,924,906
                          Renewal                               15,565,382             14,078,357             13,144,434

                                                               $69,530,697            $56,680,713            $59,069,340

                         Included in the amount of 1994, 1993 and 1992 first year and single deposits on annuity and universal life deposits are $8,880,714, $0 and $2,648,425, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to the Erie Insurance Exchange and Erie Insurance Company totalled $11,431,965, $7,516,908, and $9,307,063 in
                         1994, 1993, and 1992, respectively.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                (d)      Policy Liabilities and Accruals

                         Liabilities for life insurance and income-paying annuity future policy benefits have been computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, and investment yields. Deferred annuity future policy benefit liabilities have been established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Significant assumptions pertinent to policy liabilities follow:

  Years
 of Issue            Policy Type                 Interest                 Mortality                         Withdrawal

1967-1975           All life                    4% graded            1955-60 Basic Select                   Modified
                                                to 3 1/2%               Plus Ultimate                          Linton B


1976-1980           All life                    6% graded            1955-60 Basic Select                   Linton B
                                                to 4%                Plus Ultimate

1981-1988           Permanent life              7 1/4% graded           85% of 1965-70                         150% of
                                                to 6%                Select and Ultimate                    Linton A

1981-1988           Other life                  7 1/4% graded           85% or 90% of 1965-                    Pricing
                                                to 6%                70                                     assumptions
                                                                     Select and Ultimate

1988-1994           All life and                7% graded            Multiple of 1965-                      Pricing
                    annual renew-               to 6%                70                                     assumptions
                    able term                                        Select and Ultimate

1987-1994           Universal life              7 1/4% graded           85% or 90% of 1965-                    Pricing
                                                to 6%                70                                     assumptions
                                                                     Select and Ultimate

                         Annuities are subject to variable interest rates determined at the discretion of the Company subject to certain minimums. During 1994, annuity deposits earned interest at rates ranging from 4.75 percent to 6.50 percent. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                (e)      Liability for unpaid policy and contract claims

                         Activity  in  the   liability  for  unpaid  policy  and
                         contract claims is as follows:

                                                                       1994                 1993                 1992

                         Balance at
                           January 1                                $1,155,359           $1,574,073           $1,027,679
                         Less reinsurance
                           recoverables                            (   271,806)         (   340,513)         (   320,174)
                         Less unpaid matured
                           endowments                                                   (    12,567)

                         Net balance at
                           January 1                                $  883,553           $1,220,993           $  707,505

                         Total death claims
                           incurred                                  4,068,876            4,639,349            4,762,945
                         Total death claims
                           paid                                      4,267,147            4,976,789            4,249,457

                         Net balance at
                           December 31                              $  685,282           $  883,553           $1,220,993
                         Plus reinsurance
                           recoverables                                112,203              271,806              340,513
                         Plus unpaid matured
                           endowment                                                                              12,567

                         Balance at
                           December 31                              $  797,485           $1,155,359           $1,574,073

                (f)      Mortgage Loans and Other Invested Assets

                         Mortgage loans are comprised primarily of commercial real estate mortgage loans and are carried on the balance sheets at unpaid balances adjusted for amortization of premium or discount, less allowance for possible losses. Other invested assets are comprised primarily of investments in limited partnerships and are valued at cost less reductions for other than temporary declines in value. The fair values of mortgage loans and other invested assets approximate the amounts presented in the financial statements. Fair values were determined based on analyses of cash flows and use of appraisals.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                (g)      Segment Information

                         All of the operations of the Company are considered "life insurance" operations.

                (h)      Earnings per Share

                         Earnings per share amounts are based on the weighted average number of common shares outstanding during each of the respective years.

                (i)      Income Taxes and Accounting Change

                         Income tax provisions are based on earnings reported for financial statement purposes. Provisions for income taxes include deferred taxes resulting from changes in cumulative temporary differences between the tax bases and financial statement bases of assets and liabilities.

                         Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                (j)      Cash Equivalents

                         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Carrying amounts approximate fair value because of the short maturity of these investments.

                (k)      Reclassifications

                         Certain  amounts  as  previously   reported  have  been
                         reclassified   to   conform  to  the   current   year's
                         presentation.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 4. Statutory Net Income and Stockholders' Equity, Dividend Restrictions, and Accounting Practices

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1994, 1993 and 1992, follows:

                                                                     1994                   1993                   1992

                Statutory net income                             $ 9,678,535            $ 6,335,124            $10,232,786

                Reconciling items:
                 Policy liabilities
                  and accruals                                       898,212                330,948           (    271,012)
                 Deferred policy
                  acquisition costs,
                  net of amortization                              6,468,957              4,799,611              5,122,791
                 Investment valuation
                  differences                                      1,494,951              8,537,233              2,674,845
                 Deferred taxes                                 (  1,469,927)          (  2,064,012)          (  1,655,339)
                 Other, net                                     (    241,050)          (    402,272)          (    209,473)

                GAAP net income                                  $16,829,678            $17,536,632            $15,894,598

                A reconciliation of stockholders' equity as filed with regulatory authorities to stockholders' equity reported in the accompanying financial statements as of December 31, 1994 and 1993, follows:

                                                                                         1994                   1993

                Statutory stockholders' equity                                        $46,695,870            $42,516,235

                Reconciling items
                 Asset valuation and interest
                  maintenance reserves                                                 19,558,985             16,974,670
                 Investment valuation differences                                    ( 14,741,044)             3,213,837
                 Deferred policy acquisition costs                                     44,951,795             38,482,838
                 Policy liabilities and accruals                                     (    230,680)          (  1,381,346)
                 Deferred taxes                                                      (  2,897,964)          (  7,856,720)
                 Deferred and uncollected premiums                                   (  3,171,594)          (  2,876,669)
                 Other, net                                                               690,213                672,041

                GAAP stockholders' equity                                             $90,855,581            $89,744,886


INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 4. Statutory Net Income and Stockholders' Equity, Dividend Restrictions, and Accounting Practices (Continued)

                As a Pennsylvania domiciled insurance company, the Company may pay dividends within the preceding twelve months of not more than the greater of (i) 10% of its statutory surplus as shown on its last annual statement or (ii) the statutory net gain from operations after dividends to policyholders and federal income taxes and before realized gains or losses for the period covered by such statement. Accordingly, the maximum dividend payout which may be made in 1995 without prior Pennsylvania Commissioner approval is $8,679,000.

                Erie Family Life Insurance Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules.


Note 5.         Federal Income Taxes

                Differences between total tax expense and the amount computed by applying the federal income tax rate of 35% in 1994 and 1993 and 34% in 1992 to income from operations are set forth as follows:

                                                                       1994                 1993                 1992

                Federal income taxes
                  at statutory rates                                $9,267,827           $9,756,696           $8,616,122
                Realized benefit on
                 investment losses                                                                           (    75,102)
                Dividends received
                 deduction and
                 tax-exempt interest                               (   398,527)         (   609,550)         (   596,266)
                Effect on deferred
                 taxes of new tax law                                                       126,136
                Calculation of deferred
                  taxes at the small
                  life insurance
                  company rates                                                                                1,539,686
                Other                                                  780,528              498,751          (    37,503)

                Income tax expense                                  $9,649,828           $9,772,033           $9,446,937

                Income taxes paid                                   $8,067,142           $9,376,375           $8,344,268


INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 5.         Federal Income Taxes (Continued)

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax assets (liabilities) at December 31, 1994 and 1993, relate to the following:

                                                                                         1994                   1993

                Deferred policy acquisition costs                                    ($13,711,784)          ($11,816,864)
                Liability for future life and
                  annuity policy benefits                                               6,613,659              6,059,607
                Investments                                                             4,276,711           (  2,014,999)
                Other                                                                (     76,550)          (     84,464)

                                                                                     ($ 2,897,964)          ($ 7,856,720)

                The Omnibus Budget Reconciliation Act (OBRA) of 1993 enacted August 10, 1993 increased the deferred tax liability and increased the 1993 income tax provision by $126,136.

                In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (FAS
                109), "Accounting for Income Taxes." Effective January 1, 1993, the Company adopted the FAS 109 standards. A deferred tax charge of $567,610, or $.18 per share, is reported in the first quarter 1993 statement of income and represents the cumulative effect of this accounting change. The change also had the effect of increasing the deferred tax liability by $229,000 relating to net unrealized appreciation reflected in stockholders' equity.


Note 6.         Analysis of Investment Gains (Losses) and Income

                Investment gains (losses) during the year are composed as follows:

                                                                   1994                     1993                 1992

                Realized gains
                  (losses):
                 Held-to-maturity                             ($   167,535)             $ 5,939,490           $2,409,490
                 Available-for-sale                              3,673,188                6,862,998            6,971,346
                 Mortgage loans                                                        (    775,000)             266,634
                 Other invested
                   assets                                          905,681             (  1,594,170)

                                                               $ 4,411,334              $10,433,318           $9,647,470

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 6.         Analysis of Investment Gains (Losses) and Income
                (Continued)

                Changes in unrealized gains (losses) include the following for the years ended December 31:

                                                                         1994                  1993               1992

                Equity securities                                    ($13,938,368)           $810,651          ($ 80,642)
                Debt securities
                  available-for-
                  sale                                               ( 19,042,193)
                Deferred federal
                  income taxes                                         11,543,196           ( 564,696)*        ( 624,855)

                  Net unrealized
                    capital gains
                    (losses)                                         ($21,437,365)           $245,955          ($705,497)

 *Includes $229,000 effect of implementing SFAS #109.

                Investment income consists of the following:

                                                                   1994                   1993                   1992

                Dividends                                      $ 9,413,996            $ 8,226,162            $ 6,289,051
                Interest                                        26,085,767             22,467,010             21,598,323
                Other                                              461,320                595,775                725,448
                Less expenses                                 (    394,834)          (    360,336)          (    480,196)

                                                               $35,566,249            $30,928,611            $28,132,626


Note 7.         Related Party Transactions

                The Erie Family Life Insurance Company is owned 21.6% by the Erie Indemnity Company and 52.2% by the Erie Insurance Exchange.

                The Erie Indemnity Company (EIC) is the attorney-in-fact for the Erie Insurance Exchange (Exchange). Certain operating expenses of the Company are paid by EIC and common expenses are allocated. Such allocated expenses comprise the major portion of Company general expenses.

                The Company owns certain real estate which it leases to EIC for rentals of $423,120 per year through December 31, 1995. The real estate is recorded net of accumulated depreciation of $922,119 and $818,422 at December 31, 1994 and 1993, respectively.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 7.         Related Party Transactions (Continued)

                The employees of the Company participate in the pension and other employee benefit plans of the Erie Indemnity Company. The benefits are based on years of service and salary. Pension costs are funded by the Erie Indemnity Company in amounts sufficient to at least meet ERISA minimum funding requirements. Pension and other benefit costs allocated to the Company equalled $164,792, $106,166 and $68,676 in 1994, 1993 and 1992, respectively.

                The Exchange and Erie Insurance Company (a wholly-owned subsidiary of the Erie Indemnity Company) periodically purchase annuities from the Erie Family Life Insurance Company in connection with the structured settlement of claims.

                Periodically the Erie Insurance Group Retirement Plan for Employees purchases from Erie Family Life Insurance Company, individual annuities for some terminated vested employees or beneficiaries receiving benefits (excluding disabled and deferred vested participants). These are non-participating annuity contracts under which the Erie Family Life Insurance
                Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the Plan.

                Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are approximately $23,650,000 and $15,600,000 at December 31, 1994
                and 1993, respectively. The reserves held for the sale of structured settlement annuities to the Erie Insurance Exchange and Erie Insurance Company equal $59,306,000 and $48,375,000 at December 31, 1994 and 1993, respectively.


Note 8.  Reinsurance and Accounting Change

                The Company cedes insurance to other insurers and reinsurers under various contracts which cover individual risks. Reinsurance is ceded under excess of loss contracts. These reinsurance arrangements minimize losses arising from large risks or from hazards of an unusual nature.

                A contingent liability exists with respect to reinsurance receivables and the reserve credit for reinsurance ceded which would become a liability in the event that such reinsurance companies are unable to meet their obligations under the existing reinsurance agreements. These agreements do not relieve the Company of its primary obligation to its policyholders.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                                             NOTES TO FINANCIAL STATEMENTS

Note 8.  Reinsurance and Accounting Change (Continued)

                The Company adopted SFAS #113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," in 1993 and elected to apply the provisions retroactively to January 1, 1992. The change has no effect on the Statement of Income or Net Income, but eliminates the prior practice of offsetting assets and liabilities relating to reinsurance contracts.

                The Company has an insignificant amount of reinsurance assumed activity. Policy revenues and benefit expense reflected in the statements of income have been reduced by the following amounts due to reinsurance cessions:

                                                                   1994                   1993                   1992

                Policy revenues                                 $3,185,718             $2,132,670             $2,428,485

                Death benefits                                     695,567                902,124                733,295

                Future life policy
                  benefits                                       1,120,329                813,965                589,943


Note 9.         Unaudited Quarterly Summary of Operations

                The following summaries of operations for the four quarters of 1994 and 1993 are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                                                 First                Second               Third                Fourth
                                                Quarter              Quarter              Quarter              Quarter

1994

Policy revenues                               $ 5,938,807          $ 6,161,076          $ 6,435,291          $ 6,358,309
Investment income                               8,336,576            8,619,825            9,087,090            9,522,758
Realized gain (loss)
 on investments                                 2,533,962            1,068,629            1,063,897         (    255,154)
Other income                                      281,023              471,849              355,490              789,394

  Total revenues                              $17,090,368          $16,321,379          $16,941,768          $16,415,307

Income from
 operations                                   $ 7,282,936          $ 5,442,339          $ 7,391,656          $ 6,362,575
Federal income
 taxes                                          2,558,323            1,945,424            2,760,038            2,386,043

  Net income                                  $ 4,724,613          $ 3,496,915          $ 4,631,618          $ 3,976,532

  Earnings
   per share                                  $      1.50          $      1.11          $      1.47          $      1.26


INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1994 ANNUAL
                         REPORT TO STOCKHOLDERS



                         NOTES TO FINANCIAL STATEMENTS

Note 9.         Unaudited Quarterly Summary of Operations (Continued)

                                                 First                Second               Third                Fourth
                                                Quarter              Quarter              Quarter              Quarter

1993

Policy revenues                               $ 4,971,612          $ 5,516,820          $ 5,817,524          $ 5,850,866
Investment income                               7,593,682            7,654,301            7,743,235            7,937,393
Realized gain on
 investments                                    2,652,382            2,370,676            1,845,207            3,565,053
Other income                                      212,057              314,144              251,756              490,388

  Total revenues                              $15,429,733          $15,855,941          $15,657,722          $17,843,700

Income from
 operations                                   $ 6,882,113          $ 6,735,510          $ 6,668,973          $ 7,589,679
Federal income
 taxes                                          2,268,293            2,302,166            2,502,224            2,699,350
Cumulative effect on
 years prior to
 1993 on changing
 the method of
 accounting for
 income taxes                                (    567,610)

  Net income                                  $ 4,046,210          $ 4,433,344          $ 4,166,749          $ 4,890,329

  Earnings
   per share                                  $      1.29          $      1.41          $      1.32          $      1.55


                The effect of the accounting change, recognized in the first quarter, was a reduction of net income per share of $.18.