Form 10-K, Exhibit 13
period 1995-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 1996-03-26
CIK 33416

INCORPORATED BY REFERENCE, PAGE 12 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA

                                                          Years Ended December 31
                                      1995             1994             1993             1992             1991
Policy Revenue                   $  28,073,997    $  24,893,483    $  22,156,822    $  19,415,368    $  16,845,423
Investment & Other Income           50,275,954       41,875,339       42,630,274       39,107,928       22,436,810

Total Revenue                    $  78,349,951    $  66,768,822    $  64,787,096    $  58,523,296    $  39,282,233

Benefits & Expenses                 51,946,079       40,289,316       36,910,821       33,181,761       28,276,198

Operating Income Before Taxes       26,403,872       26,479,506       27,876,275       25,341,535       11,006,035

Federal Income Tax (Benefit):
     Current                         7,607,573        8,179,901        8,275,631        7,791,598        3,923,121
     Deferred                          914,707        1,469,927        1,496,402        1,655,339         (538,121)
Total Federal Income Tax             8,522,280        9,649,828        9,772,033        9,446,937        3,385,000

Cumulative effect on years prior
to 1993 on changing the method of
accounting for income taxes                  0                0         (567,610)               0                0

Net Income                       $  17,881,592    $  16,829,678    $  17,536,632    $  15,894,598    $   7,621,035

Earnings per share               $        5.68    $        5.34    $        5.57    $        5.05    $        2.42
Cash dividends declared per share$        1.36    $        1.20    $        1.10    $        1.00    $        0.92
Total Assets                     $ 673,794,161    $ 528,632,132    $ 455,135,563    $ 376,485,292    $ 297,626,775
Shareholders Equity              $ 128,905,402    $  90,855,581    $  89,744,886    $  75,427,308    $  63,388,207
Book Value per share             $       40.92    $       28.84    $       28.49    $       23.95    $       20.12
Average Number of
     Shares Outstanding              3,150,000        3,150,000        3,150,000        3,150,000        3,150,000

INCORPORATED BY REFERENCE, PAGE 13 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                FINANCIAL CONDITION & RESULTS OF OPERATION


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 21 - 28, since they contain important information that is helpful in evaluating our operating results and financial condition. (Note: A glossary of certain terms used in this discussion can be found on page 19. The terms are italicized the first time they appear in the text.)



OVERVIEW

Erie Family Life Insurance Company (the Company) is incorporated in the Commonwealth of Pennsylvania. The Company is primarily engaged in the business of underwriting and selling non-participating individual and group life insurance policies, including universal life and annuity products. The Company markets its products through independent Agents and is licensed in 10 states and the District of Columbia in the Eastern U.S. and is subject to supervision and regulations of the states in which it does business. A large portion of the Company's business is written in Pennsylvania.

Net Income increased to $17,881,592, or $5.68 per share, in 1995 from $16,829,678, or $5.34 per share in 1994, a increase of 6.3 percent. Policy revenues grew by 12.8 percent in 1995 and life insurance in force grew by almost $1.1 billion during 1995, with total life insurance in force at December 31, 1995 growing to almost $9.6 billion. Investment income, net of expenses, grew by
15.2  percent to  $40,962,812  in 1995 from  $35,566,249  in 1994.  Total assets increased by 27.5 percent to $673,794,161.



REVENUES

Policy Revenues

Life premiums increased 12.4 percent to $25,764,413 in 1995 from $22,931,783 in 1994 and $20,440,636 in 1993. New life insurance coverage placed in force during 1995 was $1,877,983,000, compared to $1,884,722,000 in 1994 and $1,580,014,000 in 1993.  This  represents  a decrease of 0.4 percent in 1995 and an increase of
19.3 percent in 1994. First year life insurance premiums were $5,624,117 in 1995, $5,563,765 in 1994 and $4,567,631 in 1993, an increase of 1.1 percent in
1995 and 21.8 percent in 1994. Renewal premium increased 16.0 percent in 1995 as the overall company lapse ratio continued to decline. Group premiums rose 17.7 percent to $2,309,584 in 1995 from $1,961,700 as new competitive rates on group products increased sales.

First-year and single universal life and annuity deposits were $57,606,715 in 1995, $53,965,315 in 1994 and $42,602,356 in 1993, representing an increase of
6.7 percent in 1995 and 26.7 percent in 1994. Total annuity and universal life deposits were $74,541,897, $69,530,697, and $56,680,713 in 1995, 1994, and 1993,

INCORPORATED BY REFERENCE, PAGE 13 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS


respectively. Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan for retired vested employees receiving benefits were $6,024,125, $8,880,714, and $0 for the years ended December 31, 1995, 1994, and 1993, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totalled $22,018,313, $11,431,965, and $7,516,908 in 1995, 1994 and 1993,
respectively.

The Company's lapse ratio, as reported to the Pennsylvania Insurance Department, fell to 7.9 percent in 1995, a positive trend which has continued for several years. The lapse ratio was 8.4 percent in 1994 and 9.1 percent in 1993. The lapse ratio is an important measure of the success of the Company's sales and service efforts. Consequently, it is closely monitored as a barometer of future life insurance product profitability and premium growth. The 6.0 percent improvement in the lapse ratio in 1995 is reflective of management's policy conservation efforts and the Company's sales practices. The decline in the policy lapse ratio contributed to the growth in Company renewal life insurance premiums in 1995.



Investment Income, Net of Expenses

Net investment income in 1995 was $40,962,812 compared to $35,566,249 in 1994 and $30,928,611 in 1993, an increase of 15.2 percent in 1995 and 15.0 percent in 1994. The ratio of net investment income to mean invested assets during 1995 was
7.78 percent compared to 8.33 percent in 1994 and 8.67 percent in 1993. Investment yields declined in 1995 coinciding with the general decline in interest rates during the year. Fueling the growth in investment income was the Company's cash flows generated from annuity and universal life deposits and operating income.



Realized Gain on Investments

During 1995 and 1994, the Company generated realized gains of $7,483,798 and $4,411,334 respectively, consisting entirely of gains from the sale of
securities.   In  1993,  the  Company  had  realized  gains  on  investments  of
$10,433,318. This amount consisted of gains on the sale and maturity of securities of $12,408,318 net of $1,200,000 in losses for a write-down of a limited partnership interest and $775,000 in losses for a write-down of a mortgage loan that became impaired during the period.


BENEFITS AND EXPENSES

Death Benefits

Net death benefits on life insurance policies increased 82.8 percent in 1995 to $7,438,758, compared to $4,068,876 in 1994 and $4,639,349 in 1993. Although the
rise in death benefits in 1995 was dramatic, from 1992 through 1995 net death benefits increased by about 56 percent which was in line with the increase in the Company's life insurance in force of 52 percent, over the same period. Mortality experience should be

INCORPORATED BY REFERENCE, PAGE 14 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS


analyzed for long-term trends, rather than short periods where unusual fluctuations may influence the results. This is particularly true for a company the size of Erie Family Life, which is growing. The Company believes that its underwriting philosophy and practices are sound and positively contribute to the mortality results experienced over the last several years.

During 1995, the Company introduced its new "Accelerated Benefits Option" which allows terminally ill Policyholders to access life insurance benefits. Policyholders who qualify may receive up to 50 percent of their policy death benefit, not to exceed $250,000 per person, while they are still alive. This new rider was made available on most new and existing life insurance policies at no additional premium. Administrative fees and interest charges are applied only when death benefits are advanced.

Interest on Annuity and Universal Life Deposits

Total interest credited on deposits rose 25.8 percent to $25,347,183 from $20,145,355 in 1994. This increase in interest expense was due to new annuity and universal life deposits of $74,541,897 made by Policyholders during 1995. At December 31, 1995 annuity deposits accruing interest were $405 million and universal life deposits accruing interest were $46 million. During 1995, the interest rate credited on universal life deposits dropped from a 6.50 percent to
7.25 percent range on January 1, 1995 to a 6.25 percent to 7.00 percent range on December 31, 1995. The rates credited on annuity deposits dropped from a 5.35 percent to 6.50 percent range at the beginning of 1995, to a 5.00 percent to
6.00 percent range at the end of 1995.

On January 1, 1996, a "10 Percent Preferred Withdrawal" feature was added to Erie Family Life annuity policies. This feature allows Policyholders to withdraw up to 10 percent of their value without incurring a surrender charge, once each policy year.

Increase in Future Life Policy Benefits

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The 1995 increase in future life policy benefits equalled $4,619,996 compared to $2,611,084 in 1994 and $2,300,681 in
1993. The increase in 1995 is due to a reduction in estimated reinsurance credits against the liability for future policy life benefits, an increase in the provision for future life benefits on disabled lives, along with a general increase in the provision due to the increased life insurance in force.

Beginning January 1, 1995, the retention limit on an acceptable risk was increased to $300,000 on each individual life written. Prior to January 1, 1995, the limit was $225,000.

Amortization of Deferred Policy Acquisition Costs

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are deferred. These costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. The amortization of deferred acquisition costs (DAC) rose 19.1 percent to $2,358,127 in 1995 from $1,979,765 in 1994. The growth in amortization expense was affected by changes in premium revenue patterns and policy persistency.

INCORPORATED BY REFERENCE, PAGE 14 AND 15 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS


Commissions

In 1995, commission expenses increased 22.3 percent to $2,804,328. Most of this commission increase was due to an increase in life insurance premiums of 12.4 percent along with an increase in the average commission rate. The average commission rate increased due to an increase in persistency for policies in their second policy year as well as changes in the mix of life and annuity business sold. Second year renewal commission rates are higher than third and subsequent year commission rates and increases in second year persistency will result in an increase in the average commission rate.

Commission costs, which vary with and are primarily related to the production of new business, have been deferred and are capitalized as DAC. Most first year and some second year commissions qualify for deferral. These costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue (see Note 3 of the Notes to Financial Statements).

General Expenses

General expenses amounted to $5,802,088 compared to $5,775,026 in 1994 and $5,120,063 in 1993. General expenses include wages and salaries, employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company are deferred as policy acquisition costs. Medical inspection and exam fees related to new business production, wages, salaries and employee benefits of underwriting personnel, and bonuses paid to branch sales employees for the production of life and annuity business, are all deferred. Deferred acquisition costs are amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

Certain operating expenses of the Company are paid by Erie Indemnity Company and reimbursed monthly by the Company. Additionally, a portion of the common overhead expenses of the Erie Insurance Group are allocated to Erie Family Life. These expenses comprise the majority of Company general expenses. Erie Indemnity Company is a 21.6 percent shareholder of Erie Family Life Insurance Company stock and the management company for the Erie Insurance Exchange.

Taxes, Licenses and Fees

Taxes, licenses and fees increased $46,374 to $2,854,187 in 1995. The increase was due to increased assessments made by the state life insurance guaranty associations. These assessments totaled $1,251,000 in 1995, $1,072,000 in 1994 and $604,000 in 1993. The assessments are mandated by statute and are used by the various state life insurance guaranty associations to guarantee the life, annuity and health insurance policies of companies that have become insolvent. About $340,000 of the 1995 assessments, $300,000 of the 1994 assessments and $330,000 of the 1993 assessments can be recovered as credits on the Company's state premium tax returns. These credits have generally remained available, but are not guaranteed by the states. In 1991, the Pennsylvania legislature enacted a new law that imposed a 2 percent premium tax on all non-qualified annuity premiums. This tax increased the Company's premium taxes by $686,000 in 1995, $522,000 in 1994 and $500,000 in 1993. On June 30, 1995, Pennsylvania Act
21-1995 was signed into law which repeals the tax on non-qualified annuities beginning January 1, 1996.

INCORPORATED BY REFERENCE, PAGE 15 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS



Federal Income Taxes

Federal income tax expense amounted to $8,522,280 in 1995 compared to $9,649,828 in 1994. Income from operations decreased 0.3 percent in 1995 when compared to 1994, while the federal income tax provision decreased by 11.7 percent for the same period. Part of this difference was caused by the prior year federal income tax provision being adjusted to actual. This adjustment caused the 1995 provision to decrease by $425,000 and the 1994 provision to increase by $123,000.



LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligation and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums, and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 1995 was $8,297,378, compared to $12,805,742 in 1994, and $5,270,735 in 1993. The Company's liquidity position remains strong as invested assets grew by 23.9 percent during 1995 to $569 million at December 31, 1995. The majority of invested assets are liquid marketable securities.

Premium from the sale of new policies combined with the premium on existing policies accounted for approximately 35.8 percent of total revenue in 1995, 37.3 percent in 1994, and 34.2 percent in 1993. Investment income, net of expenses, generated 52.3 percent of total revenue in 1995, 53.3 percent in 1994 and 47.7 percent in 1993. Also, the Company had a realized gain on investments which generated 9.6 percent of total revenue in 1995, 6.6 percent in 1994 and 16.1 percent in 1993.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, also generate cash. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as a revenue. Annuity and universal life deposits were $74,541,897 in 1995, $69,530,697 in 1994, and $56,680,713 in 1993.

The Company's current commitments for expenditures as of December 31, 1995, are primarily for policy death benefits, policy surrenders and withdrawals, general operating expense, federal income taxes, and dividends to shareholders. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations, its liquid assets and marketable securities, and its line of credit with PNC Bank will enable the Company to meet any foreseeable cash requirements. At December 31, 1995, the Company's line of credit with PNC Bank totaled $10 million, none of which was outstanding.

The amount of dividends Erie Family Life, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to not more than the greater of:
(a) 10 percent of its statutory surplus as regards policyholders as reported on its last annual

INCORPORATED BY REFERENCE, PAGE 15 AND 16 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS



statement, or (b) the net income of the insurer as reported on its last annual statement, not including any pro rata distributions of any class of the insurer's own securities. Accordingly, the maximum dividend payout which may be made in 1996 without prior Pennsylvania commissioner approval is $9,373,000.

The Commonwealth of Pennsylvania has adopted the statutory  accounting practices
(SAP) minimum risk-based capital requirements for domestic insurance companies that were developed by the National Association of Insurance Commissioners
(NAIC). The formulas for determining the amount of risk-based capital specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. These formulas determine a ratio of the Company's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:


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


Erie Family Life has regulatory total adjusted capital of $76 million and $56 million at December 31, 1995, and 1994, respectively, and a ratio of total adjusted capital to authorized control level risk-based capital of 7.1 and 5.8 at December 31, 1995, and 1994, respectively. These levels far exceed the minimum risk-based capital requirements.

On December 29, 1995 a Note in the amount of $15 million, was issued by the Company in accordance with Section 322.1 of the Pennsylvania Insurance Company Law of 1921 as amended by the Act of December 18, 1992, P.L. 792 No. 178 (40 P.S. ss.445.1) to the Erie Indemnity Company (EIC) in exchange for a cash sum of $15 million. Interest on this Note will be charged at an annual rate of 6.45 percent (%).

Notwithstanding any other provision in this Note, no payment of all or any portion of the principal amount of this Note shall be demanded by EIC prior to December 31, 2005, provided that the Company may pay upon ten (10) days' prior written notice to EIC, the Interest on, or all or any portion of the principal of, this Note at any time without premium of penalty, subject to the prior consent of the Insurance Commissioner of the Commonwealth of Pennsylvania (the "Commissioner") to such repayment in accordance with the provisions of Section
322.1 of the Insurance Company Law of 1921 (40 P.S. ss.445.1).

Commencing on December 31, 2005 the outstanding principal balance of this Note (including all accrued Interest) shall be repayable on demand by EIC or under such terms as EIC may elect, subject to the prior consent of the Commissioner to such repayment in accordance with the provisions of law. Payment of principal and/or interest is subordinated to payment of all other liabilities of the Company.

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS



During 1994, Pennsylvania adopted the NAIC Model Actuarial Opinion and Memorandum Regulation. As a result, the Company's actuarial opinion for 1995 and 1994 included the results of an asset adequacy analysis, based primarily on cash flow testing. The testing consisted of 20-year projections of existing business under each of ten different interest rate scenarios. The cash flows and projected market value surplus results were positive under all ten scenarios.



RESERVE LIABILITIES

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. On December 31, 1995, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed-income investments because the underlying policy reserves are generally also of a long-term nature.



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

The Company's invested assets also are liquid in order to meet the short-term and long-term commitments to Policyholders. At December 31, 1995 Erie Family Life's investment portfolio of cash and money market investments, investment grade bonds, common stocks, and preferred stocks, all of which are extremely marketable, totaled $580 million or 86.1 percent of total assets. These resources provide the liquidity the Company requires to meet unforeseen demands on its funds.

The total invested assets of the Company consist of investments in fixed maturities, preferred stock, common stock, real estate, mortgage and policy loans and other invested assets. At December 31, 1995, 74.9 percent of total invested assets were invested in fixed maturities. Preferred stocks represent
21.6 percent or $123 million and common stocks represent 0.6 percent or $3 million of total invested assets at December 31, 1995, while real estate and mortgage loans make up only 1.6 percent of total invested assets. Mortgage loan and real estate investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently these investments have been kept to a minimum.
Invested assets at December 31, 1995 and 1994 consisted of the following:

INCORPORATED BY REFERENCE, PAGE 16 AND 17 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS




                                        Invested Assets
                                           Thousands

                                       1995         1994

Fixed Maturities
         Held-to-Maturity            $      0    $160,445
         Available-for-Sale           426,381     175,852
Equity Securities
         Preferred Stock              122,910     100,236
         Common Stock                   3,415       8,126
Real Estate                             1,796       1,899
Mortgage Loans                          7,063       7,633
Policy Loans                            3,694       3,181
Other Invested Assets                   4,166       2,257
Total Invested Assets                $569,425    $459,629


Fixed Maturities

The Company's fixed maturities at December 31, 1995 consist of investments in bonds of $424.5 million and investments in redeemable preferred stock of $1.9 million. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is conservatively managed with the goal of achieving reasonable returns while limiting exposure to risk.

At December 31, 1995 the carrying value of fixed maturities was $426,381,008, or
74.9 percent of total invested assets. At December 31, 1995, the amortized cost, carrying/market values, gross unrealized gains and gross unrealized losses for fixed maturities were as follows:

                                                Fixed Maturities at 12-31-95

                                               Amortized       Carrying/     Unrealized     Unrealized
                                                  Cost       Market Values     Gains         Losses

U.S. Treasuries ..........................   $  6,568,499   $  7,442,496   $    874,234   $        237
Political
  subdivisions ...........................      2,063,013      2,310,929        247,916              0
Special revenue ..........................     50,683,120     52,853,098      2,861,312        691,334
Public utilities .........................    101,653,629    105,456,784      4,289,346        486,191
Industrial and
  miscellaneous ..........................    240,803,281    258,317,701     18,138,568        624,148
                                             ------------   ------------   ------------   ------------

Total fixed
  maturities
  available-for-
  sale ...................................   $401,771,542   $426,381,008   $ 26,411,376   $  1,801,910
                                             ============   ============   ============   ============

INCORPORATED BY REFERENCE, PAGE 17 AND 18 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS



The bond investments included in the fixed maturity category consist of high-quality, marketable securities, 98.2 percent or $416.9 million of which, are rated at investment-grade levels (Baa/BBB or better). Included in this investment-grade category are $282.1 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the NAIC. Below investment-grade bonds totaled $7.6 million at December 31, 1995 and are a very manageable 1.3 percent of total invested assets. Included in the below investment-grade category are $7.6 million of "medium" quality bonds and none of the bonds are considered "low" quality. All of the securities classified as below-investment-grade are current and in good standing. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

If management determines that any declines in market value of these investments are other than temporary, the securities will be written-down to the realizable value of the investment and reflected in the statement of operations. If a bond is in default of interest payments and it is determined that liquidation of the security would be in the Company's best interest, the security will be sold to return the proceeds to income-producing assets. During 1993, the Company recorded provisions for loss on other-than-temporary declines in the market values of investment securities and losses on mortgage loans and limited partnership of $1.5 million.

At December 31, 1995, the Company's five largest investments in corporate debt securities totaled $28,885,008, none of which individually exceeded $6.3 million. These investments had a market value of $29.9 million.

During the fourth  quarter of 1995,  the Financial  Accounting  Standards  Board
(FASB) released a special report on FAS 115, Accounting for Certain Investments in Debt and Equity Securities. The special report was prepared as a guide in helping companies understand and comply with the provisions of FAS 115. The special report also included important transition provisions that gave reporting enterprises a limited period to reassess and reclassify their securities holdings into FAS 115's three reporting categories. This "fresh start" provision allowed reporting enterprises to reclassify "held-to-maturity" securities to either of the two other categories without restriction. Any security transferred from held-to-maturity to the available-for-sale or trading classifications were to be marked-to-market at the time of transfer. At December 15, 1995, the Company reclassified $152,135,307 or 100 percent of its held-to-maturity fixed maturity securities to available-for-sale pursuant to the transition provisions of the FASB's Special Report. As a result, the Company recognized $1,455,550 of unrealized gains, net of deferred income taxes, at December 15, 1995, as an adjustment to shareholders' equity related to this reclassification. Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to restructure the Company's investments in response to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1995 and 1994, unrealized gains (losses) on fixed maturities available-for-sale amounted to $15,996,153 and ($2,879,044), respectively, net of deferred taxes. Prior to the adoption of FAS 115 in 1994, gains and losses on fixed maturities were not recognized in the Company's financial statements until they were sold or became impaired. Fixed maturities classified as held-to-maturity in 1994 are carried at the lower of cost or market value. (See Note 3 of the Notes to Financial Statements). At December 31, 1995, fixed maturities available-for-sale had a cost of $401,771,542 and a market value of $426,381,008, representing an unrealized gain of $24,609,466.

INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS




Equity Securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the statements of financial position at current market value. At December 31, 1995, common and nonredeemable preferred stock held by the Company had a cost of $125,763,874 and a market value of $126,324,721, representing an unrealized gain of $560,847. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks are of very high quality and extremely marketable, 97.2 percent or $119.5 million of which are of the "highest" or "high" quality, as defined by the NAIC. The remaining $3.4 million of nonredeemable preferred stocks have a "medium" NAIC rating. There are no nonredeemable preferred stocks in Erie Family Life's portfolio rated in the "low," "lowest," or "in or near default" quality categories established by the NAIC.

                                              Equity Securities at 12-31-95

                                                                                        Carrying/       Unrealized     Unrealized
                                                                         Actual Cost  Market Values       Gains         Losses

Common stock:
  Industrial and
    miscellaneous .................................................   $  3,500,006   $  3,414,640   $          0   $     85,366
Preferred stock:
  Public utilities ................................................      5,273,282      5,299,712         26,430              0
  Banks, trusts
    and insurance
    companies .....................................................     83,749,715     84,656,625      3,036,760      2,129,850
  Industrial and
    miscellaneous .................................................     33,240,871     32,953,744      1,615,500      1,902,627
                                                                      ------------   ------------   ------------   ------------

Total equity
  securities ......................................................   $125,763,874   $126,324,721   $  4,678,690   $  4,117,843
                                                                      ============   ============   ============   ============


Other Investments

Real estate investments are carried on the statement of financial position at cost, less allowances for depreciation and possible losses. Commercial mortgage loans on real estate are carried at their unpaid balances, adjusted for amortization of premium or discount, less allowances for possible loan losses. Policy loans are carried at their unpaid balances.

The fair values of the Company's investments in real estate, mortgage loans, policy loans, and other invested assets, approximate the book values presented in the financial statements.

At December 31, 1995, the Company did not own any derivatives.

INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS



MANAGEMENT CHANGES

At the Board of Directors meeting on February 12, 1996, the Board elected Stephen A. Milne President and Chief Executive Officer of Erie Family Life Insurance Company, Erie Indemnity Company and Erie Insurance Company. On March 11, 1996, Mr. Milne was elected President and Chief Executive Officer of Flagship City Insurance Company, Erie Insurance Property & Casualty Company, and Erie Insurance Company of New York. Mr. Milne has served as Executive Vice President of Insurance Operations since 1993. Mr. Milne began his career with the Erie Indemnity Company (EIC) in 1973 and has held several positions in the claims and sales functions of the EIC. In 1984 he became a Vice President and in 1987 was named Senior Vice President of the EIC's Marketing Services Division. Mr. Milne also was an ERIE Agent for three years.

The former President and CEO and previous Chief Investment Officer of the Erie Insurance Group of Companies, John M. Petersen, who retired as an employee of EIC on December 31, 1995, entered into a consulting arrangement with EIC effective January 2, 1996. Under the terms of the arrangement, EIC engaged Mr. Petersen as a consultant to furnish the company and its pension trust, the Erie Insurance Exchange, and Erie Family Life Insurance Company, with investment services with respect to their investments in common stocks.



MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Currently there is no market on which the Registrant's stock is traded. The Company had 1,145 shareholders of common stock on December 31, 1995.

                      Date Dividends Declared     Dividends per Share Declared

                      March 1, 1994                          .30
                      March 1, 1994                          .30
                      July 21, 1994                          .30
                      September 29, 1994                     .30
                      March 2, 1995                          .34
                      April 25, 1995                         .34
                      June 22, 1995                          .34
                      September 21, 1995                     .34

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Statements contained herein expressing the beliefs of management such as those contained in the "Benefits and Expenses" and the "Liquidity and Capital Resources" sections hereof, and the other statements which are not historical facts contained in this report are forward looking statements that involve risks and uncertainties. These risks and uncertainties include but are not limited to: legislative, judicial, and regulatory changes, the impact of competitive products and pricing, product development, geographic spread of risk, catastrophic events, better (or worse) morbidity rates, securities market fluctuations and technological difficulties and advancements.

INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1995 ANNUAL
                    REPORT TO SHAREHOLDERS

GLOSSARY OF SELECTED INSURANCE TERMS


Annuity - Contract which provides for a series of fixed or variable periodic payments from a stated or contingent date for a specified period, such as for a number of years or for life.

Carrying Value - The amount reported for an asset or liability in the financial statements in conformity with generally accepted accounting principles ("GAAP") or statutory accounting practices ("SAP"), whichever is applicable in the circumstances.

Deferred Policy Acquisition Costs (DAC) - The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting salaries and medical examinations, all of which vary with and are primarily related to the production of new business. These costs are deferred and amortized over the premium paying period on the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

Future Policy Benefits - Liabilities established on a GAAP basis whose minimum levels are determined by law and which are established to adequately provide for benefits ultimately payable to policyholders.


Interest Rate Credited - Interest rate applied to funds accumulated under annuity and universal life contracts, whether guaranteed or currently declared by the insurer.

In Force - Total amount of insurance coverage or number of policies or annuity contracts that are in effect.

Independent Agents - Independent contractors who represent one or more insurers and are licensed to sell the insurers' products.

National Association of Insurance Commissioners (NAIC) - an association of the top regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practices and statutory accounting practices throughout the United States.

Premiums - Money paid by the policyholder to an insurance company for an insurance policy or annuity.

Statutory Accounting Practices (SAP) - SAP provides for recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state statute or regulatory authorities. Such practices generally reflect a liquidating, rather than a going concern basis, of accounting. The principal difference between SAP and GAAP are as follows:

(a) under SAP, certain assets ("nonadmitted" assets) are eliminated from the statements of financial position; (b) under SAP, policy acquisition costs are expensed as incurred, while under GAAP, they are deferred and amortized over the premium paying period of the related policies sold; (c) under SAP, no provision is made for deferred income taxes and (d) under SAP, certain reserves are recognized which are not recognized for GAAP.

Statutory Capital and Surplus - Statutory Capital is the amount received from the sale of shares of stock in the Company. Statutory Surplus is the excess of assets over liabilities and capital, as determined in accordance with statutory accounting practices.

            Index to Graphs included in the Investment Section
               of The Management's Discussion and Analysis

Graph #1    DISTRIBUTION OF INVESTED ASSETS
                         at December 31, 1995

            Fixed Maturities - Available For Sale    74.9%
            Nonredeemable Preferred Stocks           21.6%
            Mortgage Loans                            1.2%
            Other Invested Assets                     0.8%
            Common Stocks                             0.6%
            Policy Loans                              0.6%
            Real Estate                               0.3%


Graph #2    DIVERSIFICATION OF FIXED MATURITIES
              at December 31, 1995 - Carrying/Market Value

            Industrial & Miscellaneous         60.6%
            Public Utilities                   24.8%
            Special Revenue                    12.4%
            U.S. Treasuries                     1.7%
            Political Subdivision               0.5%



Graph #3           QUALITY*  OF BOND PORTFOLIO
              at December 31, 1995 - Carrying/Market Value

                    A/A         $178.6 Million    42.1%
                  BBB/Baa       $107.2 Million    25.2%
                  AAA/Aaa        $77.9 Million    18.4%
                   AA/Aa         $53.2 Million    12.5%
                   BB/Ba          $7.6 Million     1.8%

  * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4    DIVERSIFICATION OF EQUITY SECURITIES
              at December 31, 1995 - Carrying/Market Value


            (2) Banks & Insurance              67.0%
            (2) Industrial & Miscellaneous     26.1%
            (2) Public Utilities                4.2%
            (1) Industrial & Miscellaneous      2.7%


            (1)  Common Stock
            (2)  Preferred Stock

    INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS


                                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

                  We have audited the accompanying statements of financial position of Erie Family Life Insurance Company as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                  As described in Note 3 to the financial statements, the Company changed its method of accounting for debt and equity securities in 1994. In 1993, the Company changed its method of accounting for income taxes as described in Note 5.



                          /s/ Brown Schwab Bergquist & Co.




Erie, Pennsylvania
February 16, 1996

    INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                             ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF FINANCIAL POSITION
                                              As of December 31, 1995 and 1994

   ASSETS                                                                                  1995                    1994
                                                                                       ------------            ------------


Investments
  Fixed maturities:
    Held-to-maturity, at amortized cost
      (fair value of $142,544,015)                                                     $                       $160,445,072
    Available-for-sale, at fair value
      (amortized cost of $401,771,542
      and $180,281,163)                                                                 426,381,008             175,851,865
  Equity securities, at fair value
    (cost of $125,763,874 and
    $116,380,818)                                                                       126,324,721             108,361,616
  Real estate                                                                             1,796,395               1,898,628
  Policy loans                                                                            3,694,530               3,181,311
  Mortgage loans on real estate                                                           7,062,742               7,633,399
  Other invested assets                                                                   4,165,721               2,257,143
                                                                                       ------------            ------------

          Total investments                                                            $569,425,117            $459,629,034

Cash, including short-term
  investments of $35,230,606
  and $7,262,914, respectively                                                           34,847,347               6,559,213
Premiums receivable                                                                       2,701,578               2,300,721
Reinsurance recoverable                                                                     265,514                 312,249
Other receivables                                                                           254,674                 261,578
Accrued investment income                                                                 9,044,136               8,388,301
Deferred policy acquisition costs                                                        50,762,292              44,951,795
Reserve credit for reinsurance ceded                                                      3,484,190               3,385,623
Prepaid federal income taxes                                                                                        851,320
Other assets                                                                              3,009,313               1,992,298
                                                                                       ------------            ------------

          Total assets                                                                 $673,794,161            $528,632,132
                                                                                       ============            ============

   INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



   LIABILITIES AND SHAREHOLDERS' EQUITY                                           1995                     1994
                                                                              ------------             ------------

LIABILITIES
  Policy liabilities and accruals:
    Future life policy benefits                                               $ 48,768,739             $ 44,050,175
    Policy and contract claims                                                     897,026                  797,485
    Annuity deposits                                                           405,346,808              341,242,154
    Universal life deposits                                                     45,971,842               36,107,402
    Supplementary contracts not
      including life contingencies                                                 872,745                  767,456
  Other policyholder funds                                                       5,238,897                6,352,476
  Current federal income taxes
    payable                                                                        261,471
  Deferred federal income taxes                                                 16,979,255                2,897,964
  Reinsurance premium due                                                          360,478                  193,135
  Accounts payable and accrued
    liabilities                                                                  2,728,133                3,186,617
  Note payable to affiliate                                                     15,000,000
  Due to affiliate                                                               1,392,365                1,236,687
  Dividends payable                                                              1,071,000                  945,000
                                                                              ------------             ------------

                  Total liabilities                                           $544,888,759             $437,776,551
                                                                              ------------             ------------


SHAREHOLDERS' EQUITY
  Common stock, $1.10 par value
    per share; authorized
    5,000,000 shares;
    3,150,000 shares issued
    and outstanding                                                           $  3,465,000             $  3,465,000
  Additional paid-in capital                                                       945,000                  945,000
  Net unrealized appreciation
    (depreciation) on investment
    securities, net of deferred
    taxes of $8,809,609 and
    ($4,356,975), respectively                                                  16,360,704            (   8,091,525)
  Retained earnings                                                            108,134,698               94,537,106
                                                                              ------------             ------------

                  Net shareholders' equity                                    $128,905,402             $ 90,855,581
                                                                              ------------             ------------

                  Total liabilities and
                    shareholders' equity                                      $673,794,161             $528,632,132
                                                                              ============             ============


See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF OPERATIONS
                                    Years Ended December 31, 1995, 1994 and 1993

                                                              1995                   1994                   1993
                                                          -----------            -----------            -----------

Revenues
  Policy
    Life premiums                                         $25,764,413            $22,931,783            $20,440,636
    Group                                                   2,309,584              1,961,700              1,716,186
                                                          -----------            -----------            -----------

                  Total policy
                    revenues                              $28,073,997            $24,893,483            $22,156,822

  Investment income, net
    of expenses                                            40,962,812             35,566,249             30,928,611
  Realized gains on
    investments                                             7,483,798              4,411,334             10,433,318
  Other income                                              1,829,344              1,897,756              1,268,345
                                                          -----------            -----------            -----------

                  Total revenues                          $78,349,951            $66,768,822            $64,787,096
                                                          -----------            -----------            -----------

Benefits and expenses
  Death benefits                                          $ 7,438,758            $ 4,068,876            $ 4,639,349
  Interest on annuity
    deposits                                               22,718,786             18,163,588             16,302,627
  Interest on universal
    life deposits                                           2,628,397              1,981,767              1,529,950
  Surrender and other
    benefits                                                  721,412                607,947              1,104,047
  Increase in future life
    policy benefits                                         4,619,996              2,611,084              2,300,681
  Amortization of deferred
    policy acquisition
    costs                                                   2,358,127              1,979,765              2,092,764
  Commissions                                               2,804,328              2,293,450              1,794,610
  General expenses                                          5,802,088              5,775,026              5,120,063
  Taxes, licenses,
    and fees                                                2,854,187              2,807,813              2,026,730
                                                          -----------            -----------            -----------

                  Total benefits
                    and expenses                          $51,946,079            $40,289,316            $36,910,821
                                                          -----------            -----------            -----------

                  Income from
                    operations                            $26,403,872            $26,479,506            $27,876,275
                                                          -----------            -----------            -----------



See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                        STATEMENTS  OF  OPERATIONS  -  CONTINUED
                                    Years Ended December 31, 1995, 1994 and 1993


                                                              1995                   1994                   1993
                                                          -----------            -----------            -----------


Federal income taxes
  Current                                                 $ 7,607,573            $ 8,179,901            $ 8,275,631
  Deferred                                                    914,707              1,469,927              1,496,402
                                                          -----------            -----------            -----------

                  Total federal
                    income taxes                          $ 8,522,280            $ 9,649,828            $ 9,772,033
                                                          -----------            -----------            -----------

Income before cumulative
  effect of accounting
  change                                                  $17,881,592            $16,829,678            $18,104,242

Cumulative effect on
  years prior to 1993 on
  changing the method
  of accounting for
  income taxes                                                                                         (    567,610)
                                                          -----------            -----------            -----------

                  Net income                              $17,881,592            $16,829,678            $17,536,632
                                                          ===========            ===========            ===========

Earnings per share:
  Income before cumulative
    effect of accounting
    change                                                $      5.68            $      5.34            $      5.75

Cumulative effect of
  accounting change                                                                                    (        .18)
                                                          -----------            -----------            -----------

                  Net income per
                    share                                 $      5.68            $      5.34            $      5.57
                                                          ===========            ===========            ===========




See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS


                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                         STATEMENTS OF SHAREHOLDERS' EQUITY
                                    Years Ended December 31, 1995, 1994 and 1993

                                                                             Net
                                                                          Unrealized
                                                                         Appreciation
                                                                        (Depreciation)                                     Net
                                                  Additional            on Available-                                     Share-
                                 Common            Paid-In                 for-Sale               Retained               holders'
                                  Stock            Capital                Securities              Earnings                Equity

Balance at
 December 31,
 1992                          $3,465,000         $945,000              $ 3,601,503             $ 67,415,805          $ 75,427,308

 Net income                                                                                       17,536,632            17,536,632
 Net change
  during year                                                               245,955                                        245,955
 Dividends
  declared,
  $1.10 per
  share                                                                                        (   3,465,009)        (   3,465,009)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1993                          $3,465,000         $945,000              $ 3,847,458             $ 81,487,428          $ 89,744,886

 Net income                                                                                       16,829,678            16,829,678
 Net change
  during year                                                          ( 21,437,365)                                 (  21,437,365)
 FAS 115
  cumulative
  effect,
  net of
  deferred
  taxes                                                                   9,498,382                                      9,498,382
 Dividends
  declared,
  $1.20 per
  share                                                                                        (   3,780,000)        (   3,780,000)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1994                          $3,465,000         $945,000             ($ 8,091,525)            $ 94,537,106          $ 90,855,581

 Net income                                                                                       17,881,592            17,881,592
 Net change
  during year                                                            24,452,229                                     24,452,229
 Dividends
  declared,
  $1.36 per
  share                                                                                        (   4,284,000)        (   4,284,000)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1995                          $3,465,000         $945,000              $16,360,704             $108,134,698          $128,905,402
                               ==========         ========              ===========             ============          ============



See Notes to Financial Statements.

   INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1995, 1994 and 1993


                                                                1995                    1994                    1993
                                                            ------------            -----------             -----------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                 $ 17,881,592            $16,829,678             $ 17,536,632
 Cumulative effect of
  accounting change                                                                                              567,610
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Net amortization of
    bond and mortgage
    premium and discount                                         129,922                 55,548            (     110,504)
   Amortization of deferred
    policy acquisition
    costs                                                      2,358,127              1,979,765                2,092,764
   Real estate depreciation                                      102,233                103,697                  103,697
   Deferred federal
    income taxes                                                 914,707              1,469,927                1,496,402
   Realized gain on
    investments                                            (   7,483,798)          (  4,411,334)           (  10,433,318)
 Increase in premiums
  receivable                                               (     400,857)          (    320,456)           (      58,835)
 (Increase) decrease in
  other receivables                                                6,904                 57,007            (     152,775)
 (Increase) decrease in
  accrued investment
  income                                                   (     655,835)          (  2,478,420)                 191,202
 Increase in deferred
  policy acquisition costs                                 (   8,168,624)          (  8,448,722)           (   6,892,375)
 (Increase) decrease in
  other assets                                             (   1,017,015)          (    320,519)                  16,554
 Increase in reinsurance
  recoverables and reserve
  credits                                                  (      51,832)          (  1,064,706)            (    693,648)
 Increase in future life
  policy benefits and
  claims                                                       4,818,105              3,373,539                2,695,932
 Increase (decrease) in
  other policyholder funds                                 (   1,113,579)             4,703,564                  211,168
 Increase (decrease) in
  reinsurance premium due                                        167,343                 62,937            (     201,771)
 Increase (decrease) in
  federal income taxes
  currently payable                                            1,112,791                112,759            (   1,100,744)
 Increase (decrease) in
  accounts payables and
  due to affiliate                                         (     302,806)             1,101,478                    2,744
                                                            ------------            -----------             ------------

    Net cash provided by
      operating activities                                  $  8,297,378            $12,805,742             $  5,270,735
                                                            ------------            -----------             ------------


See Notes to Financial Statements.

 INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                       ERIE FAMILY LIFE INSURANCE COMPANY

                                      STATEMENTS  OF CASH FLOWS - CONTINUED
                                  Years Ended  December 31, 1995,  1994 and 1993

                                                                1995                    1994                    1993
                                                            ------------            -----------             -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Fixed maturity securities:
  Held-to-maturity:
   Maturities                                               $  7,948,330            $11,255,303             $ 88,310,672
   Sales                                                                                                      45,579,973
   Purchases                                                                       ( 40,754,128)           ( 151,500,059)
  Available-for-sale:
   Maturities                                                  6,764,396              3,107,563
   Sales                                                      45,479,179             36,191,487
   Purchases                                               ( 119,758,853)          ( 95,059,515)
 Equity securities:
  Sales                                                       37,486,994             18,402,366               67,925,034
  Purchases                                                (  40,995,932)          ( 26,662,706)           (  99,291,194)
 Purchase of mortgage loans                                                        (  2,000,000)           (   3,981,471)
 Principal payments received
  on mortgage loans                                              572,056              5,991,967                2,041,570
 Loans made to
  policyholders                                            (     999,584)          (    821,201)           (     698,874)
 Payments received on
  policy loans                                                   486,365                449,806                  507,962
 Purchase of other
  invested assets                                          (   2,510,832)          (  1,644,339)           (   4,121,771)
 Sale of other invested
  assets                                                         602,254              6,172,966                1,270,754
                                                            ------------            -----------             ------------

    Net cash used in
     investing activities                                  ($ 64,925,627)          ($85,370,431)           ($ 53,957,404)
                                                            ------------            -----------             ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in annuity
  deposits and
  supplementary contracts                                   $ 64,209,943            $59,661,171             $ 53,511,342
 Increase in universal
  life deposits                                                9,864,440              8,363,194                6,832,482
 Borrowed money                                               15,000,000                                   (   1,290,000)
 Dividends paid to
  shareholders                                             (   4,158,000)          (  3,701,253)           (   3,386,256)
                                                            ------------            -----------             ------------

    Net cash provided by
     financing activities                                   $ 84,916,383            $64,323,112             $ 55,667,568
                                                            ------------            -----------             ------------

Net increase (decrease) in
 cash and short-term cash
 investments                                                $ 28,288,134           ($ 8,241,577)            $  6,980,899

Cash and short-term cash
 investments at beginning
 of year                                                       6,559,213             14,800,790                7,819,891
                                                            ------------            -----------             ------------

Cash and short-term cash
 investments at end of year                                 $ 34,847,347            $ 6,559,213             $ 14,800,790
                                                            ============            ===========             ============

See Notes to Financial Statements.

 INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                       ERIE FAMILY LIFE INSURANCE COMPANY

                                      STATEMENTS  OF CASH FLOWS - CONTINUED
                                  Years Ended  December 31, 1995,  1994 and 1993

                                                                1995                  1994                     1993
                                                            ------------           ------------             -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the
    year for:
    Interest                                                $        632            $    37,580             $     46,293
    Income taxes                                               6,494,782              8,067,142                9,376,375










See Notes to Financial Statements.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                           ERIE FAMILY LIFE INSURANCE COMPANY

                                              NOTES TO FINANCIAL STATEMENTS
                                            December 31, 1995, 1994 and 1993

Note 1.  Nature of Business

                Erie Family Life Insurance Company (the Company) was incorporated in the Commonwealth of Pennsylvania on May 23, 1967. The Company is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life, and annuity products. The Company markets its products through independent agents in eleven states and is subject to supervision and regulations of the states in which it does business. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia. The Company also sells a significant amount of annuities to its affiliated companies of the Erie Insurance Group. Approximately 31% of annuity deposits at December 31, 1995 relate to business with Erie Insurance Group affiliates. See also Note 6.


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

                (c) Income tax effects of temporary differences between tax basis and financial statement basis of assets and liabilities, relating primarily to policy reserves, investments and acquisition costs, are provided.

                (d) The effect of revaluing available-for-sale securities to their respective fair values, net of deferred taxes, is reflected as a separate component of shareholders' equity.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 2.  Basis of Presentation (Continued)

                (e) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Note 3.  Significant Accounting Policies

                (a)      Investments

                         Investments are shown on the following bases:

                         Fixed maturities available-for-sale which consists of bonds, notes, and redeemable preferred stock - at fair value.

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

                         No securities are held for trading purposes.

                         Realized gains and losses on sales of investments are recognized on a specific identification basis.

                         In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FAS 115). The Company adopted the provisions of the new standard for investments held as of January 1, 1994. The cumulative effect, as of January 1, 1994, of adopting FAS 115 increased shareholders' equity by $9,498,382 (net of $5,114,513 in deferred income taxes) to reflect the net unrealized gains on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market value. Adoption of FAS 115 did not have any effect on deferred policy acquisition costs.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         FAS 115 requires management to determine the appropriate classification of securities at the date of adoption, and thereafter at the date individual investment securities are acquired. The appropriateness of such classification is also reassessed at each statements of financial position date.

                         Prior to the adoption of FAS 115, the Company stated its fixed maturities at the lower of amortized cost or fair value. Marketable equity securities were stated at fair value. Under both the newly adopted accounting standard and the Company's former accounting practices, premiums and discounts on investments in debt securities are amortized over their contractual lives. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income.

                         During 1995, the Financial  Accounting  Standards Board
                         (FASB) allowed a one-time reclassification of held-to-maturity securities to available-for-sale securities. At December 15, 1995, the Company reclassified $152,135,307 or 100% of its held-to-maturity securities to available-for-sale, pursuant to the transition provisions of the FASB's special report on FAS 115. The Company recognized $1,455,550 of unrealized gains net of deferred income taxes at December 15, 1995 related to this reclassification.

                (b)      Deferred Policy Acquisition Costs

                         The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting salaries and medical examinations, all of which vary with and are primarily related to the production of new business, have been deferred. For traditional life insurance, these costs are being amortized over the premium paying period of the related policies in proportion to the total anticipated premium revenue stream. Anticipated premium revenue was estimated using the same assumptions which were used for computing liabilities for future policy benefits. The amount of costs to be deferred would be reduced to the extent future policy premiums and anticipated investment income would not exceed related costs.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         Universal life and annuity deferred acquisition costs are being amortized in relation to the present value of estimated future gross profits on the contracts over a 20 year period.

                         Unamortized   acquisition   costs  are   summarized  as
                         follows:

                                                                  1995                   1994                   1993
                                                               -----------            -----------            -----------

                         Balance at
                          beginning
                          of year                              $44,951,795            $38,482,838            $33,683,227
                         Additions                               8,168,624              8,448,722              6,892,375
                         Amortization                         (  2,358,127)          (  1,979,765)          (  2,092,764)
                                                               -----------            -----------            -----------

                         Balance at end
                          of year                              $50,762,292            $44,951,795            $38,482,838
                                                               ===========            ===========            ===========

                (c)      Policy Revenues and Deposits

                         Premiums on traditional life insurance contracts are reported as earned revenue when due. For universal life and annuity contracts, deposits are recorded in a policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Premiums on life insurance contracts and deposits on annuity and universal life contracts are summarized as follows:

                                                                  1995                   1994                   1993
                                                               -----------            -----------            -----------

                         Life insurance
                           premiums:
                           First year                          $ 5,624,117            $ 5,563,765            $ 4,567,631
                           Renewal                              20,140,296             17,368,018             15,873,005
                                                               -----------            -----------            -----------

                                                               $25,764,413            $22,931,783            $20,440,636
                                                               ===========            ===========            ===========

                         Annuity and universal
                           life deposits, net
                           of loading:
                           First year
                             and single                        $57,606,715            $53,965,315            $42,602,356
                          Renewal                               16,935,182             15,565,382             14,078,357
                                                               -----------            -----------            -----------

                                                               $74,541,897            $69,530,697            $56,680,713
                                                               ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 25 AND 26 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         Included in the amount of 1995, 1994 and 1993 first year and single deposits on annuity and universal life deposits are $6,024,125, $8,880,714 and $0, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to affiliate property and casualty insurance companies totalled $22,018,313, $11,431,965 and $7,516,908, in
                         1995, 1994, and 1993, respectively.

                (d)      Policy Liabilities and Accruals

                         Liabilities for life insurance and income-paying annuity future policy benefits have been computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, and investment yields. Deferred annuity future policy benefit liabilities have been established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Significant assumptions pertinent to policy liabilities follow:

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
                                                                     Select and Ultimate

1988-1995           All life and                7% graded            Multiples of 1965-                     Pricing
                    annual renew-               to 6%                70                                     assumptions
                    able term                                        Select and Ultimate

1987-1995           Universal life              7 1/4% graded        85% or 90% of 1965-                    Pricing
                                                to 6%                70                                     assumptions
                                                                     Select and Ultimate


INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS


                                              NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                         Annuities are subject to variable interest rates determined at the discretion of the Company subject to certain minimums. During 1995, annuity deposits earned interest at rates ranging from 5.00 percent to 6.25 percent. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

                (e)      Liability for unpaid policy and contract claims

                         Activity  in  the   liability  for  unpaid  policy  and
                         contract claims is as follows:

                                                                       1995                 1994                 1993
                                                                    ----------           ----------           ----------

                         Balance at
                           January 1                                $  797,485           $1,155,359           $1,574,073
                         Less reinsurance
                           recoverables                            (   112,203)         (   271,806)         (   340,513)
                         Less unpaid matured
                           endowments                                                                        (    12,567)
                                                                    ----------           ----------           ----------

                         Net balance at
                           January 1                                $  685,282           $  883,553           $1,220,993

                         Total death claims
                           incurred                                  7,438,758            4,068,876            4,639,349
                         Total death claims
                           paid                                      7,378,981            4,267,147            4,976,789
                                                                    ----------           ----------           ----------

                         Net balance at
                           December 31                              $  745,059           $  685,282           $  883,553
                         Plus reinsurance
                           recoverables                                135,597              112,203              271,806
                         Plus unpaid matured
                           endowment                                    16,370
                                                                    ----------           ----------           ----------
                         Balance at
                           December 31                              $  897,026           $  797,485           $1,155,359
                                                                    ==========           ==========           ==========


INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 3.  Significant Accounting Policies (Continued)

                (f)      Mortgage Loans and Other Invested Assets

                         Mortgage loans are comprised primarily of commercial real estate mortgage loans and are carried on the statements of financial position at unpaid balances adjusted for amortization of premium or discount, less allowance for possible losses. Other invested assets (primarily investments in real estate limited partnerships) are recorded under the equity method of accounting. The fair values of mortgage loans and other invested assets approximate the amounts presented in the financial statements. Fair values were determined based on analyses of cash flows.

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

                (j)      Short-Term Investments

                         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be short-term investments. Carrying amounts approximate fair value because of the short maturity of these investments.

                (k)      Reclassifications

                         Certain  amounts  as  previously   reported  have  been
                         reclassified   to   conform  to  the   current   year's
                         presentation.

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 4.  Investments

                Fixed Maturities:

                At December 31, 1995, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities available-for-sale were as follows:

                                                          Amortized      Estimated     Unrealized     Unrealized
                                                             Cost       Fair Values      Gains          Losses

U. S. Treasuries ...................................   $  6,568,499   $  7,442,496   $    874,234   $        237
Political
  subdivisions .....................................      2,063,013      2,310,929        247,916
Special revenue ....................................     50,683,120     52,853,098      2,861,312        691,334
Public utilities ...................................    101,653,629    105,456,784      4,289,346        486,191
Industrial and
  miscellaneous ....................................    240,803,281    258,317,701     18,138,568        624,148
                                                       ------------   ------------   ------------   ------------

Total fixed
  maturities
  available-for-
  sale .............................................   $401,771,542   $426,381,008   $ 26,411,376   $  1,801,910
                                                       ============   ============   ============   ============

                At December 31, 1994, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities available-for-sale were as follows:

                                                             Amortized      Estimated     Unrealized     Unrealized
                                                                Cost       Fair Values      Gains          Losses

U. S. Treasuries .......................................   $  6,121,887   $  5,868,300   $     14,687   $    268,274
Political
  subdivisions .........................................      1,868,344      2,036,950        168,606              0
Special revenue ........................................     37,317,102     35,521,340        307,076      2,102,838
Public utilities .......................................     28,833,112     27,844,600        194,982      1,183,494
Industrial and
  miscellaneous ........................................    106,140,718    104,580,675      2,662,726      4,222,769
                                                           ------------   ------------   ------------   ------------

Total fixed
  maturities
  available-for-
  sale .................................................   $180,281,163   $175,851,865   $  3,348,077   $  7,777,375
                                                           ============   ============   ============   ============


INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 4.  Investments (Continued)

                The following is a summary of fixed maturities available-for-sale at December 31, 1995, by remaining term to maturity:

                                                                                     Amortized                Estimated
                                                                                       Cost                  Fair Values

                         Maturity during the year
                         ending December 31
                           1996                                                    $  2,402,098             $  2,393,094
                           1997-2000                                                 22,092,072               22,209,889
                           2001-2005                                                 59,838,087               62,300,700
                           Subsequent to 2005                                       315,439,285              337,597,325
                         Redeemable preferred stock                                   2,000,000                1,880,000
                                                                                   ------------             ------------

                                                                                   $401,771,542             $426,381,008
                                                                                   ============             ============

                Bonds having a fair value of $2,014,000 at December 31, 1995 were on deposit with various regulatory authorities as required by law. Bonds having a fair value of $10,000,000 are also pledged as collateral on a $10,000,000 line of credit with a Bank. There were no borrowings outstanding on the line as of December 31, 1995.

                At December 31, 1994, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities held-to-maturity were as follows:

                                                        Amortized     Estimated     Unrealized     Unrealized
                                                          Cost       Fair Values      Gains          Losses

U. S. Government .................................   $    541,184   $    549,676   $     13,413   $      4,921
Political
  subdivision ....................................      1,140,000      1,174,200         34,200              0
Special revenue ..................................      8,413,257      7,356,761        185,621      1,242,117
Public utility ...................................     62,216,452     54,951,765         34,191      7,298,878
Industrial and
  miscellaneous ..................................     88,134,179     78,511,613         71,883      9,694,449
                                                     ------------   ------------   ------------   ------------

Total fixed
  maturities held-
  to-maturity ....................................   $160,445,072   $142,544,015   $    339,308   $ 18,240,365
                                                     ============   ============   ============   ============

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 4.  Investments (Continued)

                Equity Securities:

                At December 31, 1995, cost, fair values, unrealized gains, and unrealized losses for investments in equity securities were as follows:

                                                           Unrealized      Unrealized
                              Actual Cost   Fair Values       Gains         Losses

Common stock:
  Industrial and
    miscellaneous .........  $  3,500,006   $  3,414,640   $          0   $     85,366
Preferred stock:
  Public utilities ........     5,273,282      5,299,712         26,430              0
  Banks, trusts
    and insurance
    companies .............    83,749,715     84,656,625      3,036,760      2,129,850
  Industrial and
    miscellaneous .........    33,240,871     32,953,744      1,615,500      1,902,627
                             ------------   ------------   ------------   ------------

Total equity
  securities ..............  $125,763,874   $126,324,721   $  4,678,690   $  4,117,843
                             ============   ============   ============   ============

                         At December 31, 1994, cost, fair values, unrealized gains, and unrealized losses for investments in equity securities were as follows:

                                                            Unrealized     Unrealized
                               Actual Cost    Fair Values      Gains          Losses

Common stock:
  Banks, trusts
    and insurance
    companies                 $    790,311    $  1,080,715  $  325,248    $    34,844
  Industrial and
    miscellaneous                6,677,716       7,044,856     969,221        602,081
Preferred stock:
  Public utilities               2,414,273       2,316,375       8,352        106,250
  Banks, trusts
    and insurance
    companies                   63,453,075      59,298,250   1,381,500      5,536,325
  Industrial and
    miscellaneous               43,045,443      38,621,420     185,000      4,609,023
                              ------------    ------------  ----------    -----------

Total equity
  securities                  $116,380,818    $108,361,616  $2,869,321    $10,888,523
                              ============    ============  ==========    ===========

                         Net unrealized gains and losses on investments in fixed maturities available-for-sale and equity securities are credited to or charged directly against shareholders' equity. At December 31, 1995, net unrealized gains on these securities of $16,360,704 consisted of
                         $31,090,066 in unrealized gains less $5,919,753 in unrealized losses and deferred taxes of $8,809,609.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 4.  Investments (Continued)

                At December 31, 1995, the Company did not have investments in securities of any single issuer which exceeded 10% of net shareholders' equity, except for federal home loan debentures, which represents 15% of net shareholders' equity.

                Investment gains (losses) during the year are composed as follows:

                                                 1995                 1994                 1993
                                              ----------           ----------            ---------

                Realized gains
                  (losses):
                 Held-to-maturity            ($  266,413)         ($  167,535)         $ 5,939,490
                 Available-for-sale            7,750,211            3,673,188            6,862,998
                 Mortgage loans                                                       (    775,000)
                 Other invested
                   assets                                             905,681         (  1,594,170)
                                              ----------           ----------          -----------

                                              $7,483,798           $4,411,334          $10,433,318
                                              ==========           ==========          ===========

                Changes in unrealized gains (losses) include the following for the years ended December 31:

                                                   1995                  1994                 1993
                                               -----------           -----------          -----------

                Equity securities              $ 8,580,049          ($13,938,368)            $810,651
                Debt securities
                  available-for-
                  sale                          26,799,457          ( 19,042,193)
                Held to maturity
                  securities transferred
                  to available-for-sale
                  securities                     2,239,307
                Deferred federal
                  income taxes                ( 13,166,584)           11,543,196            ( 564,696)
                                               -----------           -----------             --------

                  Net unrealized
                    capital gains
                    (losses)                   $24,452,229          ($21,437,365)            $245,955
                                               ===========           ===========             ========

                Investment income consists of the following:

                                                    1995                   1994                   1993
                                                 -----------            -----------            -----------

                Dividends                        $10,033,662            $ 9,413,996            $ 8,226,162
                Interest                          31,160,233             26,085,767             22,467,010
                Other                                464,892                461,320                595,775
                Less expenses                   (    695,975)          (    394,834)          (    360,336)
                                                 -----------            -----------            -----------

                                                 $40,962,812            $35,566,249            $30,928,611
                                                 ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 5.         Federal Income Taxes

                Differences between total tax expense and the amount computed by applying the federal income tax rate of 35% to income from operations are set forth as follows:

                                                                       1995                 1994                 1993
                                                                    ----------           ----------           ----------

                Federal income taxes
                  at statutory rates                                $9,241,355           $9,267,827           $9,756,696
                Dividends received
                 deduction and
                 tax-exempt interest                               (   437,130)         (   398,527)         (   609,550)
                Effect on deferred
                 taxes of new tax law                                                                            126,136
                Other                                              (   281,945)             780,528              498,751
                                                                    ----------           ----------           ----------

                Income tax expense                                  $8,522,280           $9,649,828           $9,772,033
                                                                    ==========           ==========           ==========

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax assets (liabilities) at December 31, 1995 and 1994, relate to the following:

                                                        1995                   1994
                                                     -----------            -----------

                Deferred policy acquisition costs   ($15,404,226)          ($13,711,784)
                Liability for future life and
                  annuity policy benefits              7,527,275              6,613,659
                Investments                         (  9,033,667)             4,276,711
                Other                               (     68,637)          (     76,550)
                                                    ------------            -----------

                                                    ($16,979,255)          ($ 2,897,964)
                                                     ===========            ===========


                In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 (FAS
                109), "Accounting for Income Taxes." Effective January 1, 1993, the Company adopted the FAS 109 standards. A deferred tax charge of $567,610, or $.18 per share, is reported in the first quarter 1993 statement of operation and represents the cumulative effect of this accounting change. The change also had the effect of increasing the deferred tax liability by $229,000 relating to net unrealized appreciation reflected in shareholders' equity.


Note 6.         Related Party Transactions

                The Erie Family Life Insurance Company is owned 21.6% by the Erie Indemnity Company and 52.2% by the Erie Insurance Exchange.

                The Erie Indemnity Company (EIC) is the attorney-in-fact for

INCORPORATED BY REFERENCE, PAGE 27 AND 28 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS

                                             NOTES TO FINANCIAL STATEMENTS

Note 6.         Related Party Transactions (Continued)

                the Erie Insurance Exchange (Exchange). Certain operating expenses of the Company are paid by EIC and common expenses are allocated. Such allocated expenses comprise the major portion of Company general expenses.

                The Company owns certain real estate which it leases to EIC for rentals of $423,120 per year through December 31, 2000. The real estate is recorded net of accumulated depreciation of $1,024,352 and $922,119 at December 31, 1995 and 1994, respectively.

                The employees of the Company participate in the pension and other employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. Pension and other benefit costs allocated to the Company equalled $203,699, $164,792 and $106,166 in 1995, 1994 and 1993, respectively.

                The Exchange and Erie Insurance Company (a wholly-owned subsidiary of EIC) periodically purchase annuities from the Company in connection with the structured settlement of claims. Periodically the Erie Insurance Group Retirement Plan for Employees purchases from the Company, individual annuities for some terminated vested employees or beneficiaries receiving benefits (excluding disabled and deferred vested participants). These are non-participating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the Plan. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are approximately $28,744,000 and $23,650,000 at December 31, 1995
                and 1994, respectively. The reserves held for the sale of structured settlement annuities to the Erie Insurance Exchange and Erie Insurance Company equal $81,709,000 and $59,306,000 at December 31, 1995 and 1994, respectively.

                On December 29, 1995 a Note Payable in the amount of $15,000,000, was issued by the Company in accordance with Pennsylvania Insurance Company Law to the EIC in exchange for a cash sum of $15,000,000. Interest on this Note will be charged at an annual rate of 6.45% per annum. No payment of any portion of the principal amount of this Note shall be demanded by EIC prior to December 31, 2005. However, the Company may pay, upon ten (10) days' prior written notice to EIC, the interest or any portion of the principal of this Note without premium of penalty, subject to the prior consent of the Insurance Commissioner of the Commonwealth of Pennsylvania. Commencing on December 31, 2005 the outstanding principal balance of this Note (including all accrued interest) shall be repayable on demand by EIC or under such terms as EIC may elect, subject to the prior consent of the Commissioner to such repayment in accordance with the provisions of law.

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 7.  Reinsurance

                The Company cedes insurance to other insurers and reinsurers under various contracts (typically under excess of loss contracts) which cover individual risks. These reinsurance arrangements minimize losses arising from large risks or from hazards of an unusual nature. The Company accounts for reinsurance activities in accordance with Statement of Financial Accounting Standards No. 113 ("SFAS 113"), "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." Pursuant to these standards, amounts recoverable or credited under reinsurance contracts, are included in total assets as reinsurance recoverable or credited for reinsurance ceded. The cost of reinsurance related to long-duration contracts is accounted for over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                A contingent liability exists with respect to reinsurance receivables and the reserve credit for reinsurance ceded which would become a liability in the event that such reinsurance companies are unable to meet their obligations under the existing reinsurance agreements. These agreements do not relieve the Company of its primary obligation to its policyholders.

                Policy revenues and benefits expense reflected in the statements of operations have been reduced by the following amounts due to reinsurance cessions:

                                                    1995                   1994                   1993
                                                 ----------             ----------             ----------

                Policy revenues                  $3,354,484             $3,185,718             $2,132,670

                Death benefits                    1,040,858                695,567                902,124

                Future life policy
                  benefits                           98,567              1,120,329                813,965

                The Company has an insignificant amount of reinsurance assumed activity.

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 8. Statutory Net Income and Shareholders' Equity, Dividend Restrictions, and Accounting Practices

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1995, 1994 and 1993, follows:

                                                                     1995                   1994                   1993
                                                                 -----------            -----------            -----------

                Statutory net income                             $ 9,373,483            $ 9,678,535            $ 6,335,124

                Reconciling items:
                 Policy liabilities
                  and accruals                                       287,030                898,212                330,948
                 Deferred policy
                  acquisition costs,
                  net of amortization                              5,810,497              6,468,957              4,799,611
                 Investment valuation
                  differences                                      3,436,669              1,494,951              8,537,233
                 Deferred taxes                                 (    914,707)          (  1,469,927)          (  2,064,012)
                 Other, net                                     (    111,380)          (    241,050)          (    402,272)
                                                                 -----------            -----------            -----------

                GAAP net income                                  $17,881,592            $16,829,678            $17,536,632
                                                                 ===========            ===========            ===========

                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 1995 and 1994, follows:

                                                                                           1995                   1994
                                                                                       ------------            -----------

                Statutory shareholders' equity                                         $ 66,735,780            $46,695,870

                Reconciling items
                 Asset valuation and interest
                  maintenance reserves                                                   22,167,637             19,558,985
                 Investment valuation differences                                        23,400,679           ( 14,741,044)
                 Deferred policy acquisition costs                                       50,762,292             44,951,795
                 Surplus note                                                         (  15,000,000)
                 Policy liabilities and accruals                                            377,644           (    230,680)
                 Deferred taxes                                                       (  16,979,255)          (  2,897,964)
                 Deferred and uncollected premiums                                    (   3,421,669)          (  3,171,594)
                 Other, net                                                                 862,294                690,213
                                                                                       ------------            -----------

                GAAP shareholders' equity                                              $128,905,402            $90,855,581
                                                                                       ============            ===========

                The amount of dividends Erie Family Life, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to not more than the greater of: (a) 10 percent of its statutory surplus as regards policyholders as reported on its last annual statement, or (b) the net income of the insurer as reported on its last annual statement, not including any pro rata distributions of any class of the insurer's own securities. Accordingly, the maximum dividend payout which may be made in 1996 without prior Pennsylvania commissioner approval is $9,373,000.

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS

Note 8. Statutory Net Income and Stockholders' Equity, Dividend Restrictions, and Accounting Practices (Continued)

                The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules.


Note 9.         Unaudited Quarterly Summary of Operations

                The following summaries of operations for the four quarters of 1995 and 1994 are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                             First                Second               Third              Fourth
                            Quarter              Quarter              Quarter            Quarter

1995

Policy revenues          $ 6,470,366          $ 7,266,659          $ 7,195,175          $ 7,141,797
Investment income          9,903,802           10,141,044           10,465,117           10,452,849
Realized gain
 on investments              538,950              776,767            4,690,581            1,477,500
Other income                 373,397              399,200              386,776              669,971
                         -----------          -----------          -----------          -----------

  Total revenues         $17,286,515          $18,583,670          $22,737,649          $19,742,117
                         ===========          ===========          ===========          ===========

Income from
 operations              $ 4,588,580          $ 4,799,789          $10,011,847          $ 7,003,656
Federal income
 taxes                     1,502,821            1,641,840            3,075,792            2,301,827
                         -----------          -----------          -----------          -----------

  Net income             $ 3,085,759          $ 3,157,949          $ 6,936,055          $ 4,701,829
                         ===========          ===========          ===========          ===========

  Earnings
   per share             $      0.98          $      1.00          $      2.20          $      1.50
                         ===========          ===========          ===========          ===========

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1995 ANNUAL
                        REPORT TO SHAREHOLDERS



                          NOTES TO FINANCIAL STATEMENTS

Note 9.         Unaudited Quarterly Summary of Operations (Continued)


1994

Policy revenues          $ 5,938,807          $ 6,161,076          $ 6,435,291          $ 6,358,309
Investment income          8,336,576            8,619,825            9,087,090            9,522,758
Realized gain (loss)
 on investments            2,533,962            1,068,629            1,063,897             (255,154)
Other income                 281,023              471,849              355,490              789,394
                         -----------          -----------          -----------          -----------

  Total revenues         $17,090,368          $16,321,379          $16,941,768          $16,415,307
                         ===========          ===========          ===========          ===========

Income from
 operations              $ 7,282,936          $ 5,442,339          $ 7,391,656          $ 6,362,575
Federal income
 taxes                     2,558,323            1,945,424            2,760,038            2,386,043
                         -----------          -----------          -----------          -----------

  Net income             $ 4,724,613          $ 3,496,915          $ 4,631,618          $ 3,976,532
                         ===========          ===========          ===========          ===========

  Earnings
   per share             $      1.50          $      1.11          $      1.47          $      1.26
                         ===========          ===========          ===========          ===========