Form 10-K, Exhibit 13
period 1996-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 1997-03-21
CIK 33416

INCORPORATED BY REFERENCE, PAGE 10 OF THE COMPANY'S 1996 ANNUAL
                      REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA

                                                                       Years Ended December 31

                                                   1996             1995             1994             1993             1992

             Policy Revenue                   $  31,116,162    $  28,073,997    $  24,893,483    $  22,156,822    $  19,415,368
             Investment & Other Income           46,617,179       41,519,626       36,100,738       31,363,811       28,538,090
             Realized Gains on Investments        4,986,897        7,483,798        4,411,334       10,433,318        9,647,470

             Total Revenue                    $  82,720,238    $  77,077,421    $  65,405,555    $  63,953,951    $  57,600,928

             Benefits & Expenses                 56,077,551       50,673,549       38,926,049       36,077,676       32,259,393

             Operating Income Before Taxes       26,642,687       26,403,872       26,479,506       27,876,275       25,341,535

             Federal Income Tax
                  Current                         5,378,656        7,607,573        8,179,901        8,275,631        7,791,598
                  Deferred                        3,597,781          914,707        1,469,927        1,496,402        1,655,339
             Total Federal Income Tax             8,976,437        8,522,280        9,649,828        9,772,033        9,446,937

             Cumulative effect on years prior to
             1993 on changing the method of
             accounting for income taxes                  0                0                0         (567,610)               0

             Net Income                       $  17,666,250    $  17,881,592    $  16,829,678    $  17,536,632    $  15,894,598

             Earnings per share               $        1.87    $        1.89    $        1.78    $        1.86    $        1.68
             Cash dividends declared per share$        0.50    $       0.453    $        0.40    $       0.367    $       0.333
             Total Assets                     $ 740,650,660    $ 673,794,161    $ 528,632,132    $ 455,135,563    $ 376,485,292
             Stockholders Equity              $ 132,630,489    $ 128,905,402    $  90,855,581    $  89,744,886    $  75,427,308
             Book Value per share             $       14.03    $       13.64    $        9.61    $        9.50    $        7.98
             Average Number of
                  Shares Outstanding              9,450,000        9,450,000        9,450,000        9,450,000        9,450,000

All per share data has been adjusted to reflect the three-for-one common stock split effective May 2, 1996.

INCORPORATED BY REFERENCE, PAGE 11 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                FINANCIAL CONDITION & RESULTS OF OPERATION


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 21 - 28, since they contain important information that is helpful in evaluating the Company's operating results and financial condition. (Note: A glossary of certain terms used in this discussion can be found on page 19. The terms are italicized the first time they appear in the text.)


OVERVIEW

Erie Family Life Insurance Company (the Company) is incorporated in the Commonwealth of Pennsylvania. The Company is engaged primarily in the business of underwriting and selling non-participating individual and group life insurance policies, including universal life and annuities. The Company markets its products through independent agents and operates in eight states in the Eastern U.S. and the District of Columbia and is subject to supervision and regulations of the states in which it does business. A large portion of the Company's business is written in Pennsylvania.

Net income decreased to $17,666,250, or $1.87 per share, in 1996 from $17,881,592, or $1.89 per share in 1995, a decrease of 1.2 percent. The decrease in non-recurring realized gains on investment from $7,483,798 in 1995 to $4,986,897 in 1996 was one of the primary reasons for the decrease in net income. Operating results remained strong as policy revenues grew by 10.8 percent in 1996 and life insurance in force grew by more than $1.2 billion during 1996. Total life insurance in force at December 31, 1996 grew to almost $10.8 billion. Investment income, net of expenses, grew by 12.2 percent to $45,948,969 in 1996 from $40,962,812 in 1995. Total assets of the Company increased by 9.9 percent to $740,650,660.


REVENUES

Policy Revenues

Life premiums increased 12.7 percent to $29,038,797 in 1996 from $25,764,413 in 1995 and $22,931,783 in 1994. New life insurance coverage placed in force during 1996 was $2,129,639,000, compared to $1,877,983,000 in 1995 and $1,884,722,000 in 1994.  This  represents an increase of 13.4 percent in 1996 and a decrease of
0.4 percent in 1995 compared to 1994. First-year life insurance premiums were $6,505,484 in 1996, $5,624,117 in 1995 and $5,563,765 in 1994, an increase of
15.7 percent in 1996 and 1.1 percent in 1995. Renewal premium increased 11.9 percent in 1996 to $22,533,313. Group policy revenues decreased 10.1 percent to $2,077,365 in 1996 from $2,309,584 in 1995. The 1995 group policy revenue amount included $449,000 in annuity loads on structured settlement deposits. This annuity load was charged to pay the 2% annuity premium tax on non-qualified annuities. Effective January 1, 1996, the Pennsylvania tax on non-qualified annuities was repealed. In response to this tax change, the 2% load on structured settlement premium has been discontinued by the Company.

INCORPORATED BY REFERENCE, PAGES 11 AND 12 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



First-year and single universal life and annuity deposits were $50,651,063 in 1996, $57,606,715 in 1995 and $53,965,315 in 1994, representing a decrease of
12.1 percent in 1996 and an increase of 6.7 percent in 1995 over 1994. Total annuity and universal life deposits were $67,716,398, $74,541,897, and $69,530,697 in 1996, 1995, and 1994, respectively. Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan for retired vested Employees receiving benefits were $4,894,042, $6,024,125, and $8,880,714 for the years ended December 31, 1996, 1995, and
1994, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totaled $13,504,953, $22,018,313, and $11,431,965 in 1996, 1995 and 1994,
respectively. Generally, lower interest rates and a flattened yield curve in 1996 and 1995 made fixed annuities and structured settlement annuities less attractive compared to other savings alternatives.

The Company's lapse ratio, as reported to the Pennsylvania Insurance Department, increased to 8.2 percent in 1996. The lapse ratio was 7.9 percent in 1995 and
8.4 percent in 1994. The lapse ratio is an important measure of the success of the Company's sales and service efforts. Consequently, it is monitored closely as a barometer of future life insurance product profitability and premium growth.

Investment Income, Net of Expenses

Net investment income in 1996 was $45,948,969 compared to $40,962,812 in 1995 and $35,566,249 in 1994, an increase of 12.2 percent in 1996 and 15.2 percent in 1995. The ratio of net investment income to mean invested assets declined during 1996 to 7.4 percent, compared to 7.8 percent in 1995 and 8.3 percent in 1994. This decline in portfolio yield was the result of generally lower interest rates and a flattened yield curve in 1996 and 1995. The decrease in overall portfolio yield was offset by a 9.3 percent increase in invested assets of the Company in 1996 versus 1995, due to the cash flows generated by the Company's operations and annuity and universal life deposits.

Realized Gain on Investments

During 1996, 1995 and 1994, the Company generated realized gains of $4,986,897, $7,483,798 and 4,411,334, respectively, which resulted from the sale of equity and fixed income securities.


BENEFITS AND EXPENSES

Death Benefits

Net death benefits on life insurance policies increased 30.2 percent in 1996 to $9,688,242, compared to $7,438,758 in 1995 and $4,068,876 in 1994. Although the
increase in death benefits in 1996 was greater than the growth in in-force policies in 1996, from 1991 through 1996 net death benefits increased by about 120 percent, consistent with the 106 percent growth in the Company's life insurance in force, over the same period. Mortality experience should be analyzed over the long term, rather than short periods where unusual fluctuations may influence the results. This is particularly true for a company the size of Erie Family Life, which is growing rapidly. The Company believes that its underwriting philosophy and practices are sound.

INCORPORATED BY REFERENCE, PAGE 12 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



Interest on Annuity and Universal Life Deposits

Total interest credited on deposits rose 11.6 percent to $28,299,828 from $25,347,183 in 1995. This increase in interest expense was due to new annuity and universal life deposits of $67,716,398 made by Policyholders during 1996. At December 31, 1996 annuity deposits accruing interest were $451 million, an increase of 11.2 percent from December 31, 1995, and universal life deposits accruing interest were $57 million, an increase of 23.7 percent from December 31, 1995. During 1996, the interest rate credited on universal life deposits remained in the 6.25 percent to 7.00 percent range. The rates credited on annuity deposits remained in the 5.00 percent to 6.75 percent range.

On January 1, 1996, a "10 Percent Preferred Withdrawal" endorsement was added to all Erie Family Life annuity policies. This policy endorsement allows annuity Policyholders to withdraw up to 10 percent of their annuity account value without incurring a surrender charge, once each policy year, subject to certain restrictions.

Increase in Future Life Policy Benefits

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The 1996 increase in future life policy benefits was $4,549,404, compared to $4,619,996 in 1995 and $2,611,084 in 1994.
The decrease in 1996 is due to an increase in estimated reinsurance credits applied against the liability for future policy life benefits in 1995, along with a general increase in the provision due to the increased life insurance in force. Beginning January 1, 1995, the retention limit on an acceptable insurance risk was increased to $300,000 on each individual life written. Prior to January 1, 1995, the risk retention limit was $225,000.

Amortization of Deferred Policy Acquisition Costs

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are deferred. These costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. The amortization of deferred acquisition costs (DAC) rose 33.2 percent to $3,141,350 in 1996 from $2,358,127 in 1995. The growth in amortization expense was affected by changes in premium revenue patterns and by a decrease in policy persistency.

Commissions

In 1996, commission expenses increased 20.2 percent to $1,841,861. Most of this commission increase was due to an increase in life insurance premiums of 10.8 percent along with an increase in the average commission rate. The average commission rate increased due to an increase in persistency for policies in their second policy year as well as changes in the mix of life and annuity business sold. Second-year renewal commission rates are higher than third and subsequent year commission rates and increases in second-year persistency will result in an increase in the average commission rate.

Commission reimbursements from ceded reinsurance contracts have been deducted from the gross commission expense. These reimbursements represent the first- and second- year commissions paid on

INCORPORATED BY REFERENCE, PAGES 12 AND 13 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



policies that were reinsured under a number of different reinsurance agreements. These reimbursements totaled $1,367,873 in 1996, $1,272,530 in 1995 and $1,363,267 in 1994.

Commission costs, which vary with and are related primarily to the production of new business, have been deferred and are capitalized as DAC. Most first-year and some second-year commissions qualify for deferral. These costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue (see Note 2 of the Notes to Financial Statements).

General Expenses

General expenses amounted to $5,839,795 compared to $5,802,088 in 1995 and $5,775,026 in 1994. General expenses include wages and salaries, employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company are deferred as policy acquisition costs, including medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and bonuses paid to branch sales Employees for the production of life and annuity business. Deferred acquisition costs are amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

Certain operating expenses of the Company are paid by Erie Indemnity Company and reimbursed monthly by the Company. Additionally, a portion of the common overhead expenses of the Erie Insurance Group are allocated to Erie Family Life. These expenses comprise the majority of the Company's general expenses. Erie Indemnity Company is a 21.6 percent shareholder of Erie Family Life Insurance Company stock and the management company for the Erie Insurance Exchange.

Taxes, Licenses and Fees

Taxes, licenses and fees decreased $1,184,590 to $1,669,597 in 1996. The decrease was due to decreased assessments made by the state life insurance guaranty associations and repeal of the tax on non-qualified annuities. These assessments totaled $707,000 in 1996, $1,251,000 in 1995 and $1,072,000 in 1994.
The assessments are mandated by statute and are used by the various state life insurance guaranty associations to guarantee the life, annuity and health insurance policies of companies that have become insolvent. About $2,000 of the 1996 assessments, $340,000 of the 1995 assessments and $300,000 of the 1994 assessments can be recovered as credits on the Company's state premium tax returns. These credits generally have remained available but are not guaranteed by the states.

In 1991, the Pennsylvania legislature enacted a new law that imposed a 2 percent premium tax on all non-qualified annuity premiums. This tax increased the Company's premium taxes by $686,000 in 1995 and $522,000 in 1994. On June 30, 1995, Pennsylvania Act 21-1995 was signed into law which repealed the tax on non-qualified annuities effective January 1, 1996.

INCORPORATED BY REFERENCE, PAGES 13 AND 14 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligation and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 1996 was $14,480,503 compared to $8,297,378 in 1995, and $12,805,742 in 1994. The Company's liquidity position remains strong as invested assets grew by 14.8 percent during 1996 to $654 million at December 31, 1996. The majority of invested assets are liquid marketable securities.

Premium from the sale of new policies, combined with the premium on existing policies, accounted for approximately 37.6 percent of total revenue in 1996,
36.4 percent in 1995, and 38.1 percent in 1994. Investment income, net of expenses, generated 55.5 percent of total revenue in 1996, 53.1 percent in 1995 and 54.4 percent in 1994. Also, the Company had realized gains on the sale of investments which generated 6.0 percent of total revenue in 1996, 9.7 percent in 1995 and 6.7 percent in 1994.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, also generate cash. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue. Annuity and universal life deposits were $67,716,398 in 1996, $74,541,897 in 1995, and $69,530,697 in 1994.

The Company's commitments for expenditures as of December 31, 1996 are primarily for policy death benefits, policy surrenders and withdrawals, general operating expense, federal income taxes, dividends to shareholders and the new policy administration system, described below. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations, its liquid assets and marketable securities, and its line of credit with a bank will enable the Company to meet any foreseeable cash requirements. At December 31, 1996, the Company's line of credit with PNC Bank totaled $10 million, none of which was outstanding.

During 1996, the Company made a decision to replace its life and annuity policy administration systems with a new state-of-the art system called the Cyberlife policy administration system from Cybertek Corporation of Dallas, Texas. In addition to the cost of the software, expenditures for computer hardware, technical and user training, project administration, and consulting will be incurred in connection with this project. The financial commitments for this system were made by Erie Indemnity Company, which will charge the Company for the cost of the system over its estimated useful life. The total capital costs of this project are expected to be about $2 million.

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

INCORPORATED BY REFERENCE, PAGE 14 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



Accordingly, the maximum dividend payout which may be made in 1997 without prior Pennsylvania commissioner approval is $10,516,000.


Risk-Based Capital

The Commonwealth of Pennsylvania has adopted the statutory  accounting practices
(SAP) minimum risk- based capital requirements for domestic insurance companies that were developed by the National Association of Insurance Commissioners
(NAIC). The formulas for determining the amount of risk-based capital specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. These formulas determine a ratio of the Company's regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The levels and ratios are as follows:


                                            Ratio of Total Adjusted Capital to
  NAIC                                      Authorized Control Level Risk-Based
  Regulatory Event                          Capital (Less than or Equal to)

Company action level                        2.0 (or 2.5 with negative trends)
Regulatory action level                     1.5
Authorized control level                    1.0
Mandatory control level                     0.7


Erie Family Life had regulatory total adjusted capital of $84 million and $76 million at December 31, 1996, and 1995, respectively, and a ratio of total adjusted capital to authorized control level risk-based capital of 7.1 at both December 31, 1996, and 1995, respectively. These levels exceed, by a substantial margin, the minimum risk-based capital requirements.

During 1994, Pennsylvania adopted the NAIC Model Actuarial Opinion and Memorandum Regulation. As a result, the Company's actuarial opinion for 1996 and 1995 included the results of an asset adequacy analysis, based primarily on cash flow testing. The testing consisted of 20-year projections of existing business under each of ten different interest rate scenarios. The cash flows and projected market value surplus results were positive under all ten scenarios.

Surplus Note

On December 29, 1995, a surplus note in the amount of $15 million was issued by the Company in accordance with Section 322.1 of the Pennsylvania Insurance Company Law of 1921 as amended by the Act of December 18, 1992, P.L. 792 No. 178 (40 P.S. ss.445.1) to the Erie Indemnity Company (Indemnity) in exchange for cash of $15 million. Interest on this note will be charged at an annual rate of
6.45 percent.

INCORPORATED BY REFERENCE, PAGES 14 AND 15 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



Notwithstanding any other provision in this note, no payment of all or any portion of the principal amount of this note shall be demanded by Indemnity prior to December 31, 2005, provided that the Company may pay upon ten (10) days' prior written notice to Indemnity, the interest on, or all or any portion of the principal of, this note at any time without premium of penalty, subject to the prior consent of the Insurance Commissioner of the Commonwealth of Pennsylvania (the "Commissioner") to such repayment in accordance with the provisions of Section 322.1 of the Insurance Company Law of 1921. Commencing on December 31, 2005, the outstanding principal balance of this note (including all accrued interest) shall be repayable on demand by Indemnity or under such terms as Indemnity may elect, subject to the prior consent of the Commissioner to such repayment in accordance with the provisions of law. Payment of principal and/or interest is subordinated to payment of all other liabilities of the Company.


RESERVE LIABILITIES

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. On December 31, 1996, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.


INVESTMENTS

The Company's investment strategies and portfolios are structured to match the features of the life insurance and annuity products sold by the Company. Erie Family Life's annuities and life insurance policies are long-term products; therefore, the Company's investment strategy takes a long-term perspective emphasizing investment quality, diversification, and superior investment returns. The Company's investments are managed prudently on a total return approach that focuses on current income and capital appreciation.

The Company's invested assets also are liquid in order to meet the short-term and long-term commitments to Policyholders. At December 31, 1996 Erie Family Life's investment portfolio of cash and money market investments, investment-grade bonds, common stocks, and preferred stocks, all of which are extremely marketable, totaled $636 million or 85.9 percent of total assets. These resources provide the liquidity the Company requires to meet unforeseen demands on its funds.

The total invested assets of the Company consist of investments in fixed maturities, preferred stock, common stock, real estate, mortgage and policy loans and other invested assets. At December 31, 1996, 78.8 percent of total invested assets were invested in fixed maturities. Preferred stocks represent
16.9 percent or $111 million and common stocks represent 0.9 percent or $6 million of total invested assets at December 31, 1996, while real estate and mortgage loans make up only 1.6 percent of total invested assets. Mortgage loan and real estate investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently, these investments have been kept to a minimum. Invested assets at December 31, 1996 and 1995 consisted of the following:

INCORPORATED BY REFERENCE, PAGE 15 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS




                                             Invested Assets
                                              In Thousands

                                      1996              1995

Fixed Maturities
         Available-for-Sale         $515,530          $ 426,381
Equity Securities
         Preferred Stock             110,566            122,910
         Common Stock                  5,986              3,415
Real Estate                            1,710              1,796
Mortgage Loans                         8,956              7,063
Policy Loans                           4,382              3,694
Other Invested Assets                  6,787              4,166
Total Invested Assets               $653,917           $569,425

Fixed Maturities

The Company's fixed maturities at December 31, 1996 consist of investments in bonds of $513.4 million and investments in redeemable preferred stock of $2.1 million. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is managed conservatively with the goal of achieving reasonable returns while limiting exposure to risk.

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



At December 31, 1996 the carrying value of fixed maturities was $515,529,699, or
78.8 percent of total invested assets. At December 31, 1996, the amortized cost, carrying/market values, gross unrealized gains and gross unrealized losses for fixed maturities were as follows:

                                               Fixed Maturities at 12-31-96

                                  Amortized             Carrying/          Unrealized           Unrealized
                                     Cost            Market Values             Gains                Losses

U.S. Treasuries                $    6,476,927        $    6,943,977        $    467,050          $         0
Foreign governments                 2,986,046             2,970,000                   0               16,046
Political
  subdivisions                      4,676,466             5,003,331             326,865                    0
Special revenue                    24,697,215            25,021,613             827,261              502,863
Public utilities                   92,987,333            93,608,151           2,154,870            1,534,052
U.S. industrial and
  miscellaneous                   370,740,927           374,435,097           8,244,393            4,550,223
Foreign industrial
  and miscellaneous                 7,062,274             7,547,530             485,256                    0
                               ---------------       ---------------       -------------         ------------


Total fixed
  maturities
  available-for-
  sale                         $  509,627,188        $  515,529,699        $ 12,505,695          $  6,603,184
                               ===============       ===============       =============         =============

The bond investments included in the fixed maturity category consist of high-quality, marketable securities, 99.6 percent or $511.6 million of which are rated at investment-grade levels (Baa/BBB or better). Included in this investment-grade category are $319.2 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the NAIC. Below investment-grade bonds totaled $1.9 million at December 31, 1996 and are a very manageable 0.3 percent of total invested assets. Included in the below investment-grade category are $1.9 million of "medium" quality bonds and none of the bonds are considered "low" quality. All of the securities classified as below-investment-grade are current and in good standing. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

If management determines that any declines in market value of these investments are other than temporary, the securities will be written down to the realizable value of the investment and reflected in the statement of operations. If a bond is in default of interest payments and it is determined that liquidation of the security would be in the Company's best interest, the security will be sold to return the proceeds to income-producing assets.

At December 31, 1996, the Company's five largest investments in corporate debt securities totaled $31,000,655, none of which individually exceeded $6.7 million. These investments had a market value of $30.7 million.

INCORPORATED BY REFERENCE, PAGES 16 AND 17 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



During the fourth  quarter of 1995,  the Financial  Accounting  Standards  Board
(FASB) released a special report on FAS 115, Accounting for Certain Investments in Debt and Equity Securities. The special report was prepared as a guide in helping companies understand and comply with the provisions of FAS 115. The special report also included important transition provisions that gave reporting enterprises a limited period to reassess and reclassify their securities holdings into FAS 115's three reporting categories. This "fresh start" provision allowed reporting enterprises to reclassify "held-to-maturity" securities to either of the two other categories without restriction. Any security transferred from held-to-maturity to the available-for-sale or trading classifications were to be marked-to-market at the time of transfer. At December 15, 1995, the Company reclassified $152,135,307 or 100 percent of its held-to-maturity fixed maturity securities to available-for-sale pursuant to the transition provisions of the FASB's Special Report. As a result, the Company recognized $1,455,550 of unrealized gains, net of deferred income taxes, at December 15, 1995, as an adjustment to shareholders' equity related to this reclassification. Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to restructure the Company's investments in response to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1996 and 1995, unrealized gains on fixed maturities available-for-sale amounted to $3,836,632 and $15,966,153, respectively, net of deferred taxes. Prior to the adoption of FAS 115 in 1994, gains and losses on fixed maturities were not recognized in the Company's financial statements until they were sold or became impaired. At December 31, 1996, fixed maturities available-for-sale had a cost of $509,627,188 and a market value of $515,529,699, representing an unrealized gain of $5,902,511.

Equity Securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the statements of financial position at current market value. At December 31, 1996, common and nonredeemable preferred stock held by the Company had a cost of $111,463,042 and a market value of $116,552,145, representing an unrealized gain of $5,089,103. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks are of very high quality and extremely marketable, 96.3 percent or $106.5 million of which are of the "highest" or "high" quality, as defined by the NAIC. The remaining $4.1 million of nonredeemable preferred stocks have a "medium" NAIC rating. There are no nonredeemable preferred stocks in Erie Family Life's portfolio rated in the "low," "lowest," or "in or near default" quality categories established by the NAIC.

INCORPORATED BY REFERENCE, PAGES 17 AND 18 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                           Equity Securities at 12-31-96

                                                       Carrying/            Unrealized             Unrealized
                                Actual Cost          Market Values             Gains                 Losses

Common stock:
  Industrial and
    miscellaneous              $   5,500,006         $  5,985,570         $   490,855           $    5,291
Preferred stock:
  Public utilities                 4,000,000            3,940,000                   0               60,000
  U.S. banks, trusts
    and insurance
    companies                     78,622,165           81,682,550           3,685,885              625,500
  Foreign banks,
    trusts and insurance
    companies                      3,000,000            3,180,000             180,000                    0
  U.S. industrial and
    miscellaneous                 16,440,871           17,804,025           1,363,154                    0
  Foreign industrial
    and miscellaneous              3,900,000            3,960,000              60,000                    0
                               --------------         ------------        ------------          -----------

Total equity
  securities                   $ 111,463,042         $116,552,145         $ 5,779,894           $  690,791
                               ==============        =============        ============          ===========


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

At December 31, 1996, the Company did not own any derivatives.


MANAGEMENT CHANGES

At the Board of Directors meeting on February 12, 1996, the Board elected Stephen A. Milne President and Chief Executive Officer of Erie Family Life Insurance Company, Erie Indemnity Company and Erie Insurance Company. On March 11, 1996, Mr. Milne was elected President and Chief Executive Officer of Flagship City Insurance Company, Erie Insurance Property & Casualty Company, and Erie Insurance Company of New York. Mr. Milne previously served as Executive Vice President of Insurance Operations since 1993. Mr. Milne began his career with the Erie Indemnity Company (Indemnity) in 1973 and has held several positions in the claims and sales functions of Indemnity. In 1984 he became a Vice President and in 1987 was named Senior Vice President of the Indemnity's Marketing Services Division. Mr. Milne also was an ERIE Agent for three years.

INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



The former President and CEO and previous Chief Investment Officer of the Erie Insurance Group of Companies, John M. Petersen, who retired as an employee of Indemnity on December 31, 1995, entered into a consulting arrangement with Indemnity effective January 2, 1996. Under the terms of the arrangement, Indemnity engaged Mr. Petersen as a consultant to furnish the company and its pension trust, the Erie Insurance Exchange, and Erie Family Life Insurance Company, with investment services with respect to their investments in common stocks.


FACTORS WHICH MAY AFFECT FUTURE RESULTS

During 1996 federal banking reform legislation was proposed in Congress but was hampered by issues surrounding the integration of banking and other financial services, specifically banks affiliation with insurers and the sale of insurance products by banks. In 1997 Congress most likely will advance financial service and banking reform measures, including the issue of bank insurance powers. In addition, during 1996 the U. S. Supreme Court ruled in the Barnett Bank case that national banks can use subsidiary offices in small towns to sell insurance anywhere in the country. The Barnett Bank decision held that state insurance laws "that prevent or significantly interfere" with bank insurance activities are preempted by federal banking laws. Regulatory and legislative reforms affecting bank insurance powers and public policy will continue in 1997. The Company could be affected adversely by regulatory and/or legislative reforms which allow banks to sell life insurance products in the Company's markets.

In 1996 life insurance marketing reform legislation was enacted in Pennsylvania with implementation required in 1997. The legislation regulates life insurance policy illustrations, adds standard proof of delivery regulations for life policy illustrations and life policies, and regulates replacements of policies with another policy issued by the same insurer. The new disclosures and documentation required by the legislation will increase the Company's costs to market and deliver its life insurance products.


MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Currently there is no market on which the Registrant's stock is traded. The Company had 1,146 shareholders of common stock on December 31, 1996.

The Company affected a three-for-one (3 for 1) split of its common stock on May 2, 1996.

INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                      Date Dividends Declared    Dividends per Share Declared *

                      March 2, 1995                           .113
                      April 25, 1995                          .113
                      June 22, 1995                           .113
                      September 21, 1995                      .113
                      February 29, 1996                       .125
                      May 1, 1996                             .125
                      June 17, 1996                           .125
                      September 17, 1996                      .125

*Adjusted to reflect three-for-one stock split effective May 2, 1996.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Statements contained herein expressing the beliefs of management such as those contained in the "Benefits and Expenses", "Liquidity and Capital Resources", and the "Factors Which May Affect Future Results" sections hereof, and the other statements which are not historical facts contained in this report, are forward looking statements that involve risks and uncertainties. These risks and uncertainties include but are not limited to: legislative, judicial, and regulatory changes, the impact of competitive products and pricing, product development, geographic spread of risk, catastrophic events, better (or worse) morbidity rates, securities market fluctuations and technological difficulties and advancements.

INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


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

Deferred Policy Acquisition Costs (DAC) - The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting, salaries and medical examinations, all of which vary with and are related primarily to the production of new business. These costs are deferred and amortized over the premium paying period on the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

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

Statutory Accounting Practices (SAP) - SAP provides for recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state statute or regulatory authorities. Such practices generally reflect a liquidating rather than a going concern basis of accounting. The principal difference between SAP and GAAP are as follows:

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

            Index to Graphs included in the Investment Section
               of The Management's Discussion and Analysis

Graph #1    DISTRIBUTION OF INVESTED ASSETS
                         at December 31, 1996

            Fixed Maturities - Available for Sale    78.8%
            Nonredeemable Preferred Stocks           16.9%
            Mortgage Loans                            1.4%
            Other Invested Assets                     1.0%
            Common Stocks                             0.9%
            Policy Loans                              0.7%
            Real Estate                               0.3%


Graph #2    DIVERSIFICATION OF FIXED MATURITIES
              at December 31, 1996 - Carrying/Market Value

            U.S. Industrial & Miscellaneous       72.6%
            Public Utilities                      18.2%
            Special Revenue                        4.8%
            Foreign Industrial & Miscellaneous     1.5%
            U.S. Treasuries                        1.3%
            Political Subdivision                  1.0%
            Foreign Governments                    0.6%


Graph #3           QUALITY*  OF BOND PORTFOLIO
              at December 31, 1996 - Carrying/Market Value

                    A/A         $217.1 Million    42.3%
                  BBB/Baa       $155.6 Million    30.3%
                  AAA/Aaa        $72.4 Million    14.1%
                   AA/Aa         $66.4 Million    12.9%
                   BB/Ba          $1.9 Million     0.4%

            * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4    DIVERSIFICATION OF EQUITY SECURITIES
              at December 31, 1996 - Carrying/Market Value


            (2) U.S. Banks & Insurance                70.1%
            (2) U.S. Industrial & Miscellaneous       15.3%
            (1) Industrial & Miscellaneous             5.1%
            (2) Public Utilities                       3.4%
            (2) Foreign Industrial & Miscellaneous     3.4%
            (2) Foreign Banks & Insurance              2.7%


            (1)  Common Stock
            (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying statements of financial position of Erie Family Life Insurance Company as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.









Erie, Pennsylvania
February 18, 1997

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                             ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF FINANCIAL POSITION
                                              As of December 31, 1996 and 1995


   ASSETS                                                                                  1996                    1995
                                                                                       ------------            ------------

Investments
  Fixed maturities, at fair value
    (amortized cost of $509,627,188
    and $401,771,542)                                                                  $515,529,699            $426,381,008
  Equity securities, at fair value
    (cost of $111,463,042 and
    $125,763,874, respectively)                                                         116,552,145             126,324,721
  Real estate                                                                             1,710,329               1,796,395
  Policy loans                                                                            4,381,657               3,694,530
  Mortgage loans on real estate                                                           8,955,760               7,062,742
  Other invested assets                                                                   6,787,226               4,165,721
                                                                                       ------------            ------------

          Total investments                                                            $653,916,816            $569,425,117

Cash, including short-term cash
  investments of $7,789,063
  and $35,230,606, respectively                                                           6,284,102              34,847,347
Premiums receivable                                                                       2,974,305               2,701,578
Reinsurance recoverable                                                                     212,583                 265,514
Other receivables                                                                           567,216                 254,674
Accrued investment income                                                                 9,792,095               9,044,136
Deferred policy acquisition costs                                                        58,026,428              50,762,292
Reserve credit for reinsurance ceded                                                      4,199,907               3,484,190
Other assets                                                                              4,677,208               3,009,313




          Total assets                                                                 $740,650,660            $673,794,161
                                                                                       ============            ============




INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS







   LIABILITIES AND SHAREHOLDERS' EQUITY                                           1996                     1995
                                                                              ------------             ------------

LIABILITIES
  Policy liabilities and accruals:
    Future life policy benefits                                               $ 54,033,860             $ 48,768,739
    Policy and contract claims                                                   1,703,105                  897,026
    Annuity deposits                                                           450,570,003              405,346,808
    Universal life deposits                                                     56,856,590               45,971,842
    Supplementary contracts not
      including life contingencies                                                 839,258                  872,745
  Other policyholder funds                                                       5,763,271                5,238,897
  Current federal income taxes
    payable                                                                        686,353                  261,471
  Deferred federal income taxes                                                 15,614,492               16,979,255
  Reinsurance premium due                                                          203,198                  360,478
  Accounts payable and accrued
    liabilities                                                                  4,519,782                2,728,133
  Note payable to affiliate                                                     15,000,000               15,000,000
  Due to affiliate                                                               1,049,007                1,392,365
  Dividends payable                                                              1,181,252                1,071,000
                                                                              ------------             ------------

                  Total liabilities                                           $608,020,171             $544,888,759
                                                                              ------------             ------------


SHAREHOLDERS' EQUITY
  Common stock, $.40 par value
    per share; authorized
    15,000,000 shares;
    9,450,000 shares issued
    and outstanding                                                           $  3,780,000             $  3,780,000
  Additional paid-in capital                                                       630,000                  630,000
  Net unrealized appreciation
    on investment securities,
    net of deferred taxes of
    $3,847,065 and $8,809,609,
    respectively                                                                 7,144,549               16,360,704
  Retained earnings                                                            121,075,940              108,134,698
                                                                              ------------             ------------

                  Net shareholders' equity                                    $132,630,489             $128,905,402
                                                                              ------------             ------------

                  Total liabilities and
                    shareholders' equity                                      $740,650,660             $673,794,161
                                                                              ============             ============

The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF OPERATIONS
                                    Years Ended December 31, 1996, 1995 and 1994

                                                              1996                   1995                   1994
                                                          -----------            -----------            -----------

Revenues
  Policy
    Life premiums                                         $29,038,797            $25,764,413            $22,931,783
    Group                                                   2,077,365              2,309,584              1,961,700
                                                          -----------            -----------            -----------

                  Total policy
                    revenues                              $31,116,162            $28,073,997            $24,893,483

  Investment income, net
    of expenses                                            45,948,969             40,962,812             35,566,249
  Realized gains on
    investments                                             4,986,897              7,483,798              4,411,334
  Other income                                                668,210                556,814                534,489
                                                          -----------            -----------            -----------

                  Total revenues                          $82,720,238            $77,077,421            $65,405,555
                                                          -----------            -----------            -----------

Benefits and expenses
  Death benefits                                          $ 9,688,242            $ 7,438,758            $ 4,068,876
  Interest on annuity
    deposits                                               25,108,877             22,718,786             18,163,588
  Interest on universal
    life deposits                                           3,190,951              2,628,397              1,981,767
  Surrender and other
    benefits                                                1,047,474                721,412                607,947
  Increase in future life
    policy benefit                                          4,549,404              4,619,996              2,611,084
  Amortization of deferred
    policy acquisition
    costs                                                   3,141,350              2,358,127              1,979,765
  Commissions                                               1,841,861              1,531,798                930,183
  General expenses                                          5,839,795              5,802,088              5,775,026
  Taxes, licenses,
    and fees                                                1,669,597              2,854,187              2,807,813
                                                          -----------            -----------            -----------

                  Total benefits
                    and expenses                          $56,077,551            $50,673,549            $38,926,049
                                                          -----------            -----------            -----------

                  Income from
                    operations                            $26,642,687            $26,403,872            $26,479,506
                                                          -----------            -----------            -----------

Federal income taxes
  Current                                                 $ 5,378,656            $ 7,607,573            $ 8,179,901
  Deferred                                                  3,597,781                914,707              1,469,927
                                                          -----------            -----------            -----------

                  Total federal
                    income taxes                          $ 8,976,437            $ 8,522,280            $ 9,649,828
                                                          -----------            -----------            -----------

                  Net income                              $17,666,250            $17,881,592            $16,829,678
                                                          ===========            ===========            ===========

                  Net income per
                    share                                 $      1.87            $      1.89            $      1.78
                                                          ===========            ===========            ===========

The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                         STATEMENTS OF SHAREHOLDERS' EQUITY
                                    Years Ended December 31, 1996, 1995 and 1994

                                                                             Net
                                                                          Unrealized
                                                                         Appreciation
                                                                        (Depreciation)                                     Net
                                                  Additional            on Available-                                     Share-
                                 Common            Paid-In                 for-Sale               Retained               holders'
                                  Stock            Capital                Securities              Earnings                Equity

Balance at
 January 1,
 1994                          $3,780,000         $630,000              $ 3,847,458             $ 81,487,428          $ 89,744,886

 Net income                                                                                       16,829,678            16,829,678
 Net change
  during year                                                          ( 21,437,365)                                 (  21,437,365)
 FAS 115
  cumulative
  effect,
  net of
  deferred
  taxes                                                                   9,498,382                                      9,498,382
 Dividends
  declared,
  $.40 per
  share                                                                                        (   3,780,000)        (   3,780,000)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1994                          $3,780,000         $630,000             ($ 8,091,525)            $ 94,537,106          $ 90,855,581

 Net income                                                                                       17,881,592            17,881,592
 Net change
  during year                                                            24,452,229                                     24,452,229
 Dividends
  declared,
  $.453 per
  share                                                                                        (   4,284,000)        (   4,284,000)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1995                          $3,780,000         $630,000              $16,360,704             $108,134,698          $128,905,402

 Net income                                                                                       17,666,250            17,666,250
 Net change
  during year                                                          (  9,216,155)                                 (   9,216,155)
 Dividends
  declared,
  $.50 per
  share                                                                                        (   4,725,008)        (   4,725,008)
                               ----------         --------              -----------             ------------          ------------

Balance at
 December 31,
 1996                          $3,780,000         $630,000              $ 7,144,549             $121,075,940          $132,630,489
                               ==========         ========              ===========             ============          ============

The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1996, 1995 and 1994


                                                                1996                     1995                    1994
                                                            ------------             ------------            -----------

CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                 $ 17,666,250             $ 17,881,592            $16,829,678
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Net amortization of
    bond and mortgage
    premium and discount                                         733,881                  129,922                 55,548
   Amortization of deferred
    policy acquisition
    costs                                                      3,141,350                2,358,127              1,979,765
   Real estate depreciation                                       86,066                  102,233                103,697
   Deferred federal
    income taxes                                               3,597,781                  914,707              1,469,927
   Realized gains on
    investments                                            (   4,986,897)           (   7,483,798)          (  4,411,334)
 Increase in premiums
  receivable                                               (     272,727)           (     400,857)          (    320,456)
 (Increase) decrease in
  other receivables                                        (     312,542)                   6,904                 57,007
 Increase in accrued
  investment income                                        (     747,959)           (     655,835)          (  2,478,420)
 Deferred policy
  acquisition costs                                        (  10,405,486)           (   8,168,624)          (  8,448,722)
 Increase in other assets                                  (   1,667,895)           (   1,017,015)          (    320,519)
 Increase in reinsurance
  receivables and reserve
  credits                                                  (     662,786)           (      51,832)          (  1,064,706)
 Increase in future life
  policy benefits and
  claims                                                       6,071,200                4,818,105              3,373,539
 Increase (decrease) in
  other policyholder funds                                       524,374            (   1,113,579)             4,703,564
 (Decrease) increase in
  reinsurance premium due                                  (     157,280)                 167,343                 62,937
 Increase in federal
  income taxes currently
  payable                                                        424,882                1,112,791                112,759
 Increase (decrease) in
  accounts payable and
  due to affiliate                                             1,448,291            (     302,806)             1,101,478
                                                            ------------             ------------            -----------

    Net cash provided by
      operating activities                                  $ 14,480,503             $  8,297,378            $12,805,742
                                                            ------------             ------------            -----------

The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                 ERIE FAMILY LIFE INSURANCE COMPANY

                               STATEMENTS  OF CASH FLOWS - CONTINUED
                          Years Ended  December 31, 1996,  1995 and  1994

                                                                1996                     1995                    1994
                                                            ------------             ------------            -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Fixed maturity securities:
  Held-to-maturity:
   Maturities                                               $                        $  7,948,330            $11,255,303
   Purchases                                                                                                ( 40,754,128)
  Available-for-sale:
   Maturities                                                 24,052,115                6,764,396              3,107,563
   Sales proceeds                                             17,218,796               45,479,179             36,191,487
   Purchases                                               ( 149,403,614)           ( 119,758,853)          ( 95,059,515)
 Equity securities:
  Sales proceeds                                              37,128,238               37,486,994             18,402,366
  Purchases                                                (  18,394,580)           (  40,995,932)          ( 26,662,706)
 Purchase of mortgage loans                                (   2,752,196)                                   (  2,000,000)
 Principal payments received
  on mortgage loans                                            1,026,426                  572,056              5,991,967
 Loans made to policyholders                               (   1,317,369)           (     999,584)          (    821,201)
 Payments received on
  policy loans                                                   630,242                  486,365                449,806
 Purchase of other invested
  assets                                                   (   3,170,391)           (   2,510,832)          (  1,644,339)
 Sales of other invested
  assets                                                         478,885                  602,254              6,172,966
                                                            ------------             ------------            -----------

    Net cash used in
     investing activities                                  ($ 94,503,448)           ($ 64,925,627)          ($85,370,431)
                                                            ------------             ------------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in annuity
  deposits and
  supplementary contracts                                   $ 45,189,708             $ 64,209,943            $59,661,171
 Increase in universal
  life deposits                                               10,884,748                9,864,440              8,363,194
 Borrowed money                                                                        15,000,000
 Dividends paid to
  shareholders                                             (   4,614,756)           (   4,158,000)          (  3,701,253)
                                                            ------------             ------------            -----------

    Net cash provided by
     financing activities                                   $ 51,459,700             $ 84,916,383            $64,323,112
                                                            ------------             ------------            -----------

Net increase (decrease) in
 cash and short-term cash
 investments                                               ($ 28,563,245)            $ 28,288,134           ($ 8,241,577)

Cash and short-term cash
 investments at beginning
 of year                                                      34,847,347                6,559,213             14,800,790
                                                            ------------             ------------            -----------

Cash and short-term cash
 investments at end of year                                 $  6,284,102             $ 34,847,347            $ 6,559,213
                                                            ============             ============            ===========

The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                          ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS  OF CASH FLOWS - CONTINUED
                      Years Ended  December 31, 1996,  1995 and  1994

                                                                1996                     1995                   1994
                                                            ------------             ------------            -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the
    year for:
    Interest                                                $    971,154             $        632            $    37,580
    Income taxes                                               4,953,774                6,494,782              8,067,142





The accompanying notes are an integral part of these financial statements.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS




                                           ERIE FAMILY LIFE INSURANCE COMPANY

                                              NOTES TO FINANCIAL STATEMENTS
                                            December 31, 1996, 1995 and 1994


Note 1.  Nature of Business

                Erie Family Life Insurance Company (the Company) was incorporated in the Commonwealth of Pennsylvania on May 23, 1967. The Company is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life, and annuity products. The Company markets its products through independent agents in eight states and the District of Columbia and is subject to supervision and regulations of the states in which it does business. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia. The Company also sells a significant amount of annuities to its affiliated companies of the Erie Insurance Group. Approximately 32% of annuity reserves at December 31, 1996 relate to business with Erie Insurance Group affiliates. See also Note 7.


Note 2.  Basis of Presentation and Significant Accounting Policies

                The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP).


                (a)      Use of Estimates

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

                (b)      Investments

                         Investments are shown on the following bases:

                             Fixed maturities available-for-sale which consists of bonds, notes, and redeemable preferred stocks - at fair value.

                             Equity securities which consists of common and nonredeemable preferred stocks - at fair value.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 2.  Basis of Presentation and Significant Accounting Policies
                (Continued)

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

                         During 1995, the Financial  Accounting  Standards Board
                         (FASB) allowed a one-time reclassification of held-to-maturity securities to available-for-sale securities. At December 15, 1995, the Company reclassified $152,135,307 or 100% of its held-to-maturity securities to available-for-sale, pursuant to the transition provisions of the FASB's special report on FAS 115. The Company recognized $1,455,550 of unrealized gains net of deferred income taxes at December 15, 1995 relating to this reclassification.

                         Premiums and discounts on investments in debt securities are amortized over their contractual lives. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                              NOTES TO FINANCIAL STATEMENTS


Note 2.  Basis of Presentation and Significant Accounting Policies
                (Continued)

                (c)      Deferred Policy Acquisition Costs

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

                         Policy acquisition costs are summarized as follows:

                                              1996                   1995                   1994
                                           -----------            -----------            -----------

     Balance at
      beginning
      of year                              $50,762,292            $44,951,795            $38,482,838
     Additions                              10,405,486              8,168,624              8,448,722
     Amortization                         (  3,141,350)          (  2,358,127)          (  1,979,765)
                                           -----------            -----------            -----------

     Balance at end
      of year                              $58,026,428            $50,762,292            $44,951,795
                                           ===========            ===========            ===========

                (d)      Policy Revenues and Deposits

                         Premiums on traditional life insurance contracts are reported as earned revenue when due. For universal life and annuity contracts, deposits are recorded in a policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

                         Annuity deposits in 1996, 1995 and 1994 included $4,894,042, $6,024,125 and $8,880,714, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to affiliate property and casualty companies of the Erie Insurance Group totalled $13,504,953, $22,018,313 and
                         $11,431,965, in 1996, 1995, and 1994, respectively.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 2.  Basis of Presentation and Significant Accounting Policies
                (Continued)

                (e)      Policy Liabilities and Accruals

                         Liabilities for life insurance and income-paying annuity future policy benefits have been computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, lapses, and investment yields. Deferred annuity future policy benefit liabilities have been established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Significant assumptions pertinent to policy liabilities follow:

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
                                                                     Select and Ultimate

1988-1996           All life and                7% graded            Multiples of 1965-                     Pricing
                    annual renew-               to 6%                70                                     assumptions
                    able term                                        Select and Ultimate

1987-1996           Universal life              7 1/4% graded           85% or 90% of 1965-                    Pricing
                                                to 6%                70                                     assumptions
                                                                     Select and Ultimate


                         Annuities are subject to varying interest rates determined at the discretion of the Company subject to certain minimums. During 1996, annuity deposits earned interest at rates ranging from 5.00% to 6.75%. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 2.  Basis of Presentation and Significant Accounting Policies
                (Continued)

                (f)      Mortgage Loans and Other Invested Assets

                         Mortgage loans are comprised primarily of commercial real estate mortgage loans and are carried on the statements of financial position at unpaid balances adjusted for amortization of premium or discount, less allowance for possible losses. Other invested assets (primarily investments in real estate limited partnerships) are recorded under the equity method of accounting. The fair values of mortgage loans and other invested assets approximate the amounts presented in the financial statements. Fair values were determined based on analyses of historic and forecasted cash flows.

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

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 3.  Investments

                Fixed Maturities:

                At December 31, 1996, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities (all of which are available-for-sale) are as follows:

                                           Amortized                Estimated              Unrealized           Unrealized
                                             Cost                  Fair Values               Gains                Losses

U. S. Treasuries                        $  6,476,927             $  6,943,977              $   467,050           $
Foreign govern-
 ments                                     2,986,046                2,970,000                                         16,046
Political
 subdivisions                              4,676,466                5,003,331                  326,865
Special revenue                           24,697,215               25,021,613                  827,261               502,863
Public utilities                          92,987,333               93,608,151                2,154,870             1,534,052
U. S. industrial
 and miscellaneous                       370,740,927              374,435,097                8,244,393             4,550,223
Foreign industrial
 and miscellaneous                         7,062,274                7,547,530                  485,256
                                        ------------             ------------              -----------           -----------

Total fixed
 maturities
 available-for-
 sale                                   $509,627,188             $515,529,699              $12,505,695           $ 6,603,184
                                        ============             ============              ===========           ===========

                At December 31, 1995, the amortized cost, estimated fair values, unrealized gains, and unrealized losses for investments in fixed maturities available-for-sale were as follows:

                                           Amortized                Estimated              Unrealized             Unrealized
                                             Cost                  Fair Values               Gains                   Losses

U. S. Treasuries                         $  6,568,499             $  7,442,496              $   874,234            $       237
Political
 subdivisions                               2,063,013                2,310,929                  247,916
Special revenue                            50,683,120               52,853,098                2,861,312                691,334
Public utilities                          101,653,629              105,456,784                4,289,346                486,191
U. S. industrial
 and miscellaneous                        233,734,928              250,337,701               17,226,921                624,148
Foreign industrial
 and miscellaneous                          7,068,353                7,980,000                  911,647
                                         ------------             ------------              -----------            -----------

Total fixed
 maturities
 available-for-
 sale                                    $401,771,542             $426,381,008              $26,411,376            $ 1,801,910
                                         ============             ============              ===========            ===========

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                              NOTES TO FINANCIAL STATEMENTS


Note 3.  Investments (Continued)

                The    following    is   a   summary    of   fixed    maturities
                available-for-sale at December 31, 1996, by remaining term to contractual maturity:

                                                                                     Amortized                Estimated
                                                                                       Cost                  Fair Values

                         Maturity during the year
                         ending December 31
                           1997                                                    $    249,806             $    252,813
                           1998-2001                                                 60,650,272               59,549,556
                           2002-2006                                                105,473,662              105,235,615
                           Subsequent to 2006                                       341,253,448              348,421,715
                         Redeemable preferred stock                                   2,000,000                2,070,000
                                                                                   ------------             ------------

                                                                                   $509,627,188             $515,529,699
                                                                                   ============             ============


                Bonds having a fair value of $1,903,500 at December 31, 1996 were on deposit with various regulatory authorities as required by law. Bonds having a fair value of $16,175,000 are also pledged as collateral on a $10,000,000 line of credit with a bank. There were no borrowings outstanding on the line as of December 31, 1996.

                Equity Securities:

                At December 31, 1996,  cost,  estimated fair values,  unrealized
                gains,   and  unrealized   losses  for   investments  in  equity
                securities were as follows:

                                                                         Estimated          Unrealized          Unrealized
                                                    Cost                Fair Values           Gains               Losses

Common stock:
 Industrial and
  miscellaneous                               $  5,500,006            $  5,985,570             $  490,855           $  5,291

Preferred stock:
 Public utilities                                4,000,000               3,940,000                                    60,000
 U. S. banks,
  trusts and
  insurance companies                           78,622,165              81,682,550              3,685,885            625,500
 Foreign banks, trusts
  and insurance
  companies                                      3,000,000               3,180,000                180,000
 U. S. industrial
  and miscellaneous                             16,440,871              17,804,025              1,363,154
 Foreign industrial
  and miscellaneous                              3,900,000               3,960,000                 60,000
                                              ------------            ------------             ----------           --------

Total equity
 securities                                   $111,463,042            $116,552,145             $5,779,894           $690,791
                                              ============            ============             ==========           ========

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                              NOTES TO FINANCIAL STATEMENTS


Note 3.  Investments (Continued)

                At December 31, 1995,  cost,  estimated fair values,  unrealized
                gains,   and  unrealized   losses  for   investments  in  equity
                securities were as follows:

                                                                         Estimated          Unrealized          Unrealized
                                                    Cost                Fair Values           Gains               Losses

Common stock:
 Industrial and
  miscellaneous                                $  3,500,006           $  3,414,640             $                  $   85,366

Preferred stock:
 Public utilities                                 5,273,282              5,299,712                 26,430
 U. S. banks, trusts
  and insurance
  companies                                      80,749,715             81,431,625              2,811,760          2,129,850
 Foreign banks, trusts
  and insurance
  companies                                       3,000,000              3,225,000                225,000
 U. S. industrial
  and miscellaneous                              29,340,871             29,013,744              1,575,500          1,902,627
 Foreign industrial
  and miscellaneous                               3,900,000              3,940,000                 40,000
                                               ------------           ------------             ----------         ----------

Total equity
 securities                                    $125,763,874           $126,324,721             $4,678,690         $4,117,843
                                               ============           ============             ==========         ==========

                Net unrealized gains and losses on investments in fixed maturities available-for-sale and equity securities are credited to or charged directly against shareholders' equity. At December 31, 1996, net unrealized gains on these securities of $7,144,549 consisted of $18,285,589 in unrealized gains less $7,293,975 in unrealized losses and deferred taxes of $3,847,065.

                At December 31, 1996, the Company did not have investments in securities of any single issuer which equalled or exceeded 10% of net shareholders' equity, except for federal home loan debentures, which equal approximately 10% of net shareholders' equity.

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 3.  Investments (Continued)

                Realized   gains  and  losses  for  fixed   maturity  or  equity
                securities were as follows for the years ended December 31,:

                                                                            1996               1995                1994
                                                                         ----------         ----------          ----------

                Realized gains:
                  Fixed maturities                                          778,043          3,339,981           2,950,262
                  Preferred stock                                           652,786          3,655,231           1,465,492
                  Common stock                                            4,258,198          2,978,421           1,097,548
                                                                         ----------         ----------          ----------
                                                                          5,689,027          9,973,633           5,513,302
                                                                         ==========         ==========          ==========

                Realized losses:
                  Fixed maturities                                          325,843          1,711,293           1,016,607
                  Preferred stock                                            85,976            508,085              85,341
                  Common stock                                              290,311            270,457                  20
                                                                         ----------         ----------          ----------
                                                                            702,130          2,489,835           1,101,968
                                                                         ==========         ==========          ==========

                Changes in unrealized gains (losses) include the following for the years ended December 31:

                                                                  1996                    1995                   1994
                                                               -----------            -----------            -----------

                Equity securities                              $ 4,528,256            $ 8,580,049           ($13,938,368)
                Debt securities
                 available-for-sale                           ( 18,706,955)            26,799,457           ( 19,042,193)
                Transferred to
                 available-for-sale
                 securities                                                             2,239,307
                Deferred federal
                 income taxes                                    4,962,544           ( 13,166,584)            11,543,196
                                                               -----------            -----------            -----------

                  Net unrealized
                   capital gains
                   (losses) for the
                   year                                       ($ 9,216,155)           $24,452,229           ($21,437,365)
                                                               ===========            ===========            ===========


                Investment income consists of the following:

                                                                   1996                   1995                   1994
                                                               -----------            -----------            -----------

                Dividends                                      $10,168,153            $10,033,662            $ 9,413,996
                Interest                                        36,755,946             31,160,233             26,085,767
                Other                                              423,120                464,892                461,320
                Less expenses                                 (  1,398,250)          (    695,975)          (    394,834)
                                                               -----------            -----------            -----------

                                                               $45,948,969            $40,962,812            $35,566,249
                                                               ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 4.         Liability for Unpaid Policy and Contract Claims

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                                       1996                 1995                 1994
                                                                    ----------           ----------           ----------

                Balance at January 1                                $  897,026           $  797,485           $1,155,359
                Less reinsurance
                 recoverables                                      (   135,597)         (   112,203)         (   271,806)
                Less unpaid matured
                 endowments                                        (    16,370)
                                                                    ----------

                Net balance at January 1                            $  745,059           $  685,282           $  883,553

                Total death claims
                 incurred                                            9,688,242            7,438,758            4,068,876
                Total death claims paid                              8,863,167            7,378,981            4,267,147
                                                                    ----------           ----------           ----------

                Net balance at
                 December 31                                        $1,570,134           $  745,059           $  685,282
                Plus reinsurance
                 recoverables                                          132,971              135,597              112,203
                Plus unpaid matured
                 endowment                                                                   16,370

                Balance at December 31                              $1,703,105           $  897,026           $  797,485
                                                                    ==========           ==========           ==========


Note 5.         Life Premiums and Annual Annuity and Universal Life Deposits

                Premiums on life insurance contracts and deposits on annuity and universal life contracts are summarized as follows:

                                                                  1996                   1995                   1994
                                                               -----------            -----------            -----------

                         Life insurance premiums:
                          First year                           $ 6,505,484            $ 5,624,117            $ 5,563,765
                          Renewal                               22,533,313             20,140,296             17,368,018
                                                               -----------            -----------            -----------

                                                               $29,038,797            $25,764,413            $22,931,783
                                                               ===========            ===========            ===========

                         Annuity and universal
                          life deposits, net
                          of loading:
                          First year
                           and single                          $50,651,063            $57,606,715            $53,965,315
                          Renewal                               17,065,335             16,935,182             15,565,382
                                                               -----------            -----------            -----------

                                                               $67,716,398            $74,541,897            $69,530,697
                                                               ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                              NOTES TO FINANCIAL STATEMENTS


Note 6.         Federal Income Taxes

                Differences between tax expense and the amount computed by applying the federal income tax rate of 35% to income from operations are set forth as follows:

                                                                       1996                 1995                 1994
                                                                    ----------           ----------           -------

                Federal income taxes
                 at statutory rates                                 $9,324,940           $9,241,355           $9,267,827
                Dividends received
                 deduction and
                 tax-exempt interest                               (   772,484)         (   437,130)         (   398,527)
                Other                                                  423,981          (   281,945)             780,528
                                                                    ----------           ----------           ----------

                Income tax expense                                  $8,976,437           $8,522,280           $9,649,828
                                                                    ==========           ==========           ==========

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax assets (liabilities) at December 31, 1996 and 1995, relate to the following:

                                                                                         1996                   1995
                                                                                      -----------            -----------

                Deferred policy acquisition costs                                    ($17,613,507)          ($15,404,226)
                Liability for future life and
                 annuity policy benefits                                                6,739,570              7,527,275
                Unrealized gains                                                     (  3,847,065)          (  8,809,609)
                Other                                                                (    893,490)          (    292,695)
                                                                                      -----------            -----------

                                                                                     ($15,614,492)          ($16,979,255)
                                                                                      ===========            ===========



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

                The Company owns certain real estate which it leases to EIC for rentals of $423,120 per year through December 31, 2000. The real estate is recorded net of accumulated depreciation of $1,110,419 and $1,024,352 at December 31, 1996 and 1995, respectively.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 7.         Related Party Transactions (Continued)

                The Erie Insurance Group affiliated property/casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Also, the Erie Insurance Group Retirement Plan for Employees purchases from the Company, individual annuities for some terminated vested employees or beneficiaries receiving benefits (excluding disabled and deferred vested participants). These are non-participating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the Plan. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $32,812,000 and $28,744,000 at December 31, 1996 and 1995,
                respectively. The reserves held for structured settlement annuities sold to the affiliated property/casualty insurance companies equal $94,096,000 and $81,709,000 at December 31, 1996 and 1995, respectively.

                On December 29, 1995 a Note Payable in the amount of $15,000,000, was issued by the Company in accordance with Pennsylvania Insurance Company Law to the EIC in exchange for a cash sum of $15,000,000. Interest on this Note is charged at an annual rate of 6.45% per annum. No payment of any portion of the principal amount of this Note shall be demanded by EIC prior to December 31, 2005. However, the Company may pay, upon ten days prior written notice to EIC, the interest or any portion of the principal of this Note without premium of penalty, subject to the prior consent of the Insurance Commissioner of the Commonwealth of Pennsylvania. Commencing on December 31, 2005 the outstanding principal balance of this Note (including all accrued interest) shall be repayable on demand by EIC or under such terms as EIC may elect, subject to the prior consent of the Commissioner.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 8.  Reinsurance

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

                A  contingent  liability  exists  with  respect  to  reinsurance receivables and the reserve credit for reinsurance ceded which would become a liability in the event such reinsurance companies are unable to meet their obligations under the existing reinsurance agreements. These agreements do not relieve the Company of its primary obligation to its policyholders.

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                statements of operations have been reduced by the following amounts due to reinsurance cessions:

                                                                     1996                   1995                   1994
                                                                  ----------             ----------             ----------

                  Policy revenues                                 $3,634,876             $3,354,484             $3,185,718


                  Death benefits                                   1,846,353              1,040,858                695,567


                  Future life policy
                   benefits                                          715,717                 98,567              1,120,329


                  Commissions                                      1,367,873              1,272,530              1,363,267


 The Company has an insignificant amount of reinsurance assumed activity.

INCORPORATED BY REFERENCE, PAGE 27 AND 28 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                                              NOTES TO FINANCIAL STATEMENTS


Note 9. Statutory Net Income and Shareholders' Equity, Dividend Restrictions, and Accounting Practices

                  A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1996, 1995 and 1994, follows:

                                                                       1996                   1995                  1994
                                                                   -----------            -----------           -----------

                  Statutory net income                             $12,636,652            $ 9,373,483           $ 9,678,535

                  Reconciling items:
                   Policy liabilities
                    and accruals                                     1,326,891                287,030               898,212
                   Deferred policy
                    acquisition costs,
                    net of amortization                              7,264,136              5,810,497             6,468,957
                   Investment valuation
                    differences                                        836,719              3,436,669             1,494,951
                   Deferred taxes                                 (  3,597,781)          (    914,707)         (  1,469,927)
                   Other, net                                     (    800,367)          (    111,380)         (    241,050)
                                                                   -----------            -----------           -----------

                  GAAP net income                                  $17,666,250            $17,881,592           $16,829,678
                                                                   ===========            ===========           ===========


                  A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 1996 and 1995, follows:

                                                                                           1996                    1995
                                                                                       ------------            ------------

                  Statutory shareholders' equity                                       $ 73,410,532            $ 66,735,780

                  Reconciling items:
                   Asset valuation and interest
                    maintenance reserves                                                 23,909,912              22,167,637
                   Investment valuation differences                                       9,236,050              23,400,679
                   Deferred policy acquisition costs                                     58,026,428              50,762,292
                   Surplus note                                                       (  15,000,000)          (  15,000,000)
                   Policy liabilities and accruals                                        2,073,738                 377,644
                   Deferred taxes                                                     (  15,614,492)          (  16,979,255)
                   Deferred and uncollected
                    prem                                                              (   3,952,730)          (   3,421,669)
                   Other, net                                                               541,051                 862,294
                                                                                       ------------            ------------

                  GAAP shareholders' equity                                            $132,630,489            $128,905,402
                                                                                       ============            ============

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS



                          NOTES TO FINANCIAL STATEMENTS


Note 9. Statutory Net Income and Shareholders' Equity, Dividend Restrictions, and Accounting Practices (Continued)

                  As a Pennsylvania domiciled insurance company, the Company may pay dividends within the preceding twelve months of not more than the greater of (i) 10% of its statutory surplus as shown on its last annual statement or (ii) the statutory net gain from operations after dividends to policyholders and federal income taxes and before realized gains or losses for the period covered by such statement. Accordingly, the maximum dividend payout which may be made in 1997 without prior Pennsylvania Commissioner approval is $10,516,000.

                  The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules.


Note 10.          Stock Split

                  On May 1, 1996 a three-for-one common stock split in which two additional shares were issued for each share held was approved by the Company's shareholders effective for shareholders of record May 2, 1996. The par value of each share of the common stock was changed to $.40 per share. The number of authorized shares was increased to 15,000,000 shares and the number of shares issued and outstanding was increased to 9,450,000. All per share data in the accompanying financial statements has been restated to reflect this change.

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1996 ANNUAL
                        REPORT TO SHAREHOLDERS


                                               NOTES TO FINANCIAL STATEMENTS


Note 11.          Unaudited Quarterly Summary of Operations

                  The following summaries of operations for the four quarters of 1996 and 1995 are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                                                  First                 Second               Third                Fourth
                                                 Quarter               Quarter              Quarter              Quarter

1996

Policy revenues                                $ 7,167,502         $ 7,985,385           $ 7,680,471          $ 8,282,804
Investment income                               11,273,287          11,401,321            11,622,874           11,651,487
Realized gain
 on investments                                     10,322             762,305               898,400            3,315,870

Other income                                       136,492             214,533               126,258              190,927
                                               -----------         -----------           -----------          -----------

  Total revenues                               $18,587,603         $20,363,544           $20,328,003          $23,441,088
                                               ===========         ===========           ===========          ===========

Income from
 operations                                    $ 4,224,697         $ 6,991,906           $ 6,220,400          $ 9,205,684

Federal income taxes                             1,545,891           2,580,512             1,678,397            3,171,637
                                               -----------         -----------           -----------          -----------

  Net income                                   $ 2,678,806         $ 4,411,394           $ 4,542,003          $ 6,034,047
                                               ===========         ===========           ===========          ===========

  Earnings
   per share                                   $      0.28         $      0.47           $      0.48          $      0.64
                                               ===========         ===========           ===========          ===========


1995

Policy revenues                                $ 6,470,366         $ 7,266,659           $ 7,195,175          $ 7,141,797
Investment income                                9,903,802          10,141,044            10,465,117           10,452,849
Realized gain
 on investments                                    538,950             776,767             4,690,581            1,477,500

Other income                                       119,612             136,453               146,774              153,975
                                               -----------         -----------           -----------          -----------

  Total revenues                               $17,032,730         $18,320,923           $22,497,647          $19,226,121
                                               ===========         ===========           ===========          ===========

Income from
 operations                                    $ 4,588,580         $ 4,799,789           $10,011,847          $ 7,003,656

Federal income taxes                             1,502,821           1,641,840             3,075,792            2,301,827
                                               -----------         -----------           -----------          -----------

  Net income                                   $ 3,085,759         $ 3,157,949           $ 6,936,055          $ 4,701,829
                                               ===========         ===========           ===========          ===========

  Earnings
   per share                                   $      0.33         $      0.33           $      0.73          $      0.50
                                               ===========         ===========           ===========          ===========
