Form 10-K, Exhibit 13
period 1997-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 1998-03-25
CIK 33416

INCORPORATED BY REFERENCE, PAGE 14 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA

                                                                               Years Ended December 31
                                      1997                   1996                 1995               1994                  1993

Policy Revenue                 $    35,193,472       $    31,116,162      $   28,073,997       $   24,893,483       $    22,156,822
Investment & Other Income           50,642,561            46,617,179          41,519,626           36,100,738            31,363,811
Realized Gains on Investments        5,201,365             4,986,897           7,483,798            4,411,334            10,433,318

Total Revenue                  $    91,037,398       $    82,720,238      $   77,077,421       $   65,405,555       $    63,953,951

Benefits & Expenses                 60,834,143            56,077,551          50,673,549           38,926,049            36,077,676

Income from Operations              30,203,255            26,642,687          26,403,872           26,479,506            27,876,275

Federal Income Tax (Benefit):
     Current                         9,004,943             5,378,656           7,607,573            8,179,901             8,275,631
     Deferred                        1,637,944             3,597,781             914,707            1,469,927             1,496,402
Total Federal Income Tax            10,642,887             8,976,437           8,522,280            9,649,828             9,772,033

Cumulative effect on years prior to
1993 of changing the method of
accounting for income taxes                  0                     0                   0                    0              (567,610)

Net Income                     $    19,560,368       $    17,666,250      $   17,881,592       $   16,829,678       $    17,536,632

Net Income per share           $          2.07       $          1.87      $         1.89       $         1.78       $          1.86
Cash dividends declared
  per share                    $          0.54       $          0.50      $        0.453       $         0.40       $         0.367
Total Assets                   $   832,533,863       $   740,650,660      $  673,794,161       $  528,632,132       $   455,135,563
Shareholders Equity            $   160,379,201       $   132,630,489      $  128,905,402       $   90,855,581       $    89,744,886
Book Value per share           $         16.97       $         14.03      $        13.64       $         9.61       $          9.50
Average Number of
  Shares Outstanding                 9,450,000             9,450,000           9,450,000            9,450,000             9,450,000

All per share data has been adjusted to give retroactive effect for the three-for-one common stock split effective May 2, 1996.

INCORPORATED BY REFERENCE, PAGE 15 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                   FINANCIAL CONDITION & RESULTS OF OPERATION


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 25-32, as they contain important information that is helpful in evaluating the Company's operating results and financial condition. (Note: A glossary of certain terms used in this discussion can be found on page 23 herein. The terms are italicized the first time they appear in the text.)


OVERVIEW

Erie Family Life Insurance Company (the Company) is incorporated in the Commonwealth of Pennsylvania. The Company is engaged primarily in the business of underwriting and selling non-participating individual and group life insurance policies, including universal life and annuities. The Company markets its products through independent agents and operates in eight states in the eastern United States and the District of Columbia and is subject to supervision and regulations of the states in which it writes business. A large portion of the Company's business is written in Pennsylvania.

Net income increased to $19,560,368, or $2.07 per share, in 1997 from $17,666,250, or $1.87 per share in 1996, an increase of 10.7 percent. Operating results remained strong as policy revenue increased by 13.1 percent in 1997 and life insurance in force increased by more than $1.1 billion during 1997. Total life insurance in force at December 31, 1997 increased to more than $11.9 billion.


RESULTS OF OPERATIONS

REVENUES

Policy Revenue

Life premiums increased 13.0 percent to $32,826,827 in 1997 from $29,038,797 in 1996 and $25,764,413 in 1995. The growth in total life premiums is a function of growth in new life insurance premiums and the renewal of policies written in prior years. New life insurance coverage placed in force during 1997 was $2,224,323,000 compared to $2,129,639,000 in 1996 and $1,877,983,000 in 1995.
This represents an increase of 4.4 percent in 1997 and an increase of 13.4 percent in 1996 compared to 1995. First-year life insurance premiums were $6,860,504 in 1997, $6,505,484 in 1996 and $5,624,117 in 1995, an increase of
5.5 percent in 1997 and 15.7 percent in 1996. Renewal premiums increased 15.2 percent in 1997 to $25,966,323. Group policy revenue increased $289,280 or 13.9 percent, to $2,366,645 in 1997. In 1996, group policy revenue decreased $232,219 to $2,077,365 from $2,309,584 in 1995. The 1995 group policy revenue amount included $449,000 in premium tax loads added to the premium charged on structured settlements. This charge was no longer assessed by the Company beginning in 1996 as the Pennsylvania premium tax on non-qualified annuities was repealed in 1996.

INCORPORATED BY REFERENCE, PAGES 15 AND 16 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


First-year and single universal life and annuity deposits were $50,675,240 in 1997, $50,651,063 in 1996 and $57,606,715 in 1995. Total annuity and universal life deposits were  $69,040,378,  $67,716,398  and $74,541,897 in 1997, 1996 and
1995, respectively. Generally, lower market interest rates and a flattening interest yield curve in 1997 and 1996 made fixed annuities less attractive compared to other savings alternatives. Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan for retired vested Employees receiving benefits were $1,992,060, $4,894,042 and $6,024,125 for the years ended December 31, 1997, 1996 and 1995, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totaled $17,780,582, $13,504,953 and $22,018,313 in 1997, 1996 and 1995, respectively.

Investment Income, Net of Expenses

Net investment income in 1997 was $49,914,292 compared to $45,948,969 in 1996 and $40,962,812 in 1995, an increase of 8.6 percent in 1997 and 12.2 percent in 1996. The ratio of net investment income to mean invested assets increased slightly during 1997 to 7.5 percent, compared to 7.4 percent in 1996 and 7.8 percent in 1995. The majority of the increase in income generated by the investment portfolio was due to increased levels of investment from cash flows generated by the Company's operations and annuity and universal life deposits.

Realized Gain on Investments

During 1997, 1996 and 1995, the Company generated realized gains of $5,201,365, $4,986,897 and $7,483,798, respectively, from the sale of equity securities and fixed maturity investments. Net gains from the sale of equity securities were $4,289,507 in 1997, $4,534,697 in 1996 and $5,855,110 in 1995. Net gains from the sale or maturity of fixed maturities totaled $911,858, $452,200 and $1,628,688 in 1997, 1996 and 1995, respectively.


BENEFITS AND EXPENSES

Death Benefits

Net death benefits on life insurance policies increased 14.7 percent in 1997 to $11,117,175, compared to $9,688,242 in 1996 and $7,438,758 in 1995. The increase in death benefits is greater than the 11.5 percent increase in the Company's life insurance in force in 1997. However, mortality experience needs to be analyzed over the long-term, rather than short periods where unusual fluctuations may influence the results. From 1992 through 1997, net death benefits increased by about 133 percent, consistent with the 130 percent growth in the Company's life insurance in force, over the same period. Management believes that its underwriting philosophy and practices are sound.

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


Interest on Annuity and Universal Life Deposits

Total interest credited on deposits increased 11.6 percent to $31,585,629 in 1997 from $28,299,828 in 1996. This increase in interest expense was primarily due to new annuity and universal life deposits of $69,040,378 received from Policyholders during 1997. At December 31, 1997, annuity deposits accruing interest were $489 million, an increase of 8.6 percent from December 31, 1996, and universal life deposits accruing interest were $69 million, an increase of
21.2 percent from December 31, 1996. The interest rate credited on universal life deposits ranges from 6.25 percent to 7.00 percent. The rate credited on annuity deposits ranges from 5.00 percent to 6.25 percent.

Surrender and Other Benefits

Surrender and other benefits include life surrender benefits, matured endowments, disability benefits, interest on death benefits and changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. PEGLI is a voluntary reinsurance pool which insures Commonwealth of Pennsylvania employees upon their retirement. The plan is administered by the CIGNA group, which provides information to determine each company's share of pool assets and liabilities on a yearly basis. During 1997, the change in the Company's share of the PEGLI pool caused a decrease in benefits of $904,897 compared to a decrease of $66,559 in 1996. The change in the Company's share of the PEGLI pool cannot be predicted prior to receiving the year end report. Also during 1997, life surrender benefits increased $90,188 or 12.3 percent, to $824,086. These fluctuations resulted in a decrease in surrender and other benefits of $744,156, or 71.0 percent, to $303,318 in 1997.

Increase in Future Life Policy Benefits

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The 1997 increase in future life policy benefits was $4,538,298, compared to $4,549,404 in 1996 and $4,619,996 in 1995.
In 1997, the future policy benefit additions due to increased life insurance in force were offset by increased credits for reinsurance and increases in the policy lapse rate. This resulted in a future life policy benefit that decreased slightly from the amount reported in 1996.

Amortization of Deferred Policy Acquisition Costs

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are deferred. These costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. The amortization of deferred policy acquisition costs (DAC) increased 17.6 percent to $3,694,966 in 1997 from $3,141,350 in 1996. The growth in amortization expense was affected by changes in premium revenue patterns and by an increase in the policy lapse rate.

Commissions

Direct commission costs include new and renewal commissions, production bonuses and company contest awards. These direct commission expenses are reduced by commissions received from reinsurers and the expense is affected by the amount of commission expenses capitalized as part of the DAC. Commission costs, which vary with and are related primarily to the production of new business, have been deferred and are capitalized as DAC. Most first-year and bonus commissions and some second-year commissions qualify for deferral i.e., additions to the DAC. These costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

INCORPORATED BY REFERENCE, PAGE 17 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


Total ordinary commissions, which include first year and renewal commissions and production bonuses, net of applicable deferrals increased $373,466, or 12.6 percent, in 1997. This increase is in line with the 13.1 percent increase in policy revenues in 1997 when compared to 1996.

Company contests include trips awarded to Agents for reaching certain levels of production. In 1996, the Company participated in the Erie Insurance Group travel incentive program "California Dreamin'." The estimated contest costs to the Company net of deferrals were charged to commission expense in 1996.

Commission reimbursements from ceded reinsurance contracts have been deducted from the commission expense paid to agents. These reimbursements totaled $1,462,295 in 1997, $1,367,873 in 1996 and $1,272,530 in 1995.

General Expenses

General expenses amounted to $6,358,610 in 1997 compared to $5,839,795 in 1996 and $5,802,088 in 1995. General expenses include wages and salaries, employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company are deferred as policy acquisition costs, including medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and bonuses paid to branch sales Employees for the production of life and annuity business. Operating expenses of the
Company are paid by Erie Indemnity Company and reimbursed monthly by the Company. The portion of Erie Insurance Group common overhead expenses attributable to the Company are also reimbursed monthly. These expenses comprise the majority of the Company's general expenses.

Taxes, Licenses and Fees

Taxes, licenses and fees decreased $199,013 to $1,470,584 in 1997. The decrease was due to decreased assessments made by the state life insurance guaranty associations. Statutory assessments totaled $234,000 in 1997, $707,000 in 1996 and $1,251,000 in 1995. The assessments are used by the various state life insurance guaranty associations to guarantee the life, annuity and health insurance policies of companies that have become insolvent. About $200,000 of the 1997 assessments, $2,000 of the 1996 assessments and $340,000 of the 1995 assessments can be recovered as credits on the Company's state premium tax returns. These credits generally have remained available but are not guaranteed by the states.

In 1991, the Pennsylvania legislature enacted a law that imposed a 2 percent premium tax on all non-qualified annuity premiums. This tax increased the Company's premium taxes by $686,000 in 1995. On June 30, 1995, Pennsylvania Act 21-1995 was signed into law which repealed the tax on non-qualified annuities effective January 1, 1996.


LIQUIDITY AND CAPITAL RESOURCES

GENERAL CONSIDERATIONS & ANALYSIS

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio,

INCORPORATED BY REFERENCE, PAGES 17 AND 18 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


thereby increasing future investment returns. Net cash provided by operating activities in 1997 was $14,963,909, compared to $14,480,503 in 1996, and
$8,297,378 in 1995. The Company's liquidity position remains strong as invested assets increased by 7.5 percent during 1997 to $703 million at December 31, 1997. The majority of invested assets are liquid marketable securities.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, provide cash. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue. Annuity and universal life deposits received were $69,040,378 in 1997, $67,716,398 in 1996 and $74,541,897 in 1995.

The Company's commitments for expenditures as of December 31, 1997 are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes, dividends to shareholders and the new policy administration system, described below. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities, will enable the Company to meet foreseeable cash requirements. As an added measure of liquidity, the Company has in place a $10 million line of credit with a bank. There were no borrowings under this line in 1997, 1996 or 1995.

The Company is in the process of replacing its life and annuity policy administration systems with a new state-of-the art system. Expenditures for computer hardware, software, technical and user training, project administration and consulting will be incurred in connection with this project. The total future cost of this project as of December 31, 1997 will be in excess of $2 million.

During 1994 Pennsylvania adopted the NAIC Model Actuarial Opinion and Memorandum Regulation. As a result, the Company's actuarial opinion for each year includes the results of an asset adequacy analysis, based primarily on cash flow testing. The testing consisted of 20-year projections of existing business under each of nine different interest rate scenarios. The projected annual gains and market value surplus results were positive under all nine scenarios.

REGULATORY CONSIDERATIONS

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

INCORPORATED BY REFERENCE, PAGES 18 AND 19 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


The Company had regulatory total adjusted capital of $91 million and a ratio of total adjusted capital to authorized control level risk-based capital of 6:1 at December 31, 1997, levels which exceed, by a substantial margin, the minimum risk-based capital requirements.

Surplus Note

On December 29, 1995, a surplus note in the amount of $15 million was issued by the Company in accordance with Section 322.1 of the Pennsylvania Insurance Company Law of 1921 as amended by the Act of December 18, 1992, P.L. 792 No. 178 (40 P.S. ss.445.1) to the Erie Indemnity Company for $15 million. Interest on this note is charged at an annual rate of 6.45 percent.

Notwithstanding  any other  provision  in this  note,  no  payment of all or any portion of the principal amount of this note may be demanded by the Erie Indemnity Company prior to December 31, 2005, provided that the Company may pay upon ten (10) days' prior written notice to the Erie Indemnity Company, the interest on, all or any portion of the principal of, this note at any time without premium or penalty, subject to the prior consent of the Insurance Commissioner of the Commonwealth of Pennsylvania (the "Commissioner"). Commencing on December 31, 2005, the outstanding principal balance of this note (including all accrued interest) shall be repayable on demand by the Erie Indemnity Company or under such terms as the Erie Indemnity Company may elect, subject to the prior consent of the Commissioner to such repayment in accordance with the provisions of law. Payment of principal and/or interest is subordinated to payment of all other liabilities of the Company.

Dividend Restrictions

The amount of dividends Erie Family Life, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distributions of any class of the insurer's own securities. Accordingly, the maximum dividend payout which may be made in 1998 without prior Pennsylvania commissioner approval is $12,924,000. Dividends to shareholders totaled $5,103,008 in 1997.


FINANCIAL CONDITION

RESERVE LIABILITIES

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. On December 31, 1997, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


INVESTMENTS

The Company's investment strategies are designed and portfolios are structured to match the features of the life insurance and annuity products sold by the Company. Annuities and life insurance policies are long-term products; therefore, the Company's investment strategy takes a long-term perspective emphasizing investment quality, diversification and superior investment returns. The Company's investments are managed prudently on a total return approach that focuses on capital appreciation and current income.

At December 31, 1997, the Company's investment portfolio consisting of marketable short-term investments, investment-grade bonds, common stocks and preferred stocks totaled $718 million or 86.3 percent of total assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. At December 31, 1997, 79.4 percent of total invested assets were invested in fixed maturities. Preferred stocks represent
13.2 percent or $93 million and common stocks represent 4.0 percent or $28 million of total invested assets at December 31, 1997, while real estate and mortgage loans make up only 1.7 percent of total invested assets. Mortgage loan and real estate investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently, these investments have been kept to a minimum. Invested assets consisted of the following:

                                                        Invested Assets
                                                        (In Thousands)
                                                            December 31,
                                                        1997          1996

Fixed Maturities
         Available-for-Sale                          $558,177       $515,530
Equity Securities
         Preferred Stock                               92,502        110,566
         Common Stock                                  28,340          5,986
Real Estate                                             1,624          1,710
Mortgage Loans                                         10,050          8,956
Policy Loans                                            5,100          4,382
Other Invested Assets                                   7,240          6,787
                                                   -----------     ----------
  Total invested assets                              $703,033       $653,917

Fixed Maturities

The Company's fixed maturities consist principally of investments in bonds. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is managed conservatively with the goal of achieving reasonable returns while limiting exposure to risk.

INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


Diversification of Fixed Maturities
at December 31, 1997

                                      Amortized                Unrealized        Unrealized          Carrying
                                        Cost                     Gains             Losses              Value
(In Thousands)
U.S. Treasuries                       $   4,268               $     543         $       0           $   4,811
U.S. Government
  agency                                 27,519                     728               302              27,945
States and political
  subdivisions                            2,058                     155                 0               2,213
Special revenue                          14,210                   1,106                 0              15,316
Public utilities                         80,491                   3,097               842              82,746
U. S. banks, trusts and
  insurance companies                    99,820                   6,051               287             105,584
U. S. industrial and
  miscellaneous                         285,565                  12,661               636             297,590
Foreign governments-
  agency                                  2,988                       0               641               2,347
Foreign banks, trusts
  and insurance
  companies                               5,000                      99                 0               5,099
Foreign industrial
  and miscellaneous                      13,874                     652                 0              14,526
                                      ---------               ---------         ---------           ---------

Total Fixed Maturities                $ 535,793               $  25,092         $   2,708           $ 558,177
                                      =========               =========         =========           =========


Fixed maturity investments consist of high-quality, marketable bonds, 99.2 percent or $554 million of which are rated at investment-grade levels (Baa/BBB or better). Included in this investment-grade category are $351 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the NAIC. Below investment-grade category consist of $4.4 million of "medium" quality bonds. None of the bonds are considered "low" quality. All of the securities classified as below-investment-grade are current and in good standing. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1997 and 1996, unrealized gains on fixed maturities available-for-sale amounted to $14,550,150 and $3,836,632, respectively, net of deferred taxes.

INCORPORATED BY REFERENCE, PAGES 20 AND 21 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


Equity Securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the statements of financial position at market value. At December 31, 1997, common and nonredeemable preferred stock held by the Company had net unrealized gains of $9,054,999. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks are of very high quality and extremely marketable, 95.2 percent or $88.1 million of which are of the "highest" or "high" quality, as defined by the NAIC. The remaining $4.4 million of nonredeemable preferred stocks have a "medium" NAIC rating. There are no nonredeemable preferred stocks in Erie Family Life's portfolio rated in the "low," "lowest," or "in or near default" quality categories established by the NAIC.

Diversification of Equity Securities
at December 31, 1997

                                                              Unrealized         Unrealized           Carrying
                                    Actual Cost                 Gains              Losses               Value
(In Thousands)
Common stock:
  U. S. Banks, trusts
    and insurance
    companies                         $     731                $    209         $      0             $     940
  U. S. Industrial and
    miscellaneous                        27,648                   3,116            3,364                27,400
Preferred stock:
  Public utilities                        4,000                      50                0                 4,050
  U. S. Banks, trusts
    and insurance
    companies                            55,302                   7,003              122                62,183
  U. S. Industrial and
    miscellaneous                        12,441                   1,815               15                14,241
  Foreign banks,
    trusts and insurance
    companies                             7,765                     365              162                 7,968
  Foreign industrial
    and miscellaneous                     3,900                     160                0                 4,060
                                      ---------                --------         --------             ---------

Total Equity Securities               $ 111,787                $ 12,718          $  3,663             $ 120,842
                                      =========                ========         ========             =========

Other Investments

Real estate investments are carried on the statement of financial position at cost, less allowances for depreciation and possible losses. Commercial mortgage loans on real estate are carried at their unpaid balances, adjusted for amortization of premium or discount, less allowances for possible loan losses. Policy loans are carried at their unpaid balances.

The fair values of the Company's investments in real estate, mortgage loans, policy loans and other invested assets approximate the book values presented in the financial statements.

At December 31, 1997, the Company did not own any derivative securities.

INCORPORATED BY REFERENCE, PAGES 21 AND 22 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


MANAGEMENT CHANGES

Philip A. Garcia was appointed Executive Vice President and Chief Financial Officer of the Erie Insurance Group on October 2, 1997. Mr. Garcia replaced Thomas M. Sider, who retired June 30, 1997 after 26 years of service to the Erie Insurance Group. Mr. Garcia began his career with the Company in 1981 and has held several positions in the life and property/casualty accounting operations since that time. Immediately prior to his appointment, Mr. Garcia had served as senior vice president and controller of the Company for the past four years.

The Company's former internal audit manager, Timothy G. NeCastro, was appointed Senior Vice President and Controller of the Erie Insurance Group on November 10, 1997.


FACTORS WHICH MAY AFFECT FUTURE RESULTS

INVESTMENT OPERATIONS

The Company's portfolio of fixed maturities and equity securities is subject to the ongoing risks associated with fluctuations in interest rates and stock market conditions in general. Current investment results may not be indicative of performance in future periods.

REGULATORY

Federal action begun in 1997 could culminate in significant changes in the way insurance companies, banks and securities firms are regulated in the future. The elimination of some regulatory barriers to banks entering the insurance market and the interjection of Federal governmental regulation into the traditionally state-regulated insurance industry could dramatically change the ground rules under which insurance products are marketed. Further action and advancing technology will likely influence the way the property and casualty and life insurance industries distribute, price and service their products.


YEAR 2000

Financial services companies like Erie Family Life are largely dependent upon information technology in conducting their day-to-day operations. Like many companies, Erie Family Life is continually faced with substantial information technology challenges. Among these challenges is the so-called "Year 2000 Issue", the inability of many computer systems to recognize the year 2000 and subsequent years.

The Company is in the process of addressing its technology challenges, including the Year 2000 Issue, by replacing virtually all of its current administration systems (some of which are not Year 2000 compliant) with the Cyberlife policy administration system. Cyberlife is a state-of-the-art, relational database, client/server system that will provide support for all of the Company's life and annuity products. The client/server architecture will enhance significantly the Company's ability to provide prompt and efficient customer service while streamlining a wide range of administrative processes. The system supports a full range of life and annuity products, which will improve the Company's ability to develop and introduce new products.

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


The Company's plans are to have Cyberlife fully installed and operational by the end of 1998 and all policy data converted to Cyberlife in 1999.

In addition to those systems operated by the Company, systems resident with our major service providers are of a concern to maintaining ongoing and uninterrupted service. The Company's plans address these external concerns by assessing the readiness of outside parties and considering alternatives in situations in which any more than remote exposure might exist. During 1998, the Company also is continuing its assessment of the ability of external service providers to provide mission critical service to the Company.


MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Currently there is no market on which the Registrant's stock is traded. The Company had 1,145 shareholders of common stock on December 31, 1997.

The Company's Board of Directors approved a three-for-one (3 for 1) split of its common stock on May 2, 1996.

   Date Dividends Declared                Dividends per Share Declared

    February 29, 1996                                .125*
    May 1, 1996                                      .125*
    June 17, 1996                                    .125
    September 17, 1996                               .125
    March 5, 1997                                    .135
    April 29, 1997                                   .135
    June 17, 1997                                    .135
    September 15, 1997                               .135

*Adjusted to reflect three-for-one stock split effective May 2, 1996.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Statements contained herein expressing the beliefs of management such as those contained in the "Benefits and Expenses", "Liquidity and Capital Resources", "Investments", "Factors Which May Affect Future Results", and the "Year 2000" sections hereof, and the other statements which are not historical facts contained in this report, are forward looking statements that involve risks and uncertainties. These risks and uncertainties include but are not limited to: legislative, judicial, and regulatory changes, the impact of competitive products and pricing, product development, geographic spread of risk, catastrophic events, better (or worse) mortality rates, securities market fluctuations and technological difficulties and advancements.

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 1997 ANNUAL
                      REPORT TO SHAREHOLDERS


GLOSSARY OF SELECTED INSURANCE TERMS


Annuity - Contract which provides for a series of fixed or variable periodic payments from a stated or contingent date for a specified period, such as for a number of years or for life. The consideration for an annuity may be paid over a period of time or in a lump sum.

Carrying Value - The amount reported for an asset or liability in the financial statements in conformity with generally accepted accounting principles ("GAAP") or statutory accounting practices ("SAP"), whichever is applicable in the circumstances.

Deferred Policy Acquisition Costs (DAC) - The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting, salaries and medical examinations, all of which vary with and are related primarily to the production of new business. Under GAAP, these costs are deferred and amortized over the premium paying period on the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

Future Policy Benefits - Liabilities established on a GAAP basis whose minimum levels are established to adequately provide for benefits ultimately payable to policyholders.

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

Statutory Accounting Practices (SAP) - SAP provides for recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state statute or regulatory authorities. Such practices generally reflect a liquidating rather than a going concern basis of accounting. The principal differences between SAP and GAAP are as follows:

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

Statutory Surplus - Statutory Surplus is the excess of assets over liabilities and capital, as determined in accordance with statutory accounting practices.

                       Index to Graphs included in the Investment Section
                          of The Management's Discussion and Analysis

Graph #1               DISTRIBUTION OF INVESTED ASSETS
                                    at December 31, 1997


                       Fixed Maturities - Available For Sale        79.4%
                       Preferred Stocks                             13.2%
                       Common Stocks                                 4.0%
                       Mortgage Loans                                1.5%
                       Other Invested Assets                         1.0%
                       Policy Loans                                  0.7%
                       Real Estate                                   0.2%


Graph #2               DIVERSIFICATION OF FIXED MATURITIES
                         at December 31, 1997 - Carrying/Market Value

                       U.S. Industrial & Miscellaneous                 53.3%
                       U.S. Banks, Trusts and Insurance Companies      18.9%
                       Public Utilities                                14.8%
                       U.S. Government & Treasuries                     5.9%
                       Foreign                                          3.9%
                       Special Revenue                                  2.8%
                       States & Political Subdivision                   0.4%



Graph #3                      QUALITY*  OF BOND PORTFOLIO
                                      Carrying/Market Value

                          A/A            $251.2 Million                 45.0%
                        Baa/BBB          $147.7 Million                 26.5%
                         Aa/AA            $85.5 Million                 15.3%
                        Aaa/AAA           $69.4 Million                 12.4%
                         Ba/BB             $4.4 Million                  0.8%

        * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4               DIVERSIFICATION OF EQUITY SECURITIES
                         at December 31, 1997 - Carrying/Market Value


                       (2) U.S. Banks & Insurance                   51.4%
                       (1) U.S. Industrial & Miscellaneous          22.7%
                       (2) U.S. Industrial & Miscellaneous          11.8%
                       (2) Foreign Banks & Insurance                 6.6%
                       (2) Foreign Industrial & Miscellaneous        3.4%
                       (2) Public Utilities                          3.3%
                       (1) U.S. Banks & Insurance                    0.8%


                       (1)  Common Stock
                       (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS



               INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying statements of financial position of Erie Family Life Insurance Company as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ Brown Schwab Bergquist & Co.




Erie, Pennsylvania
February 17, 1998

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 1997 and 1996


   ASSETS                                                                                  1997                    1996
                                                                                       ------------            ------------
Investments
  Fixed maturities available-for-sale,
    at fair value (amortized cost of
    $535,792,641 and $509,627,188,
    respectively)                                                                      $558,177,487            $515,529,699
  Equity securities, at fair value
    (cost of $111,786,894 and
    $111,463,042, respectively)                                                         120,841,893             116,552,145
  Real estate                                                                             1,624,306               1,710,329
  Policy loans                                                                            5,099,671               4,381,657
  Real estate mortgage loans                                                             10,049,733               8,955,760
  Other invested assets                                                                   7,240,282               6,787,226
                                                                                       ------------            ------------

          Total investments                                                            $703,033,372            $653,916,816

Cash and cash equivalents                                                                42,287,398               6,284,102
Premiums receivable from policyholders                                                    3,471,385               2,974,305
Reinsurance recoverable                                                                     350,837                 212,583
Other receivables                                                                           182,711                 567,216
Accrued interest and dividends                                                           10,273,259               9,792,095
Deferred policy acquisition costs                                                        64,567,085              58,026,428
Reserve credit for reinsurance ceded                                                      5,041,530               4,199,907
Prepaid federal income taxes                                                                146,984                       0
Other assets                                                                              3,179,302               4,677,208
                                                                                       ------------            ------------

          Total assets                                                                 $832,533,863            $740,650,660
                                                                                       ============            ============

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS






   LIABILITIES AND SHAREHOLDERS' EQUITY                                          1997                      1996
                                                                             -------------             ------------
LIABILITIES
  Policy liabilities and accruals:
    Future life policy benefits                                               $ 59,413,782             $ 54,033,860
    Policy and contract claims                                                   2,049,677                1,703,105
    Annuity deposits                                                           489,444,701              450,570,003
    Universal life deposits                                                     68,890,312               56,856,590
    Supplementary contracts not
      including life contingencies                                                 825,927                  839,258
  Other policyholder funds                                                       6,595,330                5,763,271
  Current federal income taxes
    payable                                                                              0                  686,353
  Deferred income taxes                                                         24,409,317               15,614,492
  Reinsurance premium due                                                          424,745                  203,198
  Accounts payable and accrued
    expenses                                                                     2,668,688                4,519,782
  Note payable to affiliate                                                     15,000,000               15,000,000
  Due to affiliate                                                               1,156,431                1,049,007
  Dividends payable                                                              1,275,752                1,181,252
                                                                              ------------             ------------

                  Total liabilities                                           $672,154,662             $608,020,171
                                                                              ------------             ------------


SHAREHOLDERS' EQUITY
  Common stock, $.40 par value
    per share; authorized
    15,000,000 shares;
    9,450,000 shares issued
    and outstanding                                                           $  3,780,000             $  3,780,000
  Additional paid-in capital                                                       630,000                  630,000
  Net unrealized gain
    on available-for-sale securities,
    net of deferred taxes of $11,003,944
    and $3,847,065, respectively                                                20,435,901                7,144,549
  Retained earnings                                                            135,533,300              121,075,940
                                                                              ------------             ------------

                  Total shareholders' equity                                  $160,379,201             $132,630,489
                                                                              ------------             ------------

                  Total liabilities and
                    shareholders' equity                                      $832,533,863             $740,650,660
                                                                              ============             ============

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF OPERATIONS
                                    Years Ended December 31, 1997, 1996 and 1995

                                                              1997                   1996                   1995
                                                          -----------            -----------            -----------
Revenues
  Policy
    Life premiums                                         $32,826,827            $29,038,797            $25,764,413
    Group                                                   2,366,645              2,077,365              2,309,584
                                                          -----------            -----------            -----------

                  Total policy
                    revenue                               $35,193,472            $31,116,162            $28,073,997

  Investment income, net
    of expenses                                            49,914,292             45,948,969             40,962,812
  Realized gains on
    investments                                             5,201,365              4,986,897              7,483,798
  Other income                                                728,269                668,210                556,814
                                                          -----------            -----------            -----------

                  Total revenues                          $91,037,398            $82,720,238            $77,077,421
                                                          -----------            -----------            -----------

Benefits and expenses
  Death benefits                                          $11,117,175            $ 9,688,242            $ 7,438,758
  Interest on annuity
    deposits                                               27,663,157             25,108,877             22,718,786
  Interest on universal
    life deposits                                           3,922,472              3,190,951              2,628,397
  Surrender and other
    benefits                                                  303,318              1,047,474                721,412
  Increase in future life
    policy benefits                                         4,538,298              4,549,404              4,619,996
  Amortization of deferred
    policy acquisition
    costs                                                   3,694,966              3,141,350              2,358,127
  Commissions                                               1,765,563              1,841,861              1,531,798
  General expenses                                          6,358,610              5,839,795              5,802,088
  Taxes, licenses
    and fees                                                1,470,584              1,669,597              2,854,187
                                                          -----------            -----------            -----------

                  Total benefits
                    and expenses                          $60,834,143            $56,077,551            $50,673,549
                                                          -----------            -----------            -----------

                  Income from
                    operations                            $30,203,255            $26,642,687            $26,403,872
                                                          -----------            -----------            -----------

Federal income taxes
  Current                                                 $ 9,004,943            $ 5,378,656            $ 7,607,573
  Deferred                                                  1,637,944              3,597,781                914,707
                                                          -----------            -----------            -----------

                  Total federal
                    income taxes                          $10,642,887            $ 8,976,437            $ 8,522,280
                                                          -----------            -----------            -----------

                  Net income                              $19,560,368            $17,666,250            $17,881,592
                                                          ===========            ===========            ===========

                  Net income per
                    share                                 $      2.07            $      1.87            $      1.89
                                                          ===========            ===========            ===========

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                         STATEMENTS OF SHAREHOLDERS' EQUITY
                                    Years Ended December 31, 1997, 1996 and 1995

                                                                        Net
                                                                     Unrealized                                       Net
                                             Additional              Gain (Loss)                                     Share-
                            Common            Paid-In                    on                 Retained                holders'
                             Stock            Capital                Securities             Earnings                 Equity
Balance at
 January 1,
 1995                     $3,780,000         $630,000             ($ 8,091,525)           $ 94,537,106           $ 90,855,581

 Net income                                                                                 17,881,592             17,881,592
 Net unrealized
  gains on
  available-
  for-sale
  securities                                                        24,452,229                                     24,452,229
 Dividends
  declared,
  $.453 per
  share                                                                                  (   4,284,000)         (   4,284,000)
                          ----------         --------              -----------            ------------           ------------

Balance at
 December 31,
 1995                     $3,780,000         $630,000              $16,360,704            $108,134,698           $128,905,402

 Net income                                                                                 17,666,250             17,666,250
 Net unrealized
  losses on
  available-
  for-sale
  securities                                                      (  9,216,155)                                  (  9,216,155)
 Dividends
  declared,
  $.50 per
  share                                                                                  (   4,725,008)         (   4,725,008)
                          ----------         --------              -----------            ------------           ------------

Balance at
 December 31,
 1996                     $3,780,000         $630,000              $ 7,144,549            $121,075,940           $132,630,489

 Net income                                                                                 19,560,368             19,560,368
 Net unrealized
  gains on
  available-
  for-sale
  securities                                                        13,291,352                                     13,291,352
 Dividends
  declared,
  $.54 per
  share                                                                                  (   5,103,008)         (   5,103,008)
                          ----------         --------              -----------            ------------           ------------

Balance at
 December 31,
 1997                     $3,780,000         $630,000              $20,435,901            $135,533,300           $160,379,201
                          ==========         ========              ===========            ============           ============

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1997, 1996 and 1995


                                                                      1997                    1996                    1995
                                                                  ------------            ------------            -----------
      CASH FLOWS FROM OPERATING ACTIVITIES
       Net income                                                  $19,560,368             $17,666,250            $17,881,592
       Adjustments to reconcile
        net income to net cash
        provided by operating
        activities:
         Net amortization of
          bond and mortgage
          premium and discount                                       1,294,213                 733,881                129,922
         Amortization of deferred
          policy acquisition
          costs                                                      3,694,966               3,141,350              2,358,127
         Real estate depreciation                                       86,023                  86,066                102,233
         Deferred federal
          income taxes                                               1,637,944               3,597,781                914,707
         Realized gains on
          investments                                             (  5,201,365)           (  4,986,897)          (  7,483,798)
       Increase in premiums
        receivable                                                (    497,080)           (    272,727)          (    400,857)
       Decrease (increase) in
        other receivables                                              384,505            (    312,542)                 6,904
       Increase in accrued
        investment income                                         (    481,164)           (    747,959)          (    655,835)
       Deferred policy
        acquisition costs                                         ( 10,235,623)           ( 10,405,486)          (  8,168,624)
       Decrease (increase) in
        other assets                                                 1,497,906            (  1,667,895)          (  1,017,015)
       Increase in reinsurance
        receivables and reserve
        credits                                                   (    979,877)           (    662,786)          (     51,832)
       Increase in future life
        policy benefits and
        claims                                                       5,726,494               6,071,200              4,818,105
       Increase (decrease) in
        other policyholder funds                                       832,059                 524,374           (  1,113,579)
       Increase (decrease) in
        reinsurance premium due                                        221,547            (    157,280)               167,343
       (Decrease)increase  in
        federal income taxes
        currently payable                                         (    833,337)                424,882              1,112,791
       (Decrease)increase  in
        accounts payable and
        due to affiliate                                          (  1,743,670)              1,448,291            (   302,806)
                                                                   -----------             -----------             ----------
          Net cash provided by
            operating activities                                   $14,963,909             $14,480,503            $ 8,297,378
                                                                   -----------             -----------            -----------


See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                      STATEMENTS OF CASH FLOWS - CONTINUED
                  Years Ended December 31, 1997, 1996 and 1995

                                                                 1997                    1996                    1995
                                                             ------------            ------------            -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of investments:
  Fixed maturities                                          ($76,210,662)           ($149,403,614)         ($119,758,853)
  Equity securities                                         ( 38,955,248)           (  18,394,580)         (  40,995,932)
  Mortgage loans                                            (  1,222,745)           (   2,752,196)                     0
 Sales/maturities of investments:
  Fixed maturities                                            49,662,504               41,270,911             60,191,905
  Equity securities                                           42,920,903               37,128,238             37,486,994
 Principal payments received
  on mortgage loans                                              129,123                1,026,426                572,056
 Loans made to policyholders                                (  1,373,918)           (   1,317,369)          (    999,584)
 Payments received on
  policy loans                                                   655,904                  630,242                486,365
 Purchase of other invested assets                          (    856,802)           (   3,170,391)          (  2,510,832)
 Proceeds from other invested assets                             403,747                  478,885                602,254
                                                             -----------             ------------            -----------

    Net cash used in
     investing activities                                   ($24,847,194)           ($ 94,503,448)          ($64,925,627)
                                                             -----------             ------------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in annuity
  deposits and
  supplementary contracts                                    $38,861,367             $ 45,189,708            $64,209,943
 Increase in universal
  life deposits                                               12,033,722               10,884,748              9,864,440
 Borrowed money                                                        0                        0             15,000,000
 Dividends paid to
  shareholders                                              (  5,008,508)           (   4,614,756)          (  4,158,000)
                                                             -----------             ------------            -----------

    Net cash provided by
     financing activities                                    $45,886,581             $ 51,459,700            $84,916,383
                                                             -----------             ------------            -----------

Net increase (decrease) in cash
 and cash equivalents                                        $36,003,296            ($ 28,563,245)           $28,288,134
Cash and cash equivalents at
 beginning of year                                             6,284,102               34,847,347              6,559,213
                                                             -----------             ------------            -----------
Cash and cash equivalents at
 end of year                                                 $42,287,398             $  6,284,102            $34,847,347
                                                             ===========             ============            ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the
    year for:
    Interest                                                  $  967,500             $    971,154            $       632
    Income taxes                                              $9,838,280             $  4,953,774            $ 6,494,782

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                      ERIE FAMILY LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995


NOTE 1.  NATURE OF BUSINESS

                Erie Family Life Insurance Company (the Company) was incorporated in the Commonwealth of Pennsylvania on May 23, 1967. The Company is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life and annuity products. The Company markets its products through independent agents in eight states and the District of Columbia and is subject to supervision and regulations of the states in which it does business. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia.

                The Erie Family Life Insurance Company is owned 21.6% by the Erie Indemnity Company and 52.2% by the Erie Insurance Exchange.

                The Erie Indemnity Company (EIC) is the attorney-in-fact for the Erie Insurance Exchange (Exchange). Operating expenses of the Company are paid by EIC. The Company reimburses EIC for direct expenses and its share of common expenses. The Company also sells a significant amount of annuities to its affiliated companies of the Erie Insurance Group.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES


              Basis of presentation

                The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.

              Reclassifications

                Certain  amounts   reported  in  the  1996  and  1995  financial
                statements have been reclassified to conform to the current year's financial statement presentation.

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

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                               NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Investments

                 Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist primarily of common and nonredeemable preferred stocks while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. There are no securities classified as "trading" securities or "held-to-maturity" securities.

                 Premiums and discounts on investments in debt securities are amortized over their contractual lives.

                 Realized gains and losses on sales of investments, including losses from declines in value of specific securities determined by management to be other-than-temporary, are recognized in income on the specific identification method. Interest and dividend income is recorded as earned.

                 Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. A valuation allowance is provided for impairment in net realizable value based on periodic valuations. The change in the allowance is reflected on the income statement in net realized gain on investments.

                 Other invested assets (primarily investments in real estate limited partnerships) are recorded under the equity method of accounting.

              Financial instruments

                Fair values of available-for-sale securities are based on quoted market prices, where available, or dealer quotations. The carrying value of short-term financial instruments approximates fair value because of the short-term maturity of these instruments. The carrying value of receivables and liabilities arising in the ordinary course of business approximates their fair values.


              Premium revenues and losses

                Premiums on traditional life insurance contracts are reported as earned revenue when due. Reserves for future policy benefits are established as premiums are earned. For universal life and annuity contracts, deposits are recorded in a policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                     NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Deferred policy acquisition costs

                 The costs of acquiring new business, principally commissions and certain costs of issuing policies, including underwriting costs and medical examinations, all of which vary with and are primarily related to the production of new business, have been deferred. For traditional life insurance, these costs are being amortized over the premium paying period of the related policies in proportion to the total anticipated premium revenue stream. Anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. The amount of costs to be deferred would be reduced to the extent future policy premiums and anticipated investment income would not exceed related costs.

                 Universal life and annuity deferred acquisition costs are being amortized in relation to the present value of estimated future gross profits on the contracts over a 20-year period.

                 Policy acquisition costs are summarized as follows:

                                                                  1997                   1996                   1995
                                                               -----------            -----------            -----------
                         Balance at
                          beginning
                          of year                              $58,026,428            $50,762,292            $44,951,795
                         Additions                              10,235,623             10,405,486              8,168,624
                         Amortization                         (  3,694,966)          (  3,141,350)          (  2,358,127)
                                                               -----------            -----------            -----------

                         Balance at end
                          of year                              $64,567,085            $58,026,428            $50,762,292
                                                               ===========            ===========            ===========

              Insurance liabilities

                 Liabilities for life insurance and income-paying annuity future policy benefits have been computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, lapses and investment yields. Deferred annuity future policy benefit liabilities have been established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Interest rate assumptions for non-interest sensitive life insurance range from 3.5% to 4% on policies issued in 1980 and prior years and 6% to 7.25% on policies issued in 1981 and subsequent years. Mortality and withdrawal assumptions are based on tables typically used in the industry.

                 Annuities are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 1997, annuity deposits earned interest at rates ranging from 5.00% to 6.25%. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

INCORPORATED BY REFERENCE, PAGES 29 AND 30 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                        NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Reinsurance

                 The Statements of Operations are reflected net of reinsurance activities. Gross revenue and benefits and expenses incurred are reduced for amounts expected to be recovered under reinsurance agreements. Reinsurance transactions are recorded "gross" on the Statement of Financial Position.

              Income taxes

                 Provisions for income taxes include deferred taxes resulting from changes in cumulative temporary differences between the tax bases and financial statement bases of assets and liabilities. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

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

              Liability for guaranty fund assessments

                  The Company may be required, under the solvency or guaranty laws of the various states in which it is licensed, to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. Certain states permit these assessments, or a portion thereof, to be recovered as an offset to future premium taxes. Assessments are recognized based on notification of liability by regulatory authorities, including provision for certain future amounts payable, and, when subject to credit against future premium taxes and judged to be recoverable, may be capitalized and amortized on a basis consistent with the credits to be realized under applicable state law.

              Recent accounting standards

                 In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income". FAS 130 is effective for fiscal years beginning after December 31, 1997 and requires reporting of comprehensive income in a full set of general-purpose financial statements. Comprehensive income is defined in the Statement as all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company will continue to display an amount for net income and, in addition, an amount for comprehensive income beginning with the quarter ending March 31, 1998.

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                         NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS

              The following tables summarize the cost and market value of available-for-sale securities at December 31, 1997 and 1996 based on current year classifications. Prior year data may have been categorized differently to the extent of current year classification changes.


                                                     Available-for-Sale Securities
                                          Amortized                Unrealized             Unrealized           Estimated
                                             Cost                     Gains                  Losses            Fair Values
(In Thousands)
December 31, 1997
Fixed Maturities:
U. S. Treasuries                             $  4,268                  $   543                 $    0           $  4,811
U. S. Government
 agency                                        27,519                      728                    302             27,945
States and political
 subdivisions                                   2,058                      155                      0              2,213
Special revenue                                14,210                    1,106                      0             15,316
Public utilities                               80,491                    3,097                    842             82,746
U. S. banks, trusts and
 insurance companies                           99,820                    6,051                    287            105,584
U. S. industrial and
 miscellaneous                                285,565                   12,661                    636            297,590
Foreign governments-
 agency                                         2,988                        0                    641              2,347
Foreign banks, trusts
 and insurance
 companies                                      5,000                       99                      0              5,099
Foreign industrial
 and miscellaneous                             13,874                      652                      0             14,526
                                             --------                  -------                 ------           --------

Total fixed
 maturities                                  $535,793                  $25,092                 $2,708           $558,177
                                             ========                  =======                 ======           ========

Equity Securities:
Common stock:
 U. S. banks, trusts
  and insurance
  companies                                  $    731                  $   209                 $    0           $    940
 U. S. Industrial and
  miscellaneous                                27,648                    3,116                  3,364             27,400

Preferred stock:
 Public utilities                               4,000                       50                      0              4,050
 U. S. banks, trusts
  and insurance
  companies                                    55,302                    7,003                    122             62,183
 U. S. industrial and
  miscellaneous                                12,441                    1,815                     15             14,241
 Foreign banks, trusts
  and insurance
  companies                                     7,765                      365                    162              7,968
 Foreign industrial
  and miscellaneous                             3,900                      160                      0              4,060
                                             --------                  -------                 ------           --------

Total equity
 securities                                  $111,787                  $12,718                 $3,663           $120,842
                                             ========                  =======                 ======           ========

Total available-for-
 sale securities                             $647,580                  $37,810                 $6,371           $679,019
                                             ========                  =======                 ======           ========

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

                                                  Available-for-Sale Securities
                                           Amortized                Unrealized             Unrealized           Estimated
                                             Cost                     Gains                  Losses            Fair Values
(In Thousands)
December 31, 1996
Fixed Maturities:
U. S. Treasuries                             $  4,274                  $   286                 $    0             $  4,560
U. S. Government
 agency                                        30,823                      677                    804               30,696
States and political
 subdivisions                                   2,063                      203                      0                2,266
Special revenue                                19,242                      827                    132               19,937
Public utilities                               88,626                    2,076                  1,534               89,168
U. S. banks, trusts
 and insurance
 companies                                     80,064                    2,128                    501               81,691
U. S. industrial
 and miscellaneous                            271,626                    5,745                  3,616              273,755
Foreign governments-
 agency                                         2,986                        0                     16                2,970
Foreign industrial
 and miscellaneous                              9,923                      564                      0               10,487
                                             --------                  -------                 ------             --------

Total fixed
 maturities                                  $509,627                  $12,506                 $6,603             $515,530
                                             ========                  =======                 ======             ========


Equity Securities:
Common stock:
 U. S. industrial and
  miscellaneous                              $  5,500                  $   491                 $    5             $  5,986
Preferred stock:
 Public utilities                               4,000                        0                     60                3,940
 U. S. banks, trusts and
  insurance companies                          75,797                    3,686                    488               78,995
 U. S. industrial and
  miscellaneous                                16,441                    1,363                      0               17,804
 Foreign banks, trusts
  and insurance
  companies                                     5,825                      180                    138                5,867
 Foreign industrial
  and miscellaneous                             3,900                       60                      0                3,960
                                             --------                  -------                 ------             --------

Total equity
 securities                                  $111,463                  $ 5,780                 $  691             $116,552
                                             ========                  =======                 ======             ========

Total available-for-
 sale securities                             $621,090                  $18,286                 $7,294             $632,082
                                             ========                  =======                 ======             ========

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                        NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

                The    following    is   a   summary    of   fixed    maturities
                available-for-sale at December 31, 1997, by remaining term to contractual maturity:

                                                                                     Amortized                Estimated
                                                                                       Cost                  Fair Values
                                                                                               (In Thousands)
                  Due in one year or less                                              $  4,511                 $  4,511
                  Due after one year through five years                                  68,964                   69,121
                  Due after five years through ten years                                120,285                  121,942
                  Due after ten years                                                   342,033                  362,603
                                                                                       --------                 --------

                                                                                       $535,793                 $558,177
                                                                                       ========                 ========

                Bonds having a fair value of $1,976,000 at December 31, 1997 were on deposit with various regulatory authorities as required by law. Fixed maturities (bonds) having a fair value of $14,689,000 are pledged as collateral on a $10,000,000 line of credit with a bank. There were no borrowings outstanding on the line as of December 31, 1997.

                Net unrealized gains and losses on investments in fixed maturities available-for-sale and equity securities are credited to or charged directly against shareholders' equity. At December 31, 1997, net unrealized gains on these securities of $20,435,901 consisted of $37,810,426 in unrealized gains less
                $6,370,581   in   unrealized   losses  and  deferred   taxes  of
                $11,003,944.

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                      NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

                Realized   gains  and  losses  for  fixed   maturity  or  equity
                securities were as follows for the years ended December 31:

                                                                            1997                1996             1995
                                                                         ----------         ----------        ----------

                Realized gains:
                  Fixed maturities                                       $1,264,129         $  778,043        $3,339,981
                  Equity securities                                       4,465,757          4,910,984         6,633,652
                                                                         ----------         ----------        ----------
                                                                         $5,729,886         $5,689,027        $9,973,633
                                                                         ----------         ----------        ----------

                Realized losses:
                  Fixed maturities                                       $  352,271         $  325,843        $1,711,293
                  Equity securities                                         176,250            376,287           778,542
                                                                         ----------         ----------        ----------
                                                                         $  528,521         $  702,130        $2,489,835
                                                                         ----------         ----------        ----------

                Net realized gain on
             Investments                                                 $5,201,365         $4,986,897        $7,483,798
                                                                         ==========         ==========        ==========

                Changes in unrealized gains include the following for the years ended December 31:

                                                                  1997                    1996                   1995
                                                               -----------            -----------            -----------

                Equity securities                              $ 3,965,896            $ 4,528,256            $ 8,580,049
                Fixed maturities
                 available-for-sale                             16,482,335           ( 18,706,955)            26,799,457
                Transferred to
                 available-for-sale
                 securities                                              0                      0              2,239,307
                Deferred federal
                 income taxes                                 (  7,156,879)             4,962,544           ( 13,166,584)
                                                               -----------            -----------            -----------

                  Increase (decrease)
                   in unrealized
                   gains                                       $13,291,352           ($ 9,216,155)           $24,452,229
                                                               ===========            ===========            ===========

                Investment income consists of the following:

                                                                   1997                   1996                   1995
                                                               -----------            -----------            -----------

                Interest                                       $41,723,007            $36,755,946            $31,160,233
                Dividends                                        8,942,415             10,168,153             10,033,662
                Other                                              662,141                423,120                464,892
                Less expenses                                 (  1,413,271)          (  1,398,250)          (    695,975)
                                                               -----------            -----------            -----------

                                                               $49,914,292            $45,948,969            $40,962,812
                                                               ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                        NOTES TO FINANCIAL STATEMENTS


NOTE 4.         LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                                      1997                  1996                 1995
                                                                   ----------            ----------           ----------
                Balance at January 1                               $ 1,703,105           $  897,026           $  797,485
                Less reinsurance
                 recoverables                                     (    132,971)         (   135,597)         (   112,203)
                Less unpaid matured
                 endowments                                                  0          (    16,370)                   0
                                                                    ----------           ----------           ----------

                Net balance at January 1                           $ 1,570,134           $  745,059           $  685,282

                Total death claims
                 incurred                                           11,117,175            9,688,242            7,438,758
                Total death claims paid,
                  net of reinsurance
                  recoveries                                        10,800,180            8,863,167            7,378,981
                                                                   -----------           ----------           ----------

                Net balance at
                 December 31                                       $ 1,887,129           $1,570,134           $  745,059
                Plus reinsurance
                 recoverables                                          162,548              132,971              135,597
                Plus unpaid matured
                 endowment                                                   0                    0               16,370
                                                                   -----------           ----------           ----------

                Balance at December 31                             $ 2,049,677           $1,703,105           $  897,026
                                                                   ===========           ==========           ==========


NOTE 5.         LIFE PREMIUMS AND ANNUAL ANNUITY & UNIVERSAL LIFE DEPOSITS

                Premiums on life insurance contracts and deposits on annuity and universal life contracts are summarized as follows:

                                                                  1997                   1996                   1995
                                                               -----------            -----------            -----------
                         Life insurance
                         premiums:
                          First year                           $ 6,860,504            $ 6,505,484            $ 5,624,117
                          Renewal                               25,966,323             22,533,313             20,140,296
                                                               -----------            -----------            -----------

                                                               $32,826,827            $29,038,797            $25,764,413
                                                               ===========            ===========            ===========

                         Annuity & universal
                          life deposits, net
                          of loading:
                          First year
                           and single                          $50,675,240            $50,651,063            $57,606,715
                          Renewal                               18,365,138             17,065,335             16,935,182
                                                               -----------            -----------            -----------

                                                               $69,040,378            $67,716,398            $74,541,897
                                                               ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                           NOTES TO FINANCIAL STATEMENTS


NOTE 5.         LIFE PREMIUMS AND ANNUAL ANNUITY & UNIVERSAL LIFE DEPOSITS
                (CONTINUED)

                Annuity deposits in 1997, 1996 and 1995 included $1,992,060, $4,894,042 and $6,024,125, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to affiliate property and casualty companies of the Erie Insurance Group totaled $17,780,582, $13,504,953 and $22,018,313, in 1997, 1996
                and 1995, respectively.


NOTE 6.         FEDERAL INCOME TAXES

                A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                                      1997                  1996                 1995
                                                                   ----------            ----------           ----------
                Federal income taxes
                 at statutory rates                                $10,571,139           $9,324,940           $9,241,355
                Dividends received
                 deduction and
                 tax-exempt interest                              (    298,866)         (   772,484)         (   437,130)
                Other                                                  370,614              423,981          (   281,945)
                                                                    ----------           ----------           ----------

                Income tax expense                                 $10,642,887           $8,976,437           $8,522,280
                                                                   ===========           ==========           ==========

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities which give rise to deferred tax liabilities are as follows:

                                                                                                  December 31,
                                                                                         1997                   1996
                                                                                      -----------            -----------
                Deferred policy acquisition costs                                     $19,563,458            $17,613,507
                Liability for future life and
                 annuity policy benefits                                               (7,217,765)            (6,739,570)
                Unrealized gains                                                       11,003,944              3,847,065
                Other                                                                   1,059,680                893,490
                                                                                      -----------            -----------

                Deferred tax liability                                                $24,409,317            $15,614,492
                                                                                      ===========            ===========


NOTE 7.         RELATED PARTY TRANSACTIONS

                Expense reimbursements

                   Operating expenses of the Company are paid by EIC and common expenses are allocated. Reimbursements are made to EIC on a monthly basis. The amount of these reimbursements for the Company totaled $13,038,000, $10,095,000 and $10,231,000 in
                   1997, 1996 and 1995, respectively.

                   The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. Pension and other benefit costs allocated to the Company equaled $182,624, $166,965 and $203,699 in 1997, 1996 and 1995, respectively.

INCORPORATED BY REFERENCE, PAGES 31 AND 32 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                     NOTES TO FINANCIAL STATEMENTS


NOTE 7.         RELATED PARTY TRANSACTIONS (CONTINUED)

                Annuities purchased by affiliates

                   The Erie Insurance Group affiliated property/casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Also, the Erie Insurance Group Retirement Plan for Employees purchases from the Company individual annuities for some terminated vested Employees or beneficiaries receiving benefits (excluding disabled and deferred vested participants). These are non-participating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $33,672,000 and $32,812,000 at December 31, 1997 and 1996, respectively. The reserves held for structured settlement annuities sold to the affiliated property/casualty insurance companies equal $111,219,000 and $94,096,000 at December 31, 1997 and 1996,
                   respectively. See also Note 5.

                Note payable to EIC

                   The Company issued a surplus note to EIC for $15,000,000. The note bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company and are subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 1997 and 1996, the Company paid interest to EIC totaling $967,500.

                Rental income

                   The Company owns certain real estate which it leases to EIC for rentals of $423,120 per year through December 31, 2000. The real estate is recorded net of accumulated depreciation of $1,196,441 and $1,110,419 at December 31, 1997 and 1996,
                   respectively.


NOTE 8.  REINSURANCE

                The Company cedes insurance to other insurers and reinsurers under various contracts (typically under excess of loss contracts) which cover individual risks. These reinsurance arrangements minimize losses arising from large risks or from hazards of an unusual nature.

                Amounts recoverable or credited under reinsurance contracts are included in total assets as reinsurance recoverable or credited for reinsurance ceded. The cost of reinsurance related to long-duration contracts is accounted for over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                A  contingent  liability  exists  with  respect  to  reinsurance receivables and the reserve credit for reinsurance ceded which would become a liability in the event such reinsurance companies are unable to meet their obligations under the existing reinsurance agreements. These agreements do not relieve the Company of its primary obligation to its Policyholders.

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                        NOTES TO FINANCIAL STATEMENTS


NOTE 8.         REINSURANCE (CONTINUED)

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                Statements of Operations have been reduced by the following amounts due to reinsurance cessions:

                                                                   1997                   1996                   1995
                                                                ----------             ----------             ----------

                Policy revenue                                  $3,760,595             $3,634,876             $3,354,484

                Death benefits                                   1,318,963              1,846,353              1,040,858

                Future life policy
                 benefits                                          841,623                715,717                 98,567

                Commissions                                      1,462,295              1,367,873              1,272,530

                The Company has an insignificant amount of reinsurance-assumed activity.

NOTE 9. STATUTORY NET INCOME and SHAREHOLDERS' EQUITY, DIVIDEND RESTRICTIONS and ACCOUNTING PRACTICES

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1997, 1996 and 1995, follows:

                                                                     1997                   1996                  1995
                                                                 -----------            -----------           ------------

                  Statutory net income                           $12,923,916            $12,636,652            $ 9,373,483

                  Reconciling items:
                   Policy liabilities
                    and accruals                                   1,023,822              1,326,891                287,030
                   Deferred policy
                    acquisition costs,
                    net of amortization                            6,540,657              7,264,136              5,810,497
                   Investment valuation
                    differences                                    1,014,686                836,719              3,436,669
                   Deferred taxes                               (  1,637,944)          (  3,597,781)          (    914,707)
                   Other, net                                   (    304,769)          (    800,367)          (    111,380)
                                                                 -----------            -----------            -----------

                  GAAP net income                                $19,560,368            $17,666,250            $17,881,592
                                                                 ===========            ===========            ===========

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                          NOTES TO FINANCIAL STATEMENTS


  NOTE 9. STATUTORY NET INCOME and SHAREHOLDERS' EQUITY, DIVIDEND RESTRICTIONS and ACCOUNTING PRACTICES (CONTINUED)

                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 1997 and 1996, follows:

                                                                                         1997                    1996
                                                                                     ------------             ------------

                  Statutory shareholders' equity                                     $ 79,651,074             $ 73,410,532

                  Reconciling items:
                   Asset valuation and interest
                  maintenance reserves                                                 25,578,142               23,909,912
                   Investment valuation differences                                    30,209,060                9,236,050
                   Deferred policy acquisition costs                                   64,567,085               58,026,428
                   Surplus note                                                     (  15,000,000)           (  15,000,000)
                   Policy liabilities and accruals                                      3,444,355                2,073,738
                   Deferred taxes                                                   (  24,409,317)           (  15,614,492)
                   Deferred and uncollected
                   premiums                                                         (   4,235,579)           (   3,952,730)
                   Other, net                                                             574,381                  541,051
                                                                                     ------------             ------------

                  GAAP shareholders' equity                                          $160,379,201             $132,630,489
                                                                                     ============             ============


                  The amount of dividends Erie Family Life, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities. Accordingly, the maximum dividend payout which may be made in 1998 without prior Pennsylvania commissioner approval is $12,924,000. Dividends to shareholders totaled $5,103,008 in 1997.

                  The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules.


NOTE 10.          STOCK SPLIT

                  In May 1996, a three-for-one common stock split was approved by the Company's shareholders effective for shareholders of record May 2, 1996. The par value of each share of the common stock was changed to $.40 per share. The number of authorized shares was increased to 15,000,000 shares and the number of shares issued and outstanding was increased to 9,450,000. All per share data in the accompanying financial statements has been restated to reflect this change.

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1997 ANNUAL
                       REPORT TO SHAREHOLDERS


                          NOTES TO FINANCIAL STATEMENTS


NOTE 11.          UNAUDITED QUARTERLY SUMMARY OF OPERATIONS

                  The following summaries of operations for the four quarters of 1997 and 1996 are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals necessary for a fair presentation of the interim periods presented have been included.

                             First                Second               Third                Fourth
                            Quarter               Quarter              Quarter              Quarter
1997

Policy revenue             $ 8,468,025         $ 8,814,338           $ 8,661,427          $ 9,249,682
Investment income           12,401,283          12,211,491            12,418,846           12,882,672
Realized gain
 on investments                621,782             746,305             2,507,707            1,325,571
Other income                   140,299             185,125               189,902              212,943
                           -----------         -----------           -----------           ----------

  Total revenues           $21,631,389         $21,957,259           $23,777,882          $23,670,868
                           ===========         ===========           ===========          ===========

Income from
 operations                $ 6,586,018         $ 6,997,337           $ 9,057,854          $ 7,562,046

Federal income taxes         2,184,954           2,384,074             3,531,183            2,542,676
                           -----------         -----------           -----------          -----------

  Net income               $ 4,401,064         $ 4,613,263           $ 5,526,671          $ 5,019,370
                           ===========         ===========           ===========          ===========

  Net income
   per share               $      0.47          $      0.49          $      0.58          $      0.53
                           ===========          ===========          ===========          ===========


1996

Policy revenue             $ 7,167,502         $ 7,985,385           $ 7,680,471          $ 8,282,804
Investment income           11,273,287          11,401,321            11,622,874           11,651,487
Realized gain
 on investments                 10,322             762,305               898,400            3,315,870
Other income                   136,492             214,533               126,258              190,927
                           -----------         -----------           -----------          -----------

  Total revenues           $18,587,603         $20,363,544           $20,328,003          $23,441,088
                           ===========         ===========           ===========          ===========

Income from
 operations                $ 4,224,697         $ 6,991,906           $ 6,220,400          $ 9,205,684

Federal income taxes         1,545,891           2,580,512             1,678,397            3,171,637
                           -----------         -----------           -----------          -----------

  Net income               $ 2,678,806         $ 4,411,394           $ 4,542,003          $ 6,034,047
                           ===========         ===========           ===========          ===========

  Net income
   per share               $      0.28         $      0.47           $      0.48          $      0.64
                           ===========         ===========           ===========          ===========
