Form 10-K, Exhibit 13
period 1998-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 1999-03-30
CIK 33416

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA

                                                                          Years Ended December 31
                                        1998                 1997                  1996                1995                1994
OPERATING DATA

Total policy revenue              $   38,238,556       $   35,193,472       $   31,116,162       $   28,073,997      $   24,893,483
Investment & other income             53,088,424           50,642,561           46,617,179           41,519,626          36,100,738
Net realized gains on investments      4,882,586            5,201,365            4,986,897            7,483,798           4,411,334

Total Revenues                    $   96,209,566       $   91,037,398       $   82,720,238       $   77,077,421      $   65,405,555

Benefits & expenses                   62,268,502           60,834,143           56,077,551           50,673,549          38,926,049

Income from operations            $   33,941,064       $   30,203,255       $   26,642,687       $   26,403,872      $   26,479,506

Provision for federal income taxes    11,855,585           10,642,887            8,976,437            8,522,280           9,649,828

Net income                        $   22,085,479       $   19,560,368       $   17,666,250       $   17,881,592      $   16,829,678

Net income per share              $         2.34       $         2.07       $         1.87       $         1.89      $         1.78


FINANCIAL POSITION

Total assets                      $  917,605,628       $  832,533,863       $  740,650,660       $  673,794,161      $  528,632,132

Shareholders' equity              $  182,530,509       $  160,379,201       $  132,630,489       $  128,905,402      $   90,855,581

Book value per share              $        19.32       $        16.97       $        14.03       $        13.64      $         9.61

Dividends declared per share      $         0.60       $         0.54       $         0.50       $        0.453      $         0.40

Average Number of
  Shares Outstanding                   9,450,000            9,450,000            9,450,000            9,450,000           9,450,000

All per share data has been adjusted to give retroactive effect for the three-for-one common stock split effective May 2, 1996.

INCORPORATED BY REFERENCE, PAGE 17 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATION


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 26-36, as they contain important information that is helpful in evaluating the Company's operating results and financial condition.

RESULTS OF OPERATIONS

OVERVIEW

Net income increased to $22,085,479, or $2.34 per share, in 1998 from $19,560,368, or $2.07 per share in 1997, an increase of 12.9 percent. Operating results remained strong as total policy revenue increased by 8.7 percent in 1998. Life insurance in force increased by more than $1.3 billion to almost $13.3 billion at December 31, 1998.

REVENUES

Analysis of Policy Revenue

Life premiums increased $2,905,757, or 8.9 percent, for the year ended December 31, 1998 and $3,788,030, or 13.0 percent, for the year ended December 31, 1997. The growth in total life premiums is a function of growth in the renewal of policies written in prior years. Renewal premiums increased 11.6 percent in 1998 to $28,969,834. New life insurance coverage placed in force during 1998 was $2,562,163,000 compared to $2,224,323,000 in 1997 and $2,129,639,000 in 1996.
Group premiums increased 5.9 percent to $2,505,972 in 1998 and 13.9 percent to $2,366,645 in 1997.

First-year and single universal life and annuity deposits remained relatively constant at $50,820,133 in 1998, $50,675,240 in 1997 and $50,651,063 in 1996.
Total annuity and universal life deposits were $67,420,294, $69,040,378 and $67,716,398 in 1998, 1997 and 1996, respectively. Generally, lower market interest rates and a flattening interest yield curve made fixed annuities relatively less attractive compared to other investment alternatives. Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan, for retired vested Employees receiving benefits,  were  $6,413,460,  $1,992,060  and  $4,894,042  for the  years  ended
December 31, 1998, 1997 and 1996, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty insurance companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totaled $17,883,171, $17,780,582 and $13,504,953 in 1998,
1997 and 1996, respectively.

INCORPORATED BY REFERENCE, PAGES 17 AND 18 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


Analysis of Investment-related Income

Net investment income increased $2,415,051, or 4.8 percent, for the year ended December 31, 1998 and $3,965,323, or 8.6 percent, for the year ended December 31, 1997. The ratio of net investment income to mean invested assets continues to remain steady at 7.2 percent in 1998, compared to 7.5 percent in 1997 and 7.4 percent in 1996. The majority of the increase in income generated by the investment portfolio was due to increased levels of investment from cash flows generated by the Company's operations and by cash from annuity and universal life deposits. Net cash provided in 1998 from annuity deposits and universal life deposits was $34,458,958 and $12,463,714, respectively.

During 1998, 1997 and 1996, the Company generated net realized gains on investments of $4,882,586, $5,201,365 and $4,986,897, respectively, primarily from the sale of equity securities and fixed maturity investments.

BENEFITS AND EXPENSES

Analysis of Policy-related Benefits and Expenses

Net death benefits on life insurance policies declined 23.9 percent in 1998 to $8,459,035, compared to $11,117,175 in 1997 and $9,688,242 in 1996. Mortality
experience is best viewed as a long-term consideration, since short-term fluctuations may significantly influence results. The Company's mortality experience has been good over the past several years and management believes that its underwriting philosophy and practices are sound.

Total interest credited on annuity and universal life deposits increased $2,936,673, or 9.3 percent, for the year ended December 31, 1998 and $3,285,801, or 11.6 percent, for the year ended December 31, 1997. This increase in interest expense was primarily due to new annuity and universal life deposits of $67,420,294 received from Policyholders during 1998 and $69,040,378 received during 1997. At December 31, 1998, annuity deposits accruing interest were $524 million, an increase of 7.1 percent from December 31, 1997, and universal life deposits accruing interest were $81 million, an increase of 18.1 percent from December 31, 1997. The interest rate credited on universal life deposits ranged from 6.25 percent to 7.00 percent. The rate credited on annuity deposits ranged from 5.00 percent to 6.00 percent.

Surrender and other benefits increased by $512,690 to $816,008 for the year ended December 31, 1998 and declined by $744,156 to $303,318 for the year ended December 31, 1997. Surrender and other benefits include life surrender benefits, matured endowments, disability benefits, interest on death benefits and changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. PEGLI is a voluntary reinsurance pool that provides reinsurance coverage to primary insurers who insure Commonwealth of Pennsylvania employees upon their retirement. The CIGNA group administers the plan and provides information to determine each company's share of pool assets and liabilities on a yearly basis. During 1998, the change in the Company's share of the PEGLI pool caused a decrease in benefits of $279,584 compared to a decrease of $904,897 in 1997. The change in the Company's share of the PEGLI pool is subject to fluctuations inherent in the underwriting of life insurance products.

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The 1998 increase in future life policy benefits totaled $4,172,578, compared to $4,538,298 in 1997 and $4,549,404 in
1996. In 1998, the future policy benefit additions, due to increased life insurance in force, were offset by increased credits for reinsurance and a shift in product mix from whole life policies to term policies.

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are capitalized and deferred. These costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. The amortization of deferred policy acquisition costs (DAC) increased $700,589, or 19.0 percent, for the year ended December 31, 1998 and $553,616, or 17.6 percent, for the year ended December 31, 1997. The growth in amortization expense in 1998 and 1997 was affected by a decrease in underlying interest rate assumptions.

INCORPORATED BY REFERENCE, PAGE 18 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

Analysis of Other Expenses

Direct commission costs include new and renewal commissions, and promotional incentives to Agents. These direct commission expenses are offset by ceded commissions received from reinsurers. The reported expense is also affected by the amount of commission expenses capitalized to the DAC. Commissions, which vary with and are related primarily to the production of new business, have been deferred and are capitalized as DAC. Most first-year and incentive commissions and some second-year commissions qualify for deferral as DAC. These costs are being amortized over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue.

Commission expense increased slightly to $1,776,577 in 1998 from $1,765,563 in 1997. Commission expense fell 4.1 percent in 1997 from $1,841,861 in 1996. Ceded reinsurance commissions are netted against commission expense. Ceded commissions totaled $1,653,737 in 1998, $1,462,295 in 1997 and $1,367,873 in 1996.

Company promotional incentives include trips awarded to Agents for selling the Company's products. In 1998, the Company participated in the Erie Insurance Group travel incentive program "Caribbean Classic," where Agents can earn a Caribbean cruise in March, 2000 for meeting certain production goals. The contest period runs from June of 1998 to August of 1999. In 1996, the Company participated in another travel incentive program "California Dreamin'." The estimated cost of these incentive awards, net of deferrals, is included in commission expense.

Operating expenses of the Company are paid by Erie Indemnity Company and reimbursed monthly by the Company. The portion of Erie Insurance Group common overhead expenses attributable to the Company are also reimbursed monthly. These expenses, which consist of salaries and wages, employee benefits, data processing expenses, occupancy costs, and other office and general administrative expenses, comprise a majority of the Company's general expenses. Certain of these expenses of the Company are deferred as policy acquisition costs, including medical inspection and exam fees related to new policy sales, salaries and Employee benefits of underwriting personnel, and incentive awards to sales management for the production of life and annuity business.

General expenses increased $1,186,484, or 18.7 percent, for the year ended December 31, 1998 and $518,815, or 8.9 percent, for the year ended December 31, 1997. The 1998 increase is primarily due to approximately $680,000 of start-up project costs related to new policy administration system (the "Cyberlife" system). There were no Cyberlife system expenses charged to operations in 1997.

Taxes, licenses and fees declined $889,231 to $581,353 in 1998 and $199,013 to $1,470,584 in 1997. The 1998 decrease was a result of a $954,000 refund due the Company from the Pennsylvania Life and Health Insurance Guaranty Association resulting from a recalculation of annuity assessments paid in previous years. The 1997 decrease was due to reduced assessments made by the state life insurance guaranty associations.

INCORPORATED BY REFERENCE, PAGE 19 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


FINANCIAL CONDITION

RESERVE LIABILITIES

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. On December 31, 1998, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

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

At December 31, 1998, the Company's investment portfolio consisting of marketable short-term investments, investment-grade bonds, common stocks and preferred stocks totaled $777 million, or 84.7 percent, of total assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. At December 31, 1998, 78.1 percent of total invested assets were invested in fixed maturities. Preferred stock represents
10.1 percent or $78 million and common stock represents 7.4 percent, or $57 million, of total invested assets at December 31, 1998, while real estate and mortgage loans and other invested assets (primarily investments in real estate and security limited partnership) make up only 3.6 percent of total invested assets. Mortgage loans and real estate investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently, these investments have been kept to a minimum. Invested assets consisted of the following:

                                                   Invested Assets
                                                   (In Thousands)
                                                     December 31,
                                               1998               1997
                                             --------          --------

Fixed maturities available-
      for-sale                               $605,523          $558,177
Equity securities:
Preferred stock                                78,479            92,502
Common stock                                   57,315            28,340
Real estate                                     1,541             1,624
Mortgage loans                                 10,070            10,050
Policy loans                                    6,013             5,100
Other invested assets                          15,941             7,240
                                             --------          --------
   Total invested assets                     $774,882          $703,033
                                             --------          --------

INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


Fixed Maturities

The Company's fixed maturities consist of investments in bonds. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is managed conservatively with the goal of achieving reasonable returns while limiting exposure to risk.


Diversification of Fixed Maturities
at December 31, 1998

                                                            Gross            Gross
                                          Amortized      Unrealized       Unrealized         Carrying
                                            Cost            Gains           Losses             Value
(In Thousands)
U.S. Treasuries and
  government agencies                     $ 20,431         $ 1,360          $   27           $ 21,764
States and political
  subdivisions                               2,056             107               0              2,163
Special revenue                             11,065             783               0             11,848
Public utilities                            70,265           3,731             455             73,541
U. S. banks, trusts and
  insurance companies                      113,543           8,531           1,086             120,988
U. S. industrial and
  miscellaneous                            331,432          17,019           1,202             347,249
Foreign governments-
  agency                                     2,990               0             308               2,682
Foreign industrial
  and miscellaneous                         24,693             908             313              25,288
                                          --------         -------          ------           ---------

Total fixed maturities                    $576,475         $32,439          $3,391           $ 605,523
                                          ========         =======          ======           =========

Fixed maturity investments consist of high-quality, marketable bonds, 98.1 percent or $594 million of which are rated at investment-grade levels (Baa/BBB or better). Included in this investment-grade category are $349 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the National Association of Insurance Commissioners (NAIC). The below investment-grade category consisted of $11.8 million of "medium" quality bonds. None of the bonds are considered "low" quality. All of the securities classified as below-investment-grade are current and in good standing. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1998 and 1997, net unrealized gains on fixed maturities available-for-sale amounted to $18.9 million and $14.6 million, respectively, net of deferred taxes.

INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


Equity Securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the statements of financial position at market value. At December 31, 1998 and 1997, common and nonredeemable preferred stock held by the Company had net unrealized gains of $7.3 million and $5.9 million, net of deferred taxes, respectively. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks are of very high quality and extremely marketable, all of which are of the "highest" or "high" quality, as defined by the NAIC. The common stock portfolio provides liquidity, diversification and income opportunities to meet the earnings objectives of the Company.

Diversification of Equity Securities
at December 31, 1998

                                                            Gross           Gross
                                          Amortized      Unrealized      Unrealized          Carrying
                                            Cost            Gains          Losses              Value
(In Thousands)
Common stock:
  U. S. banks, trusts
    and insurance
    companies                             $  7,254         $ 4,523          $  172           $ 11,605
  U. S. industrial and
    miscellaneous                           40,574          11,751           6,615             45,710
Preferred stock:
  Public utilities                           4,000              40               0              4,040
  U. S. banks, trusts
    and insurance
    companies                               43,057           1,864             151             44,770
  U. S. industrial and
    miscellaneous                           12,951             216             529             12,638
  Foreign banks,
    trusts and insurance
    companies                               12,874             441             384             12,931
  Foreign industrial
    and miscellaneous                        3,900             200               0              4,100
                                          --------         -------          ------           --------

Total equity securities                   $124,610         $19,035          $7,851           $135,794
                                          ========         =======          ======           ========


LIQUIDITY AND CAPITAL RESOURCES

GENERAL CONSIDERATIONS & ANALYSIS

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 1998 was $19,803,314 compared to $14,963,909 in 1997, and $14,480,503 in 1996. The Company's liquidity position remains strong as invested assets increased 10.2 percent to $775 million at December 31, 1998. The majority of invested assets are liquid marketable securities.

INCORPORATED BY REFERENCE, PAGES 21 AND 22 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


Annuity and universal life deposits, which do not appear as revenue on the financial statements, are a source of funds. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue. Annuity and universal life deposits received were $67,420,294 in 1998, $69,040,378 in 1997 and $67,716,398 in 1996.

The Company's commitments for expenditures as of December 31, 1998 are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes, dividends to shareholders and its additional investment in the new policy administration system (Cyberlife). These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities will enable the Company to meet foreseeable cash requirements. The Company has also arranged for a $10 million line of credit with a commercial bank. There were no borrowings under this credit line in 1998, 1997 or 1996.

The Company's actuarial opinion for each year includes the results of an asset adequacy analysis, based primarily on cash flow testing. The testing consisted of 20-year projections of existing business under each of nine different interest rate scenarios. The projected annual gains and market value surplus results were positive under all nine scenarios.

REGULATORY CONSIDERATIONS

Risk-Based Capital

The  Commonwealth of  Pennsylvania  follows the statutory  accounting  practices
(SAP) minimum Risk-Based Capital (RBC) requirements for domestic insurance companies that were developed by the NAIC. The NAIC standard set for measuring RBC is a method of calculating the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by the state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 1998, the Company substantially exceeded the minimum risk-based capital levels that require regulatory action.

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

INCORPORATED BY REFERENCE, PAGES 22 AND 23 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


IMPACT OF RECENT ACCOUNTING STANDARDS

CAPITALIZATION OF INTERNAL USE SOFTWARE COSTS

In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP was effective for fiscal years beginning after December 15, 1998 and provided guidance on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this SOP in the first quarter of 1998. Certain salaries and benefits were capitalized and deferred and will be charged against future operations.

DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires a company to utilize a "management approach" to reporting segment information. The Company currently reports segment information consistent with that of internal management reporting and, as a result, the adoption of this standard has little effect on current presentation of financial statement information.


FACTORS WHICH MAY AFFECT FUTURE RESULTS

GEOGRAPHIC EXPANSION

In addition to its current operating territory, which includes eight states and the District of Columbia, the Company, Erie Insurance Exchange and Erie Insurance Company are licensed to do business in the state of Illinois. The Erie Insurance Group, through these entities, began marketing insurance in Illinois early in 1999. All products currently being marketed in other states will be written in Illinois, subject to the requirements of Illinois law. The expansion into a new operating territory offers the opportunity for premium growth.

FINANCIAL SERVICES DEREGULATION

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

MARKETING CONSIDERATIONS

The Company offers investment products which compete with numerous other investment alternatives commercially available. The Company's ability to attract investors depends in large part on the relative attractiveness of its products compared to those other available products. Factors such as the interest rate environment and the performance of the stock market influence this ability but are not controllable by management.

INVESTMENT OPERATIONS

The Company's portfolio of fixed maturities and equity securities, in particular the common stock portfolio, is subject to the ongoing risks associated with fluctuations in interest rates, the stock market and general business conditions. Past investment results are not indicative of investment performance in future periods. The Company's common stock portfolio of $57.3 million, or 7.4 percent of invested assets, is subject to stock market price volatility that could affect the investment returns from these assets and the Company's operating results.

INCORPORATED BY REFERENCE, PAGES 23 AND 24 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

YEAR 2000 READINESS DISCLOSURE

Erie Family Life Insurance Company is dependent on electronic processing and information systems to conduct business. Like all companies with such dependencies, the Company is continually faced with significant decisions and technology challenges. Among these challenges is the so-called "Year 2000 Issue," the inability of many computer systems to recognize dates beginning with the year 2000 and beyond. The Year 2000 Issue presents a profound risk management issue which is perhaps more pervasive than any previous issue faced by businesses of all types. To effectively manage the risks associated with the Year 2000 Issue, management has taken measures designed to reduce exposure to business interruption.

The effect of the Year 2000 Issue cannot be measured exactly with certainty and any forecasts about the effect of the Year 2000 Issue and remediation projections are necessarily forward-looking statements and are subject to the risks and uncertainties noted on page 24.

Company's State of Readiness

Exposure to systems failure is a risk faced by the Company every day. Unlike these other risks, the date change to the Year 2000 is predictable. Efforts to mitigate the Company's exposure through effective identification, remediation and contingency planning at the Company are organized and being conducted on all major business processes to minimize the risks.

To assure that the Company effectively addresses this risk at all levels of the organization, management has in place a structure that provides oversight of Year 2000 risk management activities being conducted within the major business units of the Company. Oversight by Executive and Senior Management is being facilitated through a dedicated project office. This office, (the "Y2K Office") works in consultation with each business unit to assure consistency and adequacy of risk management activities and to collect companywide project status and cost information.

Within each key business unit, each key business process is being evaluated to assure that underlying systems and components exposed to potential Year 2000 failure are appropriately identified and addressed. Underlying system components include internal operating systems (hardware and software), infrastructure elements, including non-information technology components and systems, communications systems and devices, internally developed mainframe applications, personal computer hardware and software, external parties and providers and peripheral devices.

Each of the underlying components supporting key business processes were identified and mission critical business processes were prioritized during 1998. Priority was assigned based on the relative importance of the component to the business process and based on the importance of the business process relative to other business processes.

Efforts to remediate non-compliant internal components began in January of 1999 and are continuing throughout the first quarter of 1999. It is estimated that the total effort for all remediation, including application reviews conducted in 1998, will amount to approximately 1000 hours. Management estimates that approximately 300 hours of programming effort remains to be completed during 1999, which the Company believes to be insignificant.

As individual components are being re-coded, component functionality is being tested prior to placing remediated systems into production. To supplement component testing and to provide a greater degree of assurance that our business functions will be uninterrupted, full systems Year 2000 simulation testing is planned for March, April and May of 1999. Full systems testing will entail simultaneous testing of the underlying components necessary to support key business processes. This effort incorporates key third parties with which we are coordinating our testing efforts. As testing progresses, each business unit is consulting with the Y2K Office to develop contingency plans to address the possibility of component or business process failures. The extent of contingency planning will be responsive to the risk of failure and the relative importance of the component or business process. Contingency planning is addressing both business continuity and system recovery.

Cost to Address Year 2000 Issues

Based upon known factors and the measures taken to date, management does not anticipate significant future costs in order to address the Year 2000 Issue. Costs anticipated include personnel costs (to test internal systems, test external party interfaces, develop contingency plans and replace software and hardware devices that are not Year 2000 compliant) and personal computer software and hardware replacement costs. Costs that have been incurred to date have been charged to operations as incurred. Estimates of both the cost incurred to date and future costs are not material to the financial position and results of operations of the Company. Management believes the cost (if any) to replace non-compliant software and hardware will be insignificant.

INCORPORATED BY REFERENCE, PAGES 24 AND 25 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

During the first quarter of 1999, Erie Indemnity Company engaged consultants from an international professional services firm to prepare a Y2K project methodology evaluation. The Y2K project of the Company is included in the engagement. The consultants recommendations concerning certain aspects of our project methodology and remediation, testing and planning effort, have been incorporated into our Y2K program. Approximately $25,000 of consulting fees will be borne by Erie Family Life in 1999.

Risk of the Company's Year 2000 Issues

The proper functioning of the Company's computer systems and applications is critical to the continued operations of the Company. By systematically addressing the Year 2000 Issue, the costs and uncertainty associated with it have been reduced significantly. Management believes that all critical business process systems and applications will be Year 2000 compliant sufficiently in advance of January 1, 2000 and, therefore, will not adversely affect the operations of the Company.

It is possible that certain key external parties will certify their systems as year 2000 compliant when in fact they are not. The inability of the Company to respond to uncontrollable circumstances is always a concern. For example, if numerous key third parties are unable to support the operations of the Company, operations could be adversely affected. The Company, as part of overall risk management, will be preparing contingency plans during 1999 in response to the possibility of key third party failure. Management does not anticipate these scenarios as having a greater than remote possibility of occurrence.

Company's Contingency Plans if a Vendor or the Company fail to Address Year 2000 Issues

This risk described above will be addressed through contingency planning. The level of contingency planning will be commensurate with the relative importance of the external party to the operations of the Company and the relative risk that the party will be unable to operate satisfactorily in 2000. Such contingency plans are being developed and will be finalized during the first nine months of 1999.

The statements herein are forward-looking statements containing the beliefs of management that involve risks and uncertainties. These risks and uncertainties include, but are not limited to, human or mechanical errors in correcting Year 2000 issues; incorrect or improper (intentional or otherwise) representations by third parties as to their compliance or remediation efforts; the failure of third parties to follow through on their remediation efforts and the inability to identify and/or locate processing chips that are subject to Year 2000 problems.


MARKET FOR THE REGISTRANT'S
COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Currently there is no market on which the Registrant's stock is traded. The Company had 1,108 shareholders of record of common stock on December 31, 1998.


Date Dividends Declared                           Dividends per Share Declared

February 17, 1998                                            $  .150
April 28, 1998                                                  .150
June 15, 1998                                                   .150
September 16, 1998                                              .150
                                                             -------
                                                             $  .600

March 5, 1997                                                $  .135
April 29, 1997                                                  .135
June 17, 1997                                                   .135
September 15, 1997                                              .135
                                                             -------
                                                             $  .540


"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Statements contained herein expressing the beliefs of management such as those contained in the "Benefits and Expenses," "Liquidity and Capital Resources," "Investments," "Factors Which May Affect Future Results," and the "Year 2000 Readiness Disclosure" sections hereof, and the other statements which are not historical facts contained in this report, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include but are not limited to: legislative, judicial, and regulatory changes, the impact of competitive products and pricing, product development, geographic spread of risk, catastrophic events, better (or worse) mortality rates, securities market fluctuations and technological difficulties and advancements.

                       Index to Graphs included in the Investment Section
                          of The Management's Discussion and Analysis

Graph #1               DISTRIBUTION OF INVESTED ASSETS
                       at December 31, 1998


                       Fixed Maturities - Available For Sale           78%
                       Preferred Stocks                                10%
                       Common Stocks                                    7%
                       Other Invested Assets                            2%
                       Mortgage Loans                                   1%
                       Policy Loans                                     1%
                       Real Estate                                      1%


Graph #2               DIVERSIFICATION OF FIXED MATURITIES
                       at December 31, 1998 - Carrying/Market Value

                       U.S. Industrial & Miscellaneous                 57%
                       U.S. Banks, Trusts and Insurance Companies      20%
                       Public Utilities                                12%
                       Foreign Industrial & Miscellaneous               4%
                       U.S. Treasuries & Government Agencies            3%
                       Special Revenue                                  2%
                       Foreign Government Agencies                      1%
                       States & Political Subdivisions                  1%



Graph #3               QUALITY*  OF BOND PORTFOLIO
                       at December 31, 1998 - Carrying/Market Value

                          A/A                                          40%
                        Baa/BBB                                        33%
                         Aa/AA                                         17%
                        Aaa/AAA                                         8%
                         Ba/BB                                          2%

        * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4               DIVERSIFICATION OF EQUITY SECURITIES
                       at December 31, 1998 - Carrying/Market Value


                       (2) U.S. Banks & Insurance                      33%
                       (1) U.S. Industrial & Miscellaneous             34%
                       (2) Foreign Banks & Insurance                   10%
                       (2) U.S. Industrial & Miscellaneous              9%
                       (1) U.S. Banks & Insurance                       8%
                       (2) Foreign Industrial & Miscellaneous           3%
                       (2) Public Utilities                             3%


                       (1)  Common Stock
                       (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying statements of financial position of Erie Family Life Insurance Company as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




/s/ Brown Schwab Bergquist & Co.




Erie, Pennsylvania
February 16, 1999

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 1998 and 1997


   ASSETS                                                                    1998                    1997
                                                                         ------------            ------------
Investments:
  Fixed maturities at fair value
    (amortized cost of $576,475,130
     and $535,792,641, respectively)                                     $605,523,237            $558,177,487
  Equity securities at fair value
    (cost of $124,609,940 and
    $111,786,894, respectively)                                           135,793,710             120,841,893
  Real estate                                                               1,541,445               1,624,306
  Policy loans                                                              6,013,130               5,099,671
  Real estate mortgage loans                                               10,070,394              10,049,733
  Other invested assets                                                    15,940,561               7,240,282
                                                                         ------------            ------------

          Total investments                                              $774,882,477            $703,033,372

Cash and cash equivalents                                                  44,808,427              42,287,398
Premiums receivable from policyholders                                      3,830,625               3,471,385
Reinsurance recoverable                                                       568,521                 350,837
Other receivables                                                             355,067                 182,711
Accrued investment income                                                  10,282,002              10,273,259
Deferred policy acquisition costs                                          70,916,261              64,567,085
Reserve credit for reinsurance ceded                                        5,994,390               5,041,530
Prepaid federal income taxes                                                        0                 146,984
Other assets                                                                5,967,858               3,179,302
                                                                         ------------            ------------

          Total assets                                                   $917,605,628            $832,533,863
                                                                         ============            ============

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS



   LIABILITIES AND SHAREHOLDERS' EQUITY                                      1998                    1997
                                                                          -----------             -----------
LIABILITIES
  Policy liabilities and accruals:
    Future life policy benefits                                          $ 64,539,220            $ 59,413,782
    Policy and contract claims                                              1,801,030               2,049,677
    Annuity deposits                                                      524,122,492             489,444,701
    Universal life deposits                                                81,354,026              68,890,312
    Supplementary contracts not
      including life contingencies                                            607,094                 825,927
  Other policyholder funds                                                  8,166,371               6,595,330
  Federal income taxes payable                                                612,272                       0
  Deferred income taxes                                                    31,252,214              24,409,317
  Reinsurance premium due                                                     301,487                 424,745
  Accounts payable and accrued
    expenses                                                                4,215,186               2,668,688
  Note payable to Erie Indemnity Company                                   15,000,000              15,000,000
  Due to affiliate                                                          1,686,227               1,156,431
  Dividends payable                                                         1,417,500               1,275,752
                                                                         ------------            ------------

          Total liabilities                                              $735,075,119            $672,154,662
                                                                         ------------            ------------


SHAREHOLDERS' EQUITY
  Common stock, $.40 par value
    per share; authorized
    15,000,000 shares;
    9,450,000 shares issued
    and outstanding                                                      $  3,780,000            $  3,780,000
  Additional paid-in capital                                                  630,000                 630,000
  Accumulated other comprehensive income                                   26,171,727              20,435,901
  Retained earnings                                                       151,948,782             135,533,300
                                                                         ------------            ------------

          Total shareholders' equity                                     $182,530,509            $160,379,201
                                                                         ------------            ------------
          Total liabilities and
            shareholders' equity                                         $917,605,628            $832,533,863
                                                                         ============            ============

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                                         ERIE FAMILY LIFE INSURANCE COMPANY

                                              STATEMENTS OF OPERATIONS
                                    Years Ended December 31, 1998, 1997 and 1996

                                                       1998                    1997                   1996
                                                   -----------             -----------             -----------
REVENUES
  Policy
    Life premiums                                  $35,732,584             $32,826,827             $29,038,797
    Group premiums                                   2,505,972               2,366,645               2,077,365
                                                   -----------             -----------             -----------

    Total policy
      revenue                                      $38,238,556             $35,193,472             $31,116,162

  Net investment income                             52,329,343              49,914,292              45,948,969
  Net realized gains on
    investments                                      4,882,586               5,201,365               4,986,897
  Other income                                         759,081                 728,269                 668,210
                                                   -----------             -----------             -----------

    Total revenues                                 $96,209,566             $91,037,398             $82,720,238

BENEFITS AND EXPENSES
  Death benefits                                   $ 8,459,035             $11,117,175             $ 9,688,242
  Interest on annuity
    deposits                                        29,869,646              27,663,157              25,108,877
  Interest on universal
    life deposits                                    4,652,656               3,922,472               3,190,951
  Surrender and other
    benefits                                           816,008                 303,318               1,047,474
  Increase in future life
    policy benefits                                  4,172,578               4,538,298               4,549,404
  Amortization of deferred
    policy acquisition
    costs                                            4,395,555               3,694,966               3,141,350
  Commissions                                        1,776,577               1,765,563               1,841,861
  General expenses                                   7,545,094               6,358,610               5,839,795
  Taxes, licenses
    and fees                                           581,353               1,470,584               1,669,597
                                                    ----------             -----------             -----------

    Total benefits
      and expenses                                 $62,268,502             $60,834,143             $56,077,551
                                                   -----------             -----------             -----------

    Income from
      operations                                   $33,941,064             $30,203,255             $26,642,687

Provision for federal income
  taxes                                             11,855,585              10,642,887               8,976,437
                                                   -----------             -----------             -----------

    Net income                                     $22,085,479             $19,560,368             $17,666,250
                                                   -----------             -----------             -----------


    Net income per
      share                                        $      2.34             $      2.07             $      1.87
                                                   ===========             ===========             ===========

See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 1998, 1997 and 1996


                                                      Total
                                                   Shareholders'         Comprehensive           Retained
                                                      Equity                 Income              Earnings
Balance, January 1, 1996                           $128,905,402                                $108,134,698
Comprehensive income
  Net income                                         17,666,250          $ 17,666,250            17,666,250
  Other comprehensive loss,
    net of tax
    Unrealized holding losses
      arising during year                         (   5,974,672)        (   5,974,672)
    Less:  reclassification
      adjustment for gains
      included in net income                      (   3,241,483)        (   3,241,483)
                                                                         ------------
    Other comprehensive loss,
      net of tax                                                        (   9,216,155)
                                                                         ------------
Comprehensive income                                                     $  8,450,095
                                                                         ============
Dividends declared,
  $.50 per share                                  (   4,725,008)                              (   4,725,008)
                                                   ------------                                ------------
Balance, December 31, 1996                         $132,630,489                                $121,075,940
                                                   ------------                                ------------

Comprehensive income
  Net income                                         19,560,368          $ 19,560,368            19,560,368
  Other comprehensive income,
    net of tax
    Unrealized holding gains
      arising during year                            16,672,239            16,672,239
    Less:  reclassification
      adjustment for gains
      included in net income                      (   3,380,887)        (   3,380,887)
                                                                         ------------
    Other comprehensive income,
      net of tax                                                           13,291,352
                                                                         ------------
Comprehensive income                                                     $ 32,851,720
                                                                         ============
Dividends declared,
  $.54 per share                                  (   5,103,008)                              (   5,103,008)
                                                   ------------                                ------------
Balance, December 31, 1997                         $160,379,201                                $135,533,300
                                                   ------------                                ------------

Comprehensive income
  Net income                                         22,085,479          $ 22,085,479            22,085,479
  Other comprehensive income,
    net of tax
    Unrealized holding gains
      arising during year                             8,909,507             8,909,507
    Less:  reclassification
      adjustment for gains
      included in net income                      (   3,173,681)        (   3,173,681)
                                                                         ------------
    Other comprehensive income,
      net of tax                                                            5,735,826
                                                                         ------------
Comprehensive income                                                     $ 27,821,305
                                                                         ============
Dividends declared,
  $.60 per share                                  (   5,669,997)                              (   5,669,997)
                                                   ------------                                ------------
Balance, December 31, 1998                         $182,530,509                                $151,948,782
                                                   ============                                ============


INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                 STATEMENTS OF SHAREHOLDERS' EQUITY - CONTINUED
                  Years Ended December 31, 1998, 1997 and 1996

                                                   Accumulated
                                                      Other
                                                  Comprehensive             Common             Additional
                                                      Income                Stock            Paid-in Capital
Balance, January 1, 1996                           $16,360,704           $ 3,780,000           $  630,000
Comprehensive income
  Net income
  Other comprehensive loss,
    net of tax
    Unrealized holding losses
      arising during year
    Less:  reclassification
      adjustment for gains
      included in net income

    Other comprehensive loss,
      net of tax                                  (  9,216,155)

Comprehensive income

Dividends declared,
  $.50 per share
                                                   ------------          ------------          -----------
Balance, December 31, 1996                         $ 7,144,549           $ 3,780,000           $  630,000
                                                   ------------          ------------          -----------

Comprehensive income
  Net income
  Other comprehensive income,
    net of tax
    Unrealized holding gains
      arising during year
    Less:  reclassification
      adjustment for gains
      included in net income

    Other comprehensive income,
      net of tax                                    13,291,352

Comprehensive income

Dividends declared,
  $.54 per share
                                                   ------------          ------------          -----------
Balance, December 31, 1997                         $20,435,901           $ 3,780,000           $  630,000
                                                   ------------          ------------          -----------

Comprehensive income
  Net income
  Other comprehensive income,
    net of tax
    Unrealized holding gains
      arising during year
    Less:  reclassification
      adjustment for gains
      included in net income

    Other comprehensive income,
      net of tax                                     5,735,826

Comprehensive income

Dividends declared,
  $.60 per share
                                                   ------------          ------------          -----------
Balance, December 31, 1998                         $26,171,727           $ 3,780,000           $  630,000
                                                   ============          ============          ===========


See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                           STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998, 1997 and 1996


                                                                     1998                  1997                  1996
                                                                  -----------           -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                       $22,085,479           $19,560,368           $17,666,250
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Net amortization of
    bond and mortgage
    premium                                                           451,675             1,294,213               733,881
   Amortization of deferred
    policy acquisition
    costs                                                           4,395,555             3,694,966             3,141,350
   Real estate depreciation                                            82,861                86,023                86,066
   Deferred federal
    income tax expense                                              3,754,376             1,637,944             3,597,781
   Realized gains on
    investments                                                  (  4,882,586)         (  5,201,365)         (  4,986,897)
 Increase in premiums
  receivable                                                     (    359,240)         (    497,080)         (    272,727)
 (Increase) decrease in
  other receivables                                              (    172,356)              384,505          (    312,542)
 Increase in accrued
  investment income                                              (      8,743)         (    481,164)         (    747,959)
 Policy acquisition costs
  deferred                                                       ( 10,744,731)         ( 10,235,623)         ( 10,405,486)
 (Increase) decrease in
  other assets                                                   (  2,788,553)            1,497,906          (  1,667,895)
 Increase in reinsurance
  receivables and reserve
  credits                                                        (  1,170,544)         (    979,877)         (    662,786)
 Increase in future life
  policy benefits and
  claims                                                            4,876,791             5,726,494             6,071,200
 Increase in other
  policyholder funds                                                1,571,041               832,059               524,374
 (Decrease) increase in
  reinsurance premium due                                        (    123,258)              221,547          (    157,280)
 Increase (decrease) in
  federal income taxes
  payable                                                             759,254          (    833,337)              424,882
 Increase (decrease) in
  accounts payable and
  due to affiliate                                                  2,076,293          (  1,743,670)            1,448,291
                                                                  -----------           -----------           -----------
    Net cash provided by
      operating activities                                        $19,803,314           $14,963,909           $14,480,503
                                                                  -----------           -----------           -----------







See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                      STATEMENTS OF CASH FLOWS - CONTINUED
                  Years Ended December 31, 1998, 1997 and 1996


                                                                     1998                   1997                  1996
                                                                 -------------          ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of investments:
  Fixed maturities                                               ($138,281,886)        ($ 76,210,662)         ($149,403,614)
  Equity securities                                              (  61,357,377)        (  38,955,248)         (  18,394,580)
  Mortgage loans                                                 (     159,612)        (   1,222,745)         (   2,752,196)
  Other invested assets                                          (   9,537,131)        (     856,802)         (   3,170,391)
 Sales/maturities of investments:
  Fixed maturities                                                  98,876,751            49,662,504             41,270,911
  Equity securities                                                 51,508,703            42,920,903             37,128,238
  Other invested assets                                              1,047,998               403,747                478,885
 Principal payments received
  on mortgage loans                                                    139,309               129,123              1,026,426
 Loans made to policyholders                                     (   1,549,153)        (   1,373,918)         (   1,317,369)
 Payments received on
  policy loans                                                         635,693               655,904                630,242
                                                                  ------------          ------------           ------------

    Net cash used in
     investing activities                                        ($ 58,676,705)        ($ 24,847,194)         ($ 94,503,448)
                                                                  ------------          ------------           ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in annuity
  deposits and
  supplementary contracts                                        $  34,458,958          $ 38,861,367          $  45,189,708
 Increase in universal
  life deposits                                                     12,463,714            12,033,722             10,884,748
 Dividends paid to
  shareholders                                                   (   5,528,252)        (   5,008,508)        (    4,614,756)
                                                                  ------------          ------------          -------------

    Net cash provided by
     financing activities                                         $ 41,394,420          $ 45,886,581          $  51,459,700
                                                                  ------------          ------------          -------------

Net increase (decrease) in cash
 and cash equivalents                                             $  2,521,029          $ 36,003,296         ($  28,563,245)
Cash and cash equivalents at
 beginning of year                                                  42,287,398             6,284,102             34,847,347
                                                                  ------------          ------------          -------------
Cash and cash equivalents at
 end of year                                                      $ 44,808,427          $ 42,287,398          $   6,284,102
                                                                  ============          ============          =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the
    year for:
    Interest                                                      $    967,500          $    967,500          $     971,154
    Income taxes                                                  $  7,341,952          $  9,838,280          $   4,953,774








See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

        All amounts are in thousands  of dollars,  except per share data.


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

                The  Company  is owned  21.6% by the Erie  Indemnity  Company
                (EIC) and  52.2% by the Erie  Insurance Exchange (Exchange).

                EIC is the attorney-in-fact for the Exchange. Operating expenses of the Company are paid by EIC. The Company reimburses EIC for direct expenses and share of common expenses. The Company also sells a significant amount of annuities to affiliated companies of the Erie Insurance Group.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES


              Basis of presentation

                The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that differ from statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities.

              Reclassifications

                Certain  amounts   reported  in  the  1997  and  1996  financial
                statements have been reclassified to conform to the current year's financial statement presentation.

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

                The development of liabilities for future policy benefits for the Company's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense, and investment experience. Such estimates are primarily based on historical experience and, future expectations of mortality, morbidity, expense, persistency, and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              Investments

                 Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist primarily of common and nonredeemable preferred stocks while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income and shareholders' equity. There are no securities classified as "trading" securities or "held-to-maturity" securities.

                 Realized gains and losses on sales of investments, including losses from declines in value of specific securities determined by management to be other-than-temporary, are recognized in income on the specific identification method. Interest and dividend income is recorded as earned.

                 Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. A valuation allowance would be provided for impairment in net realizable value based on periodic valuations.

                 Other invested assets (primarily investments in real estate and security limited partnerships) are recorded under the equity method of accounting.

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

              Recognition of premium revenues and losses

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

INCORPORATED BY REFERENCE, PAGES 31 AND 32 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

                 Deferred policy acquisition costs are summarized as follows:

                                                                     1998                  1997                 1996
                                                                    -------               -------               -------
                         Balance at
                          beginning
                          of year                                   $64,567               $58,026               $50,762
                         Additions                                   10,745                10,236                10,405
                         Amortization                              (  4,396)             (  3,695)             (  3,141)
                                                                    -------               -------               -------

                         Balance at end
                          of year                                   $70,916               $64,567               $58,026
                                                                    =======               =======               =======

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

                 Annuities are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 1998, annuity deposits earned interest at rates ranging from 5% to 6%. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

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

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  Assessments are recognized when they are imposed or information indicates it is probable one will be imposed, and an event obligating the Company has occurred and the amount is reasonably estimated. When the assessment is subject to credit against future premium taxes and judged to be recoverable, it may be capitalized and amortized on a basis consistent with the credits to be realized under applicable state law. The Company's estimated liability for guaranty fund and other assessments at December 31, 1998 and 1997 totaled $14 and $214, respectively.

              Reinsurance

                 The Statements of Operations are reflected net of reinsurance activities. Gross revenue and benefits and expenses incurred are reduced for amounts expected to be recovered under reinsurance agreements. Reinsurance transactions are recorded "gross" on the Statements of Financial Position.

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

              Software development costs

                  In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provided guidance on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this SOP in the first quarter of 1998. Software development costs totaling $1,002 or $0.11 per share in 1998 were capitalized and included in other assets. These costs will be amortized on a straight-line basis over the expected life of the product when the software is ready for its intended use.

              Year 2000 costs

                  Costs   related  to  Year  2000   programming,   testing   and
                  contingency planning are charged to operations as incurred.

              Comprehensive income

                  The Company adopted the provisions of the Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income," in 1998. Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The Company began displaying comprehensive income in the first quarter of 1998 and has displayed accumulated comprehensive income in the Statements of Shareholders' Equity at December 31, 1998. Prior year amounts have been restated to reflect this change.

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


              Disclosure about segments of an enterprise

                 In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires a company to utilize a "management approach" to reporting segment information. The Company currently reports segment information consistent with that of internal management reporting and, as a result, the adoption of this standard has little effect on current presentation of financial statement information.

              Earnings per share

                 Earnings per share  amounts are based on the  weighted  average
                 number  of  common  shares   outstanding  during  each  of  the
                 respective years.

NOTE 3.  INVESTMENTS

                Net investment income consists of the following for the years ended December 31:

                                                                     1998                  1997                 1996
                                                                    -------               -------              -------
                Fixed maturities                                    $42,068               $39,466              $35,300
                Equity securities                                     8,120                 8,942               10,168
                Other                                                 3,668                 2,919                1,879
                                                                    -------               -------              -------

                Total investment income                             $53,856               $51,327              $47,347
                Investment expense                                    1,527                 1,413                1,398
                                                                    -------               -------              -------

                Net investment income                               $52,329               $49,914              $45,949
                                                                    =======               =======              =======

                Realized gains and losses on investments reflected in operations were as follows for the years ended December 31:

                                                                     1998                  1997                 1996
                                                                    ------                ------               ------
                Realized gains:
                  Fixed maturities                                  $1,936                $1,264               $  778
                  Equity securities                                  3,657                 4,466                4,911
                  Other, net                                           180                     0                    0
                                                                    ------                ------               ------

                  Total gains                                       $5,773                $5,730               $5,689
                                                                    ------                ------               ------

                Realized losses:
                  Fixed maturities                                  $  207                $  353               $  326
                  Equity securities                                    683                   176                  376
                                                                    ------                ------               ------

                  Total losses                                      $  890                $  529               $  702
                                                                    ------                ------               ------

                  Net realized gains on
                    investments                                     $4,883                $5,201               $4,987
                                                                    ======                ======               ======

INCORPORATED BY REFERENCE, PAGE 33 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

              The following tables summarize the cost and market value of securities at December 31, 1998 and 1997 based on current year classifications.


                                                             Gross              Gross
                                        Amortized          Unrealized         Unrealized         Estimated
                                          Cost               Gains              Losses           Fair Value
December 31, 1998
Fixed Maturities:
U. S. treasuries and                     $ 20,431           $ 1,360            $    27            $ 21,764
 government agencies
States and political
 subdivisions                               2,056               107                  0               2,163
Special revenue                            11,065               783                  0              11,848
Public utilities                           70,265             3,731                455              73,541
U. S. banks, trusts
 and insurance companies                  113,543             8,531              1,086             120,988
U. S. industrial
 and miscellaneous                        331,432            17,019              1,202             347,249
Foreign governments-
 agency                                     2,990                 0                308               2,682
Foreign industrial
 and miscellaneous                         24,693               908                313              25,288
                                          -------           -------            -------             -------

Total fixed
 maturities                              $576,475           $32,439            $ 3,391            $605,523
                                         ========           =======            =======            ========


Equity Securities:
Common stock:
 U. S. banks, trusts
  and insurance companies                $  7,254           $ 4,523            $   172            $ 11,605
 U. S. industrial and
  miscellaneous                            40,574            11,751              6,615              45,710
Non-redeemable
 preferred stock:
 Public utilities                           4,000                40                  0               4,040
 U. S. banks, trusts and
  insurance companies                      43,057             1,864                151              44,770
 U. S. industrial and
  miscellaneous                            12,951               216                529              12,638
 Foreign banks, trusts
  and insurance
  companies                                12,874               441                384              12,931
 Foreign industrial
  and miscellaneous                         3,900               200                  0               4,100
                                         --------           -------            -------            --------

Total equity
 securities                              $124,610           $19,035            $ 7,851            $135,794
                                         ========           =======            =======            ========
Total available-for-sale
 securities                              $701,085           $51,474            $11,242            $741,317
                                         ========           =======            =======            ========

INCORPORATED BY REFERENCE, PAGE 33 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

                                                             Gross              Gross
                                         Amortized        Unrealized         Unrealized          Estimated
                                            Cost             Gains             Losses            Fair Value
December 31, 1997
Fixed Maturities:
U. S. treasuries and
 government agencies                     $ 31,787           $ 1,271            $  302             $ 32,756
States and political
 subdivisions                               2,058               155                 0                2,213
Special revenue                            14,210             1,106                 0               15,316
Public utilities                           80,491             3,097               842               82,746
U. S. banks, trusts and
 insurance companies                       99,820             6,051               287              105,584
U. S. industrial and
 miscellaneous                            285,565            12,661               636              297,590
Foreign governments-
 agency                                     2,988                 0               641                2,347
Foreign banks, trusts
 and insurance
 companies                                  5,000                99                 0                5,099
Foreign industrial
  and miscellaneous                        13,874               652                 0               14,526
                                         --------           -------            ------             --------

Total fixed
  maturities                             $535,793           $25,092            $2,708             $558,177
                                         ========           =======            ======             ========

Equity Securities:
Common stock:
  U. S. banks, trusts
    and insurance
    companies                            $    731           $   209            $    0             $    940
  U. S. industrial and
    miscellaneous                          27,648             3,116             3,364               27,400

Non-redeemable
  preferred stock:
  Public utilities                          4,000                50                 0                4,050
  U. S. banks, trusts
    and insurance
    companies                              55,302             7,003               122               62,183
  U. S. industrial and
    miscellaneous                          12,441             1,815                15               14,241
  Foreign banks, trusts
    and insurance
    companies                               7,765               365               162                7,968
  Foreign industrial
    and miscellaneous                       3,900               160                 0                4,060
                                         --------           -------            ------             --------

Total equity
  securities                             $111,787           $12,718            $3,663             $120,842
                                         ========           =======            ======             ========
Total available-for-sale
  securities                             $647,580           $37,810            $6,371             $679,019
                                         ========           =======            ======             ========

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.  INVESTMENTS (CONTINUED)

                The following is a summary of fixed maturities at December 31, 1998, by remaining term to contractual maturity:

                                                                                     Amortized        Estimated
                                                                                        Cost          Fair Value
                  Due in one year or less                                             $ 10,003         $ 10,024
                  Due after one year through five years                                137,651          139,668
                  Due after five years through ten years                               118,948          121,958
                  Due after ten years                                                  309,873          333,873
                                                                                      --------         --------

                                                                                      $576,475         $605,523
                                                                                      ========         ========

                Bonds having a fair value of $2,056 at December 31, 1998 were on deposit with various regulatory authorities as required by law. Fixed maturities (bonds) having a fair value of $6,993 are pledged as collateral on a $10,000 line of credit with a bank. There were no borrowings outstanding on the line during December 31, 1998 and 1997.

                Net unrealized gains and losses on investments are credited to or charged directly to other comprehensive income. At December 31, 1998, net unrealized gains on investment securities of $26,172 consisted of $51,506 in unrealized gains less $11,242 in unrealized losses and deferred taxes of $14,092.

                Changes in unrealized gains include the following for the years ended December 31:

                                                                     1998                  1997                  1996
                                                                    ------                -------               ------
                Equity securities                                   $2,129                $ 3,966              $ 4,528
                Fixed maturities                                     6,664                 16,482             ( 18,707)
                Other invested assets                                   31                      0                    0
                Deferred federal
                  income taxes                                     ( 3,088)              (  7,157)               4,963
                                                                    ------                -------               ------

                  Increase (decrease)
                    in unrealized
                    gains                                           $5,736                $13,291              ($9,216)
                                                                    ======                =======               ======

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 4.         LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                                     1998                  1997                  1996
                                                                    ------                -------               ------
                Balance at January 1                                $2,050                $ 1,703               $  897
                Less reinsurance
                  recoverables                                     (   163)              (    133)             (   136)
                Less unpaid matured
                  endowments                                             0                      0              (    16)
                                                                    ------                -------               ------

                Net balance at January 1                            $1,887                $ 1,570               $  745

                Total death claims
                  incurred                                           8,459                 11,117                9,688
                Total death claims paid,
                  net of reinsurance
                  recoveries                                         8,994                 10,800                8,863
                                                                    ------                -------               ------

                Net balance at
                  December 31                                       $1,352                $ 1,887               $1,570
                Plus reinsurance
                  recoverables                                         449                    163                  133
                                                                    ------                -------               ------

                Balance at December 31                              $1,801                $ 2,050               $1,703
                                                                    ======                =======               ======

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5.         LIFE PREMIUMS AND ANNUAL ANNUITY & UNIVERSAL LIFE DEPOSITS

                Premiums on life insurance contracts and deposits on annuity and universal life contracts are summarized as follows:

                                                                     1998                  1997                  1996
                                                                    -------               -------               -------
                      Life insurance
                        premiums:
                           First year                               $ 6,763               $ 6,861               $ 6,506
                           Renewal                                   28,970                25,966                22,533
                                                                    -------               -------               -------

                                                                    $35,733               $32,827               $29,039
                                                                    =======               =======               =======

                         Annuity & universal
                           life deposits, net
                           of loading:
                           First year
                             and single                             $50,820               $50,675               $50,651
                           Renewal                                   16,600                18,365                17,065
                                                                    -------               -------               -------

                                                                    $67,420               $69,040               $67,716
                                                                    =======               =======               =======

                Annuity deposits in 1998, 1997 and 1996 included $6,413, $1,992 and $4,894, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to affiliated property and casualty companies of the Erie Insurance Group totaled $17,883, $17,781 and $13,505, in 1998, 1997 and 1996,
                respectively.


NOTE 6.         FEDERAL INCOME TAXES

                The provision for federal income taxes consists of the following for the years ended December 31:

                                                                     1998                  1997                  1996
                                                                    -------               -------               ------
                Current                                             $ 8,101               $ 9,005               $ 5,378
                Deferred                                              3,755                 1,638                 3,598
                                                                    -------               -------               -------

                                                                    $11,856               $10,643               $ 8,976
                                                                    =======               =======               =======

                A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                                     1998                  1997                  1996
                                                                    -------               -------               ------
                Federal income taxes
                  at statutory rates                                $11,879               $10,571               $9,325
                Dividends received
                  deduction and
                  tax-exempt interest                              (    182)             (    299)             (   772)
                Other                                                   159                   371                  423
                                                                    -------               -------               ------

                Provision for federal
                  income taxes                                      $11,856               $10,643               $8,976
                                                                    =======               =======               ======

INCORPORATED BY REFERENCE, PAGES 34 AND 35 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 6.         FEDERAL INCOME TAXES (CONTINUED)

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities which give rise to deferred tax liabilities are as follows:

                                                                          December 31,
                                                                     1998              1997
                                                                    -------           -------
                Deferred policy acquisition costs                   $21,523           $19,563
                Liability for future life and
                  annuity policy benefits                          (  6,117)         (  7,218)
                Unrealized gains                                     14,092            11,004
                Other                                                 1,754             1,060
                                                                    -------           -------

                         Deferred income tax liability              $31,252           $24,409
                                                                    =======           =======


                A  reconciliation   of  the  provision  for  income  taxes  with
                comprehensive income reported in the Statements of Shareholders' Equity is as follows:

                                                                     1998                 1997                   1996
                                                                    -------              -------                -------
                Unrealized gains (losses) on
                  securities:
                  Unrealized holding gains
                     (losses) arising during
                     year                                           $13,707              $25,649               ($ 9,192)
                  Less:  reclassification
                    adjustment for gains
                    included in net income                            4,883                5,201                  4,987
                                                                    -------               ------                -------
                    Net unrealized holding gains
                      (losses) arising during
                      year                                          $ 8,824              $20,448               ($14,179)
                                                                    -------              -------                -------
                Income tax (expense) benefit
                  related to unrealized gains
                  (losses)                                         ($ 3,088)            ($ 7,157)               $ 4,963
                                                                    -------              -------                -------
                Other comprehensive income
                  (loss), net of tax                                $ 5,736               $13,291              ($ 9,216)
                                                                    =======               =======               ========



NOTE 7.         RELATED PARTY TRANSACTIONS

                Expense reimbursements

                   Operating expenses of the Company are paid by EIC and common expenses are allocated. Reimbursements are made to EIC on a monthly basis. The amount of these reimbursements for the Company totaled $14,305, $13,038 and $10,095 in 1998, 1997 and 1996, respectively.

                   The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. Pension and other benefit costs reimbursed by the Company to EIC equaled $181, $183 and $167 in 1998, 1997 and 1996, respectively.

INCORPORATED BY REFERENCE, PAGE 35 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.         RELATED PARTY TRANSACTIONS (CONTINUED)


                Annuities purchased by affiliates

                   The Erie Insurance Group affiliated property and casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Also, the Erie Insurance Group Retirement Plan for Employees purchases from the Company, individual annuities for some terminated vested Employees or beneficiaries receiving benefits (excluding disabled and deferred vested participants). These are non-participating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan.

                   Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $41,834 and $33,672 at December 31, 1998 and 1997,
                   respectively. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies equal $128,382 and $111,219 at December 31, 1998 and 1997, respectively. See also Note 5.

                Note payable to EIC

                   The $15,000 note payable to EIC bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company, subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 1998 and 1997, the Company paid interest to EIC totaling $968 in each year.

                Property and Equipment

                   The Company owns certain real estate which it leases to EIC. The real estate is recorded net of accumulated depreciation of $1,279 and $1,196 at December 31, 1998 and 1997,
                   respectively. Rentals paid to the Company under this lease agreement totaled $343 in 1998 and $423 in 1997 and 1996. Future minimum rentals under this agreement are as follows:


                   --------------------------------------- ---------------------

                   1999                                                  $  303
                   2000                                                     309
                   2001                                                     312
                   2002                                                     318
                   2003                                                     321
                   Thereafter                                             1,450
                   --------------------------------------- ---------------------
                   Total                                                $ 3,013
                   ======================================= =====================

INCORPORATED BY REFERENCE, PAGES 35 AND 36 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS



NOTE 7.  RELATED PARTY TRANSACTIONS (CONTINUED)


                 EIC purchases certain software and equipment for use by the Company. Depreciation and applicable interest are charged to the Company throughout the estimated useful life of the asset and included in general expenses. Depreciation and interest charged the Company in 1998 and 1997 amounted to $384 and $369, respectively.

NOTE 8.  REINSURANCE

                The Company  cedes  insurance to other  insurers and  reinsurers
                under  individual  risk  contracts.   Reinsurance   arrangements
                mitigate losses arising from large risks.

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

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                Statements of Operations have been reduced by the following amounts due to reinsurance cessions:

                                                                     1998                  1997                  1996
                                                                    ------                ------                ------
                Policy revenue                                      $4,054                $3,761                $3,635

                Death benefits                                       1,490                 1,319                 1,846

                Future life policy
                  benefits                                             953                   842                   716

                Commissions                                          1,654                 1,462                 1,368

                The Company has an insignificant amount of assumed reinsurance activity.

NOTE 9.         STATUTORY INFORMATION

                The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Accounting principles used to prepare statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

INCORPORATED BY REFERENCE, PAGE 36 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 9.         STATUTORY INFORMATION (CONTINUED)


                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1998, 1997 and 1996, follows:

                                                                     1998                  1997                  1996
                                                                    -------               -------               -------
                Statutory net income                                $13,787               $12,924               $12,637

                Reconciling items:
                  Policy liabilities
                    and accruals                                      2,344                 1,024                 1,327
                  Deferred policy
                    acquisition costs,
                    net of amortization                               6,349                 6,540                 7,264
                  Investment valuation
                    differences                                       2,360                 1,015                   837
                  Deferred taxes                                   (  3,754)             (  1,638)             (  3,598)
                  Capitalized salaries and
                    benefits                                          1,541                     0                     0
                  Other                                            (    542)             (    305)             (    801)
                                                                    -------               -------               -------

                GAAP net income                                     $22,085               $19,560               $17,666
                                                                    =======               =======               =======

                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 1998 and 1997, follows:

                                                                     1998                  1997
                                                                    -------               -------
                  Statutory shareholders' equity                    $ 85,907               $79,651

                  Reconciling items:
                   Asset valuation and interest
                     maintenance reserves                             37,324                25,578
                   Investment valuation differences                   30,745                30,209
                   Deferred policy acquisition costs                  70,916                64,567
                   Surplus note                                    (  15,000)            (  15,000)
                   Policy liabilities and accruals                     6,447                 3,444
                   Deferred taxes                                  (  31,252)            (  24,409)
                   Deferred and uncollected
                     premiums                                      (   4,807)            (   4,236)
                   Capitalized salaries and benefits                   1,541                     0
                   Other                                                 710                   575
                                                                     -------               -------

                  GAAP shareholders' equity                         $182,531              $160,379
                                                                    ========              ========

                The amount of dividends Erie Family Life, a Pennsylvania-domiciled life insurer, can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities.
                Accordingly, the maximum dividend payout which may be made in 1999 without prior Pennsylvania Commissioner approval is $13,787. Dividends to shareholders totaled $5,670 in 1998.

INCORPORATED BY REFERENCE, PAGE 36 OF THE COMPANY'S 1998 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 10.          QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                  The following summaries of operations for the four quarters of 1998 and 1997 are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals necessary for a fair presentation of the interim periods presented have been included.

                                           First           Second            Third           Fourth
                                          Quarter          Quarter          Quarter          Quarter
1998

Total policy revenue                      $ 8,981          $ 9,833          $ 9,494          $ 9,931
Net investment income                      12,790           12,996           12,575           13,968
Net realized gains
  on investments                            1,836              866              775            1,406
Other income                                  164              226              238              131
                                          -------          -------          -------          -------

  Total revenues                          $23,771          $23,921          $23,082          $25,436
                                          =======          =======          =======          =======

Income from
  operations                              $10,017          $ 8,617          $ 5,910          $ 9,397

Provision for federal
  income taxes                              3,519            3,053            2,247            3,037
                                          -------          -------          -------          -------

  Net income                              $ 6,498          $ 5,564          $ 3,663          $ 6,360
                                          =======          =======          =======          =======

  Net income
    per share                             $  0.69          $  0.59          $  0.39          $  0.67
                                          =======          =======          =======          =======

Comprehensive income (loss)               $ 8,754          $ 7,877         ($ 2,464)         $13,654
                                          =======          =======          =======          =======


1997

Total policy revenue                      $ 8,468          $ 8,814          $ 8,661          $ 9,250
Net investment income                      12,401           12,211           12,419           12,883
Net realized gains
  on investments                              622              746            2,508            1,326
Other income                                  140              186              190              212
                                          -------          -------          -------          -------

  Total revenues                          $21,631          $21,957          $23,778          $23,671
                                          =======          =======          =======          =======

Income from
  operations                              $ 6,586          $ 6,997          $ 9,058          $ 7,562

Provision for federal
  income taxes                              2,185            2,384            3,531            2,543
                                          -------          -------          -------          -------

  Net income                              $ 4,401          $ 4,613          $ 5,527          $ 5,019
                                          =======          =======          =======          =======

  Net income
    per share                             $  0.47          $  0.49          $  0.58          $  0.53
                                          =======          =======          =======          =======

Comprehensive income (loss)              ($ 5,748)         $15,107          $15,701          $ 7,792
                                          =======          =======          =======          =======