Form 10-K, Exhibit 13
period 1999-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 2000-03-29
CIK 33416

INCORPORATED BY REFERENCE, PAGE 21 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA
(All amounts in thousands, except per share data)

                                                                   Years Ended December 31
                                        1999               1998               1997               1996               1995
OPERATING DATA

Total policy revenue                 $   41,686         $   38,239         $   35,194         $   31,116         $   28,074
Net investment & other income            56,905             53,088             50,642             46,617             41,519
Net realized gains on investments         4,333              4,883              5,201              4,987              7,484

Total revenues                       $  102,924         $   96,210         $   91,037         $   82,720         $   77,077

Total benefits & expenses                67,998             62,269             60,834             56,077             50,673

Income from operations               $   34,926         $   33,941         $   30,203         $   26,643         $   26,404

Provision for federal income taxes       11,601             11,856             10,643              8,977              8,522

Net income                           $   23,325         $   22,085         $   19,560         $   17,666         $   17,882

Net income per share                 $     2.47         $     2.34         $     2.07         $     1.87         $     1.89


FINANCIAL POSITION

Total assets                         $  954,532         $  917,606         $  832,534         $  740,651         $  673,794

Shareholders' equity                 $  171,103         $  182,531         $  160,380         $  132,631         $  128,905

Book value per share                 $    18.11         $    19.32         $    16.97         $    14.03         $    13.64

Dividends declared per share         $     0.66         $     0.60         $     0.54         $     0.50         $    0.453

Average number of
  shares outstanding                      9,450              9,450              9,450              9,450              9,450

All per share data has been adjusted to give retroactive effect for the three-for-one common stock split effective May 2, 1996.

INCORPORATED BY REFERENCE, PAGE  22 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION & RESULTS OF OPERATION


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 30-43, as they contain important information that is helpful in evaluating the Company's operating results and financial condition.

OVERVIEW

Erie Family Life Insurance Company (the Company) is a Pennsylvania life insurance company formed to underwrite and sell nonparticipating individual and group life insurance policies, including universal life. The Company also sells individual and group annuities. The Company markets its products through independent Agents throughout nine states and the District of Columbia. The Company is owned 21.63 percent by Erie Indemnity Company and 53.2 percent by Erie Insurance Exchange.

RESULTS OF OPERATIONS

FINANCIAL OVERVIEW

Net income increased to $23,324,697, or $2.47 per share, in 1999 from $22,085,479, or $2.34 per share, in 1998, an increase of 5.6 percent. Solid premium growth and investment gains contributed to the strong financial results in 1999. Life insurance in force increased by more than $1.2 billion to almost $14.4 billion at December 31, 1999.

REVENUES

Analysis of Policy Revenue

Total policy revenue increased by $3,447,080, or 9.0 percent, to $41,685,636 in 1999. Premiums on traditional life insurance policies increased $2,430,867, or
8.2 percent, for the year ended December 31, 1999 and $2,349,619, or 8.6 percent, for the year ended December 31, 1998. The growth in ordinary life premiums in 1999 was largely due to growth in the renewal of policies written in prior years. Renewal premiums increased 9.5 percent in 1999 to $27,319,929. Policies in force on traditional products increased 4.6 percent to 199,842 in 1999 from 191,046 in 1998. Universal life products generated premiums and deposits, net of reinsurance, of $9,522,851, $8,657,657 and $7,741,194 in 1999,
1998 and 1997, respectively. Policies in force on universal life products increased 5.3 percent to 40,716 in 1999 from 38,657 in 1998. Group premiums increased 5.1 percent to $2,633,872 in 1999 and 5.9 percent to $2,505,972 in 1998.

Total annuity and universal life deposits were $78,906,813, $67,420,294 and $69,040,378 in 1999, 1998 and 1997, respectively. First-year and single universal life and annuity deposits increased 18.9 percent to $60,419,179 in 1999 and 0.3 percent to $50,820,133 in 1998. Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan for retired vested Employees receiving benefits were $5,321,738, $6,413,460 and $1,992,060 for the years ended December 31, 1999, 1998 and 1997, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty insurance companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totaled $23,312,225, $17,883,171 and $17,780,582 in 1999, 1998 and 1997, respectively.

Analysis of Investment-related Income

Net investment income increased $3,883,554, or 7.4 percent, for the year ended December 31, 1999 and $2,415,051, or 4.8 percent, for the year ended December 31, 1998. The ratio of net investment income to mean invested assets remained the same at 7.2 percent in 1999 and 1998, and 7.5 percent in 1997. The majority of the increase in income generated by the investment portfolio was due to increased levels of investment from cash flows of the Company's operations and by cash flows of annuity and universal life deposits. Net cash provided in 1999 from annuity deposits and universal life deposits was $45,069,558 and $13,285,885, respectively.

During 1999, 1998 and 1997, the Company generated net realized gains on investments of $4,333,318, $4,882,586 and $5,201,365, respectively, primarily from the sale of equity securities and fixed maturity investments.

INCORPORATED BY REFERENCE, PAGE 22 AND 23 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS


BENEFITS AND EXPENSES

Analysis of  Policy-related  Benefits and  Expenses

Net death benefits on life insurance policies increased 21.0 percent in 1999 to $10,231,135 compared to $8,459,035 in 1998 and $11,117,175 in 1997. Random
fluctuations in death benefits incurred can be expected when mortality results are measured over a short time period due to the small number of claims involved. These short-term fluctuations can influence quarterly or annual results without impacting long-term profitability. Company management believes that its underwriting philosophy and practices continue to be sound.

Total interest credited on annuity and universal life deposits increased $1,968,737, or 5.7 percent, for the year ended December 31, 1999 and $2,936,673, or 9.3 percent, for the year ended December 31, 1998. This increase in interest expense was primarily due to new annuity and universal life deposits of $78,906,813 received from Policyholders during 1999 and $67,420,294 received during 1998. At December 31, 1999, annuity deposits accruing interest were $569 million, an increase of 8.6 percent from December 31, 1998, and universal life deposits accruing interest were $95 million, an increase of 16.3 percent from December 31, 1998. The interest rate credited on universal life deposits ranged from 6.25 percent to 7.00 percent in 1999 and 1998. The rate credited on annuity deposits ranged from 5.00 percent to 5.75 percent in 1999 and 5.00 percent to
6.00 percent in 1998.

Surrender and other benefits decreased by $155,614 to $660,394 for the year ended December 31, 1999 and increased by $512,690 to $816,008 for the year ended December 31, 1998. Surrender and other benefits include life surrender benefits, matured endowments, disability benefits, interest on death benefits and changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. PEGLI is a voluntary reinsurance pool that provides reinsurance coverage to primary insurers who insure Commonwealth of Pennsylvania employees upon their retirement. The CIGNA group administers the plan and provides information to determine each company's share of pool assets and liabilities on a yearly basis. During 1999, the change in the Company's share of the PEGLI pool resulted in a decrease in benefits of $467,133 compared to decreases of $279,584 in 1998 and $904,897 in 1997. The change in the Company's share of the PEGLI pool is subject to fluctuations inherent in the underwriting of life insurance products.

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The 1999 increase in future life policy benefits totaled $4,857,577 compared to $4,172,578 in 1998 and $4,538,298 in
1997.

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are capitalized and deferred. For traditional products, these costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. For interest-sensitive products such as universal life and annuities, these costs are amortized in proportion to future anticipated profits on these products. The amortization of deferred policy acquisition costs (DAC) increased $417,024, or 9.5 percent, for the year ended December 31, 1999 and $700,589, or
19.0 percent, for the year ended December 31, 1998. The growth in amortization expense in 1999 and 1998 was affected by a decrease in underlying interest rate assumptions.

Analysis of Other Expenses

Total operating expenses, excluding taxes, licenses and fees, increased slightly to $9,330,979 in 1999 compared to $9,322,391 in 1998 and $8,124,173 in 1997.

Certain operating expenses of the Company are paid by Erie Indemnity Company, the management company of the Erie Insurance Exchange, and reimbursed monthly by the Company. Additionally, a portion of Erie Insurance Group common overhead expenses attributable to the Company are also reimbursed monthly. These expenses comprise a majority of the Company's general expenses.

General expenses, a component of total operating expenses, include wages and salaries, Employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company, related to the acquisition and underwriting of new policies, are deferred as policy acquisition costs. Medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and bonuses paid to branch sales Employees for the production of life and annuity business, are all deferred.

INCORPORATED BY REFERENCE, PAGE 23 AND 24 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS

General expenses decreased $428,083, or 5.7 percent, for the year ended December 31, 1999 and increased $1,186,485, or 18.7 percent, for the year ended December 31, 1998. In 1999, the CyberLife policy administration system became a production system. The costs associated with the system will be charged to operations over the expected useful life of the system. Such charges will be comprised of amortization expense of software development costs and intercompany reimbursements related to property and equipment charges that will amount to approximately $850,000 annually. Once placed into production, CyberLife amortization and intercompany charges amounted to $215,000 in 1999, as the system was in production only part of the year. CyberLife project charges not capitalized in 1999 and 1998 and charged to operations were approximately $500,000 and $680,000, respectively. There were no CyberLife system expenses charged to operations in 1997.

Another component of total operating expenses is commissions to independent Agents. Direct commission costs include new and renewal commissions, production bonuses and promotional incentives to Agents. These direct commission expenses are reported on the Statements of Operations net of commissions received from reinsurers. The reported expense is also affected by the amount of commission expenses capitalized to the DAC. Commissions, which vary with and are related primarily to the production of new business, have been deferred and are capitalized as DAC. Most first-year and incentive commissions and some
second-year   commissions  qualify  for  deferral  as  DAC.

Commission expense increased $437,198, or 24.6 percent, to $2,213,775 in 1999 from $1,776,577 in 1998. Total renewal premiums, on which commissions are based, most of which are not capitalized as DAC, increased $3,700,505, or 7.2 percent, in 1999. Ceded reinsurance commissions, netted against this expense, totaled $1,566,702 in 1999, $1,653,737 in 1998 and $1,462,295 in 1997. Commission
expense increased only slightly in 1998 from $1,765,563 in 1997.

Taxes, licenses and fees increased $1,032,638 to $1,613,991 in 1999 and declined $889,231 to $581,353 in 1998. Included in 1998 is a $954,000 refund due the
Company from the Pennsylvania Life and Health Insurance Guaranty Association resulting from a recalculation of annuity assessments paid in previous years.

FINANCIAL CONDITION

RESERVE LIABILITIES

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. At December 31, 1999, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

INVESTMENTS

The Company's investment strategies are designed and portfolios are structured to match the features of the life insurance and annuity products sold by the Company. Annuities and life insurance policies are long-term products; therefore, the Company's investment strategy takes a long-term perspective emphasizing investment quality, diversification and superior investment returns. The Company's investments are managed on a total return approach that focuses on current income and capital appreciation.

At December 31, 1999, the Company's investment portfolio consisting of marketable short-term investments, investment-grade bonds, common stocks and preferred stocks totaled $777 million, or 81.4 percent, of total assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. At December 31, 1999, 76.9 percent of total invested assets were invested in fixed maturities. Preferred stock represents
7.2 percent, or $59 million, and common stock represents 10.2 percent, or $83 million, of total invested assets at December 31, 1999, while real estate, policy loans, mortgage loans and other invested assets (investments in real estate and private equity limited partnerships) make up 5.7 percent of total invested assets. Mortgage loans and limited partnership investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently, these investments have been kept to a minimum.

INCORPORATED BY REFERENCE, PAGE 24 TO 26 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS


Distribution  of Invested Assets
at December 31,

                                             Carrying Value
                                             (In thousands)
                                        1999                1998
                                       ------              ------
Fixed maturities available-
 for-sale                            $ 628,877           $ 605,523
Equity securities:
Preferred  stock                        58,700              78,479
Common stock                            83,395              57,315
Other invested  assets                  46,488              33,565
                                     ---------           ---------
Total invested assets                $ 817,460           $ 774,882
                                     =========           =========




Fixed Maturities

The Company's fixed maturities consist of investments in bonds and redeemable preferred stock. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.


Diversification of Fixed Maturities
at December 31, 1999

                                                                            Gross                 Gross
                                                    Amortized             Unrealized            Unrealized             Carrying
                                                       Cost                 Gains                 Losses                Value

(In Thousands)
U. S. treasuries and
    government agencies                             $   9,390               $    75              $     63            $    9,402
States, political subdivisions
    and special revenue                                 8,915                   265                     0                 9,180
Public utilities                                       61,886                   765                 2,939                59,712
U. S. banks, trusts and
     insurance companies                              115,616                   693                 4,740               111,569
U. S. industrial and
     miscellaneous                                    396,128                 2,257                16,077               382,308
Foreign issuers, dollar
      denominated                                      59,724                   295                 3,313                56,706

                                                    ---------               -------              --------            ----------
Total fixed maturities                              $ 651,659               $ 4,350              $ 27,132            $  628,877
                                                    =========               =======              ========            ==========

Fixed maturity investments consist of high-quality, marketable bonds, 98.4 percent, or $616 million, of which are rated at investment-grade levels (Baa/BBB or better). Included in this investment-grade category are $351 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the National Association of Insurance Commissioners (NAIC). The below-investment-grade category consisted of $20 million of "medium" quality bonds, and $1 million of "low" quality bonds. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 1999 and 1998, net unrealized (losses) gains on fixed maturities available-for-sale amounted to $(14.8)
million  and  $18.9  million,   respectively,  net  of  deferred  taxes.

INCORPORATED BY REFERENCE, PAGE 26 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS


Equity Securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the Statements of Financial Position at market value. At December 31, 1999 and 1998, common and nonredeemable preferred stock held by the Company had net unrealized gains of $11.3 million and $7.3 million, respectively, net of deferred taxes. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are well diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks are of the "highest" or "high" quality, as defined by the NAIC. The common stock portfolio provides liquidity, diversification and income opportunities to meet the earnings objectives of the Company.

Diversification of Equity Securities
at December 31, 1999

                                                                            Gross                 Gross
                                                                         Unrealized            Unrealized             Carrying
                                                       Cost                 Gains                 Losses                Value

(In Thousands)
Common stock:
U. S. banks, trusts and
     insurance companies                           $    9,188             $   2,150             $     561            $   10,777
U. S. industrial and
     miscellaneous                                     50,646                26,021                 4,985                71,682
Foreign industrial and
     miscellaneous                                      1,241                     0                   305                   936
Preferred stock:
U. S. banks, trusts and
     insurance companies                               25,889                   274                 1,814                24,349
U. S. industrial and
     miscellaneous                                     24,837                     0                 2,390                22,447
Foreign banks, trusts and
     insurance companies                               12,873                     0                   969                11,904
                                                   ----------             ---------             ---------            ----------

Total equities maturities                          $  124,674             $  28,445             $  11,024            $  142,095
                                                   ==========             =========             =========            ==========

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The Company's exposure to market risk for changes in interest rates is concentrated in the investment portfolio. The Company monitors this exposure through periodic reviews of asset and liability positions. Estimates of cash flows and the impact of interest rate fluctuations relating to the investment portfolio are monitored regularly.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

December 31,1999                      Principal            Weighted-average
(Dollars in thousands)                cash flows            interest rate
                                     ------------          ------------------
Fixed maturities and
short-term bonds:
2000                                  $    7,654                 7.2%
2001                                      30,925                 6.1%
2002                                      56,105                 7.0%
2003                                      60,293                 7.1%
2004                                      34,270                 7.8%
Thereafter                               460,606                 7.9%
                                      ----------
Total                                 $  649,853
                                      ==========
Market Value                          $  628,877
                                      ==========

December 31,1998                      Principal            Weighted-Average
(Dollars in thousands)                Cash Flows            Interest Rate
                                     ------------         ------------------
Fixed maturities and
short-term bonds:
1999                                  $   31,985                 5.5%
2000                                      11,808                 7.1%
2001                                      26,500                 6.1%
2002                                      44,116                 6.7%
2003                                      55,375                 7.0%
Thereafter                               414,365                 7.9%
                                      ==========
Total                                 $  584,149
                                      ----------
Market Value                          $  616,508
                                      ==========

Actual cash flows may differ from those stated as a result of calls and prepayments.



EQUITY PRICE RISK

The Company's portfolio of marketable equity securities, which is carried on the Statements of Financial Position at estimated fair value, has exposure to price risk. This risk is defined as the potential loss in estimated fair value resulting from an adverse change in prices. The Company's objective is to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of techniques. The Company's holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by Company management and Board of Directors.

INCORPORATED BY REFERENCE, PAGE 27 AND 28 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS


LIQUIDITY AND CAPITAL RESOURCES

GENERAL CONSIDERATIONS & ANALYSIS

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 1999 was $12.8 million compared to $19.8 million in 1998, and $15.0 million in 1997. The Company's liquidity position remains strong as invested assets increased 5.5 percent to $817 million at December 31, 1999.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, are a source of funds. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue.

The Company's commitments for expenditures as of December 31, 1999 are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes and dividends to shareholders. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities will enable the Company to meet foreseeable cash requirements. As an added measure of liquidity, the Company has arranged for a $10 million line of credit with a commercial bank. There were no borrowings under this credit line in 1999, 1998 or 1997.

REGULATORY CONSIDERATIONS

Risk-Based Capital

The Commonwealth of Pennsylvania follows the statutory accounting practices minimum Risk-Based Capital (RBC) requirements for domestic insurance companies that were developed by the NAIC. The NAIC standard set for measuring RBC is a method of calculating the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by the state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 1999, the Company substantially exceeded the minimum risk-based capital levels that require regulatory action.

Surplus Note

A surplus note in the amount of $15 million was issued by the Company to the Erie Indemnity Company during 1995. Interest on this note is charged at an annual rate of 6.45 percent.

All payments of interest and principal on the note may be repaid only out of unassigned surplus of the Company, subject to approval of the Pennsylvania Insurance Commissioner. The note will be payable on demand on or after December 31, 2005. Payment of principal and/or interest is subordinated to payment of all other liabilities of the Company.

YEAR 2000

The computer systems of the Company successfully made the transition to the Year 2000. The Company's internal operating systems (hardware and software), infrastructure elements, communications systems, and personal computer hardware and software continued to function properly into the Year 2000. No external vendor or business partner experienced century change disruptions that materially affected the Company. The Company did not experience any business interruptions related to the Year 2000. The Company's total cost of testing, contingency planning and administrative support, including cost of personnel involved, cost to construct the technical test environment and cost of consulting resources totaled $180,000 and $5,000 for the years ended December 31, 1999 and 1998, respectively.

INCORPORATED BY REFERENCE, PAGE 28 AND 29 OF THE COMPANY'S 1999 ANNUAL REPORT TO
 SHAREHOLDERS

FACTORS THAT MAY AFFECT FUTURE RESULTS

GEOGRAPHIC EXPANSION

The Company continues to seek quality growth by expanding its operating territories. The expansion into new operating territories offers the opportunity for growth in premiums. Over the last several years, geographic expansion has made a contribution to the premium growth rate of the Company. In 1999 the Company began operations in the state of Illinois and expanded its operating territory westward in the state of Tennessee. The Company anticipates that such expansion will continue to contribute positively to its growth and profitability.

FINANCIAL SERVICES REFORM

Federal legislative initiatives on financial services reform, begun in 1997, culminated in the enactment of Senate Bill 900, the Financial Modernization Reform Act, which significantly changes the way insurance companies, banks and securities firms are regulated. The elimination of some regulatory barriers to banks entering the insurance market, privacy initiatives concerning the consumer data held by financial institutions and the interjection of federal government agencies into the traditionally state-regulated insurance industry may materially change the ground rules under which insurance products are marketed. Additionally, current and proposed future federal measures may affect the way the life insurance industry distributes, prices, and services their products. These proposals may include possible changes to the tax laws governing the taxation of insurance companies and life insurance products.


MARKETING CONSIDERATIONS

The Company offers insurance products that include investment features that compete with numerous other investment alternatives commercially available. The Company's ability to attract policyholders depends in large part on the relative attractiveness of its products compared to those other available products. Factors such as the interest rate environment and the performance of the stock market influence this ability but are not controllable by management.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Statements contained herein expressing the beliefs of management such as those contained in the "Benefits and Expenses," "Quantitative and Qualitative Disclosures About Market Risk," "Liquidity and Capital Resources," "Investments," and "Factors That May Affect Future Results" sections hereof, and the other statements which are not historical facts contained in this report, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include but are not limited to: legislative, judicial, and regulatory changes, the impact of competitive products and pricing, product development, geographic spread of risk, catastrophic events, better (or worse) mortality rates, securities market fluctuations and technological difficulties and advancements.


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED
SHAREHOLDER MATTERS

Currently there is no market on which the Registrant's stock is traded. The Company had 1,057 shareholders of record of common stock on December 31, 1999.

Date Dividends Declared                           Dividends Declared per Share

March 4, 1999                                                $ .165
April 27, 1999                                                 .165
June 15, 1999                                                  .165
September 14, 1999                                             .165
                                                             ------
                                                             $ .660

February 17, 1998                                            $ .150
April 28, 1998                                                 .150
June 5, 1998                                                   .150
September 16, 1998                                             .150
                                                             ------
                                                             $ .600

                       Index to Graphs included in the Investment Section
                          of The Management's Discussion and Analysis

Graph #1               DISTRIBUTION OF INVESTED ASSETS
                       AT DECEMBER 31, 1999


                       Fixed Maturities - Available For Sale           77%
                       Common Stock                                    10%
                       Preferred Stock                                  7%
                       Other Invested Assets                            6%


Graph #2               DIVERSIFICATION OF FIXED MATURITIES
                       AT DECEMBER 31, 1999 - CARRYING/MARKET VALUE

                       U.S. Industrial & Miscellaneous                 61%
                       U.S. Banks, Trusts and Insurance Companies      18%
                       Public Utilities                                10%
                       Foreign                                          9%
                       States Political Subdivisions &
                        Special Revenue                                 1%
                       U.S. Treasuries                                  1%


Graph #3               QUALITY* OF BOND PORTFOLIO
                       AT DECEMBER 31, 1999 - CARRYING/MARKET VALUE

                        Aaa/AAA                                         5%
                        Aa/AA                                          17%
                        A/A                                            39%
                        Baa/BBB                                        37%
                        Ba/BB                                           2%

        * As rated by Standard & Poor's or Moody's Investor's Service, Inc.


Graph #4               DIVERSIFICATION OF EQUITY SECURITIES
                       AT DECEMBER 31, 1999 - CARRYING/MARKET VALUE


                       (1) U.S. Industrial & Miscellaneous             50%
                       (2) U.S. Banks & Insurance                      17%
                       (2) U.S. Industrial & Miscellaneous             16%
                       (1) U.S. Banks & Insurance                       8%
                       (2) Foreign Banks & Insurance                    8%
                       (1) Foreign Industrial & Miscellaneous           1%


                       (1)  Common Stock
                       (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying statements of financial position of Erie Family Life Insurance Company as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




/s/ Brown Schwab Bergquist & Co.




Erie, Pennsylvania
February 11, 2000

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 1999 and 1998
                             (Dollars in thousands)




   ASSETS                                                  1999           1998
                                                         --------       --------
Invested assets:
   Fixed maturities at fair value
     (amortized cost of $651,659
     and $576,475, respectively)                         $628,877       $605,523
   Equity securities, at fair value
     (cost of $124,674 and
     $124,610, respectively)                              142,095        135,794
   Real estate                                              1,458          1,541
   Policy loans                                             6,724          6,013
   Real estate mortgage loans                               9,975         10,070
   Other invested assets                                   28,331         15,941
                                                         --------       --------
       Total invested assets                             $817,460       $774,882

Cash and cash equivalents                                  27,358         44,808
Premiums receivable from policyholders                      4,056          3,831
Reinsurance recoverable                                       464            569
Other receivables                                             171            355
Accrued investment income                                  10,896         10,282
Deferred policy acquisition costs                          77,588         70,916
Reserve credit for reinsurance ceded                        6,927          5,995
Prepaid federal income taxes                                  758              0
Other assets                                                8,854          5,968
                                                         --------       --------
       Total assets                                      $954,532       $917,606
                                                         ========       ========

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



   LIABILITIES AND SHAREHOLDERS' EQUITY                    1999           1998
                                                         --------       --------
LIABILITIES

   Policy liabilities and accruals:
     Future life policy benefits                         $ 70,329       $ 64,539
     Policy and contract claims                             1,305          1,801
     Annuity deposits                                     569,218        524,123
     Universal life deposits                               94,640         81,354
     Supplementary contracts not
       including life contingencies                           581            607
   Other policyholder funds                                 5,623          8,166
   Federal income taxes payable                                 0            612
   Deferred income taxes                                   17,853         31,252
   Reinsurance premium due                                    692            302
   Accounts payable and accrued expenses                    5,116          4,215
   Note payable to Erie Indemnity Company                  15,000         15,000
   Due to affiliate                                         1,513          1,686
   Dividends payable                                        1,559          1,418
                                                         --------       --------
       Total liabilities                                 $783,429       $735,075
                                                         --------       --------


SHAREHOLDERS' EQUITY
   Common stock, $.40 par value per share;
     authorized 15,000,000 shares;
     9,450,000 shares issued and outstanding             $  3,780       $  3,780
   Additional paid-in capital                                 630            630
   Accumulated other comprehensive (loss) income        (   2,344)        26,172
   Retained earnings                                      169,037        151,949
                                                         --------       --------
       Total shareholders' equity                        $171,103       $182,531
                                                         --------       --------
       Total liabilities and shareholders' equity        $954,532       $917,606
                                                         ========       ========





See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1999, 1998 and 1997
                 (Dollars in thousands, except per share data)



                                                           1999              1998              1997
                                                         --------          --------          --------
Revenues
   Policy
     Life premiums                                       $ 39,052          $ 35,733          $ 32,827
     Group premiums                                         2,634             2,506             2,367
                                                         --------          --------          --------
       Total policy revenue                              $ 41,686          $ 38,239          $ 35,194

   Net investment income                                   56,213            52,329            49,914
   Net realized gains on investments                        4,333             4,883             5,201
   Other income                                               692               759               728
                                                         --------          --------          --------
       Total revenues                                    $102,924          $ 96,210          $ 91,037

Benefits and expenses
   Death benefits                                        $ 10,231          $  8,459          $ 11,117
   Interest on annuity deposits                            31,202            29,870            27,663
   Interest on universal life deposits                      5,289             4,652             3,922
   Surrender and other benefits                               660               816               303
   Increase in future life policy benefits                  4,858             4,173             4,538
   Amortization of deferred policy
     acquisition costs                                      4,813             4,396             3,695
   Commissions                                              2,214             1,777             1,766
   General expenses                                         7,117             7,545             6,359
   Taxes, licenses and fees                                 1,614               581             1,471
                                                         --------          --------          --------
       Total benefits and expenses                       $ 67,998          $ 62,269          $ 60,834
                                                         --------          --------          --------
       Income from operations                            $ 34,926          $ 33,941          $ 30,203

Provision for federal income taxes                         11,601            11,856            10,643
                                                         --------          --------          --------
       Net income                                        $ 23,325          $ 22,085          $ 19,560
                                                         --------          --------          --------
       Net income per share                              $   2.47          $   2.34          $   2.07
                                                         ========          ========          ========





See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 1999, 1998 and 1997
                 (Dollars in thousands, except per share data)

                                                     Total
                                                  Shareholder        Comprehensive         Retained
                                                     Equity          Income (Loss)         Earnings
                                                  -----------        -------------         --------
Balance, January 1, 1997                           $132,631                               $121,077
Comprehensive income
   Net income                                        19,560            $19,560              19,560
   Other comprehensive income, net of tax            13,292             13,292
                                                                       -------
Comprehensive income                                                   $32,852
                                                                       -------
Dividends declared,
   $.54 per share                                 (   5,103)                             (   5,103)
                                                   --------                               --------
Balance, December 31, 1997                         $160,380                               $135,534
                                                   --------                               --------

Comprehensive income
   Net income                                      $ 22,085            $22,085            $ 22,085
   Other comprehensive income, net of tax             5,736              5,736
                                                                       -------
Comprehensive income                                                   $27,821
                                                                       -------
Dividends declared,
   $.60 per share                                 (   5,670)                             (   5,670)
                                                   --------                               --------
Balance, December 31, 1998                         $182,531                               $151,949
                                                   --------                               --------
Comprehensive loss
   Net income                                      $ 23,325            $23,325            $ 23,325
   Other comprehensive loss, net of tax           (  28,516)          ( 28,516)
                                                                       -------
Comprehensive loss                                                    ($ 5,191)
                                                                       -------
Dividends declared,
   $.66 per share                                 (   6,237)                             (   6,237)
                                                   --------                               --------
Balance, December 31, 1999                         $171,103                               $169,037
                                                   ========                               ========


INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                 STATEMENTS OF SHAREHOLDERS' EQUITY - CONTINUED
                  Years Ended December 31, 1999, 1998 and 1997
                 (Dollars in thousands, except per share data)

                                                 Accumulated
                                                    Other
                                                Comprehensive          Common          Additional
                                                 Income (Loss)          Stock        Paid-in Capital
                                                --------------         ------        ---------------
Balance, January 1, 1997                           $ 7,144            $3,780            $630
Comprehensive income
   Net income
   Other comprehensive income, net of tax           13,292

Comprehensive income

Dividends declared,
   $.54 per share
                                                   -------            ------            ----
Balance, December 31, 1997                         $20,436            $3,780            $630
                                                   -------            ------            ----

Comprehensive income
   Net income
   Other comprehensive income, net of tax            5,736

Comprehensive income

Dividends declared,
   $.60 per share
                                                   -------            ------            ----
Balance, December 31, 1998                         $26,172            $3,780            $630
                                                   -------            ------            ----

Comprehensive loss
   Net income
   Other comprehensive loss, net of tax

Comprehensive loss                                ( 28,516)

Dividends declared,
   $.66 per share
                                                   -------            ------            ----
Balance, December 31, 1999                        ($ 2,344)           $3,780            $630
                                                   -------            ------            ----





See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 33 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                           STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1999, 1998 and 1997
                             (Dollars in thousands)

                                                           1999              1998              1997
                                                         --------          --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                            $23,325           $22,085           $19,560
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Net amortization of bond and mortgage
       premium                                               273               453             1,294
     Amortization of deferred policy acquisition
       costs                                               4,813             4,396             3,695
     Real estate depreciation                                 83                83                86
     Deferred federal income tax expense                   1,955             3,755             1,638
     Realized gains on investments                      (  4,333)         (  4,883)         (  5,201)
   Increase in premiums receivable                      (    225)         (    359)         (    497)
   Decrease (increase) in other receivables                  184          (    172)              385
   Increase in accrued investment income                (    614)         (      9)         (    481)
   Policy acquisition costs deferred                    ( 11,485)         ( 10,745)         ( 10,236)
   (Increase) decrease in other assets                  (  2,886)         (  2,789)            1,498
   Increase in reinsurance recoverables and
     reserve credits                                    (    828)         (  1,171)         (    980)
   Increase in future life policy benefits and
     claims                                                5,294             4,877             5,726
   (Decrease) increase in other policyholder funds      (  2,543)            1,571               832
   Increase (decrease) in reinsurance premium
     due                                                     390          (    123)              222
   (Decrease) increase in federal income taxes
     payable                                            (  1,370)              759          (    833)
   Increase (decrease) in accounts payable and
     due to affiliate                                        728             2,076          (  1,745)
                                                         -------           -------           -------
       Net cash provided by operating activities         $12,761           $19,804           $14,963
                                                         -------           -------           -------





See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 33 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS



                       ERIE FAMILY LIFE INSURANCE COMPANY

                      STATEMENTS OF CASH FLOWS - CONTINUED
                  Years Ended December 31, 1999, 1998 and 1997
                             (Dollars in thousands)

                                                           1999              1998              1997
                                                         --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investments:
     Fixed maturities                                   ($181,008)        ($138,282)        ($76,211)
     Equity securities                                  (  52,798)        (  61,358)        ( 38,955)
     Mortgage loans                                     (      66)        (     160)        (  1,223)
     Other invested assets                              (  12,618)        (   9,537)        (    857)
   Sales/maturities of investments:
     Fixed maturities                                     108,947            98,877           49,663
     Equity securities                                     53,672            51,509           42,921
     Other invested assets                                  1,950             1,048              404
   Principal payments received on mortgage loans              162               139              129
   Loans made to policyholders                          (   1,568)        (   1,549)        (  1,374)
   Payments received on policy loans                          857               636              656
                                                         --------          --------          -------
       Net cash used in investing activities            ($ 82,470)        ($ 58,677)        ($24,847)
                                                         --------          --------          -------


CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in annuity deposits and supplementary
     contracts                                           $ 45,069          $ 34,459          $38,861
   Increase in universal life deposits                     13,286            12,464           12,034
   Dividends paid to shareholders                       (   6,096)        (   5,529)        (  5,008)
                                                         --------          --------          -------
       Net cash provided by financing activities         $ 52,259          $ 41,394          $45,887
                                                         --------          --------          -------

Net (decrease) increase in cash and cash
   equivalents                                          ($ 17,450)         $  2,521          $36,003
Cash and cash equivalents at beginning of year             44,808            42,287            6,284
                                                         --------          --------          -------
Cash and cash equivalents at end of year                 $ 27,358          $ 44,808          $42,287
                                                         --------          --------          -------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                            $  1,199          $  1,115          $   968
     Income taxes                                          11,016             7,342            9,838





See accompanying notes to financial statements.

INCORPORATED BY REFERENCE, PAGE 35 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
                  Dollars  in  thousands,  except  per  share data.

NOTE 1.         NATURE OF BUSINESS

                    Erie Family Life Insurance Company (the Company), a Pennsylvania-domiciled insurer, is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life and annuity products. The Company markets its products through independent agents in nine states and the District of Columbia and is subject to supervision and regulations of the states in which it operates. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia. See also Note 6.

                    The  Company is  owned 21.6% by  the Erie  Indemnity Company
                    (EIC) and 53.2% by the Erie Insurance Exchange (Exchange). In 1999, the Exchange purchased 92,677 shares of the Company's common stock increasing its ownership to 5,025,577 shares.

                    EIC is the attorney-in-fact for the Exchange. As management company of the Erie Insurance Group of companies, EIC pays operating expenses of the Company. The Company reimburses EIC for direct expenses and its share of common expenses. The Company also sells a significant amount of annuities to affiliated companies of the Erie Insurance Group.

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

INCORPORATED BY REFERENCE, PAGES 35 AND 36 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                Investments

                    Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist of common and nonredeemable preferred stock while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income and shareholders' equity. There are no securities classified as "trading" securities or "held-to-maturity" securities.

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

                    Other invested assets include investments in U.S. domestic and foreign private equity and real estate limited partnerships. The private equity limited partnerships invest in small-to medium-sized companies. The private equity limited partnerships are carried at their equity in the estimated market values. Real estate limited partnerships are recorded using the equity method, which approximates the Company's share of the carrying value of the real estate investments held by the partherships.

                    The Company has not held or issued derivative financial instruments.

                Financial instruments

                    Fair values of available-for-sale securities are based on quoted market prices, where available, or dealer quotations. The carrying value of receivables and liabilities arising in the ordinary course of business approximates their fair values.

                Cash equivalents

                    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Carrying amounts approximate fair value because of the short-term maturity of these investments.

                Deferred policy acquisition costs

                    The costs of acquiring new business, principally commissions and certain costs of issuing policies, are deferred for traditional life insurance. These costs, including underwriting and medical examinations, are amortized over the premium paying period of the related policies in proportion to the total anticipated premium revenue stream. Anticipated premium revenue is estimated using the same assumptions as were used for computing liabilities for future policy benefits. The amount of costs to be deferred would be reduced to the extent future policy premiums and anticipated investment income would not exceed related costs.

INCORPORATED BY REFERENCE, PAGE 36 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                    Universal life and annuity deferred acquisition costs are amortized in relation to the present value of estimated future gross profits on the contracts over a 20-year period.

                    Deferred policy acquisition costs are summarized as follows:

                                                          1999              1998              1997
                                                        --------          --------          --------
                    Balance at beginning of year         $70,916           $64,567           $58,026
                    Additions                             11,485            10,745            10,236
                    Amortization                        (  4,813)         (  4,396)         (  3,695)
                                                         -------           -------           -------
                    Balance at end of year               $77,588           $70,916           $64,567
                                                         =======           =======           =======

                Insurance liabilities

                    Liabilities for life insurance and income-paying annuity future policy benefits are computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, lapses and investment yields. Deferred annuity future policy benefit liabilities are established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Interest rate assumptions for non-interest sensitive life insurance range from 3.5% to 4% on policies issued in 1980 and prior years and 6% to 7.25% on policies issued in 1981 and subsequent years. Mortality and withdrawal assumptions are based on tables typically used in the industry.

                    Annuities are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 1999, deposits to individual annuities earned interest at rates ranging from 5% to 5.75%. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

                Liability for guaranty fund assessments

                    The Company may be required, under the solvency or guaranty laws of the various states in which it is licensed, to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent life insurance companies. Certain states permit these assessments, or a portion thereof, to be recovered as an offset to future premium taxes.

                    Assessments are recognized when they are imposed or information indicates it is probable one will be imposed, and an event obligating the Company has occurred and the amount is reasonably estimated. When the assessment is subject to credit against future premium taxes and judged to be recoverable, it may be capitalized and amortized on a basis consistent with the credits to be realized under applicable state law. The Company's estimated liability for guaranty fund and other assessments was $14 at December 31, 1999 and 1998.

INCORPORATED BY REFERENCE, PAGES 36 AND 37 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


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

                Software development costs

                    In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provided guidance on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this SOP in the first quarter of 1998. Software development costs, principally related to the CyberLife project, totaling $2,495 and $1,541 at December 31, 1999 and 1998 respectively, are capitalized and included in other assets. These costs are being amortized on a straight-line basis over the expected useful life of the asset.

                Earnings per share

                    Earnings per share amounts are based on the weighted average number of common shares outstanding during each of the respective years.

INCORPORATED BY REFERENCE, PAGE 37 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS

                The following tables summarize the cost and market value of securities at December 31, 1999 and 1998.

                                                                       Gross            Gross
                                                    Amortized        Unrealized       Unrealized       Estimated
                                                       Cost            Gains            Losses         Fair Value
                                                    --------          -------          -------          --------
December 31, 1999
Fixed Maturities:
Bonds:
   U. S. treasuries and
     government agencies                            $  9,390          $    75          $    63          $  9,402
   States and political
     subdivisions                                      2,055               45                0             2,100
   Special revenue                                     6,860              220                0             7,080
   Public utilities                                   61,886              765            2,939            59,712
   U. S. banks, trusts
     and insurance companies                         113,616              615            4,740           109,491
   U. S. industrial
     and miscellaneous                               396,128            2,257           16,077           382,308
   Foreign governments- agency                         2,991                0              111             2,880
   Foreign banks, trusts and
     insurance companies                               9,981                0              443             9,538
   Foreign industrial and miscellaneous               46,752              295            2,759            44,288
                                                    --------          -------          -------          --------
       Total bonds                                   649,659            4,272           27,132           626,799

Redeemable preferred stock:
   U.S. banks, trusts and
     insurance companies                               2,000               78                0             2,078
                                                    --------          -------          -------          --------
       Total fixed maturities                       $651,659          $ 4,350          $27,132          $628,877
                                                    ========          =======          =======          ========

Equity Securities:
Common stock:
   U. S. banks, trusts
     and insurance companies                        $  9,188          $ 2,150          $   561          $ 10,777
   U. S. industrial and miscellaneous                 50,646           26,021            4,985            71,682
   Foreign industrial and miscellaneous                1,241                0              305               936
Non-redeemable preferred stock:
   U. S. banks, trusts and
     insurance companies                              25,889              274            1,814            24,349
   U. S. industrial and miscellaneous                 24,837                0            2,390            22,447
   Foreign banks, trusts and
     insurance companies                              12,873                0              969            11,904
                                                    --------          -------          -------          --------
       Total equity securities                      $124,674          $28,445          $11,024          $142,095
                                                    ========          =======          =======          ========

       Total available-for-sale securities          $776,333          $32,795          $38,156          $770,972
                                                    ========          =======          =======          ========


INCORPORATED BY REFERENCE, PAGE 38 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)


                                                   Amortized         Unrealized       Unrealized       Estimated
                                                      Cost             Gains            Losses         Fair Value
                                                    --------          --------         --------         --------
December 31, 1998
Fixed Maturities:
U. S. treasuries and
   government agencies                              $ 20,431          $ 1,360          $    27          $ 21,764
States and political
   subdivisions                                        2,056              107                0             2,163
Special revenue                                       11,065              783                0            11,848
Public utilities                                      70,265            3,731              455            73,541
U. S. banks, trusts
   and insurance companies                           113,543            8,531            1,086           120,988
U. S. industrial
   and miscellaneous                                 331,432           17,019            1,202           347,249
Foreign governments- agency                            2,990                0              308             2,682
Foreign industrial and miscellaneous                  24,693              908              313            25,288
                                                    --------          -------          -------          --------
       Total fixed maturities                       $576,475          $32,439          $ 3,391          $605,523
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
                                                    ========          =======          =======          ========


INCORPORATED BY REFERENCE, PAGE 38 AND 39 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.       INVESTMENTS (CONTINUED)

              Sources of net investment income follow for the years ended December 31:

                                                      1999             1998             1997
                                                    -------          -------          -------
              Fixed maturities                      $47,068          $42,068          $39,466
              Equity securities                       7,134            8,120            8,942
              Other                                   3,706            3,668            2,919
                                                    -------          -------          -------
              Total investment income               $57,908          $53,856          $51,327
              Investment expense                      1,695            1,527            1,413
                                                    -------          -------          -------
              Net investment income                 $56,213          $52,329          $49,914
                                                    =======          =======          =======


              Sources of realized gains and losses on investments reflected in operations follow for the years ended December 31:

                                                      1999             1998             1997
                                                    -------          -------          -------
              Realized gains:
                Fixed maturities                    $1,755           $1,936           $1,264
                Equity securities                    5,218            3,657            4,466
                Other, net                               0              180                0
                                                    ------           ------           ------
              Total gains                           $6,973           $5,773           $5,730
                                                    ------           ------           ------
              Realized losses:
                Fixed maturities                    $  360           $  207           $  353
                Equity securities                    2,280              683              176
                                                    ------           ------           ------
              Total losses                          $2,640           $  890           $  529
                                                    ------           ------           ------
              Net realized gains on investments     $4,333           $4,883           $5,201
                                                    ======           ======           ======


              The following is a summary of fixed maturities at December 31, 1999, by remaining term to contractual maturity:

                                                                    Amortized        Estimated
                                                                       Cost          Fair Value
                                                                    ---------        ----------
              Due in one year or less                                $  7,662         $  7,649
              Due after one year through five years                   217,826          213,038
              Due after five years through ten years                  110,620          106,160
              Due after ten years                                     315,551          302,030
                                                                     --------         --------
                                                                     $651,659         $628,877
                                                                     ========         ========


INCORPORATED BY REFERENCE, PAGE 39 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)


                Bonds having a fair value of $1,898 at December 31, 1999 were on deposit with various regulatory authorities as required by law. Fixed maturities (bonds) having a fair value of $15,019 are pledged as collateral on a $10,000 line of credit with a bank. There were no borrowings on the line during 1999 and 1998.

                Net unrealized gains and losses on investments are credited or charged directly to other comprehensive income. At December 31, 1999, net unrealized losses on investment securities of $2,344 consisted of $34,652 in unrealized gains less $38,258 in unrealized losses and a deferred tax benefit of $1,262.

                Changes in unrealized (losses) gains include the following for the years ended December 31:

                                                                         1999             1998             1997
                                                                        ------           ------           ------
                 Equity securities                                     $ 6,237          $ 2,129          $ 3,966
                 Fixed maturities                                     ( 51,830)           6,664           16,482
                 Other invested assets                                   1,723               31                0
                 Deferred federal income tax
                    benefit (expense)                                   15,354         (  3,088)        (  7,156)
                                                                       -------          -------          -------
                (Decrease) increase in
                    unrealized (losses) gains                         ($28,516)         $ 5,736          $13,292
                                                                       =======          =======          =======



NOTE 4.         COMPREHENSIVE INCOME

                The Company adopted the provisions of the Statement of Financial Accounting Standards (FAS) No. 130, "Reporting Comprehensive Income," in 1998. Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The components of other comprehensive income follow for the years ended December 31:

                                                                        1999             1998             1997
                                                                      --------         --------         --------
                Unrealized holding (losses) gains arising
                  during period                                       ($48,203)         $13,707          $25,649
                Less:  reclassification adjustment for gains
                  included in net income                                 4,333            4,883            5,201
                                                                       -------          -------          -------
                Net unrealized holdings (losses) gains
                  arising during period                               ($43,870)         $ 8,824          $20,448
                                                                       -------          -------          -------
                Income tax benefit (expense) related to
                  unrealized (losses) or gains                         $15,354         ($ 3,088)        ($ 7,156)
                                                                       -------          -------          -------
                Other comprehensive (loss) income, net
                  of tax                                              ($28,516)         $ 5,736          $13,292
                                                                       =======          =======          =======


INCORPORATED BY REFERENCE, PAGES 39 AND 40 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5.         LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                                         1999            1998             1997
                                                                      --------         -------          --------
                Balance at January 1                                   $ 1,801          $2,050           $ 1,703
                Less reinsurance recoverables                         (    449)        (   163)         (    133)
                                                                       -------          ------           -------
                Net balance at January 1                               $ 1,352          $1,887           $ 1,570

                Total death claims incurred                             10,231           8,459            11,117
                Total death claims paid,
                  net of reinsurance recoveries                         10,462           8,994            10,800
                                                                       -------          ------           -------
                Net balance at December 31                             $ 1,121          $1,352           $ 1,887
                Plus reinsurance recoverables                              184             449               163

                Balance at December 31                                 $ 1,305          $1,801           $ 2,050
                                                                       =======          ======           =======



NOTE 6.         LIFE PREMIUMS AND ANNUITY & UNIVERSAL LIFE DEPOSITS


                The Company offers a range of products and services, but operates as one reportable life insurance segment. The Company's portfolio of life insurance includes permanent life, endowment and term policies, including whole life, mortgage and decreasing term, group, and universal life insurance. The face value of new life business issued in 1999 had a ratio of 5:1 of term insurance to whole life insurance coverage.

                                                                       1999             1998             1997
                                                                      -------          -------          -------
                Life Insurance Premiums earned:
                  Term                                                $27,256          $25,258          $23,168
                  Whole life                                            5,092            4,781            4,637
                  Universal life                                       10,625            9,748            8,783
                  Other                                                 2,508            2,405            2,255
                                                                      -------          -------          -------
                Total direct premiums earned                           45,481           42,192           38,843
                  Reinsurance, net                                      3,795            3,953            3,649
                                                                      -------          -------          -------
                                                                      $41,686          $38,239          $35,194
                                                                      =======          =======          =======
                Deposits:
                  Universal life                                      $11,792          $10,692          $10,734
                  Annuity                                              67,115           56,728           58,306
                                                                      -------          -------          -------
                                                                      $78,907          $67,420          $69,040
                                                                      =======          =======          =======


                Annuity deposits in 1999, 1998 and 1997 included $5,322, $6,413 and $1,992, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Structured settlement annuities sold to affiliated property and casualty companies of the Erie Insurance Group totaled $23,312, $17,883 and $17,781, in 1999, 1998 and 1997,
                respectively.

INCORPORATED BY REFERENCE, PAGE 40 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.         FEDERAL INCOME TAXES

                The provision for federal income taxes consists of the following for the years ended December 31:

                                                                       1999             1998             1997
                                                                      -------          -------          -------
                  Current                                             $ 9,646          $ 8,101          $ 9,005
                  Deferred                                              1,955            3,755            1,638
                                                                      -------          -------          -------
                                                                      $11,601          $11,856          $10,643
                                                                      =======          =======          =======



                A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:


                                                                         1999            1998             1997
                                                                       -------         -------          -------
                Federal income taxes at statutory rates                $12,224          $11,879          $10,571
                Dividends received deduction and
                  tax-exempt interest                                 (     85)        (    182)        (    299)
                Other                                                 (    538)             159              371
                                                                       -------          -------          -------
                Provision for federal income taxes                     $11,601          $11,856          $10,643
                                                                       =======          =======          =======




                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax liabilities are as follows:

                                                                                              December 31,
                                                                                         1999             1998
                                                                                       --------         --------
                Deferred policy acquisition costs                                       $23,538          $21,523
                Liability for future life and annuity policy benefits                  (  5,577)        (  6,117)
                Unrealized (losses) gains                                              (  1,262)          14,092
                Other                                                                     1,154            1,754
                                                                                        -------          -------
                      Deferred income tax liability                                     $17,853          $31,252
                                                                                        =======          =======


NOTE 8.         RELATED PARTY TRANSACTIONS

                Expense reimbursements

                    Reimbursements to EIC for operating expenses paid on behalf of the Company are made on a monthly basis. The amount of these reimbursements for the Company totaled $14,740, $14,305 and $13,038 in 1999, 1998 and 1997, respectively.

                    The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. Pension and other benefit costs reimbursed by the Company to EIC equaled $115, $181 and $183 in 1999, 1998 and 1997, respectively.

INCORPORATED BY REFERENCE, PAGES 40 AND 41 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                    ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.         RELATED PARTY TRANSACTIONS (CONTINUED)

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

                    Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $42,131 and $38,774 at December 31, 1999 and 1998,
                    respectively. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies equal $149,920 and $128,382 at December 31, 1999 and 1998, respectively. See also Note 6.

                Note payable to EIC

                    The $15,000 note payable to EIC bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company, subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 1999, 1998 and 1997, the Company paid interest to EIC totaling $968 in each year.

                Property and equipment

                    The Company owns certain real estate it leases to EIC. The real estate is recorded net of accumulated depreciation of $1,362 and $1,279 at December 31, 1999 and 1998,
                    respectively. Rentals paid to the Company under this lease agreement totaled $303 in 1999 and $343 in 1998. Future minimum rentals under this agreement are as follows:

                    2000                            $  309
                    2001                               312
                    2002                               318
                    2003                               321
                    2004                               328
                    Thereafter                       1,122
                                                    ------
                    Total                           $2,710
                                                    ======

                    EIC purchases certain software and equipment for use by the Company. Depreciation and applicable interest are charged to the Company throughout the estimated useful life of the asset and included in general expenses. Depreciation and interest charged the Company in 1999 and 1998 amounted to $574 and $384, respectively.

 INCORPORATED BY REFERENCE, PAGE 41 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                      ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 9.         REINSURANCE

                The Company  cedes  insurance to other  insurers and  reinsurers
                under  individual  risk  contracts.   Reinsurance   arrangements
                mitigate losses arising from large risks.

                Amounts recoverable or credited under reinsurance contracts are included in total assets as reinsurance recoverable or reserve credit for reinsurance ceded. The cost of reinsurance related to long-duration contracts is accounted for over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                A  contingent  liability  exists  with  respect  to  reinsurance receivables and the reserve credit for reinsurance ceded which would become a liability in the event such reinsurance companies are unable to meet their obligations under the existing reinsurance agreements. These agreements do not relieve the Company of its primary obligation to its Policyholders.

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                Statements of Operations have been reduced by the following amounts due to reinsurance cessions:

                                                                       1999             1998             1997
                                                                      ------           ------           ------
                Policy revenue                                        $3,920           $4,054           $3,761

                Death benefits                                         1,766            1,490            1,319

                Future life policy benefits                              932              953              842

                Commissions                                            1,567            1,654            1,462


                The Company has an insignificant amount of assumed reinsurance activity.

NOTE 10.        STATUTORY INFORMATION

                The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Accounting principles used to prepare statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

INCORPORATED BY REFERENCE, PAGES 41 AND 42 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 10.        STATUTORY INFORMATION (CONTINUED)

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 1999, 1998 and 1997, follows:

                                                                         1999             1998             1997
                                                                       -------          -------          -------
                Statutory net income                                   $14,372          $13,787          $12,924

                Reconciling items:
                  Policy liabilities and accruals                        3,743            2,344            1,024
                  Deferred policy acquisition costs,
                    net of amortization                                  6,672            6,349            6,540
                  Investment valuation differences                         349            2,360            1,015
                  Deferred taxes                                      (  1,955)        (  3,755)        (  1,638)
                  Capitalized salaries and benefits                        953            1,541                0
                  Other                                               (    809)        (    541)        (    305)
                                                                       -------          -------          -------
                GAAP net income                                        $23,325          $22,085          $19,560
                                                                       =======          =======          =======


                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 1999 and 1998, follows:

                                                                                          1999             1998
                                                                                        --------         --------
                Statutory shareholders' equity                                          $ 99,181         $ 85,907

                Reconciling items:
                  Asset valuation and interest
                    maintenance reserves                                                  45,084           37,324
                  Investment valuation differences                                     (  25,824)          30,745
                  Deferred policy acquisition costs                                       77,588           70,916
                  Surplus note                                                         (  15,000)       (  15,000)
                  Policy liabilities and accruals                                         10,190            6,447
                  Deferred taxes                                                       (  17,853)       (  31,252)
                  Deferred and uncollected premiums                                    (   5,458)       (   4,807)
                  Capitalized salaries and benefits, net of amortization                   2,495            1,541
                  Other                                                                      700              710
                                                                                        --------         --------
                GAAP shareholders' equity                                               $171,103         $182,531
                                                                                        ========         ========


                The amount of dividends the Company can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities.
                Accordingly, the maximum dividend payout which may be made in 2000 without prior Pennsylvania Commissioner approval is $14,372. Dividends declared to shareholders totaled $6,237 in 1999, and $5,670 in 1998.

INCORPORATED BY REFERENCE, PAGE 42 AND 43 OF THE COMPANY'S 1999 ANNUAL
 REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 11.        QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                  The following results are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                                                      First            Second            Third           Fourth
                                                     Quarter           Quarter          Quarter          Quarter
                                                     -------           -------          -------          -------
1999

Total policy revenue                                 $ 9,844           $10,978          $10,176          $10,688
Net investment income                                 13,370            13,930           14,139           14,774
Net realized gains (losses) on investments               825             1,826            2,236         (    554)
Other income                                             237               135              219              101
                                                     -------           -------          -------          -------
  Total revenues                                     $24,276           $26,869          $26,770          $25,009
                                                     =======           =======          =======          =======

Income from operations                               $ 7,433           $ 9,339          $ 9,450          $ 8,704
Provision for federal income taxes                     2,551             3,460            2,718            2,872
                                                     -------           -------          -------          -------
   Net income                                        $ 4,882           $ 5,879          $ 6,732          $ 5,832
                                                     =======           =======          =======          =======
   Net income per share                              $  0.52           $  0.62          $  0.71          $  0.62
                                                     =======           =======          =======          =======
Comprehensive (loss) income                         ($ 2,086)         ($ 4,831)        ($ 4,162)         $ 5,888
                                                     =======           =======          =======          =======
1998

Total policy revenue                                 $ 8,981           $ 9,833          $ 9,494          $ 9,931
Net investment income                                 12,790            12,996           12,575           13,968
Net realized gains on investments                      1,836               866              775            1,406
Other income                                             164               226              238              131
                                                     -------           -------          -------          -------
  Total revenues                                     $23,771           $23,921          $23,082          $25,436
                                                     =======           =======          =======          =======

Income from operations                               $10,017           $ 8,617          $ 5,910          $ 9,397
Provision for federal income taxes                     3,519             3,053            2,247            3,037
                                                     -------           -------          -------          -------
  Net income                                         $ 6,498           $ 5,564          $ 3,663          $ 6,360
                                                     =======           =======          =======          =======
  Net income per share                               $  0.69           $  0.59          $  0.39          $  0.67
                                                     =======           =======          =======          =======
Comprehensive income (loss)                          $ 8,754           $ 7,877         ($ 2,464)         $13,654
                                                     =======           =======          =======          =======
1997

Total policy revenue                                 $ 8,468           $ 8,814          $ 8,661          $ 9,251
Net investment income                                 12,401            12,211           12,419           12,883
Net realized gains on investments                        622               746            2,508            1,325
Other income                                             140               186              190              212
                                                     -------           -------          -------          -------
   Total revenues                                    $21,631           $21,957          $23,778          $23,671
                                                     =======           =======          =======          =======

Income from operations                               $ 6,586           $ 6,997          $ 9,058          $ 7,562
Provision for federal income taxes                     2,185             2,384            3,531            2,543
                                                     -------           -------          -------          -------
   Net income                                        $ 4,401           $ 4,613          $ 5,527          $ 5,019
                                                     =======           =======          =======          =======
   Net income per share                              $  0.47           $  0.49          $  0.58          $  0.53
                                                     =======           =======          =======          =======
Comprehensive (loss) income                         ($ 5,748)          $15,107          $15,701          $ 7,792
                                                     =======           =======          =======          =======

                                       97