Form 10-K, Exhibit 13
period 2000-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 2001-03-19
CIK 33416

INCORPORATED BY REFERENCE, PAGE 20 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA
(All amounts in thousands, except per share data)

                                                                   Years Ended December 31
                                       2000              1999               1998               1997               1996
OPERATING DATA

Total policy revenue                $   44,537        $   41,686         $   38,239         $   35,194         $   31,116
Net investment & other income           63,876            56,905             53,088             50,642             46,617
Net realized gains on investments        6,960             4,333              4,883              5,201              4,987
                                    ----------        ----------         ----------         ----------         ----------
Total revenues                      $  115,373        $  102,924         $   96,210         $   91,037         $   82,720
                                    ----------        ----------         ----------         ----------         ----------
Total benefits & expenses               76,550            67,998             62,269             60,834             56,077
                                    ----------        ----------         ----------         ----------         ----------
Income from operations              $   38,823        $   34,926         $   33,941         $   30,203         $   26,643
Provision for federal income taxes      13,433            11,601             11,856             10,643              8,977
                                    ----------        ----------         ----------         ----------         ----------
Net income                          $   25,390        $   23,325         $   22,085         $   19,560         $   17,666
                                    ----------        ----------         ----------         ----------         ----------
Net income per share                $     2.69        $     2.47         $     2.34         $     2.07         $     1.87
                                    ----------        ----------         ----------         ----------         ----------

FINANCIAL POSITION

Total assets                        $1,020,343        $  954,532         $  917,606         $  832,534         $  740,651

Shareholders' equity                $  195,720        $  171,103         $  182,531         $  160,380         $  132,631

Book value per share                $    20.71        $    18.11         $    19.32         $    16.97         $    14.03

Dividends declared per share        $     0.72        $     0.66         $     0.60         $     0.54         $     0.50

Average number of
  shares outstanding                     9,450             9,450              9,450              9,450              9,450



INCORPORATED BY REFERENCE, PAGE 21 AND 22 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Management's Discussion and Analysis of Financial Condition & Results of Operations


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 29-43, as they contain important information that is helpful in evaluating the Company's operating results and financial condition.

Overview

Erie Family Life Insurance Company (the Company) is a Pennsylvania life insurance company formed to underwrite and sell nonparticipating individual and group life insurance policies, including universal life. The Company also sells individual and group annuities. Beginning late in 2000, the Company began issuing its first accident and health product, a mortgage disability income policy. The Company markets its products through independent Agents throughout nine states and the District of Columbia. The Company's shares are owned 21.6 percent by Erie Indemnity Company, 53.5 percent by Erie Insurance Exchange and the remaining 24.9 percent by public shareholders.

Results of operations

Financial overview

Net income increased to $25,390,415, or $2.69 per share, in 2000 from $23,324,697, or $2.47 per share, in 1999, an increase of 8.9 percent. Strong investment gains and solid premium growth contributed to the financial results of 2000. Life insurance in force increased by more than $2.1 billion to almost $16.5 billion at December 31, 2000.

Revenues

Analysis of policy revenue

Total policy revenue increased by $2,851,088, or 6.8 percent, to $44,536,724 in 2000. Premiums on traditional life insurance policies increased $2,631,232, or
8.2 percent, for the year ended December 31, 2000 and $2,430,867, or 8.2 percent, for the year ended December 31, 1999. Policies in force on traditional products increased 4.3 percent to 165,992 in 2000 from 159,126 in 1999. Contributing to this growth in traditional life insurance was the introduction of the Company's new life insurance product late in 1999, the ERIE Flagship Term(SM). This new insurance product is designed for sale of policy face amounts of $300,000 and above and complements the Company's Term Protector(R) Series of life insurance products. ERIE Flagship Term, before consideration of reinsurance ceded, contributed almost $2.2 million to total direct life premiums in 2000.

ERIE Flagship Term is, by design, more competitively priced at larger policy face amounts. As such, the Company's reinsurance premiums ceded and related commission and expense allowance has increased for the year 2000 when compared with 1999. Under the reinsurance treaty for this new product, the reinsurer assumes 50 percent of all insurance up to $600,000 (the Company's retention limit is $300,000) and assumes all insurance after that amount. The total dollar retention amount on this product is the same as the other traditional life insurance policies the Company currently offers. The reinsurance premiums ceded, which are netted against the direct life premiums, for the ERIE Flagship Term product amounted to $1.2 million for the year ended December 31, 2000.

Universal life products generated premium, net of reinsurance, of $10,187,578, $9,522,851 and $8,657,657 in 2000, 1999 and 1998, respectively. Policies in force on universal life products increased 4.4 percent to 42,521 in 2000 from 40,716 in 1999.

Total annuity and universal life deposits were $62,258,450, $78,906,813 and $67,420,294 in 2000, 1999 and 1998, respectively. Of the total decrease in deposits of $16,648,363 for 2000, annuities comprised $16,054,315 of that decline. The annuity product offerings include investment features that compete with numerous other investment alternatives commercially available. The Company's ability to attract policyholders depends in large part on the relative attractiveness of its products compared to those other available products. Factors such as the interest rate environment and the performance of the stock market influence this ability.

Annuity deposits recorded in connection with annuity contracts purchased by the Erie Insurance Group Retirement Plan for retired vested Employees receiving benefits were $5,626,892, $5,321,738 and $6,413,460 for the years ended December 31, 2000, 1999 and 1998, respectively. Also included in annuity deposits are annuities purchased by affiliated property/casualty insurance companies for use in connection with the structured settlement of insurance claims. Structured settlement annuity deposits sold to Erie Insurance Group affiliate companies totaled $16,167,642, $23,312,225 and $17,883,171 in 2000, 1999 and 1998,
respectively.

INCORPORATED BY REFERENCE, PAGE 22 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Analysis of investment-related income

Net investment income increased $4.2 million, or 7.6 percent, for the year ended December 31, 2000 and $3.3 million, or 6.4 percent, for the year ended December 31, 1999. The ratio of net investment income to mean invested assets, excluding limited partnerships, was 7.5, 7.3, and 7.2 for 2000, 1999, and 1998, respectively. The increase in income generated by the investment portfolio was due to increased levels of investment from cash flows of the Company's operations and annuity and universal life deposits combined with slightly better returns. Net cash provided in 2000 from annuity deposits and universal life deposits was $14.9 million and $12.6 million, respectively.

During 2000, 1999 and 1998, the Company generated net realized gains on investments of $6,960,133, $4,333,318 and $4,882,586, respectively, primarily from the sale of equity securities and fixed maturity investments.

The Company's equity in earnings of limited partnerships increased over $2.5 million to $3,436,981 for the year ended December 31, 2000. The increase in 2000 was primarily the result of increased limited partnership investments during the year.

Benefits and expenses

Analysis of policy-related benefits and expenses

Net death benefits on life insurance policies increased 25.8 percent in 2000 to $12,868,899 compared to $10,231,135 in 1999 and $8,459,035 in 1998. This increase is consistent with the increase in face amount of life insurance issued by the Company. The total face amount of life insurance in force increased $2.1 billion from December 31, 1999. The Company's mortality experience has been favorable over the long term and management believes its underwriting philosophy and practices are sound.

Total interest credited on annuity and universal life deposits increased $3,377,546, or 9.3 percent, for the year ended December 31, 2000 and $1,968,737, or 5.2 percent, for the year ended December 31, 1999. This increase in interest expense was the result of an increase in the credited interest rate on annuity deposits during the first quarter of 2000 combined with the $27.5 million increase in deposits for the year ended December 31, 2000. At December 31, 2000, annuity deposits totaled $584 million, an increase of 2.6 percent from December 31, 1999, and universal life deposits totaled $107 million, an increase of 13.3 percent from December 31, 1999. The interest rate credited on universal life deposits ranged from 6.00 percent to 6.75 percent in 2000 and 1999. The rate credited on annuity deposits ranged from 5.00 percent to 6.25 percent in 2000 and 5.00 percent to 5.75 percent in 1999.

Surrender and other benefits increased by $174,397 to $834,791 for the year ended December 31, 2000 and decreased by $155,614 to $660,394 for the year ended December 31, 1999. Surrender and other benefits include life surrender benefits, matured endowments, disability benefits, interest on death benefits and changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. PEGLI is a voluntary reinsurance pool that provides reinsurance coverage to primary insurers who insure Commonwealth of Pennsylvania employees upon their retirement. Beginning July 1, 2000, the Company stopped receiving new business from this pool. Information will continue to be provided to the Company on an annual basis to determine its share of the pool assets and liabilities until the remaining balances have run off over time. During 2000, the change in the Company's share of the PEGLI pool resulted in a decrease in benefits of $420,000 compared to decreases of $467,133 in 1999 and $279,584 in 1998. The change in the Company's share of the PEGLI pool is subject to fluctuations inherent in the underwriting of life insurance products.

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The increase in future life policy benefit expense decreased $455,764, or 9.4 percent, for the year ended December 31, 2000 and increased $684,999, or 16.4 percent, for the year ended December 31, 1999. The increase in future policy benefits in 2000 was less than the increase in future policy benefits in 1999 because of a significant change in the mix of new business (see previous discussion on ERIE Flagship Term).

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are capitalized and deferred. For traditional and disability income products, these costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. For interest-sensitive products such as universal life and annuities, these costs are amortized in proportion to future anticipated profits on these products. The amortization of deferred policy acquisition costs (DAC) increased $331,960, or 6.9 percent, for the year ended December 31, 2000 and $417,024, or 9.5 percent, for the year ended December 31, 1999.

INCORPORATED BY REFERENCE, PAGE 22 AND 23 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Analysis of other expenses

Total operating expenses, excluding taxes, licenses and fees, increased to $11,162,836 in 2000 compared to $9,330,979 in 1999 and $9,322,391 in 1998.
Certain operating expenses of the Company are paid by Erie Indemnity Company, management company of the Erie Insurance Group, and reimbursed monthly by the Company. Additionally, a portion of Erie Insurance Group common overhead expenses attributable to the Company are also reimbursed monthly. These expenses comprise a majority of the Company's general expenses.

General expenses, a component of total operating expenses, include wages and salaries, Employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company, related to the acquisition and underwriting of new policies, are deferred as policy acquisition costs (DAC). Medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and salaries, Employee benefits and bonuses paid to branch sales Employees for the production of life and annuity business, are all deferred.

General expenses, net of DAC, increased $2,076,449, or 29.2 percent, for the year ended December 31, 2000 and decreased $428,083, or 5.7 percent, for the year ended December 31, 1999. In 1999, the CyberLife policy administration system was placed into production. Certain expenses, including salaries and benefits associated with the implementation of CyberLife, were capitalized in accordance with SOP 98-1 and therefore not charged against income in 1999. The capitalization of these costs ended in 1999 when the system was placed into use. In addition, amortization of the capitalized costs of the CyberLife system began late in 1999, when the system was placed into production. CyberLife-related charges amounted to $830,000 in 2000 and $215,000 in 1999, as the system was in production only part of 1999. General expenses, aside from CyberLife, increased
6.5 percent for the year ended December 31, 2000.

Another component of total operating expenses is commissions to independent Agents. Direct commission costs include new and renewal commissions, production bonuses and promotional incentives to Agents. These direct commission expenses are reported on the Statements of Operations net of commissions received from reinsurers. The reported expense is also affected by the amount of commission expenses capitalized as DAC. Commissions, which vary with and are related primarily to the production of new business, have been deferred and are capitalized as DAC. Most first-year and incentive commissions and some second-year commissions qualify for deferral as DAC.

Commission expense decreased $244,399, or 11.0 percent, to $1,969,376 in 2000 from $2,213,775 in 1999. In 1999, the Company participated in the Erie Insurance Group promotional incentive contest. The estimated contest costs to the Company, net of deferrals, were charged to commission expense in 1999. There were no similar charges to commission expense in 2000.

Taxes, licenses and fees increased $654,077 to $2,268,068 in 2000 and increased $1,032,638 in 1999. Contributing to the 1999 increase is $954,000 included in
1998  for a  refund  due the  Company  from the  Pennsylvania  Life  and  Health
Insurance Guaranty Association (PLHIGA) resulting from a recalculation of annuity assessments paid in previous years. The original refund amount anticipated in 1998 was $1,044,330. This amount was recognized as an asset on the Company's Statement of Financial Condition and has been reduced each year for premium tax recoveries from the original assessments paid by the Company. The remaining amount related to this assessment refund is $651,357 at December 31, 2000. Currently, the PLHIGA recalculation of annuity assessments is the subject of a pending dispute through an administrative hearing with the Pennsylvania Insurance Department. At this time, there is uncertainty as to the outcome of this dispute. Management believes the recorded asset is not materially different from recoveries that will ultimately be realized.

Financial condition

Reserve liabilities

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. At December 31, 2000, there was no material difference between the carrying value and fair value of the Company's investment-type policies. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

INCORPORATED BY REFERENCE, PAGE 23 TO 25 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

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

At December 31, 2000, the Company's investment portfolio consisting of marketable short-term investments, investment-grade bonds, common stocks and preferred stocks totaled $813 million, or 79.7 percent, of total assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. At December 31, 2000, 77.6 percent of total invested assets were invested in fixed maturities. Preferred stock represents
7.3 percent, or $64.4 million, and common stock represents 8.3 percent, or $73.5 million, of total invested assets at December 31, 2000, while real estate, policy loans, mortgage loans and limited partnerships make up 6.8 percent of total invested assets. Mortgage loans and limited partnership investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return. Consequently, these investments are kept to a minimum under the Company's investment policies.

Distribution  of Invested Assets
at December 31,

                                             Carrying Value
                                             (In thousands)

                                        2000      %           1999      %
                                       ------    ---         ------    ---
Fixed maturities available-
 for-sale                            $ 683,651   77.6      $ 628,877   76.9
Equity securities:
Preferred  stock                        64,393    7.3         58,700    7.2
Common stock                            73,525    8.3         83,395   10.2
Limited partnerships                    42,074    4.8         28,331    3.5
Other invested  assets                  17,426    2.0         18,157    2.2
                                     ---------  -----      ---------  -----
Total invested assets                $ 881,069  100.0      $ 817,460  100.0
                                     =========  =====      =========  =====


Fixed maturities

The Company's fixed maturities consist of investments in bonds and redeemable preferred stock. It is the Company's objective that the fixed maturity portfolio be of very high quality and well diversified within each market sector. The portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.

The Company's fixed maturity investments consist 96.1 percent, or $657 million, of "high" or "highest" quality investment grade bonds and redeemable preferred stock (Baa/BBB or better). Included in this investment-grade category are $371 million of bonds characterized as of the "highest" quality or "Class 1" securities as defined by the National Association of Insurance Commissioners
(NAIC). The below-investment-grade category consisted of $20 million of "medium" quality bonds, and $7 million of bonds rated at "low" quality or below. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 2000 and 1999, net unrealized losses on fixed maturities available-for-sale amounted to $7.4 million and $14.8 million, respectively, net of deferred taxes.

INCORPORATED BY REFERENCE, PAGE 25 AND 26 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Equity securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the Statements of Financial Position at market value. At December 31, 2000 and 1999, common and nonredeemable preferred stock held by the Company had net unrealized gains of $6.8 million and $11.3 million, respectively, net of deferred taxes. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks consist of $60.4 million, or
93.8 percent, of the "highest" or "high" quality, and $4.0 million, or 6.2 percent, of "medium" quality, as defined by the NAIC. The common stock portfolio provides liquidity, diversification, income and capital appreciation opportunities to meet the earnings objectives of the Company.

Limited partnership investments

The Company's limited partnership investments include U.S. and foreign private equity, real estate and fixed income investments. During 2000, limited partnership investments increased $13,743,229 to $42,074,104. Fixed income and real estate limited partnerships, which comprise 38 percent of the total limited partnerships, produce a predictable earnings stream while private equity limited partnerships, which comprise 62 percent of the total, tend to provide a less predictable earnings stream.

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

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

December 31,2000                      Principal            Weighted-average
(Dollars in thousands)                cash flows            interest rate
                                     ------------         ------------------
Fixed maturities and
short-term bonds:
2001                                  $   35,925                 6.5%
2002                                      54,105                 7.1%
2003                                      62,217                 7.1%
2004                                      43,089                 8.0%
2005                                      57,330                 7.4%
Thereafter                               453,210                 8.0%
                                      ==========
Total                                 $  705,876
                                      ----------
Market Value                          $  695,646
                                      ==========

December 31,1999                      Principal            Weighted-average
(Dollars in thousands)                cash flows            interest rate
                                     ------------          ------------------
Fixed maturities:
2000                                  $    7,654                 7.2%
2001                                      30,925                 6.1%
2002                                      56,105                 7.0%
2003                                      60,293                 7.1%
2004                                      34,270                 7.8%
Thereafter                               460,606                 7.9%
                                      ----------
Total                                 $  649,853
                                      ==========
Market Value                          $  628,877
                                      ==========

Actual cash flows may differ from those stated as a result of calls and prepayments.

INCORPORATED BY REFERENCE, PAGE 26 AND 27 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Equity price risk

The Company's portfolio of marketable equity securities, which is carried on the Statements of Financial Position at estimated fair value, has exposure to price risk. This risk is defined as the potential loss in estimated fair value resulting from an adverse change in prices. The Company's objective is to earn competitive relative returns by investing in a portfolio of high-quality, liquid securities. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of techniques. The Company's holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by Company management and the Board of Directors.

Liquidity and Capital Resources

General considerations and analysis

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 2000 was almost $17.5 million compared to $12.8 million in 1999, and $19.8 million in 1998. The Company's liquidity position remains strong as invested assets increased 7.8 percent to $881 million at December 31, 2000.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, are a source of funds. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable "interest-bearing obligations" of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue.

The Company's commitments for expenditures as of December 31, 2000 are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes and dividends to shareholders. These commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities will enable the Company to meet foreseeable cash requirements. As an added measure of liquidity, the Company has arranged for a $10 million line of credit with a commercial bank. There were no borrowings under this credit line in 2000, 1999 and 1998.

Regulatory considerations

Risk-based capital

The Commonwealth of Pennsylvania follows the statutory accounting practices minimum Risk-Based Capital (RBC) requirements for domestic insurance companies that were developed by the NAIC. The NAIC standard set for measuring RBC is a method of calculating the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by the state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 2000, the Company substantially exceeded the minimum risk-based capital levels that require regulatory action.

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

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Factors That May Affect Future Results

Geographic expansion

The Company continues to seek quality growth by expanding its operating territories. The expansion into new operating territories offers the opportunity for growth in premiums. Over the last several years, geographic expansion has made a contribution to the premium growth rate of the Company. On March 7, 2000, the Erie Insurance Group, of which the Company is a member, announced its intention to expand its marketing territory into Wisconsin. Wisconsin will be the tenth state served by the Company, in addition to the District of Columbia. In Wisconsin, the Company intends to write all lines of life, health and annuity products it currently offers. The Company anticipates that such expansion will continue to contribute positively to its growth and profitability.

Financial services reform

Federal legislative initiatives on financial services reform, begun in 1997, culminated in the enactment of Senate Bill 900, the Financial Services Modernization Act, which significantly changes the way insurance companies, banks and securities firms are regulated. The elimination of some regulatory barriers to banks entering the insurance market, privacy initiatives concerning the consumer data held by financial institutions and the interjection of federal government agencies into the traditionally state-regulated insurance industry may materially change the environment under which insurance products are marketed.

Additionally, current and proposed future federal measures may affect the way the life insurance industry distributes, prices and services their products. These proposals may include possible changes to laws governing the taxation of insurance companies and life insurance products.

Interest rate environment

The Company's deposit-type products compete with a wide variety of investment options. Among other factors affecting the investment decisions of Policyholders and potential Policyholders are general investment market conditions, particularly the market interest rate environment. Changes in interest rates affect pricing and the relative attractiveness of interest-sensitive investment options, which bears directly on the ability of the Company to attract new investors and retain existing holders of annuity, universal life and certain permanent life insurance products.

Electronic commerce

Emerging technologies are increasingly facilitating transactions between firms and their customers. Electronic transactions between life insurers and their customers or potential customers are becoming more generally accepted and utilized over time. The extent to which electronic commerce will affect the marketplace in which the Company competes will be better understood over time. The Company has developed and will continue to develop means to utilize emerging technologies in a manner consistent with its business model.


"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. Many factors could cause future results to differ materially from those discussed. Examples of such factors include but are not limited to: better (or worse) mortality rates, changes in insurance regulations or legislation that disadvantage the Company in the marketplace and recession, economic conditions or stock market changes affecting pricing or demand for insurance products or ability to generate investment income. Growth and profitability have been and will be potentially materially affected by these and other factors.


Market for the Registrant's Common Stock and Related Shareholder Matters

Currently there is no market on which the Registrant's stock is traded. The Company had 1,015 shareholders of record of common stock on December 31, 2000.

Date Dividends Declared                           Dividends Declared per Share

March 7, 2000                                                $ .180
April 25, 2000                                                 .180
June 13, 2000                                                  .180
October 10, 2000                                               .180
                                                             ------
                                                             $ .720

March 4, 1999                                                $ .165
April 27, 1999                                                 .165
June 15, 1999                                                  .165
September 14, 1999                                             .165
                                                             ------
                                                             $ .660

                      Index to Graphs included in the Investment Section
                          of The Management's Discussion and Analysis


Graph #1               DIVERSIFICATION OF FIXED MATURITIES
                       AT DECEMBER 31, 2000 - CARRYING/MARKET VALUE

                       U.S. Industrial & Miscellaneous                 61%
                       U.S. Banks, Trusts and Insurance Companies      17%
                       Public Utilities                                10%
                       Foreign                                          9%
                       U.S. Treasuries                                  2%
                       States Political Subdivisions &
                        Special Revenue                                 1%


Graph #2               QUALITY* OF BOND PORTFOLIO
                       AT DECEMBER 31, 2000 - CARRYING/MARKET VALUE

                        Highest                                        54%
                        High                                           42%
                        Medium                                          3%
                        Low or below                                    1%

        * As rated by the NAIC


Graph #3               DIVERSIFICATION OF EQUITY SECURITIES
                       AT DECEMBER 31, 2000 - CARRYING/MARKET VALUE


                       (1) U.S. Industrial & Miscellaneous             47%
                       (2) Foreign Banks & Insurance                   27%
                       (2) Foreign Industrial & Miscellaneous          12%
                       (2) U.S. Industrial & Miscellaneous              8%
                       (1) U.S. Banks & Insurance                       5%
                       (1) Foreign Industrial & Miscellaneous           1%



                       (1)  Common Stock
                       (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

Report of Management

The management of Erie Family Life Insurance Company is responsible for the preparation of information included in the financial statements in this Annual Report to Shareholders. The financial statements have been prepared in conformity with Generally Accepted Accounting Principles. The balances in the financial statements are developed from the financial records of the Company and reflect estimates using judgment where amounts cannot be measured precisely or for transactions not yet complete.

The Company's system of internal control is designed to safeguard Company assets from unauthorized use or disposition and to provide for proper authorization, execution and recording of Company transactions. Company personnel design, maintain and monitor internal control on an ongoing basis. In addition, the Company's internal auditors review and report on the functioning of various aspects of internal control.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with the Company's management, internal auditors and independent auditors to review the work of each and to inquire as to their assessment of the performance of Company financial personnel. The independent auditors and internal auditors have full and free access to the Audit Committee, without the presence of management, to discuss results of work performed and communicate other appropriate matters.

/s/ Stephen A. Milne
Stephen A. Milne
President and
Chief Executive Officer
February 5, 2001

/s/ Philip A. Garcia
Philip A. Garcia
Executive Vice President and
Chief Financial Officer
February 5, 2001

/s/ Timothy G. NeCastro
Timothy G. NeCastro
Senior Vice President
and Controller
February 5, 2001



Independent Auditors' Report

To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying Statements of Financial Position of Erie Family Life Insurance Company as of December 31, 2000 and 1999, and the related Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brown, Schwab, Bergquist & Co.
Brown, Schwab, Bergquist & Co.
Erie, Pennsylvania
February 5, 2001

INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2000, 1999 and 1998
                 (Dollars in thousands, except per share data)


                                                           2000            1999            1998
                                                       ----------      ----------      -----------
Revenues
   Policy revenue
     Life premiums                                     $   41,975      $   39,052      $   35,733
     Group and other premiums                               2,562           2,634           2,506
                                                       ----------      ----------      ----------
       Total policy revenue                            $   44,537      $   41,686      $   38,239

   Net investment income                                   59,476          55,279          51,967
   Net realized gains on investments                        6,960           4,333           4,883
   Equity in earnings of limited partnerships               3,437             934             362
   Other income                                               963             692             759
                                                       ----------      ----------      ----------
       Total revenues                                  $  115,373      $  102,924      $   96,210

Benefits and expenses
   Death benefits                                      $   12,869      $   10,231      $    8,459
   Interest on annuity deposits                            33,686          31,202          29,870
   Interest on universal life deposits                      6,182           5,289           4,652
   Surrender and other benefits                               835             660             816
   Increase in future life policy benefits                  4,402           4,858           4,173
   Amortization of deferred policy
     acquisition costs                                      5,145           4,813           4,396
   Commissions                                              1,969           2,214           1,777
   General expenses                                         9,194           7,117           7,545
   Taxes, licenses and fees                                 2,268           1,614             581
                                                       ----------      ----------      ----------
       Total benefits and expenses                     $   76,550      $   67,998      $   62,269
                                                       ----------      ----------      ----------
       Income from operations                          $   38,823      $   34,926      $   33,941

Provision for federal income taxes                         13,433          11,601          11,856
                                                       ----------      ----------      ----------
       Net income                                      $   25,390      $   23,325      $   22,085
                                                       ----------      ----------      ----------
       Net income per share                            $     2.69      $     2.47      $     2.34
                                                       ==========      ==========      ==========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 2000 and 1999
                             (Dollars in thousands)


   ASSETS                                                        2000             1999
                                                              -----------      -----------
Invested assets:
   Fixed maturities at fair value
     (amortized cost of $695,078
     and $651,659, respectively)                              $   683,651      $  628,877
   Equity securities at fair value
     (cost of $127,389 and
     $124,674, respectively)                                      137,918         142,095
   Limited partnerships                                            42,074          28,331
   Real estate                                                      1,376           1,458
   Policy loans                                                     7,766           6,724
   Real estate mortgage loans                                       8,284           9,975
                                                              -----------      ----------
       Total invested assets                                  $   881,069      $  817,460

Cash and cash equivalents                                          17,955          27,358
Premiums receivable from policyholders                              4,609           4,056
Reinsurance recoverable                                               612             464
Other receivables                                                     392             171
Accrued investment income                                          12,038          10,896
Deferred policy acquisition costs                                  84,723          77,588
Reserve credit for reinsurance ceded                                9,076           6,927
Prepaid federal income taxes                                          167             758
Other assets                                                        9,702           8,854
                                                              -----------      ----------
       Total assets                                           $ 1,020,343      $  954,532
                                                              ===========      ==========

   LIABILITIES AND SHAREHOLDERS' EQUITY


LIABILITIES
   Policy liabilities and accruals:
     Future life policy benefits                              $    76,879      $   70,329
     Policy and contract claims                                     2,473           1,305
     Annuity deposits                                             584,174         569,218
     Universal life deposits                                      107,192          94,640
     Supplementary contracts not
       including life contingencies                                   550             581
   Other policyholder funds                                         4,615           5,623
   Deferred income taxes                                           23,819          17,853
   Reinsurance premium due                                            894             692
   Accounts payable and accrued expenses                            5,297           5,116
   Note payable to Erie Indemnity Company                          15,000          15,000
   Due to affiliate                                                 2,029           1,513
   Dividends payable                                                1,701           1,559
                                                              -----------      ----------
       Total liabilities                                      $   824,623      $  783,429
                                                              -----------      ----------
SHAREHOLDERS' EQUITY
   Common stock, $.40 par value per share;
     authorized 15,000,000 shares;
     9,450,000 shares issued and outstanding                  $     3,780      $    3,780
   Additional paid-in capital                                         630             630
   Accumulated other comprehensive income (loss)                    3,687     (     2,344)
   Retained earnings                                              187,623         169,037
                                                              -----------      ----------
       Total shareholders' equity                             $   195,720      $  171,103
                                                              -----------      ----------
       Total liabilities and shareholders' equity             $ 1,020,343      $  954,532
                                                              ===========      ==========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2000, 1999 and 1998
                             (Dollars in thousands)


                                                                  2000           1999           1998
                                                              -----------     -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                  $   25,390      $   23,325     $   22,085
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Net amortization of bond and mortgage
       premium                                                        214             273            453
     Amortization of deferred policy acquisition
       costs                                                        5,145           4,813          4,396
     Real estate depreciation                                          83              83             83
     Software amortization                                            249              62              0
     Deferred federal income tax expense                            2,718           1,955          3,755
     Realized gains on investments                            (     6,960)    (     4,333)   (     4,883)
   Increase in premiums receivable                            (       553)    (       225)   (       359)
   (Increase) decrease in other receivables                   (       221)            184    (       172)
   Increase in accrued investment income                      (     1,142)    (       614)   (         9)
   Policy acquisition costs deferred                          (    12,280)    (    11,485)   (    10,745)
   Increase in other assets                                   (     1,098)    (     2,948)   (     2,789)
   Increase in reinsurance recoverables and
     reserve credits                                          (     2,297)    (       828)   (     1,171)
   Increase in future life policy benefits and
     claims                                                         7,718           5,294          4,877
   (Decrease) increase in other policyholder funds            (     1,008)    (     2,543)         1,571
   Increase (decrease) in reinsurance premium
     due                                                              202             390    (       123)
   Decrease (increase) in prepaid federal income
     taxes                                                            591     (     1,370)           759
   Increase in accounts payable and
     due to affiliate                                                 697             728          2,076
                                                               ----------      ----------     ----------
       Net cash provided by operating activities               $   17,448      $   12,761     $   19,804
                                                               ----------      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investments:
     Fixed maturities                                         ($  101,624)    ($  181,008)   ($  138,282)
     Equity securities                                        (    37,253)    (    52,798)   (    61,358)
     Mortgage loans                                                     0     (        66)   (       160)
     Limited partnerships                                     (    11,755)    (    12,618)   (     9,537)
   Sales/maturities of investments:
     Fixed maturities                                              63,889         108,947         98,877
     Equity securities                                             35,599          53,672         51,509
     Limited partnerships                                           2,828           1,950          1,048
   Principal payments received on mortgage loans                    1,691             162            139
   Loans made to policyholders                                (     2,140)    (     1,568)   (     1,549)
   Payments received on policy loans                                1,098             857            636
                                                               ----------      ----------     ----------
       Net cash used in investing activities                  ($   47,667)    ($   82,470)   ($   58,677)
                                                               ----------      ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in annuity deposits and supplementary
     contracts                                                 $   14,926      $   45,069     $   34,459
   Increase in universal life deposits                             12,552          13,286         12,464
   Dividends paid to shareholders                             (     6,662)    (     6,096)   (     5,529)
                                                               ----------      ----------     ----------
       Net cash provided by financing activities               $   20,816      $   52,259     $   41,394
                                                               ----------      ----------     ----------
Net (decrease) increase in cash and cash
   equivalents                                                ($    9,403)    ($   17,450)    $    2,521
Cash and cash equivalents at beginning of year                     27,358          44,808         42,287
                                                               ----------     -----------     ----------
Cash and cash equivalents at end of year                       $   17,955      $   27,358     $   44,808
                                                               ==========      ==========     ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the year for:
     Interest                                                  $    1,192      $    1,199     $    1,115
     Income taxes                                                  10,124          11,016          7,342

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 33 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 Years Ended  December 31, 2000, 1999  and  1998
                  (Dollars in thousands, except per share data)

                                                                                          Accumulated
                                                   Total                                    Other
                                               Shareholders'  Comprehensive   Retained   Comprehensive                 Additional
                                                  Equity      Income (Loss)   Earnings   Income (Loss)  Common Stock Paid-in Capital
                                               ------------   -------------  ----------  -------------  ------------ ---------------
Balance, January 1, 1998                         $ 160,380                    $ 135,534    $ 20,436       $  3,780      $    630
Comprehensive income
   Net income                                       22,085     $   22,085        22,085
   Other comprehensive income, net of tax            5,736          5,736                     5,736
                                                               ----------
Comprehensive income                                           $   27,821
                                                               ----------
Dividends declared,
   $.60 per share                               (    5,670)                  (    5,670)
                                                 ---------                    ---------
Balance, December 31, 1998                       $ 182,531                    $ 151,949    $ 26,172       $  3,780      $    630
                                                 ---------                    ---------    ---------      --------      --------

Comprehensive loss
   Net income                                       23,325     $   23,325        23,325
   Other comprehensive loss, net of tax         (   28,516)   (    28,516)                (  28,516)
                                                               ----------
Comprehensive loss                                            ($    5,191)
                                                               ----------
Dividends declared,
   $.66 per share                               (    6,237)                  (    6,237)
                                                 ---------                    ---------
Balance, December 31, 1999                       $ 171,103                    $ 169,037   ($  2,344)      $  3,780      $    630
                                                 ---------                    ---------    ----------     --------      --------

Comprehensive income
   Net income                                       25,390     $   25,390        25,390
   Other comprehensive income, net of tax            6,031          6,031                     6,031
                                                               ----------
Comprehensive income                                           $   31,421
                                                               ----------
Dividends declared,
   $.72 per share                               (    6,804)                  (    6,804)
                                                 ---------                    ---------
Balance, December 31, 2000                       $ 195,720                    $ 187,623    $  3,687       $  3,780      $    630
                                                 =========                    =========    =========      ========      ========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                      ERIE FAMILY LIFE INSURANCE COMPANY

                        NOTES TO FINANCIAL STATEMENTS
              All dollar amounts are in thousands, except per share data.


NOTE 1.         NATURE OF BUSINESS

                Erie Family Life Insurance Company (the Company), a Pennsylvania-domiciled insurer, is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life and annuity products. During 2000, the Company issued its first disability income product. This product is designed to protect the
                Policyholder's mortgage if the insured becomes disabled by providing the owner with income to maintain home mortgage payments for the duration of the loan. The Company markets its products through independent agents in nine states and the District of Columbia and is subject to supervision and regulations of the states in which it operates. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia. (See also Note 10).

                The Company is owned 21.6% by the Erie Indemnity Company (EIC), 53.5% by the Erie Insurance Exchange (Exchange) and the remaining 24.9% by public shareholders. In 2000, the Exchange purchased 29,985 shares of the Company's common stock increasing its ownership to 5,055,562 shares.

                EIC is the attorney-in-fact for the Exchange. As management company of the Erie Insurance Group of companies, EIC pays operating expenses of the Company. The Company reimburses EIC for direct expenses and its share of common expenses. The Company also sells a significant amount of annuities to affiliated companies of the Erie Insurance Group. (See also Note
                6).

NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES

                Basis of presentation

                    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles that differ from statutory accounting practices prescribed or permitted for insurance companies by state regulatory authorities.

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

                    The development of liabilities for future policy benefits for the Company's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense, and investment experience. Such estimates are primarily based on historical experience and future expectations of mortality, morbidity, expense, persistency, and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                Investments

                    Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist of common and preferred stock while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income and shareholders' equity. There are no securities classified as "trading" securities or "held-to-maturity" securities.

                    Realized gains and losses on sales of investments, including losses from declines in value of specific securities determined by management to be other-than-temporary, are recognized in income on the specific identification method. Interest and dividend income is recorded as earned.

                    Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. Valuation allowances, if needed, are provided for impairment in net realizable value based on periodic valuations.

                    Limited partnerships include U.S. and foreign private equity, real estate and fixed income investments. The private equity limited partnerships invest in small-to medium-sized companies. The private equity limited partnerships are carried at their estimated market values. Real estate and fixed income limited partnerships are recorded using the equity method, which approximates the Company's share of the carrying value of the partnership.

                Fair value of financial instruments

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

INCORPORATED BY REFERENCE, PAGE 34 AND 35 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

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

                    Deferred policy acquisition costs are summarized as follows:


                                                        2000           1999           1998
                                                    -----------   -----------    ------------

                    Balance at beginning of year     $   77,588    $   70,916    $    64,567
                    Additions                            12,280        11,485         10,745
                    Amortization                    (     5,145)  (     4,813)  (      4,396)
                                                     ----------    ----------     ----------

                    Balance at end of year           $   84,723    $   77,588    $    70,916
                                                     ==========    ==========    ===========

                Insurance liabilities

                    Liabilities for life insurance and income-paying annuity future policy benefits are computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, lapses and investment yields. Deferred annuity future policy benefit liabilities are established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Interest rate assumptions for noninterest-sensitive life insurance range from 3.5% to 4% on policies issued in 1980 and prior years and 6% to 7.25% on policies issued in 1981 and subsequent years. Mortality and withdrawal assumptions are based on tables typically used in the industry.

                    Annuities are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 2000, deposits to individual annuities earned interest at rates ranging from 5.0% to 6.25%, which was an increase from 1999 rates that ranged from 5.0% to 5.75%. Management believes the fair value of annuity and universal life deposits approximates the amounts recorded in the financial statements, since these obligations are generally subject to fluctuating interest rates.

INCORPORATED BY REFERENCE, PAGE 35 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

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

                    Assessments are recognized when they are imposed or information indicates it is probable one will be imposed, and an event obligating the Company has occurred and the amount can be reasonably estimated. When the assessment is subject to credit against future premium taxes and judged to be recoverable, it may be capitalized and amortized on a basis consistent with the credits to be realized under applicable state law. The Company's estimated liability for guaranty fund and other assessments was $155 and $14 at December 31, 2000 and 1999, respectively.

                Recognition of premium revenues and losses

                    Premiums on traditional life insurance contracts are reported as earned revenue when due. Reserves for future policy benefits are established as premiums are earned. For universal life and annuity contracts, deposits are recorded in the policyholder account which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Disability income premiums are recognized as revenue pro rata over the terms of the contracts.

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

                Software development costs

                    Software development costs have been capitalized and included in other assets. The costs capitalized during 1999 totaled $953. Total software development costs are being amortized on a straight-line basis over the expected useful life of the asset. The carrying value of this asset at December 31, 2000 and 1999 was $2,183 and $2,432, respectively.

INCORPORATED BY REFERENCE, PAGE 36 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                Earnings per share

                    Earnings per share amounts are based on the weighted average number of common shares outstanding during each of the respective years.

                Reclassification

                    Certain  amounts,   as  previously   reported  in  the  1999
                    financial statements, have been reclassified to conform to the current year's financial statement presentation.

NOTE 3.         INVESTMENTS

                The following tables summarize the cost and market value of securities at December 31, 2000 and 1999.

                                                                         Gross            Gross
                                                    Amortized          Unrealized        Unrealized       Estimated
                                                       Cost               Gains           Losses          Fair Value
                                                   -----------       -----------      -----------       -----------
December 31, 2000
Fixed Maturities:
Bonds:
   U. S. treasuries and
     government agencies                           $    12,114       $       835      $         6       $    12,943
   States and political
     subdivisions                                          195                 8                0               203
   Special revenue                                       9,458               271                0             9,729
   Public utilities                                     71,732             1,774            1,439            72,067
   U. S. banks, trusts
     and insurance companies                           125,125             2,162            4,163           123,124
   U. S. industrial
     and miscellaneous                                 401,160             5,645           13,105           393,700
   Foreign                                              67,630               489            4,394            63,725
                                                   -----------       -----------      -----------       -----------
       Total bonds                                 $   687,414       $    11,184      $    23,107       $   675,491

Redeemable preferred stock                               7,664               496                0             8,160
                                                   -----------       -----------      -----------       -----------
       Total fixed maturities                      $   695,078       $    11,680      $    23,107       $   683,651
                                                   ===========       ===========      ===========       ===========

Equity Securities:
Common stock:
   U. S. banks, trusts
     and insurance companies                       $     7,447       $       754      $        58       $     8,143
   U. S. industrial and miscellaneous                   53,931            20,867            9,810            64,988
   Foreign                                                 703                 0              309               394
Non-redeemable preferred stock:
   U. S. industrial and miscellaneous                   10,950               143              271            10,822
   Foreign                                              54,358               661            1,448            53,571
                                                   -----------       -----------      -----------       -----------
       Total equity securities                     $   127,389       $    22,425      $    11,896       $   137,918
                                                   ===========       ===========      ===========       ===========
       Total available-for-sale securities         $   822,467       $    34,105      $    35,003       $   821,569
                                                   ===========       ===========      ===========       ===========

INCORPORATED BY REFERENCE, PAGE 37 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)

                                                                         Gross           Gross
                                                     Amortized         Unrealized      Unrealized        Estimated
                                                       Cost               Gains          Losses          Fair Value
December 31, 1999                                  -----------       -----------      -----------       -----------
Fixed Maturities:
Bonds:
   U. S. treasuries and
     government agencies                           $     9,390       $        75      $        63       $     9,402
   States and political
     subdivisions                                        2,055                45                0             2,100
   Special revenue                                       6,860               220                0             7,080
   Public utilities                                     61,886               765            2,939            59,712
   U. S. banks, trusts
     and insurance companies                           113,616               615            4,740           109,491
   U. S. industrial
     and miscellaneous                                 396,128             2,257           16,077           382,308
   Foreign                                              59,724               295            3,313            56,706
                                                   -----------       -----------      -----------       -----------
       Total bonds                                 $   649,659       $     4,272      $    27,132       $   626,799

Redeemable preferred stock                               2,000                78                0             2,078
                                                   -----------       -----------      -----------       -----------
       Total fixed maturities                      $   651,659       $     4,350      $    27,132       $   628,877
                                                   ===========       ===========      ===========       ===========

Equity Securities:
Common stock:
   U. S. banks, trusts
     and insurance companies                       $     9,188       $     2,150      $       561       $    10,777
   U. S. industrial and miscellaneous                   50,646            26,021            4,985            71,682
   Foreign                                               1,241                 0              305               936
Non-redeemable preferred stock:
   U. S. banks, trusts and
     insurance companies                                25,889               274            1,814            24,349
   U. S. industrial and miscellaneous                   24,837                 0            2,390            22,447
   Foreign                                              12,873                 0              969            11,904
                                                   -----------       -----------      -----------       -----------
       Total equity securities                     $   124,674       $    28,445      $    11,024       $   142,095
                                                   ===========       ===========      ===========       ===========

       Total available-for-sale securities         $   776,333       $    32,795      $    38,156       $   770,972
                                                   ===========       ===========      ===========       ===========

              Sources of net investment income follow for the years ended December 31:

                                                2000           1999            1998
                                            -----------    -----------     -----------
              Fixed maturities              $    51,440    $    47,068     $    42,068
              Equity securities                   7,496          7,134           8,120
              Other                               2,391          2,772           3,306
                                            -----------    -----------     -----------
              Total investment income       $    61,327    $    56,974     $    53,494
              Investment expense                  1,851          1,695           1,527
                                            -----------    -----------     -----------
              Net investment income         $    59,476    $    55,279     $    51,967
                                            ===========    ===========     ===========

INCORPORATED BY REFERENCE, PAGE 37 AND 38 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.       INVESTMENTS (CONTINUED)

              Sources of realized gains and losses on investments reflected in operations follow for the years ended December 31:

                                                           2000           1999            1998
                                                        -----------    -----------     ------------
              Realized gains:
                Fixed maturities                        $       671    $     1,755     $     1,936
                Equity securities                            11,514          5,218           3,657
                Other, net                                        0              0             180
                                                        -----------    -----------     -----------
                Total gains                             $    12,185    $     6,973     $     5,773
                                                        -----------    -----------     -----------
              Realized losses:
                Fixed maturities                        $       436    $       360     $       207
                Equity securities                             4,789          2,280             683
                                                        -----------    -----------     -----------
                Total losses                            $     5,225    $     2,640     $       890
                                                        -----------    -----------     -----------
                Net realized gains on investments       $     6,960    $     4,333     $     4,883
                                                        ===========    ===========     ===========


              The components of equity in earnings of limited partnerships reported for the years ended December 31 are as follows:

                                                                   2000          1999           1998
                                                                -----------   -----------    -----------
                Private equity                                  $       515  ($        79)  ($        66)
                Real estate                                           1,926           906            388
                Fixed income                                            996           107             40
                                                                -----------   -----------    -----------
                  Equity in earnings of limited partnerships    $     3,437   $       934    $       362
                                                                ===========   ===========    ===========

              The cost of limited partnerships included in the Statements of Financial Position at December 31, 2000 and 1999 is $35,504 and $26,577, respectively. These limited partnerships have a fair value of $42,074 and $28,331, at December 31, 2000 and 1999, respectively.

              The following is a summary of fixed maturities at December 31, 2000, by remaining term to contractual maturity:

                                                              Amortized        Estimated
                                                                 Cost          Fair Value
                                                             -----------     -----------
                Due in one year or less                      $    23,842     $    23,597
                Due after one year through five years            216,894         216,768
                Due after five years through ten years           129,837         126,225
                Due after ten years                              324,505         317,061
                                                             -----------     -----------
                                                             $   695,078     $   683,651
                                                             ===========     ===========

INCORPORATED BY REFERENCE, PAGE 38 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)

                Bonds having a fair value of $1,984 at December 31, 2000 were on deposit with various regulatory authorities as required by law. Bonds having a fair value of $15,795 are pledged as collateral on a $10,000 line of credit with a bank. There were no borrowings on the line during 2000 and 1999.

                Net unrealized gains and losses on investments are credited or charged directly to other comprehensive income. At December 31, 2000, net unrealized gains on investment securities of $3,687 consisted of $40,898 in unrealized gains less $35,225 in unrealized losses and deferred taxes of $1,986.

                Changes in unrealized gains (losses) include the following for the years ended December 31:

                                                       2000           1999           1998
                                                    -----------    -----------    -----------
                  Equity securities                 ($    6,892)    $    6,237     $    2,129
                  Fixed maturities                       11,355    (    51,830)         6,664
                  Limited partnerships                    4,816          1,723             31
                  Deferred federal income tax
                    (expense) benefit               (     3,248)        15,354    (     3,088)
                                                     ----------     ----------     ----------
                  Increase (decrease) in
                    unrealized gains (losses)        $    6,031    ($   28,516)    $    5,736
                                                     ==========     ==========     ==========

                The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to the Company by the borrower. The borrower of the securities is not permitted to sell or repledge the securities on loan. Collateral that exceeds the market value of the loaned securities is maintained by the lending agent. The Company has an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities. At December 31, 2000, the Company had loaned securities with a market value of $27,561, secured by collateral of $29,136.

NOTE 4.         COMPREHENSIVE INCOME

                Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The components of other comprehensive income follow for the years ended December 31:

                                                                          2000             1999              1998
                                                                       -----------      -----------       -----------
                Unrealized holding gains (losses) arising
                  during period                                         $   16,239      ($   39,537)       $   13,707
                Less:  reclassification adjustment for gains
                  included in net income                                     6,960            4,333             4,883
                                                                        ----------       ----------        ----------
                Net unrealized holding gains (losses)
                  arising during period                                 $    9,279      ($   43,870)       $    8,824
                                                                        ----------       ----------        ----------
                Income tax (expense) benefit related to
                  unrealized gains (losses)                            ($    3,248)      $   15,354       ($    3,088)
                                                                        ----------       ----------        ----------
                Other comprehensive income (loss), net
                  of tax                                                $    6,031      ($   28,516)       $    5,736
                                                                        ==========       ==========        ==========

INCORPORATED BY REFERENCE, PAGE 39 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5.         LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                         2000            1999         1998
                                                       ---------      ----------    ----------
                Balance at January 1                   $   1,305      $    1,801     $  2,050
                Less reinsurance recoverables         (      184)    (       449)   (     163)
                                                       ---------      ----------     --------
                Net balance at January 1               $   1,121      $    1,352     $  1,887

                Total death claims incurred               12,869          10,231        8,459
                Total death claims paid,
                  net of reinsurance recoveries           11,685          10,462        8,994
                                                       ---------      ----------     --------
                Net balance at December 31             $   2,305      $    1,121     $  1,352
                Plus reinsurance recoverables                168             184          449
                                                       ---------      ----------     --------
                Balance at December 31                 $   2,473      $    1,305     $  1,801
                                                       =========      ==========     ========

NOTE 6.         ANNUITY & UNIVERSAL LIFE DEPOSITS

                The Company offers, among other products, annuity and universal life insurance. The amount received as deposits for each of the years ended December 31 are as follows:

                                        2000             1999         1998
                                     -----------     ----------    -----------

                Deposits:
                  Universal life     $    11,198    $    11,792    $    10,692
                  Annuity                 51,060         67,115         56,728
                                     -----------    -----------    -----------
                                     $    62,258    $    78,907    $    67,420
                                     ===========    ===========    ===========

                The Erie Insurance Group Retirement Plan for Employees purchases from the Company, individual annuities for some terminated vested Employees or beneficiaries receiving benefits. These are non-participating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposits in 2000, 1999 and 1998 included $5,627, $5,322 and $6,413, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $46,212 and $42,131 at December 31, 2000 and 1999,
                respectively.

                The  Erie  Insurance  Group  affiliated  property  and  casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Structured settlement annuities sold to affiliated property and casualty companies of the Erie Insurance Group totaled $16,168, $23,312 and $17,883, in 2000, 1999 and 1998, respectively. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies equal
                $162,322   and   $149,920  at   December   31,  2000  and  1999,
                respectively.

INCORPORATED BY REFERENCE, PAGE 39 AND 40 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.         FEDERAL INCOME TAXES

                The provision for federal income taxes consists of the following for the years ended December 31:

                                 2000          1999          1998
                              -----------   -----------   -----------

                  Current     $    10,715   $     9,646   $     8,101
                  Deferred          2,718         1,955         3,755
                              -----------   -----------   -----------
                              $    13,433   $    11,601   $    11,856
                              ===========   ===========   ===========

                A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                                         2000            1999            1998
                                                                       ---------      ----------      -----------
                  Federal income taxes at statutory rates              $    13,588     $   12,224      $   11,879
                  Dividends received deduction and
                    tax-exempt interest                               (         47)   (        85)    (       182)
                  Other                                               (        108)   (       538)            159
                                                                       -----------     ----------      ----------
                  Provision for federal income taxes                   $    13,433     $   11,601      $   11,856
                                                                       ===========     ==========      ==========

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax liabilities are as follows:

                                                                                    December 31,
                                                                                2000           1999
                                                                             -----------    -----------
                Deferred policy acquisition costs                            $    25,805     $   23,538
                Liability for future life and annuity policy benefits       (      4,030)   (     5,577)
                Unrealized gains (losses)                                          1,986    (     1,262)
                Other                                                                 58          1,154
                                                                             -----------     ----------
                      Deferred income tax liability                          $    23,819     $   17,853
                                                                             ===========     ==========

NOTE 8.         RELATED PARTY TRANSACTIONS

                Expense reimbursements

                    Reimbursements to EIC for operating expenses paid on behalf of the Company are made on a monthly basis. The amount of these reimbursements for the Company totaled $18,631, $14,740 and $14,305 in 2000, 1999 and 1998, respectively.

                    The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. The Company, through EIC, also participates in certain deferred compensation and supplemental pension plans for certain executive and senior officers. These pension and related benefit costs reimbursed by the Company to EIC equaled ($72), $123 and $181 in 2000, 1999 and 1998, respectively. The 2000 balance reflects the Company's share of a plan credit relating to a change in the discount rate assumption used in the pension calculation.

INCORPORATED BY REFERENCE, PAGE 40 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.         RELATED PARTY TRANSACTIONS (CONTINUED)

                Note payable to EIC

                    The $15,000 surplus note payable to EIC bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company, subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 2000, 1999 and 1998, the Company paid interest to EIC totaling $968 in each year.

                Property and equipment

                    The Company owns certain real estate it leases to EIC. The real estate is recorded net of accumulated depreciation of $1,445 and $1,362 at December 31, 2000 and 1999,
                    respectively. Rentals paid to the Company under this lease agreement totaled $309, $303 and $343 in 2000, 1999 and 1998, respectively. Future minimum rentals under this agreement are as follows:

                                      2001             $     312
                                      2002                   318
                                      2003                   321
                                      2004                   328
                                      2005                   331
                                      Thereafter             791
                                                       ---------
                                      Total            $   2,401
                                                       =========

                    EIC purchases certain software and equipment for use by the Company. Depreciation and applicable interest are charged to the Company throughout the estimated useful life of the asset and included in general expenses. Depreciation and interest charged the Company in 2000, 1999 and 1998 amounted to $717, $574 and $384, respectively.

NOTE 9.         REINSURANCE

                The Company has entered into various reinsurance treaties for the purpose of ceding life insurance in force that exceeds the Company's desired retention limits. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of risk to minimize its exposure to significant losses from reinsurer insolvencies. The Company considers all of its reinsurance assets to be collectible, therefore, no allowance has been established for uncollectible amounts.

                The  Company's   retention   limit  is  $300,000  per  life  for
                individual and group coverage. For its disability income product, the Company has a 50% coinsurance agreement with its reinsurer. As of December 31, 2000 and 1999, $2.6 billion and $1.4 billion respectively, of life insurance in force was ceded to other companies. Sales of Erie Flagship Term in 2000 resulted in the increase in ceded reinsurance balances. The Company had assumed $33.4 million of life insurance in force as of December 31, 1999, all of which pertained to Pennsylvania Employees' Group Life Insurance. During 2000, the state recaptured this assumed business, thus, the Company no longer participates in this pool insuring the Pennsylvania Employees' Group Life Insurance.

INCORPORATED BY REFERENCE, PAGE 40 AND 41 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 9.         REINSURANCE (CONTINUED)

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                Statements of Operations have been reduced by the following amounts due to reinsurance cessions:

                                                    2000          1999          1998
                                                  ---------     ---------     ----------
                Policy revenue                    $   5,023     $   3,920     $   4,054

                Death benefits                        2,321         1,766         1,490

                Future life policy benefits           2,149           932           953

                Commissions                           2,344         1,567         1,654


NOTE 10.        SEGMENT INFORMATION

                The Company's portfolio of Traditional insurance includes permanent life, endowment and term policies, including whole life. The Group and Other category presented in the table below includes group life insurance and disability income products. The Corporate category includes investment income earned from surplus not specifically attached to any one product type.

                                                      Universal                  Group &
                                        Traditional       Life     Annuities       Other     Corporate       Total
                                        -----------   -----------  ---------    ----------   ---------    -----------
2000
Total policy revenue, net of
   reinsurance                          $    31,787  $    10,186  $         2   $    2,562   $         0  $    44,537
Total investment-related
   and other income                           6,693        7,823       45,059          158        11,103       70,836
                                        -----------  -----------  -----------   ----------   -----------  -----------
     Total revenues                     $    38,480  $    18,009  $    45,061   $    2,720   $    11,103  $   115,373
                                        -----------  -----------  -----------   ----------   -----------  -----------
Less: Total benefits and
   expenses                                  24,420       14,011       36,903        1,216             0       76,550
                                        -----------  -----------   ----------   ----------   -----------  -----------
   Income from operations,
      before taxes                      $    14,060  $     3,998  $     8,158   $    1,504   $    11,103  $    38,823
                                        ===========  ===========  ===========   ==========   ===========  ===========

1999
Total policy revenue, net of
   reinsurance                          $    29,529  $     9,523  $         5   $    2,629   $         0  $    41,686
Total investment-related
   and other income                           5,657        6,147       39,653          129         9,652       61,238
                                        -----------  -----------  -----------   ----------   -----------  -----------
     Total revenues                     $    35,186  $    15,670  $    39,658   $    2,758   $     9,652  $   102,924
                                        -----------  -----------  -----------   -----------  -----------  -----------
Less: Total benefits and
   expenses                                  19,779       11,175       34,484        2,560             0       67,998
                                        -----------  -----------  -----------   ----------   -----------  -----------
   Income from operations,
     before taxes                       $    15,407  $     4,495  $     5,174   $      198   $     9,652  $    34,926
                                        ===========  ===========  ===========   ==========   ===========  ===========


INCORPORATED BY REFERENCE, PAGE 41 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                                                       Universal                 Group &
                                        Traditional       Life     Annuities      Other       Corporate      Total
                                        -----------  -----------  -----------   ----------   -----------  -----------
1998
Total policy revenue, net of
   reinsurance                          $    27,225  $     8,508  $         0   $    2,506   $         0  $    38,239
Total investment-related
  and other income                            4,953        5,336       36,739           75        10,868       57,971
                                        -----------  -----------  -----------   ----------   -----------  -----------
     Total revenues                     $    32,178  $    13,844  $    36,739   $    2,581   $    10,868  $    96,210
                                        -----------  -----------  -----------   ----------   -----------  -----------
Less: Total benefits and
   expenses                                  19,074       11,627       30,216        1,352             0       62,269
                                        -----------  -----------   ----------   ----------   -----------  -----------
   Income from operations,
     before taxes                       $    13,104  $     2,217  $     6,523   $    1,229   $    10,868  $    33,941
                                        ===========  ===========  ===========   ==========   ===========  ===========


NOTE 11.        STATUTORY INFORMATION

                The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed Statutory Accounting Practices (SAP) include state laws, regulations, and general administrative rules, as well as a variety of publications from the National Association of Insurance Commissioners (NAIC). Accounting principles used to prepare statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

                In 1998, the NAIC completed a process to codify statutory accounting practices for certain insurance enterprises (Codification). These codified statutory accounting principles will be effective beginning January 1, 2001. The Codification will result in changes to the Company's statutory-basis financial statements, however, the impact will not be material to the Company's statutory surplus.

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 2000, 1999 and 1998, follows:

                                                                    2000         1999           1998
                                                               -----------   -----------    -----------
                Statutory net income                            $   19,058    $   14,372     $   13,787

                Reconciling items:
                  Policy liabilities and accruals                    3,035         3,743          2,344
                  Deferred policy acquisition costs,
                    net of amortization                              7,135         6,672          6,349
                  Investment valuation differences             (       686)          349          2,360
                  Deferred taxes                               (     2,718)  (     1,955)   (     3,755)
                  Capitalized salaries and benefits                      0           953          1,541
                  Other                                        (       434)  (       809)   (       541)
                                                                ----------    ----------     ----------
                GAAP net income                                 $   25,390    $   23,325     $   22,085
                                                                ==========    ==========     ==========

INCORPORATED BY REFERENCE, PAGE 42 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 11.        STATUTORY INFORMATION (CONTINUED)


                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 2000 and 1999, follows:

                                                                                       2000             1999
                                                                                    ----------       ----------
                Statutory shareholders' equity                                      $   96,479       $  99,181

                Reconciling items:
                  Asset valuation and interest
                    maintenance reserves                                                44,987          45,084
                  Investment valuation differences                                 (     1,720)     (   25,824)
                  Deferred policy acquisition costs                                     84,723          77,588
                  Surplus note                                                     (    15,000)     (   15,000)
                  Policy liabilities and accruals                                       13,225          10,190
                  Deferred taxes                                                   (    23,819)     (   17,853)
                  Deferred and uncollected premiums                                (     7,342)     (    5,458)
                  Capitalized salaries and benefits, net of amortization                 2,495           2,495
                  Other                                                                  1,692             700
                                                                                    ----------       ---------
                GAAP shareholders' equity                                           $  195,720       $ 171,103
                                                                                    ==========       =========


                The amount of dividends the Company can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities.
                Accordingly, the maximum dividend payout which may be made in 2001 without prior Pennsylvania Commissioner approval is $19,058. Dividends declared to shareholders totaled $6,804 in 2000 and $6,237 in 1999.

INCORPORATED BY REFERENCE, PAGE 42 AND 43 OF THE COMPANY'S 2000 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 12.          QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                  The following results are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                                                        First          Second           Third           Fourth
                                                       Quarter         Quarter         Quarter          Quarter
                                                     -----------     -----------     -----------      -----------
2000
Total policy revenue                                  $   10,472      $   11,643      $   11,373       $   11,049
Net investment income                                     14,764          14,965          14,259           15,488
Net realized gains on investments                          2,249           1,603           1,628            1,480
Equity in earnings of limited partnerships                   970           1,400           1,122      (        55)
Other income                                                 305             211             244              203
                                                      ----------      ----------      ----------       ----------
   Total revenues                                     $   28,760      $   29,822      $   28,626       $   28,165
                                                      ==========      ==========      ==========       ===========

Income from operations                                $    9,948      $    8,991      $    9,214       $   10,670
Provision for federal income taxes                         3,442           3,111           3,188            3,692
                                                      ----------      ----------      ----------       ----------
   Net income                                         $    6,506      $    5,880      $    6,026       $    6,978
                                                      ==========      ==========      ==========       ==========
   Net income per share                               $     0.69      $     0.62      $     0.64       $     0.74
                                                      ==========      ==========      ==========       ==========

Comprehensive income                                  $   19,605      $      139      $    8,886       $    2,791
                                                      ==========      ==========      ==========       ==========

1999
Total policy revenue                                  $    9,844      $   10,978      $   10,176       $   10,688
Net investment income                                     13,184          13,772          13,824           14,499
Net realized gains (losses) on investments                   825           1,826           2,236      (       554)
Equity in earnings of limited partnerships                   186             158             314              276
Other income                                                 237             135             220              100
                                                      ----------      ----------      ----------       ----------
   Total revenues                                     $   24,276      $   26,869      $   26,770       $   25,009
                                                      ==========      ==========      ==========       ==========

Income from operations                                $    7,433      $    9,339      $    9,450       $    8,704
Provision for federal income taxes                         2,551           3,460           2,718            2,872
                                                      ----------      ----------      ----------       ----------
   Net income                                         $    4,882      $    5,879      $    6,732       $    5,832
                                                      ==========      ==========      ==========       ==========
   Net income per share                               $     0.52      $     0.62      $     0.71       $     0.62
                                                      ==========      ==========      ==========       ==========

Comprehensive (loss) income                          ($    2,086)    ($    4,831)    ($    4,162)      $    5,888
                                                      ==========      ==========      ==========       ==========

1998
Total policy revenue                                  $    8,981      $    9,833      $    9,494       $    9,931
Net investment income                                     12,805          12,931          12,451           13,780
Net realized gains on investments                          1,836             866             775            1,406
Equity in earnings of limited partnerships           (        15)             65             124              188
Other income                                                 164             226             238              131
                                                      ----------      ----------      ----------       ----------
  Total revenues                                      $   23,771      $   23,921      $   23,082       $   25,436
                                                      ==========      ==========      ==========       ==========

Income from operations                                $   10,017      $    8,617      $    5,910       $    9,397
Provision for federal income taxes                         3,519           3,053           2,247            3,037
                                                      ----------      ----------      ----------       ----------
  Net income                                          $    6,498      $    5,564      $    3,663       $    6,360
                                                      ==========      ==========      ==========       ==========
  Net income per share                                $     0.69      $     0.59      $     0.39       $     0.67
                                                      ==========      ==========      ==========       ==========

Comprehensive income (loss)                           $    8,754      $    7,877     ($    2,464)      $   13,654
                                                      ==========      ==========      ==========       ==========
