Form 10-K, Exhibit 13
period 2001-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 2002-03-15
CIK 33416

EXHIBIT 13

INCORPORATED BY REFERENCE, PAGE 16 OF THE COMPANY'S 2001 ANNUAL
 REPORT TO SHAREHOLDERS

SELECTED FINANCIAL DATA
(All amounts in thousands, except per share data)

                                                                   Years Ended December 31
                                        2001               2000               1999               1998               1997
OPERATING DATA

Total policy revenue                 $   46,491         $   44,537         $   41,686         $   38,239         $   35,194
Net investment & other income            62,669             63,876             56,905             53,088             50,642
Net realized (losses) gains
  on investments                    (    19,646)             6,960              4,333              4,883              5,201
                                     ----------         ----------         ----------         ----------         ----------
Total revenues                       $   89,514         $  115,373         $  102,924         $   96,210         $   91,037
                                     ----------         ----------         ----------         ----------         ----------
Total benefits & expenses                85,327             76,550             67,998             62,269             60,834
                                     ----------         ----------         ----------         ----------         ----------
Income before income taxes           $    4,187         $   38,823         $   34,926         $   33,941         $   30,203
Provision for federal income taxes        1,449             13,433             11,601             11,856             10,643
                                     ----------         ----------         ----------         ----------         ----------
Net income                           $    2,738         $   25,390         $   23,325         $   22,085         $   19,560
                                     ----------         ----------         ----------         ----------         ----------
Net income per share                 $     0.29         $     2.69         $     2.47         $     2.34         $     2.07
                                     ----------         ----------         ----------         ----------         ----------
Operating income (1)                 $   15,509         $   20,866         $   20,509         $   18,911         $   16,179
                                     ----------         ----------         ----------         ----------         ----------
Operating income per share (1)       $     1.64         $     2.21         $     2.17         $     2.00         $     1.71
                                     ----------         ----------         ----------         ----------         ----------

FINANCIAL POSITION

Total assets                         $1,120,483         $1,020,343         $  954,532         $  917,606         $  832,534

Shareholders' equity                 $  205,759         $  195,720         $  171,103         $  182,531         $  160,380

Book value per share                 $    21.77         $    20.71         $    18.11         $    19.32         $    16.97

Dividends declared per share         $     0.78         $     0.72         $     0.66         $     0.60         $     0.54

Average number of
  shares outstanding                      9,450              9,450              9,450              9,450              9,450

(1) Operating income excludes net realized gain (loss) on investments and related federal income taxes.


INCORPORATED BY REFERENCE, PAGE 17 AND 18 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

Management's Discussion and Analysis of Financial Condition & Results of
 Operations


The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 27-45, as they contain important information that is helpful in evaluating the Company's operating results and financial condition.

Overview

Erie Family Life Insurance Company (the Company) is a Pennsylvania life insurance company formed to underwrite and sell nonparticipating individual and group life insurance policies, including universal life. The Company also sells individual and group annuities and disability income policies. The Company markets its products through independent Agents throughout ten states and the District of Columbia. The Company is owned 21.6 percent by Erie Indemnity Company, 53.5 percent by Erie Insurance Exchange and the remaining 24.9 percent by public shareholders.

Results of Operations

Financial overview

Net income decreased to $2,738,486, or $0.29 per share, in 2001 from $25,390,415, or $2.69 per share, in 2000. While policy revenue continued to grow by $1,953,066 in 2001, net realized capital losses of $19,646,317 contributed to the decline in net income in 2001. Developments over the past year in the equity markets, along with the recent bankruptcy filing of Enron Corporation and its related legal entities, gave rise to declines in value of certain Company investments. As part of a proactive year-end tax planning strategy, the Company sold these impaired securities and other investments in a loss position in the fourth quarter 2001.

Net income, excluding realized capital gains (losses) and related federal income taxes, totaled $15,508,592, or $1.64 per share, in 2001 compared to $20,866,329, or $2.21 per share, in 2000.

Revenues

Analysis of policy revenue

Total policy revenue increased by 4.4 percent to $46,490,779 in 2001. Direct premiums on traditional life insurance policies increased $4,356,310, or 12.5 percent, in 2001 and $2,631,232, or 8.2 percent, in 2000. First year premiums contributed $1,309,331, or 30.0 percent, and renewal premiums contributed
$3,046,979, or 70.0 percent, to the growth in 2001. Policies in force on traditional products increased 3.3 percent to 171,440 in 2001 from 165,992 in 2000. This growth in traditional life insurance is primarily related to the Company's ERIE Flagship Term product, which was introduced in late 1999.

In the third quarter of 2001, the Company rolled out its two newest products--ERIE Target Term and ERIE Flagship Term 2. The ERIE Target Term product has a minimum face amount of $100,000 and offers a very low initial premium with rates guaranteed for 10 years on all plans. Under the reinsurance treaty for this new product, the reinsurer assumes 90 percent of all insurance up to $3,000,000 (the Company's retention limit is $300,000) and assumes all insurance above that amount. The ERIE Flagship Term 2, now Erie Family Life's most comprehensive term insurance plan for individuals desiring substantial coverage, offers a minimum face amount of $100,000 and replaced the ERIE Flagship Term product for new policy sales after October 1, 2001. Under the reinsurance treaty for this product, the reinsurer assumes 50 percent of all insurance up to $600,000 (the Company's retention limit is $300,000) and assumes all insurance above that amount.

Total reinsurance premiums ceded amounted to $8,058,210 and $4,712,354 in 2001 and 2000, respectively. The increase in ceded premium resulted from improved sales volume of the new term plans, ERIE Target Term and ERIE Flagship Term 2. The reinsurance premiums ceded on these newer life insurance products alone amounted to $4,061,762 and $1,156,630 in 2001 and 2000, respectively.

Universal life products generated premium, net of reinsurance, of $11,008,475, $10,187,578 and $9,522,851 in 2001, 2000 and 1999, respectively. Policies in force on universal life products increased 4.8 percent to 44,572 in 2001 from 42,521 in 2000. Reinsurance arrangements for universal life products did not change from 1999 to 2001.

Total annuity and universal life deposits were $81,992,509, $62,258,450 and $78,906,813 in 2001, 2000 and 1999, respectively. First-year and single annuity deposits, excluding deposits for structured settlements and deposits for the Erie Insurance Group Retirement Plan, increased $19,959,055 to $39,752,995 in 2001 from $19,793,940 in 2000. The Company's ability to attract deposits depends in large part on the relative attractiveness of its products compared to other investment alternatives. Generally, the volatility of the equity markets and lower interest rates in 2001 had a positive effect on the Company's sales of fixed annuities, which provide stable returns, principal protection and competitive interest rates.

INCORPORATED BY REFERENCE, PAGE 18 AND 19 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

Life insurance in force continues to grow, totaling $18.9 billion at December 31, 2001, an increase of $2.4 billion, or 14.5 percent, over 2000. Life insurance in force after consideration of reinsurance increased 6.3 percent to $14.8 billion.

Analysis of investment-related income

Net investment income increased $1,705,240, or 2.9 percent, in 2001 and $4,195,995, or 7.6 percent, in 2000. The growth of net investment income was negatively affected by the decline in yields from the portfolio. The ratio of net investment income to mean invested assets, excluding limited partnerships, was 7.2, 7.5 and 7.3 for 2001, 2000 and 1999, respectively.

The Company recognized net realized losses on investments of $19,646,317 in 2001 and net realized gains of $6,960,133 and $4,333,318 in 2000 and 1999, respectively. The Company sold investments that it considered to have other-than-temporary declines in value in the fourth quarter 2001. The sales were part of a proactive year-end tax planning strategy producing an anticipated recovery of approximately $6.7 million of federal income taxes paid in 1998, 1999 and 2000. The 2001 net losses include $16,355,738 and $4,918,559 of net losses from the sale of common stocks and bonds, respectively. Included in the 2001 net losses are $4.6 million related to sales of securities of Enron Corporation and its related legal entities.

The Company's equity in earnings of limited partnerships decreased to $736,177 in 2001 from $3,436,981 in 2000. The decrease in 2001 was largely the result of reduced profitability of the Company's investments in private equity limited partnerships. Private equity net losses from these partnerships were $1,093,112 in 2001 compared to private equity partnership net income of $515,214 in 2000. In December 2001, the Company sold its interest in the private equity limited partnerships to the Erie Insurance Exchange for $24,090,207, the estimated fair value at the date of sale, recognizing a net realized gain of $1,144,000. During the first half of 2002, the sale price of the partnerships will be adjusted to reflect their current actual market value as of the date of the sale.

Benefits and expenses

Analysis of policy-related benefits and expenses

Net death benefits on life insurance policies increased 3.7 percent in 2001 to $13,338,164 compared to $12,868,899 in 2000 and $10,231,135 in 1999. Included in
the 2001 death benefits is one claim amounting to $300,000, net of reinsurance recoverable, related to the September 11th terrorist attacks on the Pentagon in Washington,D.C. This is the only claim reported to the Company related to the September 11th attacks.

Total interest credited on annuity and universal life deposits increased $2,304,411, or 5.8 percent, in 2001 and $3,377,546, or 9.3 percent, in 2000. The increase in interest expense was primarily due to increases in net annuity and universal life deposits. At December 31, 2001, annuity deposits totaled $637 million, an increase of 9.0 percent from December 31, 2000, and universal life deposits totaled $122 million, an increase of 13.4 percent from December 31, 2000. The interest rate credited on universal life deposits ranged from 6.00 percent to 6.75 percent in 2001 and 2000. The rate credited on annuity deposits ranged from 5.00 percent to 6.25 percent in 2001 and 2000.

Surrender and other benefits increased by $1,427,511 to $2,262,302 in 2001 and increased by $174,397 to $834,791 in 2000. The increase in 2001 resulted from changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. During 2001, the results from the Company's share of the PEGLI pool resulted in an increase in benefits of $984,686 compared to decreases of $420,000 in 2000 and $467,133 in 1999. The change in the Company's share of the PEGLI pool is subject to fluctuations inherent in the underwriting of life insurance products. PEGLI is a voluntary reinsurance pool that provides reinsurance coverage to primary insurers who insure Commonwealth of Pennsylvania employees upon their retirement. Beginning July 1, 2000, the Company stopped receiving new business from the PEGLI pool. Information will continue to be provided to the Company on an annual basis to determine its share of the pool assets and liabilities until the remaining balances have run off over time. Surrender and other benefits also includes life surrender benefits, matured endowments, disability benefits and interest on death benefits.

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The increase in future life policy benefit expense increased $1,344,787, or 30.5 percent, in 2001 and decreased $455,764, or 9.4 percent, in 2000. The balance reflects the significant increase in new business issued.

INCORPORATED BY REFERENCE, PAGE 19 AND 20 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

Generally, the costs incurred by the Company to acquire business, including underwriting, commission and bonus costs, are capitalized and deferred. For traditional products, these costs are amortized and charged against earnings over the premium paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. For interest-sensitive products such as universal life and annuities, these costs are amortized in proportion to future anticipated profits on these products. The amortization of deferred policy acquisition costs (DAC) increased $673,523, or 13.1 percent, in 2001 and $331,960, or 6.9 percent, in 2000. This increase in DAC amortization reflects policy growth, anticipated gross profits and persistency experienced.

Analysis of other expenses

Total operating expenses, excluding taxes, licenses and fees, increased to $13,841,936 in 2001 compared to $11,162,836 in 2000 and $9,330,979 in
1999. Certain operating expenses of the Company are paid by Erie Indemnity Company, management company of the Erie Insurance Group, and reimbursed monthly by the Company. Additionally, a portion of Erie Insurance Group common overhead expenses attributable to the Company are also reimbursed monthly. These expenses comprise a majority of the Company's general expenses.

General expenses, a component of total operating expenses, include wages and salaries, Employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company, related to the acquisition and underwriting of new policies, are deferred as DAC. Medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and salaries, Employee benefits and bonuses paid to branch sales Employees for the production of life and annuity business, are all deferred.

General expenses, net of DAC, increased $2,223,831, or 24.2 percent, in 2001 and increased $2,076,449, or 29.2 percent, in 2000. The 2001 increase includes $711,152 for the Company's share of the severance benefit accrual, not considered as part of the DAC, for the former President and Chief Executive Officer of the Erie Insurance Group, who retired January 18, 2002. In addition, medical inspection and exam fees increased $639,826 to $2,952,516 in 2001. These and other expenses relating to new business are normally capitalized as DAC. However, a smaller percentage of these expenses were capitalized in 2001 due to the anticipated narrower profit margins produced by the new ERIE Flagship Term, ERIE Flagship Term 2 and ERIE Target Term products.

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

Commission expense, net of DAC, increased $455,269, or 23.1 percent, to $2,424,645 in 2001 from $1,969,376 in 2000. Commissions on renewal premiums, most of which are not capitalized as DAC, increased $318,573, or 11.1 percent, to $3,202,556 in 2001 from $2,883,983 in 2000. This increase is due primarily to the increase in the renewal premiums for the ERIE Flagship Term product. The reinsurance allowance on renewal premiums ceded are significantly less than the 100 percent allowance received on first year premiums.

Financial Condition

Reserve liabilities

The Company's primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable policy charges) plus interest earned on those deposits. There were no material differences between the carrying value and fair value of the Company's investment-type policies at December 31, 2001. These life insurance and annuity reserves are supported primarily by the Company's long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

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

INCORPORATED BY REFERENCE, PAGE 20 TO 22 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

The Company reviews the investment portfolio to evaluate positions that might incur other-than-temporary declines in value. For investment holdings, general economic conditions and/or conditions specifically affecting the underlying issuer or its industry are considered in evaluating impairment in value. In addition to specific factors, the primary factors considered in the Company's review of investment valuation are the length of time the market value is below cost and the amount the market value is below cost.

For common equity securities that have declined more than 20 percent below cost for a period exceeding six months, there is a presumption of impairment. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer before deciding to sell the position or recognize impairment in value. For common equity securities that have declined more than 20 percent below cost for a period exceeding 12 months, the position is recognized as impaired and recognized as realized losses through the Statements of Operations.

For fixed maturity investments, the Company individually analyzes all positions that have declined more than 20 percent below cost for a period exceeding six months. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if the decline is due to changes in credit quality or other issues affecting the investment. Positions that have incurred market price decline of over 20 percent for a period greater than six months, where the creditworthiness of the issuer indicates a decline that is other-than-temporary, are either sold or recognized as impaired, and reflected as a charge to the Company's operations.

If the Company's policy for determining the recognition of impaired positions were different, the Company's financial position and results of operations could be significantly impacted. Management believes its investment valuation philosophy and accounting practices result in appropriate and timely measurement of value and recognition of impairment.

Mortgage loans and limited partnership investments have the potential for higher returns but also carry more risk, including less liquidity and greater uncertainty of rate of return.

At December 31, 2001, the Company's investment portfolio consisting of marketable short-term investments, investment-grade bonds, common stocks and preferred stocks totaled $936 million, or 83.5 percent, of total assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. At December 31, 2001, 84.0 percent of total invested assets were invested in fixed maturities. Preferred stock represents
5.9 percent, or $51.0 million, and common stock represents 6.0 percent, or $52.7 million, of total invested assets at December 31, 2001, while real estate, policy loans, mortgage loans and limited partnerships make up 4.1 percent of total invested assets.

Distribution  of Invested Assets
at December 31,

                                             Carrying Value
                                             (In thousands)

                                        2001      %           2000      %
                                       ------    ---         ------    ---
Fixed maturities available-
 for-sale                            $ 730,270   84.0      $ 683,651   77.6
Equity securities:
  Preferred  stock                      51,003    5.9         64,393    7.3
  Common stock                          52,672    6.0         73,525    8.3
Limited partnerships                    18,249    2.1         42,074    4.8
Other invested  assets                  17,529    2.0         17,426    2.0
                                     ---------  -----      ---------  -----
Total invested assets                $ 869,723  100.0      $ 881,069  100.0
                                     =========  =====      =========  =====


Fixed maturities

The Company's fixed maturities at December 31, 2001, consist of investments in bonds and notes. It is the Company's objective that the fixed maturity portfolio be of very high quality and well-diversified within each market sector. The portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.

Proceeds from the sale of fixed maturity positions totaled $218.5 million in 2001 and were much higher than in 2000 and 1999. Overall pricing conditions of the fixed maturity market improved in 2001. This generally favorable pricing environment was accompanied by a record number of credit quality downgrades and defaults in the marketplace. The Company's 2001 sales of fixed maturities were executed to further improve the credit quality of the Company's fixed maturities portfolio in the aforementioned market conditions of 2001.

INCORPORATED BY REFERENCE, PAGE 22 AND 23 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

The Company's fixed maturity investments consist 96.5 percent, or $704 million, of high or highest quality investment grade bonds (Baa/BBB or better). Included in this investment-grade category are $394 million of bonds characterized as of the highest quality or Class 1 securities as defined by the National Association of Insurance Commissioners (NAIC). The below-investment-grade category consists of $25 million of medium quality bonds, and $1 million of bonds rated at low quality or below. Generally, the fixed maturity securities in the Company's portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders' equity. At December 31, 2001 and 2000, net unrealized gains (losses) on fixed maturities available-for-sale amounted to $7.7 million and ($7.4) million, respectively, net of deferred taxes.

Equity securities

Equity securities consist of common and nonredeemable preferred stocks which are carried on the Statements of Financial Position at market value. At December 31, 2001 and 2000, common and nonredeemable preferred stock held by the Company had net unrealized gains of $11.0 million and $6.8 million, respectively, net of deferred taxes. As with the bond portfolio, the Company's nonredeemable preferred stock portfolio provides a source of highly predictable current income that is very competitive with high-grade bonds. These securities are diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stocks consist of $44.2 million, or
86.6 percent, of the highest or high quality, and $6.8 million, or 13.4 percent, of medium quality, as defined by the NAIC. The common stock portfolio provides diversification, income and capital appreciation opportunities to meet the earnings objectives of the Company.

Limited partnership investments

The Company's limited partnership investments at December 31, 2001, include U.S. and foreign real estate and fixed income investments. During 2001, limited partnership investments decreased $23,825,395 to $18,248,709. In the fourth quarter of 2001, the Company sold its investments in its private equity limited partnership holdings to the Erie Insurance Exchange for $24,090,207, the estimated fair value at the date of sale. However, this estimate is subject to subsequent adjustment to actual market value at December 31, 2001, which will occur in 2002.

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

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:


December 31, 2001                  Principal                  Weighted-average
(Dollars in thousands)             cash flows                   interest rate

Fixed maturities:
2002                                $ 27,102                        7.0%
2003                                  41,615                        7.3%
2004                                  27,768                        7.5%
2005                                  43,103                        7.1%
2006                                  73,723                        6.2%
Thereafter                           504,249                        7.6%
                                   =========
Total                              $ 717,560
                                   ---------
Market value                       $ 730,270
                                   =========

INCORPORATED BY REFERENCE, PAGE 23 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

December 31, 2000                  Principal                  Weighted-average
(Dollars in thousands)             cash flows                  interest rate

Fixed maturities and
short-term bonds:
2001                               $  35,925                        6.5%
2002                                  54,105                        7.1%
2003                                  62,217                        7.1%
2004                                  43,089                        8.0%
2005                                  57,330                        7.4%
Thereafter                           453,210                        8.0%
                                   =========
Total                              $ 705,876
                                   ---------
Market value                       $ 695,646
                                   =========

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

Liquidity and Capital Resources

General considerations and analysis

Liquidity is a measure of the Company's ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company's major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 2001 was $18.0 million compared to $14.0 million in 2000 and $11.8 million in 1999. The Company's liquidity position remains strong. Invested assets, cash and cash equivalents increased
9.0 percent to $980 million at December 31, 2001.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, are a source of funds. Net cash provided by annuity and universal life deposits in 2001 were $52.8 million and $14.4 million, respectively. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable interest-bearing obligations of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue.

The Company's commitments for expenditures as of December 31, 2001, are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes and dividends to shareholders. In addition, the Company has outstanding commitments to invest up to $9.0 million in limited partnerships at December 31, 2001. These commitments will be funded as required through the end of the respective investment periods, which typically span 3 to 5 years and principally expire in 2005. All Company commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities will enable the Company to meet foreseeable cash requirements. As an added measure of liquidity, the Company has arranged for a $10 million line of credit with a commercial bank. There were no borrowings under this credit line in 2001, 2000 and 1999.

INCORPORATED BY REFERENCE, PAGE 24 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

Regulatory considerations

Risk-based capital

The Commonwealth of Pennsylvania follows the statutory accounting practices minimum Risk-Based Capital (RBC) requirements for domestic insurance companies that were developed by the NAIC. The NAIC standard set for measuring RBC is a method of calculating the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by the state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 2001, the Company substantially exceeded the minimum risk-based capital levels that require regulatory action.

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

Factors That May Affect Future Results

Geographic expansion

The Company continues to seek quality growth by expanding its operating territories. The expansion into new operating territories offers the opportunity for growth in premiums. Over the last several years, geographic expansion has made a contribution to the premium growth rate of the Company. On December 6, 2001, the Erie Insurance Group, of which the Company is a member, announced its intention to expand its marketing territory into Minnesota. Minnesota will be the 11th state served by the Company, in addition to the District of Columbia. Beginning in the third quarter of 2004, the Company intends to write all lines of life, health and annuity products it currently offers in this state. The Company anticipates that such expansion will continue to contribute positively to its growth and profitability.

Federal chartering

Congress is considering legislation that would create an optional federal charter for insurers. The "Insurance Industry Modernization Act" would establish an Office of National Insurers within the Treasury Department. The office would have the power to charter, license and regulate "national insurers" and its director would be required to establish a Division of Consumer Affairs within the office. The proposed legislation would repeal the McCarran-Ferguson Act, except for the sharing of historical loss data and activities associated with participation in mandatory residual market and workers' compensation mechanisms.

Federal chartering has the potential to create an uneven playing field for insurers. Federally chartered companies could be subject to different regulatory requirements than state-chartered insurers in the areas of market conduct oversight, solvency regulation, guaranty fund participation and premium tax burdens. If this occurs, federally chartered insurers may obtain a competitive advantage over state licensed carriers. The federal proposal also raises the specter of a matrix of regulation and costly, duplicative or conflicting federal and state requirements. Finally, the partial repeal of McCarran-Ferguson poses a threat to industry practices, which are currently exempt from antitrust scrutiny.

Privacy

The insurance industry continues to address compliance issues required by the Gramm Leach Bliley Financial Services Modernization Act (GLBA) and the Health Insurance Portability and Accountability Act (HIPAA). The GLBA places limits on how insurers may use and disclose consumer information. It also requires all financial institutions to adopt internal policies and procedures to protect the privacy and security of consumer information and to deliver an annual privacy notice to all customers. Following delivery of these notices in July 2001, consumer groups complained that the notices were legalistic, complex and generally not "consumer friendly." In response, the NAIC organized a task force to study the adoption of simplified model language for insurer privacy notices. The NAIC has also proposed model regulation that addresses the security of consumer information and provides standards for insurance departments to measure compliance with privacy laws.

INCORPORATED BY REFERENCE, PAGE 24 AND 25 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

In February 2001, the Department of Health and Human Services (HHS) issued regulations under HIPAA requiring health plans, health care providers and health care clearinghouses ("covered entities") to adopt privacy policies for the protection of health information. Regulations have also been adopted to set standards for the electronic transfer of health information. Although the Company's insurance operations are not directly subject to the regulations, we will be required to comply if we elect to engage in the electronic transfer of information to and from covered entities.

Interest rate environment

The Company's deposit-type products compete with a wide variety of investment options. Among other factors affecting the investment decisions of policyholders and potential policyholders are general investment market conditions, particularly the market interest rate environment. Changes in interest rates affect pricing and the relative attractiveness of interest-sensitive investment options, which bears directly on the ability of the Company to attract new policyholders and retain existing holders of annuity, universal life and certain permanent life insurance products.

Term insurance pricing environment

In response to the intensely competitive environment for term life insurance, the Company began selling two new competitively priced term products in 2001:
ERIE Target Term and ERIE Flagship Term 2. These products are heavily reinsured and have reduced profit margins resulting in product offerings that are extremely competitive. ERIE Target Term and ERIE Flagship Term 2 replace higher margin term products the Company previously marketed. Continued competitive pricing of term products may require the Company to adjust term premiums further, which could have the effect of lowering the profitability of the Company.

eCommerce program and related infrastructure expenditures

Emerging technologies are increasingly facilitating transactions between firms and their customers. Electronic transactions between life insurers and their customers or potential customers are becoming more generally accepted and utilized. In 2001, the Erie Insurance Group, including the Company, began the development of several eCommerce initiatives in support of the Group's business model of distributing insurance products exclusively through independent Agents. These initiatives include customer interaction systems that are intended to improve service and efficiency, as well as result in increased sales. The eCommerce program also includes significant information technology infrastructure expenditures. The cost of these initiatives will be allocated among member companies of the Erie Insurance Group, including the Company. There was minimal impact on the Company's earnings in 2001 related to this effort. It is estimated that the after-tax effect on net income on the Company for the eCommerce program costs will be a reduction in after-tax earnings per share between $0.05 and $0.07 per share for 2002.

Terrorist actions

The Company is exposed to direct losses arising from possible future terrorist actions. Additionally, current and future proposed federal measures might affect the way the life insurance industry handles losses from potential future terrorist actions. These proposals may include the establishment of a federal reinsurance program for losses from terrorist actions and possible changes to the tax laws governing insurance companies.

The Company's substantial portfolio of equity and fixed income investments could also be affected by potential future terrorist actions that may affect the level of economic activity as well as investor confidence in the U.S. capital markets.


"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. Many factors could cause future results to differ materially from those discussed. Examples of such factors include but are not limited to: better (or worse) mortality rates, terrorist actions, changes in insurance regulations or legislation that disadvantage the Company in the marketplace and recession, economic conditions or stock market changes affecting pricing or demand for insurance products or ability to generate investment income and returns. Growth and profitability have been, and will be, potentially materially affected by these and other factors.

INCORPORATED BY REFERENCE, PAGE 25 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

Market for the Registrant's Common Stock and Related Shareholder Matters

Currently there is no market on which the Registrant's stock is traded. The Company had 971 shareholders of record of common stock on December 31, 2001.

Date dividends declared                       Dividends declared per share

February 14, 2001                                       $ 0.195
April 24, 2001                                            0.195
June 12, 2001                                             0.195
September 11, 2001                                        0.195
                                                        -------
                                                        $ 0.780

March 7, 2000                                           $ 0.180
April 25, 2000                                            0.180
June 13, 2000                                             0.180
October 10, 2000                                          0.180
                                                        -------
                                                        $ 0.720

                       Index to Graphs included in of The
                      Management's Discussion and Analysis



Graph #1               LIFE INSURANCE INFORCE (BILLIONS)

                       2001 - $18.9
                       2000 - $16.5
                       1999 - $14.4


Graph #2               DIVERSIFICATION OF FIXED MATURITIES
                       AT DECEMBER 31, 2001 - CARRYING/MARKET VALUE

                       U.S. Industrial & Miscellaneous                 58%
                       U.S. Banks, Trusts and Insurance Companies      19%
                       Public Utilities                                10%
                       Foreign                                          8%
                       U.S. Treasuries                                  4%
                       Special Revenue                                  1%



Graph #3               QUALITY* OF BOND PORTFOLIO
                       AT DECEMBER 31, 2001 - CARRYING/MARKET VALUE

                        Highest                                        54%
                        High                                           42%
                        Medium                                          3%
                        Low or below                                    1%

                        * As rated by the NAIC


Graph #4               DIVERSIFICATION OF EQUITY SECURITIES
                       AT DECEMBER 31, 2001 - CARRYING/MARKET VALUE


                       (1) U.S. Industrial & Miscellaneous             44%
                       (2) Foreign Banks & Insurance                   36%
                       (2) Foreign Industrial & Miscellaneous           4%
                       (2) U.S. Industrial & Miscellaneous              9%
                       (1) U.S. Banks & Insurance                       6%
                       (1) Public Utilities                             1%




                       (1)  Common Stock
                       (2)  Preferred Stock

INCORPORATED BY REFERENCE, PAGE 27 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

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

/s/ Jan R. Van Gorder, Esq.
Jan R.Van Gorder, Esq.
Acting President and
Chief Executive Officer
February 7, 2002

/s/ Philip A. Garcia
Philip A.Garcia
Executive Vice President and
Chief Financial Officer
February 7, 2002

/s/ Timothy G. NeCastro
Timothy G. NeCastro
Senior Vice President
and Controller
February 7, 2002

INCORPORATED BY REFERENCE, PAGE 28 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS


INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying Statements of Financial Position of Erie Family Life Insurance Company as of December 31, 2001 and 2000, and the related Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/Malin, Bergquist & Company, LLP
Malin, Bergquist & Company, LLP
Erie, Pennsylvania
February 7, 2002

INCORPORATED BY REFERENCE, PAGE 29 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS



                      ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)


                                                              2001             2000             1999
                                                            --------         --------         --------
Revenues
   Policy revenue
     Life premiums                                          $ 43,693         $ 41,975         $ 39,052
     Group and other premiums                                  2,798            2,562            2,634
                                                            --------         --------         --------
       Total policy revenue                                 $ 46,491         $ 44,537         $ 41,686

   Net investment income                                      61,181           59,476           55,279
   Net realized (losses) gains on investments              (  19,646)           6,960            4,333
   Equity in earnings of limited partnerships                    736            3,437              934
   Other income                                                  752              963              692
                                                            --------         --------         --------
       Total revenues                                       $ 89,514         $115,373         $102,924

Benefits and expenses
   Death benefits                                           $ 13,338         $ 12,869         $ 10,231
   Interest on annuity deposits                               35,284           33,686           31,202
   Interest on universal life deposits                         6,889            6,182            5,289
   Surrender and other benefits                                2,263              835              660
   Increase in future life policy benefits                     5,748            4,402            4,858
   Amortization of deferred policy
     acquisition costs                                         5,818            5,145            4,813
   Commissions                                                 2,425            1,969            2,214
   General expenses                                           11,417            9,194            7,117
   Taxes, licenses and fees                                    2,145            2,268            1,614
                                                            --------         --------         --------
       Total benefits and expenses                          $ 85,327         $ 76,550         $ 67,998
                                                            --------         --------         --------
       Income before income taxes                           $  4,187         $ 38,823         $ 34,926

Provision for federal income taxes                             1,449           13,433           11,601
                                                            --------         --------         --------
       Net income                                           $  2,738         $ 25,390         $ 23,325
                                                            --------         --------         --------
       Net income per share                                 $   0.29         $   2.69         $   2.47
                                                            ========         ========         ========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 30 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                        STATEMENTS OF FINANCIAL POSITION
                        As of December 31, 2001 and 2000
                             (Dollars in thousands)


   ASSETS                                                     2001              2000
                                                            ---------        ----------
Invested assets:
   Fixed maturities at fair value
     (amortized cost of $718,500
     and $695,078, respectively)                           $  730,270        $  683,651
   Equity securities at fair value
     (cost of $86,758 and
     $127,389, respectively)                                  103,675           137,918
   Limited partnerships (cost of $18,691 and
     $35,504, respectively)                                    18,249            42,074
   Real estate                                                  1,293             1,376
   Policy loans                                                 8,879             7,766
   Real estate mortgage loans                                   7,357             8,284
                                                           ----------        ----------
       Total invested assets                               $  869,723        $  881,069

Cash and cash equivalents                                     110,503            17,955
Premiums receivable from policyholders                          5,089             4,609
Reinsurance recoverable                                         1,775               612
Other receivables                                                 374               392
Accrued investment income                                      11,520            12,038
Deferred policy acquisition costs                              92,015            84,723
Reserve credit for reinsurance ceded                           12,120             9,076
Prepaid federal income taxes                                    8,508               167
Other assets                                                    8,856             9,702
                                                           ----------        ----------
       Total assets                                        $1,120,483        $1,020,343
                                                           ==========        ==========


   LIABILITIES AND SHAREHOLDERS' EQUITY


LIABILITIES
   Policy liabilities and accruals:
     Future life policy benefits                           $   85,673        $   76,879
     Policy and contract claims                                 1,950             2,473
     Annuity deposits                                         636,850           584,174
     Universal life deposits                                  121,560           107,192
     Supplementary contracts not
       including life contingencies                               605               550
   Other policyholder funds                                     7,974             4,615
   Deferred income taxes                                       31,807            23,819
   Reinsurance premium due                                      1,741               894
   Accounts payable and accrued expenses                        7,412             5,297
   Note payable to Erie Indemnity Company                      15,000            15,000
   Due to affiliates                                            2,309             2,029
   Dividends payable                                            1,843             1,701
                                                           ----------        ----------
       Total liabilities                                   $  914,724        $  824,623
                                                           ----------        ----------


SHAREHOLDERS' EQUITY
   Common stock, $.40 par value per share;
     authorized 15,000,000 shares;
     9,450,000 shares issued and outstanding               $    3,780        $    3,780
   Additional paid-in capital                                     630               630
   Accumulated other comprehensive income                      18,359             3,687
   Retained earnings                                          182,990           187,623
                                                           ----------        ----------
       Total shareholders' equity                          $  205,759        $  195,720
                                                           ----------        ----------
       Total liabilities and shareholders' equity          $1,120,483        $1,020,343
                                                           ==========        ==========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 31 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 2001, 2000 and 1999
                             (Dollars in thousands)

                                                             2001              2000             1999
                                                           ---------         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                               $  2,738          $ 25,390          $ 23,325
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Net amortization of bond and mortgage
       premium                                                   244               214               273
     Amortization of deferred policy acquisition
       costs                                                   5,818             5,145             4,813
     Real estate depreciation                                     83                83                83
     Software amortization                                       249               249                62
     Deferred federal income tax expense                          88             2,718             1,955
     Realized losses (gains) on investments                   19,646         (   6,960)        (   4,333)
     Equity in income of limited partnerships              (     736)        (   3,437)        (     934)
   Increase in premiums receivable                         (     480)        (     553)        (     225)
   Decrease (increase) in other receivables                       18         (     221)              184
   Decrease (increase) in accrued investment
     income                                                      518         (   1,142)        (     614)
   Increase in policy acquisition costs deferred           (  13,110)        (  12,280)        (  11,485)
   Decrease (increase) in other assets                           597         (   1,098)        (   2,948)
   Increase in reinsurance recoverables and
     reserve credits                                       (   4,207)        (   2,297)        (     828)
   Increase in future policy benefits and claims               8,271             7,718             5,294
   Increase (decrease) in other policyholder funds             3,359         (   1,008)        (   2,543)
   Increase in reinsurance premium due                           847               202               390
   (Increase) decrease in prepaid federal income
     taxes                                                 (   8,341)              591         (   1,370)
   Increase in accounts payable and
     due to affiliates                                         2,395               697               728
                                                            --------          --------          --------
       Net cash provided by operating activities            $ 17,997          $ 14,011          $ 11,827
                                                            --------          --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of investments:
     Fixed maturities                                      ($329,244)        ($101,624)        ($181,008)
     Equity securities                                     (  23,172)        (  37,253)        (  52,798)
     Mortgage loans                                                0                 0         (      66)
     Limited partnerships                                  (   9,513)        (   9,104)        (  10,927)
   Sales/maturities of investments:
     Sales of fixed maturities                               218,548            23,447            37,245
     Calls/maturities of fixed maturities                     74,480            40,442            71,703
     Equity securities                                        55,563            35,599            53,672
     Limited partnerships                                     28,206             3,614             1,192
   Principal payments received on mortgage loans                 927             1,691               162
   Loans made to policyholders                             (   2,185)        (   2,140)        (   1,568)
   Payments received on policy loans                           1,072             1,098               857
                                                            --------          --------          --------
       Net cash provided by (used in) investing
         activities                                         $ 14,682         ($ 44,230)        ($ 81,536)
                                                            --------          --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Annuity and supplementary contract deposits
     and interest                                           $105,138          $ 84,757          $ 98,327
   Annuity and supplementary contract surrenders
     and withdrawals                                       (  52,408)        (  69,831)        (  53,258)
   Universal life deposits and interest                       19,127            17,380            17,081
   Universal life surrenders                               (   4,759)        (   4,828)        (   3,795)
   Dividends paid to shareholders                          (   7,229)        (   6,662)        (   6,096)
                                                            --------          --------          --------
       Net cash provided by financing activities            $ 59,869          $ 20,816          $ 52,259
                                                            --------          --------          --------
Net increase (decrease) in cash and cash
   equivalents                                              $ 92,548         ($  9,403)        ($ 17,450)
Cash and cash equivalents at beginning of year                17,955            27,358            44,808
                                                            --------          --------          --------
Cash and cash equivalents at end of year                    $110,503          $ 17,955          $ 27,358
                                                            ========          ========          ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash paid during the year for:
     Interest                                               $  1,175          $  1,192          $  1,199
     Income taxes                                              9,701            10,124            11,016

See accompanying notes to financial statements

INCORPORATED BY REFERENCE, PAGE 32 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 2001, 2000 and 1999
                  (Dollars in thousands, except per share data)

                                                                                          Accumulated
                                                 Total                                       Other
                                               Shareholders' Comprehensive   Retained    Comprehensive                Additional
                                                 Equity      Income (Loss)   Earnings     Income (Loss) Common Stock Paid-in Capital
                                               -----------   -------------  -----------  -------------  ------------ --------------
Balance, January 1, 1999                        $ 182,531                     $ 151,949      $  26,172     $   3,780      $    630
Comprehensive income
   Net income                                      23,325      $  23,325         23,325
   Unrealized depreciation of investments,
     net of tax                                (   28,516)    (   28,516)                   (   28,516)
                                                               ---------
Comprehensive loss                                            ($   5,191)
                                                               =========
Dividends declared,
   $.66 per share                              (    6,237)                   (    6,237)
                                                ---------                     ---------
Balance, December 31, 1999                      $ 171,103                     $ 169,037     ($   2,344)    $   3,780      $    630
                                                ---------                     ---------      ---------     ---------      --------
Comprehensive income
   Net income                                      25,390      $  25,390         25,390
   Unrealized appreciation of investments,
     net of tax                                     6,031          6,031                         6,031
                                                               ---------
Comprehensive income                                           $  31,421
                                                               =========
Dividends declared,
   $.72 per share                              (    6,804)                   (    6,804)
                                                ---------                     ---------
Balance, December 31, 2000                      $ 195,720                     $ 187,623      $   3,687     $   3,780      $    630
                                                ---------                     ---------      ---------     ---------      --------
Comprehensive income
   Net income                                       2,738      $   2,738          2,738
   Unrealized appreciation of investments,
     net of tax                                    14,672         14,672                        14,672
                                                               ---------
Comprehensive income                                           $  17,410
                                                               =========
Dividends declared,
   $.78 per share                              (    7,371)                   (    7,371)
                                                ---------                     ---------
Balance, December 31, 2001                      $ 205,759                     $ 182,990      $  18,359     $   3,780      $    630
                                                =========                     =========      =========     =========      ========

See accompanying notes to financial statements


INCORPORATED BY REFERENCE, PAGE 33 AND 34 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS
              All dollar amounts are in thousands,  except per share data.

NOTE 1.         NATURE OF BUSINESS

                Erie Family Life Insurance Company (the Company), a Pennsylvania-domiciled life insurer, is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life, annuity products and disability income products. The Company markets its products through independent agents in ten states and the
                District of Columbia and is subject to supervision and regulations of the states in which it operates. A majority of the Company's business is written in Pennsylvania, Ohio, Maryland and Virginia. See also Note 12.

                The Company is owned 21.6% by the Erie Indemnity Company (EIC), 53.5% by the Erie Insurance Exchange (Exchange) and the
                remaining  24.9%  by  public  shareholders.  The  Company  is an affiliate of EIC and the Exchange. EIC is a Pennsylvania business corporation formed in 1925 to be the attorney-in-fact for Erie Insurance Exchange, a Pennsylvania-domiciled reciprocal insurance exchange. EIC's principal business activity consists of management of the affairs of the Exchange. EIC also is engaged in the property/casualty insurance business through its wholly-owned subsidiaries, Erie Insurance Company, Erie Insurance Property & Casualty Company, and Erie Insurance Company of New York and through its management of Flagship City Insurance Company (Flagship), a subsidiary of the Exchange. The Company, EIC, the Exchange and their subsidiaries and affiliates operate collectively under the name Erie Insurance Group.

                As management company of the Erie Insurance Group of companies, EIC pays operating expenses of the Company. The Company reimburses EIC for direct expenses and its share of common expenses. The Company also sells a significant amount of annuities to affiliated companies of the Erie Insurance Group. See also Note 7.

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

                    The development of liabilities for future policy benefits for the Company's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future

INCORPORATED BY REFERENCE, PAGE 34 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                    expectations of mortality, morbidity, expense, persistency and investment assumptions. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

                Investments

                    Fixed maturities and marketable equity securities are classified as available-for-sale. Equity securities consist of common and non-redeemable preferred stock while fixed maturities consist of bonds, notes and redeemable preferred stock. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income and shareholders' equity. There are no securities classified as "trading" securities or "held-to-maturity" securities.

                    Realized gains and losses on sales of investments are recognized in income on the specific identification method. Investments that have declined in value below cost and for which the decline is considered to be other-than-temporary by management are written down to estimated realizable value. Such write-downs are made on an individual security basis and are recorded as a component of net realized gains (losses) on investments in the Statements of Operations. Interest and dividend income is recorded as earned.

                    Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. Valuation allowances, if needed, are provided for impairment in net realizable value based on periodic valuations.

                    Limited partnerships include U.S. and foreign real estate and fixed income investments. During 2001, the Company sold its private equity limited partnerships to the Exchange. See also Note 3. The private equity limited partnerships were carried at their estimated market values in 2000. Real estate and fixed income limited partnerships are recorded using the equity method, which approximates the Company's share of the carrying value of the partnership. The Company has not guaranteed any of the partnership liabilities.

                Cash equivalents

                    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents total $112,809 at December 31, 2001, and are comprised of investments in bank money market funds.

                Deferred policy acquisition costs

                    The costs of acquiring new business, principally commissions and certain costs of underwriting and issuing policies, are deferred for traditional life insurance. These costs, including underwriting and medical examinations, are amortized over the premium paying period of the related

INCORPORATED BY REFERENCE, PAGE 34 AND 35 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                    policies in proportion to the total anticipated premium revenue stream. Anticipated premium revenue is estimated using the same assumptions as were used for computing liabilities for future policy benefits. To determine if the deferred policy acquisition costs are recoverable, periodic reviews are performed to verify future policy premiums and anticipated investment income exceed related costs.

                    Universal life and annuity deferred acquisition costs are amortized in relation to the present value of estimated future gross profits on the contracts over a 20-year period.

                    Deferred policy acquisition costs are summarized as follows:

                                                         2001              2000              1999
                                                      -----------      -----------       -----------
                    Balance at beginning of year       $   84,723       $   77,588        $   70,916
                    Additions                              13,110           12,280            11,485
                    Amortization                      (     5,818)     (     5,145)      (     4,813)
                                                       ----------       ----------        ----------

                    Balance at end of year             $   92,015       $   84,723        $   77,588
                                                       ==========       ==========        ==========

                Insurance liabilities

                    Liabilities for life insurance and income-paying annuity future policy benefits are computed primarily by the net level premium method with assumptions as to anticipated mortality, withdrawals, lapses and investment yields.
                    Disability income reserves are calculated as two-year preliminary term mid-terminal reserves plus unearned premium reserves. Deferred annuity future policy benefit liabilities are established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations. Interest rate assumptions for noninterest-sensitive life insurance range from 3.5% to 4% on policies issued in 1980 and prior years and 6% to 7.25% on policies issued in 1981 and subsequent years. Mortality and withdrawal assumptions are based on tables typically used in the industry, modified to reflect actual experience where appropriate.

                    Universal life and annuity deposits are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 2001, interest rates credited ranged from 6.0% to 6.75% on universal life deposits and 5.0% to 6.25% on annuity deposits.

                Liability for guaranty fund assessments

                    The Company may be required, under the solvency or guaranty laws of the various states in which it is licensed, to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent life insurance companies. Certain states permit these assessments, or a portion

INCORPORATED BY REFERENCE, PAGE 35 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                    thereof, to be recovered as an offset to future premium taxes.

                    Assessments are recognized as incurred when an event obligating the Company has occurred and the amount can be reasonably estimated. When the assessment is subject to credit against future premium taxes and such credits are reasonably believed to be recoverable, an asset is established. The asset is reduced when the credits are realized under applicable state law.

                    The Company's estimated liability for guaranty fund and other assessments was $614 and $202 at December 31, 2001 and 2000, respectively. The estimated asset for credit against future premium taxes was $486 and $47 at December 31, 2001 and 2000, respectively.

                Recognition of premium revenues and losses

                    Premiums on traditional life insurance contracts are reported as earned revenue when due. Reserves for future policy benefits are established as premiums are earned. For universal life and annuity contracts, deposits are recorded in the policyholder account, which is classified as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses. Disability income premiums are recognized as revenue pro rata over the terms of the contracts.

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

                Software development costs

                    Software development costs have been capitalized and included in other assets. Total software development costs are being amortized on a straight-line basis over the expected useful life of the asset. The carrying value of this asset at December 31, 2001 and 2000, was $1,933 and $2,183, respectively.

INCORPORATED BY REFERENCE, PAGE 35 AND 36 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                Earnings per share

                    Earnings per share amounts are based on the weighted average number of common shares outstanding during each of the respective years.

                Reclassification

                    Certain  amounts,   as  previously   reported  in  the  2000
                    financial statements, have been reclassified to conform to the current year's financial statement presentation.


NOTE 3.         INVESTMENTS

                The following tables summarize the cost and market value of securities at December 31, 2001 and 2000.

                                                                         Gross           Gross
                                                    Amortized         Unrealized       Unrealized        Estimated
                                                       Cost              Gains           Losses          Fair Value
December 31, 2001                                   ---------         ----------       ----------       -----------
Fixed Maturities:
Bonds:
   U. S. treasuries and
     government agencies                           $    26,239       $       423      $       139       $    26,523
   Special revenue                                       8,028               352                0             8,380
   Public utilities                                     71,906             1,803              925            72,784
   U. S. banks, trusts
     and insurance companies                           136,259             3,425              583           139,101
   U. S. industrial
     and miscellaneous                                 419,325             9,354            3,500           425,179
   Foreign                                              56,743             1,794              234            58,303
                                                   -----------       -----------      -----------       -----------

       Total fixed maturities                      $   718,500       $    17,151      $     5,381       $   730,270
                                                   ===========       ===========      ===========       ===========

Equity Securities:
Common stock:
   U. S. banks, trusts
     and insurance companies                       $     5,332       $       809      $        17       $     6,124
   U. S. industrial and miscellaneous                   30,605            15,996              413            46,188
   Public utilities                                        417                 0               57               360
Non-redeemable preferred stock:
   U. S. industrial and miscellaneous                    8,603               712                0             9,315
   Foreign                                              41,801             1,306            1,419            41,688
                                                   -----------       -----------      -----------       -----------

       Total equity securities                     $    86,758       $    18,823      $     1,906       $   103,675
                                                   ===========       ===========      ===========       ===========

       Total available-for-sale securities         $   805,258       $    35,974      $     7,287       $   833,945
                                                   ===========       ===========      ===========       ===========

INCORPORATED BY REFERENCE, PAGE 37 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)

                                                                        Gross            Gross
                                                     Amortized        Unrealized       Unrealized        Estimated
                                                       Cost             Gains            Losses          Fair Value
December 31, 2000                                    ---------        ----------      -----------       -----------
Fixed Maturities:
Bonds:
   U. S. treasuries and
     government agencies                           $    12,114       $       835      $         6       $    12,943
   States and political
     subdivisions                                          195                 8                0               203
   Special revenue                                       9,458               271                0             9,729
   Public utilities                                     71,732             1,774            1,439            72,067
   U. S. banks, trusts
     and insurance companies                           125,125             2,162            4,163           123,124
   U. S. industrial
     and miscellaneous                                 401,160             5,645           13,105           393,700
   Foreign                                              67,630               489            4,394            63,725
                                                   -----------       -----------      -----------       -----------

       Total bonds                                 $   687,414       $    11,184      $    23,107       $   675,491

Redeemable preferred stock                               7,664               496                0             8,160
                                                   -----------       -----------      -----------       -----------

       Total fixed maturities                      $   695,078       $    11,680      $    23,107       $   683,651
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
                                                   ===========       ===========      ===========       ===========

INCORPORATED BY REFERENCE, PAGE 37 AND 38 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)

              Components of net investment income follow for the years ended December 31:

                                                      2001             2000              1999
                                                   ----------       ----------        ----------
              Fixed maturities                     $   53,172       $   51,440        $   47,068
              Equity securities                         6,815            7,496             7,134
              Other                                     3,109            2,391             2,772
                                                   ----------       ----------        ----------

              Total investment income              $   63,096       $   61,327        $   56,974
              Investment expense                        1,915            1,851             1,695
                                                   ----------       ----------        ----------

              Net investment income                $   61,181       $   59,476        $   55,279
                                                   ==========       ==========        ==========

              Components of realized gains and losses on investments reflected in operations for the years ended December 31 are included below. One equity position, in the computer and office equipment industry, was written down to its net realizable value and charged to operations in 2001.

                                                       2001            2000               1999
                                                    ----------      ----------        ----------
              Realized gains:
                Fixed maturities                    $    8,583      $      671        $    1,755
                Equity securities                        1,657          11,514             5,218
                Limited partnerships                     4,715               0                 0
                Other, net                                  33               0                 0
                                                    ----------      ----------        ----------

                Total gains                         $   14,988      $   12,185        $    6,973
                                                    ----------      ----------        ----------

              Realized losses:
                Fixed maturities                    $   13,502      $      436        $      360
                Equity securities                       17,534           4,789             2,280
                Limited partnerships                     3,571               0                 0
                                                    ----------      ----------        ----------

                Total losses                        $   34,607      $    5,225        $    2,640
                                                    ----------      ----------        ----------

              Impairment charges:
                Equity securities                   $       27      $        0        $        0
                                                    ----------      ----------        ----------

                Net realized (losses) gains
                  on investments                   ($   19,646)     $    6,960        $    4,333
                                                    ==========      ==========        ==========

INCORPORATED BY REFERENCE, PAGE 38 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3.         INVESTMENTS (CONTINUED)

              The components of equity in earnings of limited partnerships reported for the years ended December 31 are as follows:

                                                                         2001            2000              1999
                                                                      ----------      -----------       -----------
                Private equity                                       ($    1,093)     $       515      ($        79)
                Real estate                                                1,390            1,926               906
                Fixed income                                                 439              996               107
                                                                      ----------      -----------       -----------
                  Equity in earnings of limited partnerships          $      736      $     3,437       $       934
                                                                      ==========      ===========       ===========

              During the fourth quarter 2001, the Company sold its investments in private equity limited partnerships to the Exchange for $24,090, the estimated fair value at the date of sale, recognizing a gain of $1,144 from the sale. During the first half of 2002, when actual valuation data is available, the sales price of the partnerships will be adjusted to reflect their actual market value as of the date of sale.

              The following is a summary of fixed maturities at December 31, 2001, by remaining term to contractual maturity:

                                                               Amortized         Estimated
                                                               Cost             Fair Value
                Due in one year or less                      $    27,111       $    27,382
                Due after one year through five years            186,454           190,401
                Due after five years through 10 years            241,580           244,632
                Due after 10 years through 20 years               91,167            93,426
                Due after 20 years                               172,188           174,429
                                                             -----------       -----------

                                                             $   718,500       $   730,270
                                                             ===========       ============

                Bonds having a fair value of $1,885 at December 31, 2001, were on deposit with various regulatory authorities as required by law. Bonds having a fair value of $16,625 are pledged as collateral on a $10,000 line of credit with a bank. There were no borrowings on the line during 2001 and 2000.

                Net unrealized gains and losses on investments are credited or charged directly to other comprehensive income. At December 31, 2001, net unrealized gains on investments of $18,359 consisted of $35,974 in unrealized gains less $7,730 in unrealized losses and deferred taxes of $9,885.

INCORPORATED BY REFERENCE, PAGE 38 AND 39 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3.         INVESTMENTS (CONTINUED)

                Changes in unrealized gains (losses) include the following for the years ended December 31:

                                                       2001             2000              1999
                                                    ----------       ----------        ----------
                  Equity securities                 $    6,388      ($    6,892)       $    6,237
                  Fixed maturities                      23,197           11,355       (    51,830)
                  Limited partnerships             (     7,013)           4,816             1,723
                  Deferred federal income tax
                    (expense) benefit              (     7,900)     (     3,248)           15,354
                                                    ----------       ----------        ----------
                  Increase (decrease) in
                    unrealized gains (losses)       $   14,672       $    6,031       ($   28,516)
                                                    ==========       ==========        ==========

                The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time through a lending agent. The Company maintains control over the securities. A fee is paid to the Company by the borrower. Revenue received for the years ended December 31, 2001 and 2000, related to this program totaled $85 and $10, respectively. Collateral, comprised of cash and government securities, that exceeds the market value of the loaned securities is maintained by the lending agent. The Company has an indemnification agreement with the lending agent in the event a borrower becomes insolvent or fails to return securities. The Company had loaned securities with a market value of $46,949 and $27,561 and secured collateral of $48,959 and $29,136 at December 31, 2001 and 2000, respectively. The borrower of the securities is not permitted to sell or replace the security on loan. The Company maintains the loaned securities on its Statements of Financial Position as part of its invested assets.

NOTE 4.         FAIR VALUE OF FINANCIAL INSTRUMENTS

                Estimated fair value amounts of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in developing the estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. Certain financial instruments, including insurance contracts other than financial guarantees and investment contracts, are exempt from fair value disclosure requirements. The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate that value:

                Cash and cash equivalents: The carrying amounts approximate their fair value.

                Fixed maturities and equity securities: Fair values were based on quoted market prices, where available, or dealer quotations. See Note 3 for fair value disclosures.

                Limited partnerships: Fair values of the fixed income limited partnerships were provided to the Company by the partnership. Real estate limited partnership fair values approximate carrying value.

                Policy loans and real estate mortgage loans: For policy loans and real estate mortgage loans, carrying value is representative of estimated fair value.

INCORPORATED BY REFERENCE, PAGE 39 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS
                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 4.         FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                Trading assets and trading liabilities: The carrying value of these assets and liabilities arising in the ordinary course of business approximates their fair values.

                Annuity deposits: Included in this category are annuity deposit contracts. The Company retains the right to change interest rates subject to a one year guaranteed interest rate and a minimum interest rate provided in the policy. As a result, the carrying value of these contracts approximates their fair value. These annuity deposits totaled $490,067 at December 31, 2001.

                Annuity deposits include structured settlements, contracts that the policyholder cannot surrender at any time and for which the policyholder is locked into an interest rate for the duration of the contract. Fair values of these contracts were estimated using discounted projected cash flows based upon interest rates currently being offered for similar contracts with the same remaining maturities. At December 31, 2001, the carrying value of structured settlements totaled $146,783 while the estimated fair value of these contracts totaled $152,890.

                Universal life deposits: The Company retains the right to change interest rates on its universal life deposits subject to a minimum interest rate provided in the policy. As a result, the carrying value of these contracts approximates their fair value.


NOTE 5.         COMPREHENSIVE INCOME

                Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The components of other comprehensive income follow for the years ended December 31:

                                                                          2001             2000              1999
                                                                       -----------      -----------       -----------
                Unrealized holding gains (losses) arising
                  during period                                         $    2,926       $   16,239       ($   39,537)
                Less:  losses (gains) included in net income                19,646      (     6,960)      (     4,333)
                                                                        ----------       ----------        ----------
                Net unrealized holding gains (losses)
                  arising during period                                 $   22,572       $    9,279       ($   43,870)
                Income tax (expense) benefit related to
                  unrealized gains (losses)                            ($    7,900)     ($    3,248)       $   15,354
                                                                        ----------       ----------        ----------
                Other comprehensive income (loss), net
                  of tax                                                $   14,672       $    6,031       ($   28,516)
                                                                        ==========       ==========        ==========

INCORPORATED BY REFERENCE, PAGE 39 AND 40 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6.         LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

                Activity in the liability for unpaid policy and contract claims is as follows:

                                                          2001              2000            1999
                                                        ---------         --------        --------
                Balance at January 1                    $   2,473         $  1,305        $  1,801
                Less reinsurance recoverables          (      168)       (     184)      (     449)
                                                        ---------         --------        --------

                Net balance at January 1                $   2,305         $  1,121        $  1,352

                Total death claims incurred                13,338           12,869          10,231
                Total death claims paid,
                  net of reinsurance recoveries            14,715           11,685          10,462
                                                        ---------         --------        --------

                Net balance at December 31              $     928         $  2,305        $  1,121
                Plus reinsurance recoverables               1,022              168             184
                                                        ---------         --------        --------

                Balance at December 31                  $   1,950         $  2,473        $  1,305
                                                        =========         ========        ========

                The increase in death claims paid and reinsurance recoverables during 2001 result from the new traditional products the Company began writing in late 1999 with higher face amounts and greater coinsurance percentages with the reinsurers. See also Note 10.


NOTE 7.         ANNUITY & UNIVERSAL LIFE DEPOSITS

                The Company offers, among other products, annuity and universal life insurance. The amount received as deposits for each of the years ended December 31 are as follows:
                                          2001          2000           1999
                                       ----------    ----------     ----------

                Deposits:
                  Universal life       $   12,238    $   11,198     $   11,792
                  Annuity                  69,754        51,060         67,115
                                       ----------    ----------     ----------

                    Total              $   81,992    $   62,258     $   78,907
                                       ==========    ==========     ==========

                The Erie Insurance Group Retirement Plan for Employees purchases from the Company individual annuities for some terminated vested Employees or beneficiaries receiving benefits. These are nonparticipating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposits in 2001, 2000 and 1999 included $4,513, $5,627 and $5,322, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $48,797 and $46,212 at December 31, 2001 and 2000,
                respectively.

INCORPORATED BY REFERENCE, PAGE 40 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.         ANNUITY & UNIVERSAL LIFE DEPOSITS (CONTINUED)

                The  Erie  Insurance  Group  affiliated  property  and  casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Structured settlement annuities sold to affiliated property and casualty companies of the Erie Insurance Group totaled $12,879, $16,168 and $23,312 in 2001, 2000 and 1999, respectively. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies equal
                $171,006   and   $162,322  at   December   31,  2001  and  2000,
                respectively.


NOTE 8.         FEDERAL INCOME TAXES

                The provision for federal income taxes consists of the following for the years ended December 31:
                                        2001           2000            1999
                                     -----------    -----------     -----------

                  Currently due      $     1,361    $    10,715     $     9,646
                  Deferred                    88          2,718           1,955
                                     -----------    -----------     -----------

                    Total            $     1,449    $    13,433     $    11,601
                                     ===========    ===========     ===========

                A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pre-tax income is as follows:

                                                                          2001            2000              1999
                                                                       ---------       ----------        ----------
                  Federal income taxes at statutory rates              $   1,465       $   13,588        $   12,224
                  Dividends received deduction and
                    tax-exempt interest                               (       33)     (        47)      (        85)
                  Other                                                       17      (       108)      (       538)
                                                                       ---------       ----------        ----------

                  Provision for federal income taxes                   $   1,449       $   13,433        $   11,601
                                                                       =========       ==========        ==========

                Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred tax liabilities are as follows:

                                                                                     December 31,
                                                                               2001              2000
                                                                            -----------       -----------
                Deferred policy acquisition costs                            $   28,030        $   25,805
                Liability for future life and annuity policy benefits       (     5,146)      (     4,030)
                Unrealized gains                                                  9,885             1,986
                Other                                                       (       962)               58
                                                                             ----------        ----------

                      Deferred income tax liability                          $   31,807        $   23,819
                                                                             ==========        ==========

INCORPORATED BY REFERENCE, PAGE 40 AND 41 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS


NOTE 9.         RELATED PARTY TRANSACTIONS

                Expense reimbursements

                    Reimbursements to EIC for operating expenses paid on behalf of the Company are made on a monthly basis. The Company reimburses EIC when the expenses are paid. The amount of these reimbursements for the Company totaled $18,545, $18,631 and $14,740 in 2001, 2000 and 1999, respectively.

                    The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. The Company, through EIC, also participates in certain deferred compensation and supplemental pension plans for certain executive and senior officers. The amounts recorded by the Company for the deferred compensation and supplemental pension plan totaled $553 and $711 at December 31, 2001 and 2000, respectively, which will be reimbursed to EIC as payments are made under these plans. The pension and related benefit costs reimbursed by the Company to EIC equaled ($96), ($72) and $123 in 2001, 2000 and 1999, respectively

                Note payable to EIC

                    The $15,000 surplus note payable to EIC bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company, subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semi-annually. The note will be payable on demand on or after December 31, 2005. During 2001, 2000 and 1999, the Company paid interest to EIC totaling $968 in each year.

                Property and equipment

                    The Company owns certain real estate it leases to EIC. The real estate is recorded net of accumulated depreciation of $1,528 and $1,445 at December 31, 2001 and 2000,
                    respectively. Rentals paid to the Company totaled $354, $309 and $303 in 2001, 2000 and 1999, respectively. Future minimum rentals under this agreement are as follows:

                                      2002              $     390
                                      2003                    393
                                      2004                    400
                                      2005                    403
                                      2006                    367
                                      Thereafter              454
                                                        ---------

                                      Total             $   2,407
                                                        =========

INCORPORATED BY REFERENCE, PAGE 41 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS


                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 9.         RELATED PARTY TRANSACTIONS (CONTINUED)

                EIC purchases certain software and equipment for use by the Company. Depreciation and applicable interest are charged to the Company throughout the estimated useful life of the asset and is included in general expenses. Depreciation and interest charged the Company in 2001, 2000 and 1999 amounted to $701, $717 and $574, respectively.

NOTE 10.        REINSURANCE

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

                Generally, the Company's retention limit is $300 per life for individual and $200 per life for group coverage. For its disability income product, the Company has a 50% coinsurance agreement with its reinsurer. As of December 31, 2001 and 2000, $4.1 billion and $2.6 billion, respectively, of life insurance in force was ceded to other companies. In 2001, the Company introduced two new products, ERIE Flagship Term2 and ERIE Target Term. These products are reinsured 50% and 90%, respectively, with nonaffiliated reinsurers. Sales of ERIE Flagship Term, ERIE Flagship Term2 and the ERIE Target Term in 2001 resulted in increased ceded reinsurance balances in 2001.

                Policy  revenues,   benefits  and  expenses   reflected  in  the
                Statements of Operations have been reduced by the following amounts due to reinsurance cessions:

                                                    2001         2000          1999
                                                  ---------    ---------     ---------
                Policy revenue                    $   8,058    $   4,712     $   3,920

                Death benefits                        2,495        2,321         1,766

                Future life policy benefits           3,044        2,149           932

                Commissions                           3,886        2,344         1,567


NOTE 11.        COMMITMENTS

                The Company has outstanding commitments to invest up to $9.0 million in limited partnerships at December 31, 2001. These commitments will be funded as required through the end of the respective investment periods, which typically span 3 to 5 years and expire through 2005. At December 31, 2001, the total commitment to fund limited partnerships that invest in real estate activities and fixed income securities totaled $7.7 million and $1.3 million, respectively. One real estate limited partnership commitment is for $5.0 million.

INCORPORATED BY REFERENCE, PAGE 42 AND 43 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 12.        SEGMENT INFORMATION

                The Company's portfolio of traditional insurance includes permanent life, endowment and term policies, including whole life. The group and other category includes group life insurance and disability income products. The corporate category includes investment income earned from surplus not specifically attached to any one product type.

                                                       Universal                   Group
                                        Traditional      Life      Annuities     & Other      Corporate     Total
                                        -----------  -----------  ----------     ---------    ----------  -----------
2001
Total policy revenue, net of
   reinsurance                          $    32,685  $    11,008  $         3    $   2,795    $        0  $    46,491
Total investment-related
  and other income (loss)                     5,975        7,372       39,786          152   (    10,262)      43,023
                                        -----------  -----------  -----------    ---------    ----------  -----------
     Total revenues                     $    38,660  $    18,380  $    39,789    $   2,947   ($   10,262) $    89,514
                                        -----------  -----------  -----------    ---------    ----------  -----------
Less: Total benefits and
   expenses                                  28,764       15,040       38,009        3,514             0       85,327
                                        -----------  -----------  -----------    ---------    ----------  -----------
   Income (loss) before
     income taxes                       $     9,896  $     3,340  $     1,780   ($     567)  ($   10,262) $     4,187
                                        ===========  ===========  ===========    =========    ==========  ===========

2000
Total policy revenue, net of
   reinsurance                          $    31,789  $    10,186  $         2    $   2,560    $        0  $    44,537
Total investment-related
  and other income                            6,355        7,471       42,794          150        14,066       70,836
                                        -----------  -----------  -----------    ---------    ----------  -----------
     Total revenues                     $    38,144  $    17,657  $    42,796    $   2,710    $   14,066  $   115,373
                                        -----------  -----------  -----------    ---------    ----------  -----------
Less: Total benefits and
   expenses                                  24,420       14,011       36,903        1,216             0       76,550
                                        -----------  -----------  -----------    ---------    ----------  -----------
   Income before income
     taxes                              $    13,724  $     3,646  $     5,893    $   1,494    $   14,066  $    38,823
                                        ===========  ===========  ===========    =========    ==========  ===========
1999
Total policy revenue, net of
   reinsurance                          $    29,529  $     9,523  $         5    $   2,629    $        0  $    41,686
Total investment-related
  and other income                            5,831        6,319       40,876          133         8,079       61,238
                                        -----------  -----------  -----------    ---------    ----------  -----------
     Total revenues                     $    35,360  $    15,842  $    40,881    $   2,762    $    8,079  $   102,924
                                        -----------  -----------  -----------    ----------   ----------  -----------
Less: Total benefits and
   expenses                                  19,779       11,175       34,484        2,560             0       67,998
                                        -----------  -----------  -----------    ---------    ----------  -----------
   Income before income
     taxes                              $    15,581  $     4,667  $     6,397    $     202    $    8,079  $    34,926
                                        ===========  ===========  ===========    =========    ==========  ===========


               Investment-related income is allocated based on the fact that the fixed maturities and preferred stock portfolios support the insurance product segments and the common stock and limited partnership investments support the corporate line.

               The 2001 loss reported for the corporate line is a result of realized losses on common stock of $16,356 experienced for the year. The reduction in income for annuities from $5,893 in 2000 to $1,780 in 2001 is a result of interest rate fluctuations during the year, which produced lower profit margins in 2001 when compared to prior periods.

INCORPORATED BY REFERENCE, PAGE 43 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 12.        SEGMENT INFORMATION (CONTINUED)

                The 2001 increase in benefits and expenses for the Company's Group product line related to changes in the Company's share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. During 2001, the change in the pool asset resulted in an increase of benefit expense to the Company of $985.

NOTE 13.        STATUTORY INFORMATION

                The Company prepares its statutory financial statements in accordance with accounting practices prescribed by the Pennsylvania Insurance Department. Prescribed Statutory Accounting Practices (SAP) include state laws, regulations and general administrative rules, as well as a variety of publications from the National Association of Insurance Commissioners (NAIC). The NAIC adopted the Codification of Statutory Accounting Practices (Codification), effective January 1, 2001, as the NAIC-supported basis of accounting. The
                Codification was approved with a provision allowing for prescribed or permitted accounting practices to be determined by each states' insurance commissioner. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The Codification resulted in changes to the Company's statutory-basis financial statements, the most significant of which were the recording of statutory deferred taxes and the elimination of the cost of collection liability. The total cumulative adjustment increased the statutory surplus by $3,389. Accounting principles used to prepare statutory financial statements differ from financial statements prepared on the basis of generally accepted accounting principles.

                The minimum statutory capital and surplus requirements under Pennsylvania law for stock life insurance companies (Section 386 of the PA Insurance Code) amounts to $1,650. The Company's total statutory capital and surplus well exceeded these minimum requirements, totaling $109.9 million at December 31, 2001.

                A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 2001, 2000 and 1999, follows:

                                                                2001             2000              1999
                                                             ----------       ----------        ----------
                Statutory net (loss) income                 ($    5,065)      $   19,058        $   14,372

                Reconciling items:
                  Policy liabilities and accruals                   831            3,035             3,743
                  Deferred policy acquisition costs,
                    net of amortization                           7,292            7,135             6,672
                  Investment valuation differences                2,084      (       686)              349
                  GAAP deferred taxes                       (        88)     (     2,718)      (     1,955)
                  Cost of collection                                  0            1,232               103
                  Deferred and uncollected premium          (     2,037)     (     2,503)      (     1,184)
                  Capitalized salaries and benefits                   0                0               953
                  Other                                     (       279)             837               272
                                                             ----------       ----------        ----------
                GAAP net income                              $    2,738       $   25,390        $   23,325
                                                             ==========       ==========        ==========

INCORPORATED BY REFERENCE, PAGE 43 AND 44 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 13.        STATUTORY INFORMATION (CONTINUED)

                A reconciliation of shareholders' equity as filed with regulatory authorities to shareholders' equity reported in the accompanying financial statements as of December 31, 2001 and 2000, follows:

                                                                                       2001               2000
                                                                                    -----------       -----------
                Statutory shareholders' equity                                      $   109,870       $    96,479

                Reconciling items:
                  Asset valuation and interest
                    maintenance reserves                                                 33,324            44,987
                  Investment valuation differences                                       12,034      (      1,720)
                  Deferred policy acquisition costs                                      92,015            84,723
                  Surplus note                                                     (     15,000)     (     15,000)
                  Policy liabilities and accruals                                        14,056            13,225
                  Difference between statutory
                    and GAAP deferred taxes                                        (     33,574)     (     23,819)
                  Cost of collection                                                          0             1,985
                  Deferred and uncollected premiums                                (      8,899)     (      7,342)
                  Capitalized salaries and benefits, net of amortization                  1,933             2,183
                  Other                                                                       0                19
                                                                                    -----------       -----------

                GAAP shareholders' equity                                           $   205,759       $   195,720
                                                                                    ===========       ===========

                The amount of dividends the Company can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10% of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer's own securities. Accordingly, the maximum dividend payout which may be made in 2002 without prior
                Pennsylvania Commissioner approval is $10,609. Dividends declared to shareholders totaled $7,371 in 2001 and $6,804 in 2000.

INCORPORATED BY REFERENCE, PAGE 44 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

NOTE 14.          QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                  The following results are unaudited. In the opinion of the Company's management, all adjustments - consisting only of normal recurring accruals - necessary for a fair presentation of the interim periods presented have been included.

                                                        First            Second            Third            Fourth
                                                       Quarter           Quarter          Quarter           Quarter
                                                     -----------       -----------      -----------       -----------
2001
Total policy revenue                                  $   10,997        $   11,861       $   11,295        $   12,338
Net investment income                                     14,709            15,865           14,744            15,863
Net realized gains (losses) on investments                   594       (     1,067)     (     2,034)      (    17,139)
Equity in (losses) earnings of limited
partnerships                                         (       965)            1,767              614       (       680)
Other income                                                 191               178              317                66
                                                      ----------        ----------       ----------        ----------
   Total revenues                                     $   25,526        $   28,604       $   24,936        $   10,448
                                                      ==========        ==========       ==========        ==========

Income (loss) before income taxes                     $    5,261        $    8,642       $    3,861       ($   13,577)
Provision for federal income tax
 (expense) benefit                                   (     1,820)      (     2,985)     (     1,342)            4,698
                                                      ----------        ----------       ----------        ----------
   Net income (loss)                                  $    3,441        $    5,657       $    2,519       ($    8,879)
                                                      ==========        ==========       ==========        ==========
   Net income (loss) per share                        $     0.36        $     0.60       $     0.27       ($     0.94)
                                                      ==========        ==========       ==========        ==========
Comprehensive income (loss)                           $    9,136        $    7,295       $    5,854       ($    4,875)
                                                      ==========        ==========       ==========        ==========

Net realized losses on investments in the fourth quarter of 2001 resulted primarily from sales of fixed maturities and common stocks.

2000
Total policy revenue                                  $   10,472        $   11,643       $   11,373        $   11,049
Net investment income                                     14,764            14,965           14,259            15,488
Net realized gains on investments                          2,249             1,603            1,628             1,480
Equity in earnings (losses) of limited
partnerships                                                 970             1,400            1,122       (        55)
Other income                                                 305               211              244               203
                                                      ----------        ----------       ----------        ----------
   Total revenues                                     $   28,760        $   29,822       $   28,626        $   28,165
                                                      ==========        ==========       ==========        ==========

Income before income taxes                            $    9,948        $    8,991       $    9,214        $   10,670
Provision for federal income tax expense             (     3,442)      (     3,111)     (     3,188)      (     3,692)
                                                      ----------        ----------       ----------        ----------
   Net income                                         $    6,506        $    5,880       $    6,026        $    6,978
                                                      ==========        ==========       ==========        ==========
   Net income per share                               $     0.69        $     0.62       $     0.64        $     0.74
                                                      ==========        ==========       ==========        ==========

Comprehensive income                                  $   19,605        $      139       $    8,886        $    2,791
                                                      ==========        ==========       ==========        ==========


INCORPORATED BY REFERENCE, PAGE 45 OF THE COMPANY'S 2001 ANNUAL REPORT TO SHAREHOLDERS

                       ERIE FAMILY LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS


NOTE 14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

                                                        First            Second            Third            Fourth
                                                       Quarter           Quarter          Quarter           Quarter
                                                     -----------       -----------      -----------       -----------
1999
Total policy revenue                                  $    9,844        $   10,978       $   10,176        $   10,688
Net investment income                                     13,184            13,772           13,824            14,499
Net realized gains (losses) on investments                   825             1,826            2,236       (       554)
Equity in earnings of limited partnerships                   186               158              314               276
Other income                                                 237               135              220               100
                                                      ----------        ----------       ----------        ----------
   Total revenues                                     $   24,276        $   26,869       $   26,770        $   25,009
                                                      ==========        ==========       ==========        ==========

Income before income taxes                            $    7,433        $    9,339       $    9,450        $    8,704
Provision for federal income tax expense             (     2,551)      (     3,460)     (     2,718)      (     2,872)
                                                      ----------        ----------       ----------        ----------
   Net income                                         $    4,882        $    5,879       $    6,732        $    5,832
                                                      ==========        ==========       ==========        ==========
   Net income per share                               $     0.52        $     0.62       $     0.71        $     0.62
                                                      ==========        ==========       ==========        ==========

Comprehensive (loss) income                          ($    2,086)      ($    4,831)     ($    4,162)       $    5,888
                                                      ==========        ==========       ==========        ==========
