Form 10-K, Exhibit 13
period 2002-12-31
ERIE FAMILY LIFE INSURANCE CO
filed 2003-03-27
CIK 33416

EXHIBIT 13

SELECTED FINANCIAL DATA
(All amounts in thousands, except per share data)

	Years Ended December 31
	2002	2001	2000	1999	1998
OPERATING DATA

Total net policy revenue	$51,129	$46,491	$44,537	$41,686	$38,239
Net investment & other income	70,765	62,669	63,876	56,905	53,088
Net realized (losses) gains on investments	(9,610)	(19,646)	6,960	4,333	4,883

Total revenues	$112,284	$89,514	$115,373	$102,924	$96,210

Total benefits & expenses	98,747	85,327	76,550	67,998	62,269

Income before income taxes	$13,537	$4,187	$38,823	$34,926	$33,941
Provision for federal income taxes	4,697	1,449	13,433	11,601	11,856

Net income	$8,840	$2,738	$25,390	$23,325	$22,085

Net income per share	$0.94	$0.29	$2.69	$2.47	$2.34

FINANCIAL POSITION

Total assets	$1,389,619	$1,169,442	$1,020,343	$954,532	$917,606

Shareholders’ equity	224,447	205,759	195,720	171,103	182,531

Book value per share	23.75	21.77	20.71	18.11	19.32

Dividends declared per share	$0.84	$0.78	$0.72	$0.66	$0.60

Average number of shares outstanding	9,450	9,450	9,450	9,450	9,450

Management’s Discussion and Analysis of Financial Condition & Results of Operations

The following discussion and analysis should be read in conjunction with the financial statements and related notes found on pages 31-49, as they contain important information that is helpful in evaluating the Company’s operating results and financial condition.

General

Erie Family Life Insurance Company (the Company) is a Pennsylvania life insurance company formed to underwrite and sell nonparticipating individual and group life insurance policies, including fixed universal life. The Company also sells fixed individual and group annuities and disability income policies. The Company markets its products through independent Agents throughout ten states and the District of Columbia. The Company is owned 21.6 percent by Erie Indemnity Company (EIC), 53.5 percent by Erie Insurance Exchange (Exchange) and the remaining 24.9 percent by public shareholders. The Company, EIC and the Exchange and its subsidiaries and affiliates operate collectively under the name “Erie Insurance Group.”

Significant Transactions with Related Parties

The Company, EIC, and the Exchange share common facilities and services. The costs of such common services are allocated to the Company based upon the Company’s usage. Additionally, EIC is the common paymaster for the Erie Insurance Group. The Company reimburses EIC for its salary and benefit costs. Operating expenses of the Company paid by EIC are reimbursed on a monthly basis. The amount of these reimbursements for the Company totaled $23.8 million, $18.5 million and $18.6 million for 2002, 2001 and 2000, respectively. No interest is charged or received on intercompany balances due to the timely settlement terms and nature of the items.

Employees performing services for the Company participate in the pension and other Employee benefit plans sponsored by EIC. Pension benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. The Company reimburses EIC on a monthly basis for its share of pension costs. The Company, through EIC, also participates in certain deferred compensation and supplemental pension plans for certain executive and senior officers. The amounts recorded by the Company for the deferred compensation and supplemental pension plan are reimbursed to EIC as payments are made under these plans. Amounts allocated to the Company from EIC for these pension and other Employee benefit plans totaled $0.9 million, $0.5 million and $0.6 million for 2002, 2001 and 2000, respectively.

The Erie Insurance Group affiliated property and casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies totaled $186.2 million and $171.0 million at December 31, 2002 and 2001, respectively.

The Erie Insurance Group Retirement Plan for Employees purchases from the Company individual annuities for some terminated vested Employees or beneficiaries receiving benefits. These are nonparticipating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $47.3 million and $48.8 million at December 31, 2002 and 2001, respectively.

The Erie Insurance Group 401(k) plan for Employees includes an investment option in a Company annuity. Annuity deposit balances outstanding relating to 401(k) contributions from Employees are $25.1 million and $22.7 million at December 31, 2002 and 2001, respectively.

The Company has a $15.0 million surplus note payable to EIC. This note bears an annual interest rate of 6.45 percent. Interest on the surplus note is scheduled to be paid semi-annually, subject to approval of the Pennsylvania Insurance Commissioner. The note will be payable on demand on or after December 31, 2005. During 2002, 2001 and 2000, the Company paid interest to EIC totaling $1.0 million in each year.

Results of Operations

Financial overview

Net income increased to $8.8 million, or $0.94 per share, in 2002 from $2.7 million, or $0.29 per share, in 2001. Growth in policy revenues and reduced levels of realized losses on investments contributed to this increase. The decrease in realized losses on investments resulted from the sale of the Company’s common stock portfolio in 2002, which produced net realized capital gains of $8.7 million.

Net income, excluding realized capital losses and related federal income tax benefits, totaled $15.1 million in 2002 compared to $15.5 million in 2001. Increases in policy revenue and net investment income in 2002 were offset by increases in interest on deposits and amortization of DAC.

Revenues

Analysis of policy revenue

Total net policy revenue increased by 10.0 percent to $51.1 million in 2002. Net premiums on traditional life insurance policies increased $2.5 million, or 7.8 percent, to $34.8 million in 2002 from $32.3 million in 2001. First-year net premiums increased 31.9 percent and contributed $1.3 million to the growth while net renewal premiums increased 4.4 percent and contributed $1.2 million to the growth in 2002. In addition to a sales incentive contest held for the Company’s independent Agents in 2002, the popularity of the Company’s newest term products, ERIE Flagship TermSM2 and ERIE Target TermSM, contributed to the increase in first-year premiums. The success of the Company’s original ERIE Flagship TermSM product was the primary reason for the increase in renewal premiums. Policies in force on traditional products increased 9.3 percent to 187,449 in 2002 from 171,440 in 2001. Life insurance in force continues to grow, totaling $23.2 billion at December 31, 2002, an increase of $4.3 billion, or 22.8 percent, over 2001. Life insurance in force after consideration of reinsurance ceded increased 9.5 percent to $16.2 billion at December 31, 2002.

In the fourth quarter of 2001, the Company rolled out two new products—ERIE Target TermSM and ERIE Flagship TermSM 2. The ERIE Target TermSM product has a minimum face amount of $100,000 and offers a very low initial premium with rates guaranteed for 10 years on all plans. Under the reinsurance treaty for this new product, the reinsurer assumes 90 percent of all insurance up to $3.0 million (the Company’s retention limit is $300,000) and assumes all insurance above that amount. The ERIE Flagship TermSM2, now Erie Family Life’s most comprehensive term insurance plan for individuals desiring substantial coverage, offers a minimum face amount of $100,000 and replaced the ERIE Flagship TermSM product for new policy sales after October 1, 2001. Under the reinsurance treaty for this product, the reinsurer assumes 50 percent of all insurance up to $600,000 (the Company’s retention limit is $300,000) and assumes all insurance above that amount.

Total reinsurance premiums ceded amounted to $12.3 million and $8.1 million in 2002 and 2001, respectively. The increase in ceded premiums resulted from higher sales volume of the ERIE Target TermSM and ERIE Flagship TermSM2 plans. The reinsurance premiums ceded on the Flagship and Target TermSM life insurance products alone amounted to $8.7 million and $4.1 million in 2002 and 2001, respectively.

Universal life products generated premium, net of reinsurance, of $12.2 million, $11.0 million and $10.2 million in 2002, 2001 and 2000, respectively. Reinsurance premiums ceded on universal life policies totaled $1.1 million in 2002, 2001 and 2000. Policies in force on universal life products increased 7.2 percent to 47,769 in 2002 from 44,572 in 2001. Reinsurance arrangements for universal life products did not change from 2001 to 2002.

Total annuity and universal life deposits, which do not appear as revenue on the Statements of Operations, were $187.7 million, $82.0 million and $62.3 million in 2002, 2001 and 2000, respectively. First-year and single premium annuity deposits, excluding deposits for structured settlements and deposits for the Erie Insurance Group Retirement Plan, increased $100.8 million to $140.6 million in 2002 from $39.8 million in 2001. The Company’s ability to attract deposits depends in large part on the relative attractiveness of its products compared to other investment alternatives. Generally, the volatility of the equity markets and lower interest rates and instability in debt markets in 2002 had a positive effect on the Company’s sales of fixed annuities, which provide stable returns, principal protection and competitive interest rates.

Analysis of investment-related income

Net investment income increased $5.1 million, or 8.3 percent, in 2002 and $1.7 million, or 2.9 percent, in 2001. The increase in net investment income for 2002 was due to higher invested balances in the Company’s fixed maturities partially offset by lower yields.

The Company recognized net realized losses on investments of $9.6 million and $19.6 million in 2002 and 2001, respectively, and net realized gains of $7.0 million in 2000. The Company recognized realized losses in 2002 as a result of the sale of securities and $24.7 million in charges for other-than-temporary impairments of fixed maturities. During 2002, the Company also sold its entire common stock portfolio in order to reduce equity price risk in its investment portfolio. For 2002, net realized gains on the sale of common stock totaled $8.7 million. In 2001, fixed maturity investments in a loss position were sold as part of a proactive, year-end tax selling strategy. Net realized losses from sales of these securities totaled $18.0 million in 2001, resulting in recovery of $6.3 million in federal income taxes paid in 1998, 1999 and 2000.

The Company’s equity in earnings of limited partnerships increased to $3.7 million in 2002 from $0.7 million in 2001. Private equity net losses were $1.1 million in 2001. During the fourth quarter 2001, the Company sold its private equity limited partnerships to the Exchange, recognizing a gain of $1.1 million at the time of sale based on the September 30, 2001, financial statements provided by the limited partnerships. During the second quarter of 2002, actual valuation data was received from these partnerships and the sale price of the partnerships was adjusted to the value of the partnership at the date of sale (December 31, 2001). Final settlement with the Exchange, based on actual value, resulted in the recognition of $1.3 million of net realized losses for the Company during 2002.

Benefits and expenses

Analysis of policy-related benefits and expenses

Net death benefits on life insurance policies increased 16.6 percent in 2002 to $15.5 million compared to $13.3 million in 2001 and $12.9 million in 2000. Included in the 2001 death benefits is one claim amounting to $0.3 million, net of reinsurance, related to the September 11th terrorist attack on the Pentagon in Washington, D.C. Random fluctuations in death benefits incurred can be expected when mortality results are measured over a short time period due to the small number of claims involved. These short-term fluctuations can influence quarterly or annual results without impacting long-term profitability. Management believes that its underwriting philosophy and practices are sound.

Interest expense incurred on deposits increased $4.8 million, or 11.4 percent, in 2002 and $2.3 million, or 5.8 percent, in 2001. Interest rates credited on annuity and universal life deposits were lowered in 2002 to reflect the change in the current interest rate environment. Due to the stable returns and principal protection offered by these products, deposits increased significantly in 2002. At December 31, 2002, annuity deposits totaled $803.7 million, an increase of 26.2 percent from December 31, 2001, and universal life deposits totaled $135.6 million, an increase of 11.5 percent from December 31, 2001. The increase in interest expense was the result of the increases in net annuity and universal life deposits. The interest rates credited on annuity and universal life deposits in 2002 and 2001 were at the following rates:

	Annuity	Universal life
	deposits	deposits

Jan. 1, 2001–Sept. 30, 2001	5.25%–6.25%	6.00%–6.75%
Oct. 1, 2001–Feb. 19, 2002	5.00%–6.00%	6.00%–6.75%
Feb. 20, 2002–Oct. 7, 2002	4.75%–5.50%	5.50%–6.25%
Oct. 8, 2002–Dec. 2, 2002	4.25%–5.00%	5.25%–6.00%
Dec. 3, 2002–Dec. 31, 2002	4.00%–4.80%	5.25%–6.00%

Surrender and other benefits decreased by $0.5 million to $1.8 million in 2002 and increased by $1.4 million to $2.3 million in 2001. The decrease in 2002 resulted from changes in the Company’s share of the Pennsylvania Employees Group Life Insurance (PEGLI) pool. PEGLI is a voluntary reinsurance pool that provides reinsurance coverage to primary insurers who insure Commonwealth of Pennsylvania employees upon their retirement. The Company’s share of the PEGLI pool benefit expense amounted to $0.6 million in 2002, $1.0 million in 2001 and $0.4 million in 2000. The change in the Company’s share of the PEGLI pool is subject to fluctuations inherent in the underwriting of life insurance products. Beginning July 1, 2000, the Company stopped receiving new business from the PEGLI pool. Information will continue to be provided to the Company on an annual basis to determine its share of the pool assets and liabilities until the remaining balances have run off over time. Surrender and other benefits also include life surrender benefits, matured endowments, disability benefits and interest on death benefits.

The liability for future life policy benefits is computed considering various factors such as anticipated mortality, future investment yields, withdrawals and anticipated credit for reinsurance. The increase in future life policy benefit expense increased $0.8 million, or 14.2 percent, in 2002 and increased $1.3 million, or 30.5 percent, in 2001. The required reserves increased with the success of the newest traditional life insurance products, ERIE Target TermSM and ERIE Flagship TermSM2, and with the increase in the Company’s life insurance in force of 22.8 percent in 2002.

The amortization of deferred policy acquisition costs increased $2.6 million, or 44.8 percent, in 2002 and $0.7 million, or 13.1 percent, in 2001. At each balance sheet date, the Company evaluates the historical and expected future gross profits on its insurance and annuity products. Any adjustment in expected future gross profit requires that the DAC amortization rate be revised retroactively to the date of policy issuance. The cumulative difference related to prior periods is recognized as a component of the current period’s DAC amortization, along with DAC amortization associated with the actual gross profits of the current period. Lower actual gross profits in a period would typically result in less DAC amortization expense in that period. The converse would also be true. However, if lower gross profits were to continue into the future, additional DAC amortization of the existing DAC asset may occur.

The Company periodically reviews the DAC asset to determine if it is recoverable from future income. If DAC is determined to be unrecoverable, such costs are expensed at the time of determination. The amount of DAC considered realizable would be reduced in the near term if the estimate of ultimate or future gross profits is reduced. The amount of DAC amortization would be revised if any of the estimates discussed above are revised. In 2002, the actual expenses on the Company’s new term plans exceeded the projected plan expenses, which resulted in reduced gross profits on those products. As a result of the reduced gross profits, an adjustment to increase DAC amortization of approximately $2.0 million, or $0.14 per share after taxes, was made in the fourth quarter of 2002 which reduced the DAC asset.

Analysis of other expenses

General expenses and commissions, net of DAC additions, increased to $16.3 million in 2002 compared to $13.8 million in 2001 and $11.2 million in 2000. General expenses include wages and salaries, Employee benefits, data processing expenses, occupancy expenses and other office and general administrative expenses of the Company. Certain general expenses of the Company related to the acquisition and underwriting of new policies are deferred as DAC. Medical inspection and exam fees related to new business production, wages, salaries and Employee benefits of underwriting personnel, and salaries, Employee benefits and bonuses paid to branch sales Employees for the production of life and annuity business, are all deferrable.

General expenses, net of DAC, increased $1.1 million, or 9.4 percent, in 2002 and $2.2 million, or 24.2 percent, in 2001. Medical inspection and exam fees increased $1.4 million to $4.4 million in 2002. These and other expenses relating to new business are normally capitalized as DAC. However, a smaller percentage of these expenses were capitalized in 2002 due to the anticipated lower profit margins produced by the new ERIE Flagship TermSM, ERIE Flagship TermSM2 and ERIE Target TermSM products.

Direct commissions to independent Agents include new and renewal commissions, production bonuses and promotional incentives to Agents. These direct commission expenses are reported on the Statements of Operations net of commissions received from reinsurers. The reported expense is also affected by the amount of commission expenses capitalized as DAC. Commissions, which vary with and are related primarily to the production of new business, are deferrable as DAC. Most first-year and incentive commissions and some second-year commissions qualify for deferral as DAC.

Commission expense, net of DAC, increased $1.4 million, or 57.0 percent, to $3.8 million in 2002 from $2.4 million in 2001. First-year and incentive commissions on traditional life insurance products increased $2.5 million to $8.9 million in 2002. As with the general expenses, a smaller percentage of these expenses were capitalized in 2002 due to the anticipated lower profit margins produced by the newer term products.

Taxes, licenses and fees, net of DAC, increased $1.0 million, or 47.1 percent, to $3.2 million in 2002 from $2.1 million in 2001. The Company recognized a charge of $0.7 million in 2002 from the write-off of a receivable due from the Pennsylvania Life and Health Insurance Guaranty Association (PLHIGA). This receivable was originally recorded by the Company, based on information received from the PLHIGA, to reflect a recalculation of annuity assessments paid in previous years. Currently, the PLHIGA recalculation of annuity assessments is the subject of a pending dispute. The Company decided to remove this asset from its Statements of Financial Position in 2002 due to the uncertainty of the collectibility of these receivables from PLHIGA.

Financial Condition

Investments

The Company’s investment strategies and portfolios are structured to match the features of the life insurance and annuity products sold by the Company. Annuities and life insurance policies are long-term products; therefore, the Company’s investment strategy takes a long-term perspective emphasizing investment quality, diversification and superior investment returns. The Company’s investments are managed on a total return approach that focuses on current income and capital appreciation.

Distribution of Invested Assets
Carrying Value at December 31

In thousands

	2002	%	2001	%

Fixed maturities available-for-sale	$1,039,367	91.0	$730,270	84.0
Equity securities:
Preferred stock	68,749	6.0	51,003	5.9
Common stock	0	0.0	52,672	6.0
Limited partnerships	16,053	1.4	18,249	2.1
Other invested assets	17,901	1.6	17,529	2.0

Total invested assets	$1,142,070	100.0	$869,723	100.0

The Company continually reviews the investment portfolio to evaluate positions that might incur other-than-temporary declines in value. For investment holdings, general economic conditions and/or conditions specifically affecting the underlying issuer or its industry, including downgrades by the major rating agencies, are considered in evaluating impairment in value. In addition to specific factors, other factors considered in the Company’s review of investment valuation are the length of time the market value is below cost and the amount the market value is below cost.

For fixed maturity and preferred stock investments, the Company individually analyzes all positions with emphasis on those that have declined more than 20 percent below cost. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if declines in value are due to changes in interest rates, changes relating to a decline in credit quality, or other issues affecting the investment. Positions that have incurred market price declines of over 20 percent for a period greater than six months where the creditworthiness of the issuer or other factors indicate a decline that is other-than-temporary, are either sold or recognized as impaired and reflected as a charge to the Company’s operations. In 2002, impairment charges on fixed maturity securities totaled $24.7 million.

At December 31, 2002, the Company’s investment in fixed maturities and equity securities totaled $1.1 billion, or 97.0 percent, of total invested assets. These resources provide the liquidity the Company requires to meet known and unforeseen demands on its funds. Limited partnerships, real estate, policy loans and real estate mortgage loans comprised 3.0 percent of total invested assets.

The Company’s performance of its fixed maturities and equity securities compared to market indices is presented below.

Two years ended December 31, 2002 (Pre-tax annualized returns)

Fixed maturities	10.19%
Preferred stock	12.18%
Common stock	(20.91%)
Other indices:
Lehman Brothers Global Aggregate Bond Index—Unhedged	8.79%
S&P 500 Composite Index	(17.10%)

Fixed maturities

     The Company’s fixed maturities at December 31, 2002, consist of investments in bonds, redeemable preferred stock and notes. It is the Company’s objective that the fixed maturity portfolio be of very high quality and well-diversified within each market sector. The Company only purchases investment-grade securities. Non-investment grade issues held by the Company are the result of downgrades of securities previously rated investment grade. The portfolio is managed with the goal of achieving reasonable returns while limiting exposure to risk.

     The Company’s fixed maturity investments consist 98.3 percent, or $1.0 billion, of investment-grade bonds. The below-investment-grade category consists of $8.8 million of medium quality bonds, and $9.0 million of bonds rated at low quality or below. Generally, the fixed maturity securities in the Company’s portfolio are rated by external rating agencies. If not externally rated, they are rated by the Company on a basis consistent with the basis used by the rating agencies.

     Management believes that having all fixed maturities classified as available-for-sale securities will allow the Company to meet its liquidity needs and provide greater flexibility for its investment managers to respond to changes in market conditions or strategic direction. Securities classified as available-for-sale are carried at market value with unrealized gains and losses included in shareholders’ equity. At December 31, 2002 and 2001, net unrealized gains on fixed maturities available-for-sale amounted to $34.6 million and $7.7 million, respectively, net of deferred taxes.

Equity securities

     Equity securities at December 31, 2002, consist of nonredeemable preferred stock carried on the Statements of Financial Position at market value. The Company sold all of its common stock holdings in 2002. At December 31, 2002 and 2001, nonredeemable preferred stock held by the Company had net unrealized gains of $1.7 million and $0.4 million, respectively, net of deferred taxes. Common stock held by the Company at December 31, 2001, had net unrealized gains of $10.6 million, net of deferred taxes. As with the fixed maturities portfolio, the Company’s nonredeemable preferred stock portfolio provides a source of highly predictable current income. These securities are diversified within each market sector and support the investment return provided to Policyholders. The nonredeemable preferred stock consist of $68.7 million of highest or high quality grade positions at December 31, 2002.

Reserve liabilities

     The Company’s primary commitment is its obligation to meet the payment of future policy benefits under the terms of its life insurance and annuity contracts. To meet these future obligations, the Company establishes life insurance reserves based upon the type of policy, the age of the insured, and the number of years the policy has been in force. The Company also establishes annuity and universal life reserves based on the amount of Policyholder deposits (less applicable insurance and expense charges) plus interest earned on those deposits. Life insurance and annuity reserves are supported primarily by the Company’s long-term, fixed income investments as the underlying policy reserves are generally also of a long-term nature.

Quantitative and Qualitative
Disclosures About Market Risk

The Company is exposed to potential loss from various market risks, including changes in interest rates, equity prices, and credit risk.

Interest rate risk

The Company’s exposure to interest rates is concentrated in the fixed maturities portfolio. The fixed maturities portfolio comprises 91.0 percent and 84.0 percent of invested assets at December 31, 2002 and 2001, respectively. The Company does not hedge its exposure to interest rate risk since it has the capacity and intention to hold the fixed maturity positions until maturity. The Company calculates the duration and convexity of the fixed maturities portfolio each month to measure the price sensitivity of the portfolio to interest rate changes. Duration measures the relative sensitivity of the fair value of an investment to changes in interest rates. Convexity measures the rate of change of duration with respect to changes in interest rates. These factors are analyzed monthly to ensure that both the duration and convexity remain in the targeted ranges established by management.

Principal cash flows and related weighted-average interest rates by expected maturity dates for financial instruments sensitive to interest rates are as follows:

	Principal	Weighted-average
December 31, 2002	cash flows	interest rate

(dollars in thousands)
Fixed maturities:
2003	$38,890	6.6%
2004	24,434	6.7%
2005	50,201	6.2%
2006	50,190	6.6%
2007	63,932	5.7%
Thereafter	763,010	6.9%

Total	$990,657

Market value	$1,039,367

	Principal	Weighted-average
December 31, 2001	cash flows	interest rate

(dollars in thousands)
Fixed maturities:
2002	$27,102	7.0%
2003	41,615	7.3%
2004	27,768	7.5%
2005	43,103	7.1%
2006	73,723	6.2%
Thereafter	504,249	7.6%

Total	$717,560

Market value	$730,270

Actual cash flows may differ from those stated as a result of calls and overpayments.

     A sensitivity analysis is used to measure the potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected period. In the Company’s sensitivity analysis model, a hypothetical change in market rates is selected that is expected to reflect reasonably possible changes in those rates. The following pro forma information is presented assuming a 100 basis point increase in interest rates at December 31 of each year, and reflects the estimated effect on the fair value of the Company’s fixed maturity investment portfolio. The Company used the modified duration of its fixed maturity investment portfolio to model the pro forma effect of a change in interest rates at December 31, 2002 and 2001.

Fixed maturity interest rate sensitivity analysis

	As of December 31,
	2002	2001

(dollars in thousands)
Market value	$1,039,367	$730,270
Change in market value (1)	(58,665)	(40,164)
Pro forma market value	$980,702	$690,106
Modified duration (2)	5.6%	5.5%

(1)	The change in market value is calculated by taking the negative of the product obtained by multiplying (i) modified duration by (ii) change in interest rates by (iii) market value of the portfolio.

(2)	Modified duration is a measure of a portfolio’s sensitivity to changes in interest rates. It is interpreted as the approximate percentage change in the market value of a portfolio for a certain basis point change in interest rates.

Equity price risk

The Company’s portfolio of marketable equity securities, which is carried on the Statements of Financial Position at estimated fair value, has exposure to price risk, the risk of potential loss in estimated fair value resulting from an adverse change in prices. The Company’s objective is to earn competitive relative returns by investing in a diverse portfolio of liquid securities. At December 31, 2002 and 2001, nonredeemable preferred stocks comprised 100.0 percent and 49.2 percent of the Company’s investment in marketable equity securities. In 2002, the Company sold its remaining common stock portfolio to increase the overall earnings stream and reduce the impact of equity price risk.

Credit risk

The Company’s objective is to earn competitive returns by investing in a diversified portfolio of securities. The Company’s portfolios of fixed maturity securities, nonredeemable preferred stock, mortgage loans and, to a lesser extent, short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt. The Company manages this risk by performing up front underwriting analysis and ongoing reviews of credit quality by position and for the fixed maturity portfolio in total. The Company does not currently hedge credit risk inherent in its fixed maturity investments.

The Company has entered into various reinsurance treaties for the purpose of ceding life insurance in force that exceeds the Company’s desired retention limits. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company’s most significant reinsurance business is with Business Men’s Assurance Company of America (BMA), which reinsures a portion of the Company’s life and accident and health business. At December 31, 2002, the amount of life insurance in force ceded to BMA totaled approximately $4.2 billion, which represents 18.1 percent of total life insurance in force at that date.

Liquidity and Capital Resources

General considerations and analysis

Liquidity is a measure of the Company’s ability to secure enough cash to meet its contractual obligations and operating needs. Generally, insurance premiums are collected prior to claims and benefit disbursements and these funds are invested to provide necessary cash flows in future years. The Company’s major sources of cash from operations are life insurance premiums and investment income. The net positive cash flow is used to fund Company commitments and to build the investment portfolio, thereby increasing future investment returns. Net cash provided by operating activities in 2002 was $22.8 million compared to $18.0 million in 2001 and $14.0 million in 2000. The Company’s liquidity position remains strong as invested assets and cash and cash equivalents increased 26.4 percent to $1.2 billion at December 31, 2002.

Proceeds from the sales, calls and maturities of fixed maturity positions totaled $267.6 million and $293.0 million in 2002 and 2001, respectively. Each of these years was much higher than the $63.9 million of sales, calls and maturities in 2000. Market interest rates declined in 2002 and 2001, causing greater levels of calls. Also, record numbers of credit quality downgrades and defaults occurred in the bond markets in 2002 and 2001. The Company sold many of these issues in order to improve the overall credit quality of the fixed income portfolio.

Annuity and universal life deposits, which do not appear as revenue on the financial statements, are a source of funds. Net cash provided by annuity and universal life deposits in 2002 were $166.8 million and $14.0 million, respectively. These deposits do not involve a mortality or morbidity risk and are accounted for using methods applicable to comparable interest-bearing obligations of other types of financial institutions. This method of accounting records deposits as a liability rather than as revenue.

The Company’s commitments for expenditures as of December 31, 2002, are primarily for policy death benefits, policy surrenders and withdrawals, general operating expenses, federal income taxes and dividends to shareholders. All Company commitments are met by cash flows from policy revenue, annuity and universal life deposits and investment income. Management believes its cash flow from operations and its liquid assets and marketable securities will enable the Company to meet foreseeable cash requirements. As an added measure of liquidity, the Company has arranged for a $10.0 million line of credit with a commercial bank. There were no borrowings under this credit line in 2002, 2001 or 2000.

Regulatory considerations

The Commonwealth of Pennsylvania follows the statutory accounting practices minimum Risk-Based Capital (RBC) requirements for domestic insurance companies that were developed by the NAIC. The NAIC standard set for measuring RBC is a method of calculating the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC formula is used by the state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. At December 31, 2002, the Company substantially exceeded the minimum risk-based capital levels that require regulatory action.

Critical Accounting Estimates

The Company makes estimates and assumptions that can have a significant effect on amounts and disclosures reported in the financial statements. The most significant estimates relate to valuation of investments, policy acquisition costs, reserves for policy liabilities and guaranty fund liability accruals. While management believes its estimates are appropriate, the ultimate amounts may differ from the estimates provided. The methods for making these estimates are continually reviewed and any adjustments considered necessary are reflected in current earnings.

Investment valuation

Management makes estimates concerning the valuation of all investments and the timely recognition of other-than-temporary declines in value of these investments. When the decline in value of an investment is considered by management to be other-than-temporary, the investment is written down to its market value. For all investments except limited partnerships, the impairment charge is included as a realized loss on investments in the Statements of Operations. For limited partnerships, the impairment charge is included as a component of equity in earnings of limited partnerships. All investments are individually monitored for other-than-temporary declines in value. Generally, if an individual security has depreciated in value by more than 20 percent of original cost, and has been in such unrealized loss position for more than six months, management assumes there has been an other-than-temporary decline in value. In addition, the Company may write down other securities in an unrealized loss position depending on the existence of certain other factors. These other factors considered include: the significance of the amount fair value is below cost; financial condition of the issuer; a significant drop in ratings by Standard & Poor’s or Moody’s; specific events that occurred affecting an investment; and specific industry or geographic events.

Deferred policy acquisition costs (DAC)

The Company incurs significant costs in connection with acquiring new business. Many of these acquisition costs, which vary with and are primarily related to the production of new business, are deferred. The recovery of these deferred acquisition costs are dependent on the future profitability of the policies sold. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, administration expenses and certain economic variables, such as inflation. These factors enter into management’s estimates of gross margins and profits, which generally are used to amortize the deferred acquisition costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the deferred acquisition cost asset and a charge to income if estimated future gross margins and profits are less than amounts deferred.

Insurance liabilities

With respect to reserves for policy liabilities, significant components of estimates include a variety of factors such as anticipated mortality, morbidity, withdrawals, lapses and investment yields. Liabilities for life insurance and income-paying annuity future policy benefits are computed primarily by the net level premium method. Disability income reserves are calculated as two-year preliminary term mid-terminal reserves plus unearned premium reserves. Deferred annuity future policy benefit liabilities are established at accumulated values without reduction for surrender charges. Reserves for universal life and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or the present value of future benefit payments when such payments are guaranteed. Variations are inherent in such calculations due to the estimates and assumptions necessary in the calculations.

Liability for guaranty fund assessments

Estimates are also made by the Company for guaranty fund and other assessments. The Company is sometimes required to pay assessments to states in which it is licensed because of insurance company insolvencies. The liability for the assessments is recorded when the insolvency event has occurred and can be reasonably estimated. The Company commonly becomes aware of insolvencies that will affect it prior to obtaining specific assessment amounts from state guaranty associations to estimate its share of the liability. The Company estimates its liability based on information received from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA). The information provided by NOLHGA is only an estimate and subject to change as more accurate assessment amounts are received.

Factors That May Affect Future Results

Products with interest rate guarantees

Several of the Company’s annuity and universal life products offer guaranteed interest rates to Policyholders. In response to the current interest rate environment, the Company has recently reduced the credited interest rates to historically low levels. Certain products are now within 5 basis points of the minimum interest rates guaranteed under these policies.

If the interest rates on fixed income securities continue to decline, the interest rates available in the marketplace may be insufficient to produce our current target profit margins or in extreme situations, could produce negative profit margins on annuity and universal life deposits. In this situation, new policy issuance and new money received on existing contracts could be restricted. For instance, new policy sales could be suspended on policies with guaranteed interest rates above current market rates until new policy forms with lower guaranteed rates could be filed and approved by the various states in which the Company operates.

The Company has filed amendments to current deferred annuity products to lower interest rate guarantees 150 basis points to 3.0 percent. These forms have been approved in the District of Columbia, Indiana, Ohio, North Carolina, Pennsylvania, Tennessee, Virginia, West Virginia and Wisconsin. These states accounted for 92.2 percent of our new deferred annuity deposits in 2002.

The Company has limited ability in its current universal life and annuity policy contracts to restrict new deposits on existing contracts. New deposits are limited under the terms of the Company’s universal life and annuity contracts as follows:

•	Universal life products provide for planned premium amounts. Additional unplanned premium payments may be made at any time during the insured’s life and before the end of the payment period. The amounts of such payments must be acceptable to the Company and be within IRS guidelines. Policies in force at December 31, 2002, have an annualized planned premium of $27.3 million.

•	Flexible premium deferred annuity contracts allow the Company to limit deposits to a maximum of $25,000 per year. There are currently over 20,000 contracts in force.

Additional reserves on universal life and annuity policies would be required for new deposits or account balances where the guaranteed interest rate on the policies exceeded the rate the Company could earn on its investments.

The recovery of acquisition costs previously capitalized on annuity and universal life products is dependent on the future profitability of this business. Reduced investment margins over an extended period of time could affect the recoverability of the deferred policy acquisition asset.

During 2002, the average rate credited on flexible premium deferred annuities and universal life deposits was 5.3 percent and 5.6 percent, respectively. The current coupon yield on fixed maturities matched against our universal life and annuity products at December 31, 2002, is 6.7 percent.

Investment market conditions

The Company’s deposit-type products compete with a wide variety of investment options. Among other factors affecting the investment decisions of Policy holders and potential Policyholders are general investment market conditions, particularly the market interest rate environment. Changes in interest rates affect pricing and the relative attractiveness of interest-sensitive investment options, which bears directly on the ability of the Company to attract new Policyholders and retain existing holders of annuity, universal life and certain permanent life insurance products.

Term insurance pricing environment

In response to the intensely competitive environment for term life insurance, the Company began selling two new competitively priced term products in 2001: ERIE Target TermSM ERIE Flagship TermSM2. These products are heavily reinsured and have reduced profit margins resulting in product offerings that are extremely competitive. ERIE Target TermSM and ERIE Flagship TermSM2 replace higher margin term products the Company previously marketed. Continued competitive pricing of term products may prompt the Company to adjust term premiums further, which could have the effect of lowering the profitability of the Company and could result in the impairment of the Company’s DAC asset.

Financial ratings

The combination of Company growth and the decline in investment returns exposes the Company to reduced surplus levels. Surplus levels are an important element of the rating process used by such agencies as A.M. Best and Standard & Poor’s, which are industry-accepted measures of an insurance company’s financial strength and are specifically designed to provide an independent opinion of an insurance company’s financial health and ability to meet ongoing obligations to policyholders. These ratings are a factor in establishing the competitive position of insurance companies.

If the Company were to incur reductions in surplus for an extended period of time, the ratings of the Company may be downgraded. Future downgrades in these or other ratings would reduce the competitive position of the Company by making it more difficult to attract business in the highly competitive life insurance industry. In such circumstances, the Company may need to take measures to increase surplus levels in order to maintain adequate ratings. The Company may increase surplus through a variety of means, including the issuance of additional surplus notes.

Geographic expansion

The Company continues to seek quality growth by expanding its operating territories. The expansion into new operating territories offers the opportunity for growth in premiums. Over the last several years, geographic expansion has made a contribution to the premium growth rate of the Company. On December 6, 2001, the Erie Insurance Group announced its intention to expand its marketing territory into Minnesota. Minnesota will be the 11th state served by the Company, in addition to the District of Columbia. The Company intends to write all lines of life, health and annuity products it currently offers in Minnesota beginning in the third quarter of 2004. The Company anticipates that such expansion will continue to contribute positively to its growth and profitability.

Federal chartering

Congress is considering legislation that would create an optional federal charter for insurers. The Insurance Industry Modernization Act would establish an Office of National Insurers within the Treasury Department. The office would have the power to charter, license and regulate “national insurers” and its director would be required to establish a Division of Consumer Affairs within the office. The proposed legislation would repeal the McCarran-Ferguson Act, except for the sharing of historical loss data and activities associated with participation in mandatory residual market and workers’ compensation mechanisms.

Federal chartering has the potential to create an uneven playing field for insurers. Federally chartered companies could be subject to different regulatory requirements than state chartered insurers in the areas of market conduct oversight, solvency regulation, guaranty fund participation and premium tax burdens. If this occurs, federally chartered insurers may obtain a competitive advantage over state licensed carriers. The federal proposal also raises the specter of a matrix of regulation and costly, duplicative or conflicting federal and state requirements. The repeal of the McCarran-Ferguson Act and its partial exemption for the insurance industry from federal antitrust laws would make it extremely difficult for insurers to compile and share loss data, develop standard policy forms and manuals and predict future loss costs.

Privacy

The insurance industry continues to address compliance issues required by the Gramm Leach Bliley Financial Services Modernization Act (GLBA) and the Health Insurance Portability and Accountability Act (HIPAA). The GLBA places limits on how insurers may use and disclose consumer information. It also requires all financial institutions to adopt internal policies and procedures to protect the privacy and security of consumer information and to deliver an annual privacy notice to all customers. Following delivery of these notices in July 2001, consumer groups complained that the notices were legalistic, complex and generally not “consumer friendly.” In response, the NAIC organized a task force to study the adoption of simplified model language for insurer privacy notices. The NAIC has also proposed model regulation that addresses the security of consumer information and provides standards for insurance departments to measure compliance with privacy laws.

In February 2001, the Department of Health and Human Services (HHS) issued regulations under HIPAA requiring health plans, health care providers and health care clearinghouses (“covered entities”) to adopt privacy policies for the protection of health information. Regulations have also been adopted to set standards for the electronic transfer of health information. Although the Company’s insurance operations are not directly subject to the regulations, we will be required to comply if we elect to engage in the electronic transfer of information to and from covered entities.

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

The Company’s substantial portfolio of equity and fixed income investments could also be affected by potential future terrorist actions that may affect the level of economic activity as well as investor confidence in the U.S. capital markets.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: Certain forward-looking statements contained herein involve risks and uncertainties. These statements include certain discussions relating to underwriting, premium and investment income volume, business strategies, profitability and business relationships and the Company’s other business activities during 2002 and beyond. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These forward-looking statements reflect the Company’s current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Many of the factors that will determine future events or achievements are beyond our ability to control or predict.

Market for the Registrant’s
Common Stock and Related
Shareholder Matters

The Company’s common stock is traded on the OTC Bulletin Board (OTCBB) under the symbol “ERIF.” The Company had 948 shareholders of record of common stock on December 31, 2002.

Date dividends declared	Dividends declared per share

March 5, 2002	$0.210
April 30, 2002	0.210
June 11, 2002	0.210
September 9, 2002	0.210

$0.840

February 14, 2001	$0.195
April 24, 2001	0.195
June 12, 2001	0.195
September 11, 2001	0.195

$0.780

The amount of dividends the Company can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10 percent of its statutory surplus as regards Policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer’s own securities. Accordingly, the maximum dividend payout which may be made in 2003 without prior Pennsylvania Commissioner approval is $9.0 million. This limitation could restrict the amount of dividends the Company can declare in 2003.

High/low closing price of common stock

	2002		2001
	Low	High	Low	High

First quarter	$20	$21 3/4	$16	$17 1/2
Second quarter	20 1/4	22 5/8	16 3/4	18 3/4
Third quarter	21 1/4	22 1/8	17 4/5	21
Fourth quarter	21 1/5	22 1/2	19	21 3/4

MD&A Graph

Index to Graphs included in the Investment Section
of The Management’s Discussion and Analysis

Graph #1	LIFE INSURANCE IN FORCE (BILLIONS)

	2002 Gross	$23.2
	2002 Net	$16.2
	2001 Gross	$18.9
	2001 Net	$14.8
	2000 Gross	$16.5
	2000 Net	$13.9

Graph #2	DIVERSIFICATION OF FIXED MATURITIES AT DECEMBER 31, 2002 — CARRYING/MARKET VALUE

	U.S. Industrial & Miscellaneous	57%
	U.S. Banks, Trusts and Insurance Companies	20%
	Public Utilities	10%
	Foreign	10%
	U.S. Treasuries	3%

Graph #3	QUALITY* OF FIXED MATURITY PORTFOLIO AT DECEMBER 31, 2002 — CARRYING/MARKET VALUE

	Highest	67%
	High	31%
	Medium	1%
	Low or below	1%
	* As rated by Standard & Poor’s or Moody’s Investor’s Service, Inc.

Graph #4	DIVERSIFICATION OF EQUITY SECURITIES AT DECEMBER 31, 2002 — CARRYING/MARKET VALUE

	Foreign Banks & Insurance	58%
	U.S. Industrial & Miscellaneous	18%
	Foreign Industrial & Miscellaneous	13%
	U.S. Banks & Insurance	11%

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

The Company’s system of internal control is designed to safeguard Company assets from unauthorized use or disposition and to provide for proper authorization, execution and recording of Company transactions. Company personnel design, maintain and monitor internal control on an ongoing basis. In addition, the Company’s internal auditors review and report on the functioning of various aspects of internal control.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with the Company’s management, internal auditors and independent auditors to review the work of each and to inquire as to their assessment of the performance of Company financial personnel. The independent auditors and internal auditors have full and free access to the Audit Committee, without the presence of management, to discuss results of work performed and communicate other appropriate matters.

/s/ Jeffrey A. Ludrof
President and
Chief Executive Officer
February 7, 2003

/s/ Philip A. Garcia
Executive Vice President and
Chief Financial Officer
February 7, 2003

/s/ Timothy G. NeCastro
Senior Vice President
and Controller
February 7, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
Erie Family Life Insurance Company
Erie, Pennsylvania

We have audited the accompanying Statements of Financial Position of Erie Family Life Insurance Company as of December 31, 2002 and 2001, and the related Statements of Operations, Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erie Family Life Insurance Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Malin, Bergquist & Company, LLP
Malin, Bergquist & Company, LLP
Erie, Pennsylvania
February 7, 2003

ERIE FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2002 and 2001
(Dollars in thousands)

ASSETS	2002	2001

Invested assets:
Fixed maturities at fair value (amortized cost of $986,137 and $718,500, respectively)	$1,039,367	$730,270
Equity securities at fair value (cost of $66,072 and $86,758, respectively)	68,749	103,675
Limited partnerships (cost of $16,352 and $18,691, respectively)	16,053	18,249
Real estate	1,210	1,293
Policy loans	9,516	8,879
Real estate mortgage loans	7,175	7,357

Total invested assets	$1,142,070	$869,723
Cash and cash equivalents	97,022	159,462
Premiums receivable from policyholders	6,225	5,089
Reinsurance recoverable	1,713	1,775
Other receivables	1,486	374
Accrued investment income	13,353	11,520
Deferred policy acquisition costs	104,065	92,015
Reserve credit for reinsurance ceded	14,123	12,120
Prepaid federal income taxes	2,674	8,508
Other assets	6,888	8,856

Total assets	$1,389,619	$1,169,442

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2001

LIABILITIES
Policy liabilities and accruals:
Future policy benefits	$94,243	$85,673
Policy and contract claims	2,362	1,950
Annuity deposits	803,675	636,850
Universal life deposits	135,551	121,560
Supplementary contracts not including life contingencies	625	605
Other policyholder funds	14,335	7,974
Deferred income taxes	41,577	31,807
Reinsurance premium due	1,591	1,741
Securities lending collateral	41,669	48,959
Accounts payable and accrued expenses	9,673	7,412
Note payable to Erie Indemnity Company	15,000	15,000
Due to affiliates	2,886	2,309
Dividends payable	1,985	1,843

Total liabilities	$1,165,172	$963,683

SHAREHOLDERS’ EQUITY
Common stock, $.40 par value per share; authorized 15,000,000 shares; 9,450,000 shares issued and outstanding	$3,780	$3,780
Additional paid-in capital	630	630
Accumulated other comprehensive income	36,145	18,359
Retained earnings	183,892	182,990

Total shareholders’ equity	$224,447	$205,759

Total liabilities and shareholders’ equity	$1,389,619	$1,169,442

See accompanying notes to financial statements.

ERIE FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share data)

	2002	2001	2000

Revenues
Net policy revenue
Life premiums	$48,070	$43,693	$41,975
Group and other premiums	3,059	2,798	2,562

Total net policy revenue	$51,129	$46,491	$44,537
Net investment income	66,286	61,181	59,476
Net realized (losses) gains on investments	(9,610)	(19,646)	6,960
Equity in earnings of limited partnerships	3,664	736	3,437
Other income	815	752	963

Total revenues	$112,284	$89,514	$115,373
Benefits and expenses
Death benefits	$15,547	$13,338	$12,869
Interest on annuity deposits	39,720	35,284	33,686
Interest on universal life deposits	7,249	6,889	6,182
Surrender and other benefits	1,785	2,263	835
Increase in future life policy benefits	6,563	5,748	4,402
Amortization of deferred policy acquisition costs	8,427	5,818	5,145
Commissions	3,806	2,425	1,969
General expenses	12,494	11,417	9,194
Taxes, licenses and fees	3,156	2,145	2,268

Total benefits and expenses	$98,747	$85,327	$76,550

Income before income taxes	$13,537	$4,187	$38,823
Provision for federal income taxes	4,697	1,449	13,433

Net income	$8,840	$2,738	$25,390

Net income per share	$0.94	$0.29	$2.69

See accompanying notes to financial statements.

ERIE FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share data)

				Accumulated
	Total			Other
	Shareholders’	Comprehensive	Retained	Comprehensive		Additional
	Equity	Income	Earnings	Income (Loss)	Common Stock	Paid-in Capital

Balance, January 1, 2000	$171,103		$169,037	$(2,344)	$3,780	$630
Comprehensive income
Net income	25,390	$25,390	25,390
Unrealized appreciation of investments, net of tax	6,031	6,031		6,031

Comprehensive income		$31,421

Dividends declared, $.72 per share	(6,804)		(6,804)

Balance, December 31, 2000	$195,720		$187,623	$3,687	$3,780	$630

Comprehensive income
Net income	2,738	$2,738	2,738
Unrealized appreciation of investments, net of tax	14,672	14,672		14,672

Comprehensive income		$17,410

Dividends declared, $.78 per share	(7,371)		(7,371)

Balance, December 31, 2001	$205,759		$182,990	$18,359	$3,780	$630

Comprehensive income
Net income	8,840	$8,840	8,840
Unrealized appreciation of investments, net of tax	17,786	17,786		17,786

Comprehensive income		$26,626

Dividends declared, $.84 per share	(7,938)		(7,938)

Balance, December 31, 2002	$224,447		$183,892	$36,145	$3,780	$630

See accompanying notes to financial statements.

ERIE FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,840	$2,738	$25,390
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of bond and mortgage (discount) premium	(21)	244	214
Amortization of deferred policy acquisition costs	8,427	5,818	5,145
Real estate depreciation	83	83	83
Software amortization	249	249	249
Deferred federal income tax expense	193	88	2,718
Realized losses (gains) on investments	9,610	19,646	(6,960)
Equity in income of limited partnerships	(3,664)	(736)	(3,437)
Increase in premiums receivable	(1,135)	(480)	(553)
(Increase) decrease in other receivables	(1,114)	18	(221)
(Increase) decrease in accrued investment income	(1,833)	518	(1,142)
Increase in policy acquisition costs deferred	(20,477)	(13,110)	(12,280)
Decrease (increase) in other assets	1,719	597	(1,098)
Increase in reinsurance recoverables and reserve credits	(1,941)	(4,207)	(2,297)
Increase in future policy benefits and claims	8,983	8,271	7,718
Increase (decrease) in other policyholder funds	6,361	3,359	(1,008)
(Decrease) increase in reinsurance premium due	(150)	847	202
Decrease (increase) in prepaid federal income taxes	5,834	(8,341)	591
Increase in accounts payable and due to affiliates	2,839	2,395	697

Net cash provided by operating activities	$22,803	$17,997	$14,011

See accompanying notes to financial statements.

ERIE FAMILY LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS — CONTINUED

Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments:
Fixed maturities	$(551,582)	$(329,244)	$(101,624)
Equity securities	(31,246)	(23,172)	(37,253)
Limited partnerships	(6,199)	(9,513)	(9,104)
Sales/maturities of investments:
Sales of fixed maturities	152,474	218,548	23,447
Calls/maturities of fixed maturities	115,099	74,480	40,442
Equity securities	59,963	55,563	35,599
Limited partnerships	10,952	28,206	3,614
(Decrease) increase in collateral from securities lending	(7,290)	48,959	0
Principal payments received on mortgage loans	182	927	1,691
Loans made to policyholders	(2,010)	(2,185)	(2,140)
Payments received on policy loans	1,373	1,072	1,098

Net cash (used in) provided by investing activities	$(258,284)	$63,641	$(44,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Annuity and supplementary contract deposits and interest	$215,255	$105,138	$84,757
Annuity and supplementary contract surrenders and withdrawals	(48,410)	(52,408)	(69,831)
Universal life deposits and interest	19,426	19,127	17,380
Universal life surrenders	(5,434)	(4,759)	(4,828)
Dividends paid to shareholders	(7,796)	(7,229)	(6,662)

Net cash provided by financing activities	$173,041	$59,869	$20,816

Net (decrease) increase in cash and cash equivalents	$(62,440)	$141,507	$(9,403)
Cash and cash equivalents at beginning of year	159,462	17,955	27,358

Cash and cash equivalents at end of year	$97,022	$159,462	$17,955

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (refunded) during the year for:
Interest	$1,175	$1,175	$1,192
Income taxes	(1,329)	9,701	10,124

See accompanying notes to financial statements.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

All dollar amounts are in thousands, except per share data.

NOTE 1. NATURE OF BUSINESS

Erie Family Life Insurance Company (the Company), a Pennsylvania-domiciled life insurer, is engaged in the business of underwriting and selling nonparticipating individual and group life insurance policies, including universal life, annuity products and disability income products. The Company markets its products through independent agents in 10 states and the District of Columbia and is subject to supervision and regulations of the states in which it operates. A majority of the Company’s business is written in Pennsylvania, Ohio, Maryland and Virginia. See also Note 12.

The Company is owned 21.6% by the Erie Indemnity Company (EIC), 53.5% by the Erie Insurance Exchange (Exchange) and the remaining 24.9% by public shareholders. EIC is a Pennsylvania business corporation formed in 1925 to be the attorney-in-fact for Erie Insurance Exchange, a Pennsylvania-domiciled reciprocal insurance exchange. As attorney-in-fact for the Exchange, EIC has a fiduciary duty to protect the policyholders of the Exchange in addition to its fiduciary duty to protect the interests of its shareholders. EIC operates predominantly as a provider of certain management services to the Exchange. EIC also is engaged in the property/casualty insurance business through its wholly-owned subsidiaries, Erie Insurance Company, Erie Insurance Property & Casualty Company, and Erie Insurance Company of New York and through a subsidiary of the Exchange, Flagship City Insurance Company (Flagship). The Company, EIC, the Exchange and their subsidiaries and affiliates operate collectively under the name Erie Insurance Group.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) that differ from statutory accounting practices (SAP) prescribed or permitted for insurance companies by state regulatory authorities. For differences between GAAP and SAP, see Note 13.

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

The development of liabilities for future policy benefits for the Company’s products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and future expectations. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related future policy benefit estimates.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Fixed maturities and marketable equity securities are classified as “available-for-sale.” At December 31, 2002, equity securities consist of nonredeemable preferred stock while fixed maturities consist of bonds, notes and redeemable preferred stock. During 2002, the Company sold its common stock portfolio. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of comprehensive income and shareholders’ equity. There are no securities classified as “trading” securities or “held-to-maturity” securities.

Interest and dividend income is recorded as earned. Realized gains and losses on sales of investments are recognized in income on the specific identification method.

The Company continually reviews the investment portfolio to evaluate positions that might incur other-than-temporary declines in value. For investment holdings, general economic conditions and/or conditions specifically affecting the underlying issuer or its industry, including downgrades by the major rating agencies, are considered in evaluating impairment in value. In addition to specific factors, other factors considered in the Company’s review of investment valuation are the length of time the market value is below cost and the amount the market value is below cost.

For fixed maturity and preferred stock investments, the Company individually analyzes all positions with emphasis on those that have declined more than 20% below cost. The Company considers market conditions, industry characteristics and the fundamental operating results of the issuer to determine if declines in value are due to changes in interest rates, changes relating to a decline in credit quality, or other issues affecting the investment. Positions that have incurred market price decline of over 20% for a period greater than six months, where the creditworthiness of the issuer or other factors indicate a decline that is other-than-temporary, are either sold or recognized as impaired, and reflected as a charge to the Company’s operations.

Impairment charges made on securities are considered a realized loss in the Statements of Operations. Impairment charges on limited partnerships are recorded as a loss in equity in earnings of limited partnerships in the Statements of Operations.

Mortgage loans on commercial real estate are recorded at unpaid balances, adjusted for amortization of premium or discount. Valuation allowances, if needed, are provided for impairment in net realizable value based on periodic valuations.

Limited partnerships include U.S. and foreign real estate and fixed income investments. These partnerships are recorded using the equity method, which approximates the Company’s share of the carrying value of the partnership. The Company has not guaranteed any of the partnership liabilities.

The Company participates in a securities lending program whereby certain securities from its portfolio are loaned to other institutions for short periods of time. A fee is paid to the Company by the borrower in return. Company policy requires collateral equal to 102% of the fair value of the loaned securities. The Company maintains full ownership rights to the securities loaned and continues to earn interest on them. In addition, the Company has the ability to sell the securities while they are on loan. The Company has

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

an indemnification agreement with the lending agent in the event a borrower becomes insolvent or fails to return securities. Securities lending collateral is recorded by the Company as a liability. The proceeds from the collateral are invested in cash and short-term investments and are reported on the Statements of Financial Position as cash and cash equivalents. The Company shares a portion of the interest on these short-term investments with the borrower. Revenue received for the years ended December 31, 2002 and 2001, related to this program totaled $97 and $85, respectively.

The Company had loaned securities with a market value of $40,732 and $46,949 and secured collateral of $41,669 and $48,959 at December 31, 2002 and 2001, respectively. The Company maintains the loaned securities on its Statements of Financial Position as part of its invested assets. The Company has incurred no losses on the loan program since the program’s inception.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents total $58,190 and $112,809 at December 31, 2002 and 2001, respectively, and are comprised of investments in bank money market funds.

Deferred policy acquisition costs (DAC)

The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, expenses to administer the business and certain economic variables, such as inflation. These factors enter into management’s estimates of gross margins and profits which generally are used to amortize the costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred.

At each balance sheet date, the Company evaluates the historical and expected future gross profits. Any adjustment in estimated profit requires that the amortization rate be revised retroactively to the date of policy issuance. The cumulative difference related to prior periods is recognized as a component of the current periods’ amortization, along with amortization associated with the actual gross profits of the period. Lower actual gross profits in a period would typically result in less amortization expense in that period. The converse would also be true. However, if lower gross profits were to continue into the future, additional amortization of the existing DAC asset may occur.

The Company periodically reviews the DAC asset to determine if it is recoverable from future income. If DAC is determined to be unrecoverable, such costs are expensed at the time of determination. The amount of DAC considered realizable would be reduced in the near term if the estimate of ultimate or future gross profits is reduced. The amount of DAC amortization would be revised if any of the estimates discussed above are revised. In 2002, the Company determined that the gross premiums on its term products

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are insufficient to cover actual acquisition costs. Thus, an adjustment to increase amortization approximately $2,000, or $.14 per share, after taxes was made in the fourth quarter of 2002 to adjust the DAC asset accordingly.

Deferred policy acquisition costs are summarized as follows:

	2002	2001	2000

Balance at beginning of year	$92,015	$84,723	$77,588
Additions:
Commissions	10,894	5,543	4,738
General expenses	9,365	7,364	7,373
Taxes, licenses and fees	218	203	169

	20,477	13,110	12,280
Amortization	(8,427)	(5,818)	(5,145)

Balance at end of year	$104,065	$92,015	$84,723

In 2002, annuity deposits increased significantly, thus resulting in an increase in amounts capitalized in DAC. Additions to DAC relating to annuities were $6,932, $1,880 and $910 in 2002, 2001 and 2000, respectively.

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

Universal life and annuity deposits are credited with varying interest rates determined at the discretion of the Company subject to certain minimums. During 2002, interest rates credited ranged from 5.25% to 6.75% on universal life deposits and 4.0% to 6.0% on annuity deposits.

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

Assessments are recognized as incurred when an event obligating the Company has occurred and the amount can be reasonably estimated. The Company commonly becomes aware of insolvencies that will affect it prior to obtaining specific assessment amounts from state guaranty associations to estimate its share of the liability. The Company estimates its liability based on information received from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA). The information provided by NOLHGA is obtained from a variety of sources and is only an estimate. When the assessment is subject to credit against future premium taxes, and such credits are likely to be recoverable, an asset is established. The asset is reduced when the credits are realized under applicable state law.

The Company’s estimated liability for guaranty fund and other assessments was $645 and $614 at December 31, 2002, and 2001, respectively. The estimated asset for credit against future premium taxes was $506 and $486 at December 31, 2002, and 2001, respectively.

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

Reinsurance

Reinsurance premiums, commissions and expense reimbursements on reinsurance ceded are accounted for on a basis consistent with those used in accounting for the original policies issued. Premiums and benefits to policyholders ceded to other companies have been reported as a reduction of policy revenue and increase in future policy benefits.

Expense reimbursements received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs. Amounts recoverable from reinsurers for future policy benefits are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are recorded as an asset under reserve credit for reinsurance ceded on the Statements of Financial Position.

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

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Software development costs

Software development costs have been capitalized and included in other assets. Total software development costs are being amortized on a straight-line basis over the expected useful life of the asset. The carrying value of this asset at December 31, 2002 and 2001, was $1,684 and $1,933, respectively.

Earnings per share

Earnings per share amounts are based on the weighted average number of common shares outstanding during each of the respective years.

NOTE 3. INVESTMENTS

The following tables summarize the cost and market value of securities at December 31, 2002 and 2001.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

December 31, 2002
Fixed Maturities:
Bonds:
U. S. treasuries and government agencies	$29,351	$1,568	$0	$30,919
Public utilities	100,718	5,226	1,421	104,523
U. S. banks, trusts and insurance companies	190,216	12,663	334	202,545
U. S. industrial and miscellaneous	557,397	36,149	4,479	589,067
Foreign	99,624	5,947	2,393	103,178

Total bonds	977,306	61,553	8,627	1,030,232
Redeemable preferred stock	8,831	304	0	9,135

Total fixed maturities	$986,137	$61,857	$8,627	$1,039,367

Equity Securities:
Nonredeemable preferred stock:
U. S. Banks, trusts and insurance companies	$7,016	$211	$0	$7,227
U. S. industrial and miscellaneous	11,872	773	0	12,645
Foreign	47,184	2,496	803	48,877

Total equity securities	$66,072	$3,480	$803	$68,749

Total available-for-sale securities	$1,052,209	$65,337	$9,430	$1,108,116

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 3. INVESTMENTS (CONTINUED)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

December 31, 2001
Fixed Maturities:
Bonds:
U. S. treasuries and government agencies	$26,239	$423	$139	$26,523
Special revenue	8,028	352	0	8,380
Public utilities	71,906	1,803	925	72,784
U. S. banks, trusts and insurance companies	136,259	3,425	583	139,101
U. S. industrial and miscellaneous	419,325	9,354	3,500	425,179
Foreign	56,743	1,794	234	58,303

Total fixed maturities	$718,500	$17,151	$5,381	$730,270

Equity Securities:
Common stock:
U. S. banks, trusts and insurance companies	$5,332	$809	$17	$6,124
U. S. industrial and miscellaneous	30,605	15,996	413	46,188
Public utilities	417	0	57	360
Nonredeemable preferred stock:
U. S. industrial and miscellaneous	8,603	712	0	9,315
Foreign	41,801	1,306	1,419	41,688

Total equity securities	$86,758	$18,823	$1,906	$103,675

Total available-for-sale securities	$805,258	$35,974	$7,287	$833,945

            Components of net investment income follow for the years ended December 31:

	2002	2001	2000

Fixed maturities	$58,933	$53,172	$51,440
Equity securities	5,999	6,815	7,496
Other	3,296	3,109	2,391

Total investment income	$68,228	$63,096	$61,327
Investment expense	1,942	1,915	1,851

Net investment income	$66,286	$61,181	$59,476

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 3. INVESTMENTS (CONTINUED)

Components of realized gains and losses on investments reflected in operations for the years ended December 31 are included below. Included in 2002 gross realized losses of fixed maturity and equity securities are impairment charges totaling $25,806. These charges relate primarily to investments in the communications, energy and finance segments. In 2001, an equity securities impairment charge totaling $27 related to one position in the computer and office equipment segment.

	2002	2001	2000

Fixed maturities:
Gross realized gains	$10,008	$8,616	$671
Gross realized losses	(26,400)	(13,502)	(436)

Net realized (losses) gains	$(16,392)	$(4,886)	$235

Equity securities:
Gross realized gains	$13,308	$1,657	$11,514
Gross realized losses	(5,276)	(17,561)	(4,789)

Net realized gains (losses)	$8,032	$(15,904)	$6,725

Limited partnerships:
Gross realized gains	$452	$4,715	$0
Gross realized losses	(1,702)	(3,571)	0

Net realized (losses) gains	$(1,250)	$1,144	$0

Net realized (losses) gains on investments	$(9,610)	$(19,646)	$6,960

During the fourth quarter of 2001, the Company sold its private equity limited partnerships to the Exchange, recognizing a gain of $1,144 at the time of sale based on the September 30, 2001, financial statements provided by the limited partnerships. During the second quarter of 2002, actual valuation data was received from these partnerships and the sale price of the partnerships was adjusted to the value of the partnerships at the date of sale (December 31, 2001). This resulted in the recognition of $1,250 of net realized losses during 2002.

The components of equity in earnings of limited partnerships reported for the years ended December 31 are as follows:

	2002	2001	2000

Private equity	$0	$(1,093)	$515
Real estate	4,136	1,390	1,926
Fixed income	(472)	439	996

Equity in earnings of limited partnerships	$3,664	$736	3,437

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

     NOTE 3. INVESTMENTS (CONTINUED)

The following is a summary of fixed maturities at December 31, 2002, by remaining term to contractual maturity:

	Amortized	Estimated
	Cost	Fair Value

Due in one year or less	$39,880	$40,045
Due after one year through five years	184,582	191,830
Due after five years through 10 years	427,941	457,874
Due after 10 years through 20 years	124,374	130,669
Due after 20 years	206,990	216,579
Bonds in default	2,370	2,370

	$986,137	$1,039,367

Bonds having a fair value of $1,993 at December 31, 2002, were on deposit with various regulatory authorities as required by law. Bonds having a fair value of $15,517 are pledged as collateral on a $10,000 line of credit with a bank. There were no borrowings on the line during 2002 and 2001.

Net unrealized gains and losses on investments are credited or charged directly to accumulated other comprehensive income. At December 31, 2002, net unrealized gains on investments of $36,145 consisted of $65,337 in gross unrealized gains less $9,730 in gross unrealized losses and deferred taxes of $19,462.

Changes in unrealized gains include the following for the years ended December 31:

	2002	2001	2000

Equity securities	$(14,240)	$6,388	$(6,892)
Fixed maturities	41,460	23,197	11,355
Limited partnerships	143	(7,013)	4,816
Deferred federal income tax expense	(9,577)	(7,900)	(3,248)

Increase in unrealized gains	$17,786	$14,672	$6,031

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

Annuity deposits: Included in this category are annuity deposit contracts. The Company retains the right to change interest rates subject to a one year guaranteed interest rate and a minimum interest rate provided in the policy. As a result, the carrying value of these contracts approximates their fair value. These annuity deposits totaled $643,941 at December 31, 2002.

Annuity deposits include structured settlements, contracts that the policyholder cannot surrender at any time and for which the policyholder is locked into an interest rate for the duration of the contract. Fair values of these contracts were estimated using discounted projected cash flows based upon interest rates currently being offered for similar contracts with the same remaining maturities. At December 31, 2002, the carrying value of structured settlements totaled $159,734 while the estimated fair value of these contracts totaled $178,609.

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

NOTE 5. COMPREHENSIVE INCOME

Comprehensive income is defined as any change in equity from transactions and other events originating from nonowner sources. The components of other comprehensive income follow for the years ended December 31:

	2002	2001	2000

Unrealized holding gains arising during period	$17,753	$2,926	$16,239
Less: losses (gains) included in net income	9,610	19,646	(6,960)

Net unrealized holding gains arising during period	$27,363	$22,572	$9,279
Income tax expense related to unrealized gains	(9,577)	(7,900)	(3,248)

Other comprehensive income, net of tax	$17,786	$14,672	$6,031

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 6. LIABILITY FOR UNPAID POLICY AND CONTRACT CLAIMS

Activity in the liability for unpaid policy and contract claims is as follows:

	2002	2001	2000

Balance at January 1	$1,950	$2,473	$1,305
Less reinsurance recoverables	(1,022)	(168)	(184)

Net balance at January 1	$928	$2,305	$1,121
Total death claims incurred	15,547	13,338	12,869
Total death claims paid, net of reinsurance recoveries	15,027	14,715	11,685

Net balance at December 31	$1,448	$928	$2,305
Plus reinsurance recoverables	914	1,022	168

Balance at December 31	$2,362	$1,950	$2,473

Included in the 2002 total death claims paid is payment of a claim related to a former president and CEO of the Company totaling $739, net of reinsurance recoveries.

NOTE 7. ANNUITY & UNIVERSAL LIFE DEPOSITS

The Company offers, among other products, annuity and universal life insurance. The amount received as deposits for each of the years ended December 31 are as follows:

	2002	2001	2000

Deposits:
Universal life	$12,176	$12,238	$11,198
Annuity	175,509	69,754	51,060

Total	$187,685	$81,992	$62,258

The Erie Insurance Group Retirement Plan for Employees purchases from the Company individual annuities for some terminated vested Employees or beneficiaries receiving benefits. These are nonparticipating annuity contracts under which the Company has unconditionally contracted to provide specified benefits to beneficiaries in return for a fixed premium from the plan. Annuity deposits in 2002, 2001 and 2000 included $149, $4,513 and $5,627, respectively, of deposits on annuity contracts purchased by the Erie Insurance Group Retirement Plan for Employees. Due to the current interest rate environment, the Erie Insurance Group Retirement Plan for Employees reduced the annuities purchased from the Company in 2002. Annuity deposit balances outstanding relating to pension annuities sold to the Erie Insurance Group Retirement Plan are $47,331 and $48,797 at December 31, 2002 and 2001, respectively.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 7. ANNUITY & UNIVERSAL LIFE DEPOSITS (CONTINUED)

The Erie Insurance Group 401(k) plan for Employees includes an investment option in a Company annuity. Annuity deposits in 2002, 2001 and 2000, included $2,182, $1,912 and $1,144, respectively, of deposits on annuity contracts purchased by Erie Insurance Group employees through the 401(k) plan. Annuity deposit balances outstanding relating to 401(k) annuities sold to employees are $25,081 and $22,686 at December 31, 2002 and 2001, respectively.

The Erie Insurance Group affiliated property and casualty insurance companies periodically purchase annuities from the Company in connection with the structured settlement of claims. Considerations recorded in annuity deposits in the Statements of Financial Position from structured settlement annuities sold to affiliated property and casualty companies of the Erie Insurance Group totaled $18,564, $12,879 and $16,168 in 2002, 2001 and 2000, respectively. The reserves held for structured settlement annuities sold to the affiliated property and casualty insurance companies equal $186,180 and $171,006 at December 31, 2002 and 2001, respectively.

NOTE 8. FEDERAL INCOME TAXES

The provision for federal income taxes consists of the following for the years ended December 31:

	2002	2001	2000

Currently due	$4,504	$1,361	$10,715
Deferred	193	88	2,718

Total	$4,697	$1,449	$13,433

A reconciliation of the provision for income taxes with amounts determined by applying the statutory federal income tax rates to pretax income is as follows:

	2002	2001	2000

Federal income taxes at statutory rates	$4,738	$1,465	$13,588
Dividends received deduction and tax-exempt interest	(18)	(33)	(47)
Other	(23)	17	(108)

Provision for federal income taxes	$4,697	$1,449	$13,433

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 8. FEDERAL INCOME TAXES (CONTINUED)

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred income tax liabilities are as follows:

	December 31,
	2002	2001

Deferred policy acquisition costs	$31,399	$28,030
Liability for future life and annuity policy benefits	(4,405)	(5,146)
Unrealized gains	19,462	9,885
Write-down of securities	(1,736)	(9)
Deferred compensation	(962)	(800)
Other	(2,181)	(153)

Deferred income tax liability	$41,577	$31,807

NOTE 9. RELATED PARTY TRANSACTIONS

Expense allocations

Allocations from EIC for operating expenses paid on behalf of the Company are made on a monthly basis. The Company reimburses EIC when the expenses are paid. The amount of these cash settlements for the Company totaled $23,784, $18,545 and $18,631 in 2002, 2001 and 2000, respectively.

The Employees of the Company participate in the pension and other Employee benefit plans of EIC. The pension benefits are based on years of service and salary. Pension costs are funded by EIC in amounts sufficient to at least meet ERISA minimum funding requirements. The Company, through EIC, also participates in certain deferred compensation and supplemental pension plans for certain executive and senior officers. The amounts recorded by the Company for the deferred compensation and supplemental pension plan totaled $748, $553 and $711 at December 31, 2002, 2001 and 2000, respectively, which will be settled in cash to EIC as payments are made under these plans. The pension and related benefit costs allocated to the Company from EIC equaled $120, ($96) and ($72) in 2002, 2001 and 2000, respectively.

Note payable to EIC

The $15,000 surplus note payable to EIC bears an annual interest rate of 6.45% and all payments of interest and principal of the note may be repaid only out of unassigned surplus of the Company, subject to prior approval of the Pennsylvania Insurance Commissioner. Interest on the surplus note is scheduled to be paid semiannually. The note will be payable on demand on or after December 31, 2005. During 2002, 2001 and 2000, the Company paid interest to EIC totaling $968 in each year.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 9. RELATED PARTY TRANSACTIONS (CONTINUED)

Real estate

The Company owns certain real estate it leases to EIC. The real estate is recorded net of accumulated depreciation of $1,611 and $1,528 at December 31, 2002, and 2001, respectively. Rentals paid by EIC to the Company totaled $318, $312 and $309 in 2002, 2001 and 2000, respectively. Future minimum rentals under this agreement are as follows:

2003	$321
2004	328
2005	331
2006	337
2007	341
Thereafter	113

Total	$1,771

Software and equipment

EIC purchased certain software and equipment for use by the Company. Depreciation and applicable interest are charged to the Company throughout the estimated useful life of the asset and is included in general expenses. Depreciation and interest charged the Company in 2002, 2001 and 2000 amounted to $672, $701 and $717, respectively.

NOTE 10. REINSURANCE

The Company has entered into various reinsurance treaties for the purpose of ceding the excess of life insurance over the Company established retention limits. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company considers all of its reinsurance assets to be collectible, therefore, no allowance has been established for uncollectible amounts.

Generally, the Company’s retention limit is $300 per life for individual coverage. For its disability income product, the Company has a 50% coinsurance agreement with its reinsurer. As of December 31, 2002, and 2001, $7.0 billion and $4.1 billion, respectively, of life insurance in force was ceded to other companies. The Company’s most significant reinsurance business is with Business Men’s Assurance Company of America (BMA), which reinsures a portion of the Company’s life and accident and health business. At December 31, 2002, the amount of in-force life insurance ceded to BMA totaled approximately $4.2 billion.

In 2001, the Company introduced two new products, ERIE Flagship Term2 and ERIE Target Term. These products are reinsured 50% and 90%, respectively, with nonaffiliated reinsurers. Sales of ERIE Flagship Term, ERIE Flagship Term2 and the ERIE Target Term in 2002 resulted in increased ceded reinsurance balances in 2002. Policy revenue ceded to BMA totaled $5,816, $3,956 and $1,469 for the years ended December 31, 2002, 2001 and 2000, respectively.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 10. REINSURANCE (CONTINUED)

The effect of ceded reinsurance in the Statement of Operations is as follows:

	2002	2001	2000

Revenues:
Direct policy revenue	$63,426	$54,549	$49,249
Policy revenue ceded	12,297	8,058	4,712

Net policy revenue	51,129	46,491	44,537
Net investment income	66,286	61,181	59,476
Net realized (losses) gains on investments	(9,610)	(19,646)	6,960
Equity in earnings of limited partnerships	3,664	736	3,437
Other income	815	752	963

Total revenues	$112,284	$89,514	$115,373
Benefits and expenses:
Death benefits	$18,462	$15,833	$15,190
Reinsurance recoveries	2,915	2,495	2,321

Net death benefits	15,547	13,338	12,869
Interest on deposits and other policyholder benefits	48,754	44,436	40,703
Increase in future life policy benefits	8,566	8,792	6,551
Reinsurance reserve credits	2,003	3,044	2,149

Net increase in future life policy benefits	6,563	5,748	4,402
Amortization of deferred policy acquisition costs	8,427	5,818	5,145
Commissions	10,839	6,311	4,313
Reinsurance commission allowance	7,033	3,886	2,344

Net commissions	3,806	2,425	1,969
General expenses, taxes, licenses and fees	15,650	13,562	11,462

Total benefits and expenses	$98,747	$85,327	$76,550

Income before income taxes	$13,537	$4,187	$38,823

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 11. COMMITMENTS

The Company has outstanding commitments to invest up to $4.0 million in limited partnerships at December 31, 2002. These commitments will be funded as required through the end of the respective investment periods, which typically span 3 to 5 years.

NOTE 12. SEGMENT INFORMATION

The Company offers a range of products and services, but operates as one reportable life insurance segment. The Company’s Traditional Life insurance line includes permanent life, endowment life, term life and whole life policies. The Universal Life line includes all fixed universal life products sold by the Company. Variable universal life products are not sold by the Company. The Fixed Annuities line includes fixed ordinary deferred annuities, tax advantaged deferred annuities, annuities in pay-out and structured settlements. Neither variable nor equity indexed annuity products are sold by the Company. The Group Life and Other line includes group life insurance and disability income products. The Corporate Account includes investment income earned from surplus not specifically allocable to any one product type. Investment-related income is allocated based on the assumption that the fixed maturities and preferred stock portfolios support the insurance product lines and the common stock, limited partnership and remaining fixed maturity investments support the Corporate Account. Because the Company sold its entire common stock portfolio at the end of 2002, relatively more of the fixed maturity portfolio will support the Corporate Account in future periods.

The loss recorded in the Fixed Annuities line for the year ended December 31, 2002, is a direct result of the impairment charges recognized on fixed maturity investments during 2002 of $24,697. The 2002 increase in investment-related and other income in the Corporate Account is a result of $8,683 in net realized gains on the sale of common stock in 2002. The 2001 results in the Corporate Account investment-related income were due to realized losses on common stock totaling $16,356.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 12. SEGMENT INFORMATION (CONTINUED)

				Group
	Traditional	Universal	Fixed	Life &	Corporate
	Life	Life	Annuities	Other	Account	Total

2002
Total policy revenue, net of reinsurance	$35,860	$12,209	$3	$3,057	$0	$51,129
Total net investment income and other income	6,381	8,227	46,294	157	9,706	70,765
Net realized capital (losses) gains	(1,547)	(1,819)	(11,198)	(38)	4,992	(9,610)

Total revenues	$40,694	$18,617	$35,099	$3,176	$14,698	$112,284

Less: Total benefits and expenses	35,106	17,246	44,115	2,280	0	98,747

Income (loss) before income taxes	$5,588	$1,371	($9,016)	$896	$14,698	$13,537

2001
Total policy revenue, net of reinsurance	$32,685	$11,008	$3	$2,795	$0	$46,491
Total net investment income and other income	6,446	7,899	42,914	164	5,246	62,669
Net realized capital losses	(471)	(527)	(3,128)	(12)	(15,508)	(19,646)

Total revenues	$38,660	$18,380	$39,789	$2,947	$(10,262)	$89,514

Less: Total benefits and expenses	28,764	15,040	38,009	3,514	0	85,327

Income (loss) before income taxes	$9,896	$3,340	$1,780	$(567)	$(10,262)	$4,187

2000
Total policy revenue, net of reinsurance	$31,789	$10,186	$2	$2,560	$0	$44,537
Total net investment income and other income	6,348	7,463	42,744	150	7,171	63,876
Net realized capital gains	7	8	50	0	6,895	6,960

Total revenues	$38,144	$17,657	$42,796	$2,710	$14,066	$115,373

Less: Total benefits and expenses	24,420	14,011	36,903	1,216	0	76,550

Income before income taxes	$13,724	$3,646	$5,893	$1,494	$14,066	$38,823

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

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 13. STATUTORY INFORMATION (CONTINUED)

A reconciliation of net income as filed with regulatory authorities to net income reported in the accompanying financial statements for the years ended December 31, 2002, 2001 and 2000, follows:

	2002	2001	2000

Statutory net (loss) income	$(8,625)	$(5,065)	$19,058
Reconciling items:
Policy liabilities and accruals	3,568	831	3,035
Deferred policy acquisition costs, net of amortization	12,050	7,292	7,135
Investment valuation differences	3,372	2,084	(686)
GAAP deferred taxes	(193)	(88)	(2,718)
Cost of collection	0	0	1,232
Deferred and uncollected premiums	(2,034)	(1,557)	(1,884)
Limited partnership income	950	(500)	459
Other	(248)	(259)	(241)

GAAP net income	$8,840	$2,738	$25,390

A reconciliation of shareholders’ equity as filed with regulatory authorities to shareholders’ equity reported in the accompanying financial statements as of December 31, 2002 and 2001, follows:

	2002	2001

Statutory shareholders’ equity	$93,319	$109,870
Reconciling items:
Asset valuation and interest maintenance reserves	21,990	33,324
Investment valuation differences	56,010	12,034
Deferred policy acquisition costs	104,065	92,015
Surplus note	(15,000)	(15,000)
Policy liabilities and accruals	17,624	14,056
Difference between statutory and GAAP deferred taxes	(44,312)	(33,574)
Deferred and uncollected premiums	(10,933)	(8,899)
Capitalized salaries and benefits, net of amortization	1,684	1,933

GAAP shareholders’ equity	$224,447	$205,759

The minimum statutory capital and surplus requirements under Pennsylvania law for stock life insurance companies (Section 386 of the PA Insurance Code) amounts to $1,650. The Company’s total statutory capital and surplus well exceeded these minimum requirements.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 13. STATUTORY INFORMATION (CONTINUED)

The amount of dividends the Company can pay to its shareholders without the prior approval of the Pennsylvania Insurance Commissioner is limited by statute to the greater of: (a) 10% of its statutory surplus as regards policyholders as shown on its last annual statement on file with the commissioner, or (b) the net income as reported for the period covered by such annual statement, but shall not include pro rata distribution of any class of the insurer’s own securities. Accordingly, the maximum dividend payout which may be made in 2003 without prior Pennsylvania Commissioner approval is $8,954. Dividends declared to shareholders totaled $7,938 in 2002 and $7,371 in 2001.

Bonds having a carrying value of $1,993 at December 31, 2002, were on deposit with various regulatory authorities as required by law. The carrying value of these bonds are not material for separate disclosure on the Company’s Statements of Financial Position and are included with fixed maturities.

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following results are unaudited. In the opinion of the Company’s management, all adjustments — consisting only of normal recurring accruals — necessary for a fair presentation of the interim periods presented have been included.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2002
Total net policy revenue	$12,329	$13,518	$12,311	$12,971
Net investment income	14,510	16,998	16,517	18,261
Net realized gains (losses) on investments	2,054	(7,698)	(5,235)	1,269
Equity in earnings (losses) of limited partnerships	1,069	2,513	151	(69)
Other income	244	177	139	255

Total revenues	$30,206	$25,508	$23,883	$32,687

Income before income taxes	$6,706	$1,538	$750	$4,543
Provision for federal income tax expense	(2,320)	(532)	(260)	(1,585)

Net income	$4,386	$1,006	$490	$2,958

Net income per share	$0.46	$0.11	$0.05	$0.32

Comprehensive (loss) income	$(5,973)	$7,964	$16,683	$7,952

2001
Total net policy revenue	$10,997	$11,861	$11,295	$12,338
Net investment income	14,709	15,865	14,744	15,863
Net realized gains (losses) on investments	594	(1,067)	(2,034)	(17,139)
Equity in (losses) earnings of limited partnerships	(965)	1,767	614	(680)
Other income	191	178	317	66

Total revenues	$25,526	$28,604	$24,936	$10,448

Income (loss) before income taxes	$5,261	$8,642	$3,861	$(13,577)
Provision for federal income tax (expense) benefit	(1,820)	(2,985)	(1,342)	4,698

Net income (loss)	$3,441	$5,657	$2,519	$(8,879)

Net income (loss) per share	$0.36	$0.60	$0.27	$(0.94)

Comprehensive income (loss)	$9,136	$7,295	$5,854	$(4,875)

ERIE FAMILY LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2000
Total net policy revenue	$10,472	$11,643	$11,373	$11,049
Net investment income	14,764	14,965	14,259	15,488
Net realized gains on investments	2,249	1,603	1,628	1,480
Equity in earnings (losses) of limited partnerships	970	1,400	1,122	(55)
Other income	305	211	244	203

Total revenues	$28,760	$29,822	$28,626	$28,165

Income before income taxes	$9,948	$8,991	$9,214	$10,670
Provision for federal income tax expense	(3,442)	(3,111)	(3,188)	(3,692)

Net income	$6,506	$5,880	$6,026	$6,978

Net income per share	$0.69	$0.62	$0.64	$0.74

Comprehensive income	$19,605	$139	$8,886	$2,791

The Company sold its common stock portfolio in the fourth quarter of 2002. For the quarter, net realized gains on common stocks totaled $6,580. During the fourth quarter of 2002, an adjustment of approximately $2,000 was made to increase the DAC amortization. See also
Note 2.

Net realized losses on investments in the fourth quarter of 2001 resulted primarily from sales of fixed maturities and common stock as part of a proactive year end tax planning strategy.